Follow-Up Materials

02060138

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Uni Credito Italiano

*CURRENT ADDRESS Via Dante, 1
Genoa, Italy

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

FILE NO. 82- 3185 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 11/18/02

CONSOLIDATED REPORT AND ACCOUNTS 2000

UniCredito Italiano

Board of Directors

Board of Directors, Board of Auditors

BOARD OF DIRECTORS AS AT 31 DECEMBER 2000

Lucio Rondelli[1] *	**Chairman**
Eugenio Caponi *	Deputy Chairman (Vicarious)
Fabrizio Palenzona *	Deputy Chairman
Alessandro Profumo *	Managing Director/CEO
Franco Bellei	Directors
Roberto Bertazzoni *	
Mario Cattaneo	
Philippe Citerne	
Carlo Delaini	
Leonardo Del Vecchio	
Francesco Giacomin *	
Candido Fois	
Franzo Grande Stevens	
Maurizio Lotti	
Achille Maramotti	
Angelo Marchiò *	
Luca Remmert	
Giovanni Vaccarino	
Anthony Wyand	
Marco Fantazzini	Secretary

* Executive Committee Members

1. Following the resignation of Dr. Lucio Rondelli, on 8 January 2001 the Board of Directors appointed Prof. Francesco Cesarini to the position of Chairman.

BOARD OF AUDITORS

Gian Luigi Francardo	**Chairman**
Giorgio Arena	Statutory Auditors
Giorgio Loli	
Aldo Milanese	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	
PricewaterhouseCoopers S.p.A.	**EXTERNAL AUDITORS**

General Management
and Managers in Charge of Principal Business Areas/Departments

Chart of the Group
Report on Operations
Accounts and Annexes
External Auditors' Report
Branch Networks in Italy and Offices abroad

General Management and Managers in Charge of Principal Business Areas/Departments

GENERAL MANAGEMENT AS AT 31 DECEMBER 2000

Alessandro Profumo	**Managing Director/CEO**
Luca Majocchi Pietro Modiano	**Deputy CEOs**
Massimiliano Naef Roberto Nicastro Roberto Nordio	**General Managers**
Maurizia Angelo Comneno Silvio Barzi Fabio Bolognini Antonino Buccellato Fausto Galmarini Franco Grosso Giuseppe Leopardo Andrea Moneta Fausto Petteni Dario Prunotto	**Deputy General Managers**

MANAGERS IN CHARGE OF PRINCIPAL BUSINESS AREAS/DEPARTMENTS

Luca Majocchi	Italian Banking Division
Pietro Modiano	Wholesale Banking Division
Roberto Nicastro	Foreign Banks and New Growth Division
Silvio Barzi	Household e-Bank
Dario Prunotto	Private Individual e-Bank
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Andrea Moneta	Planning and Finance
Roberto Nordio	Human Resources
Fabio Bolognini	Corporate
Pasquale Giamboi	Retail
Fausto Petteni	International
Massimiliano Naef	Operations
Fausto Galmarini	Credit
Franco Leccacorvi	Accounts
Vittorio Borelli	External Relations
Matteo Montagna	Environment, Safety and Social Report

Contents



Presentation

Contents

Chart of the Group

Chart of the Group as at 31 December 2000

Credit institutions

Financial and insurance companies

Service companies

Ancillary companies

Gruppo UniCredito Italiano

Fully consolidated

Credit Institutions

BANCA CRT S.p.A. - Main office: Turin

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

BANCA MEDIOCREDITO S.p.A.
Main office: Turin

CARIVERONA BANCA S.p.A.
Main office: Verona

CASSA RISPARMIO CARPI S.p.A.
Main office: Carpi

CASSA DI RISPARMIO DI TRENTO
E ROVERETO S.p.A. - Main office: Trento

CASSA DI RISPARMIO DI TRIESTE
BANCA S.p.A. - Main office: Trieste

CASSAMARCA S.p.A. - Main office: Treviso

CREDITO ITALIANO S.p.A.
Main office: Genoa

MEDIOCREDITO DELL'UMBRIA S.p.A.
Sede Perugia

MEDIOVENEZIE BANCA S.p.A.
Main office: Verona

ROLO BANCA 1473 S.p.A.
Main office: Bologna

SPLITSKA BANKA d.d. - Main office: Split ◆

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

BANCA AGRICOLA COMMERCIALE
S.MARINO S.A. - Main office: Borgo
Maggiore (San Marino) ◆

BANQUE MONEGASQUE
DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

BANK PEKAO S.A.
GRUPA PEKAO S.A.
Main office: Warsaw ◆★

BANK PEKAO
(UKRAINA) Ltd - Main office: Luck ◆★

BANK POLSKA KASA OPIEKI
TEL-AVIV Ltd
Main office: Tel Aviv ◆★

CASSA DI RISPARMIO
DI TRIESTE-BANCA d.d.
Main office: Zagreb ◆

UNICREDIT FINANCE
CORPORATION Ltd
Main office: Nassau ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

UNICREDITO ITALIANO BANK
(IRELAND) Plc
Main office: Dublin ◆

BULBANK A.D. - Main office:Sofia ◆

POL'NOBANKA A.S.
Main office: Bratislava ◆

Leasing

LOCAT S.p.A. - Main office: Bologna

PEKAO LEASING Sp.zo.o. - Main office: Warsaw ◆

Factoring

UNICREDIT FACTORING S.p.A.
Main office: Milan

SOGEFACTOR S.r.l. - Main office: Milan

GRIFOFACTOR S.p.A. - Main office: Perugia

PEKAO FAKTORING Sp.zo.o. - Main office: Lublin ◆

Consumer credit

FIDITALIA S.p.A. - Main office: Milan

Asset management

PEKAO/ALLIANCE PTE S.A.
Main office: Warsaw ◆★

PIONEER INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆▲

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆▲

PIONEER MANAGEMENT (Ireland) Ltd
Main office: Dublin ◆▲

PIONEER INVESTMENT MANAGEMENT S.G.R. S.A.
Main office: Milan ▲

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Boston ◆▲

UniCredito Italiano

Consolidated by net equity method

Credit institutions

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

BANCA DI BERGAMO S.p.A.
Main office: Bergamo

CASSA DI RISPARMIO
DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO
DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO
DI SALUZZO S.p.A.
Main office: Saluzzo

BANK HANDLOWY
INTERNATIONAL S.A.
Main office: Luxembourg ◆★

MHB MITTELEUROPAISCHE
HANDELSBANK A.G.
Main office: Frankfurt ◆★

Leasing

LISEURO S.p.A.
Main office: Udine

BDK DAEWOO LEASING Sp.zo.o
Main office: Lublin ◆★

Tax collection

S.F.E.T. S.p.A. Società Friulana
Esazione Tributi
Main office: Udine

Verisparmio Ges. Tri. S.p.A.
Main office: Verona

◆ Registered outside Italy ★ Pekao Group company ▲ Pioneer Group company

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆ ▲

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆ ▲

PIONEER CZECH INVESTMENT COMPANY A.S. - Main office: Prague ◆ ▲

PIONEER FIRST POLISH INVESTMENT FUND S.A
Main office: Warsaw ◆ ▲

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington ◆ ▲

ROLOFONO S.G.R. S.p.A. - Main office: Bologna

GESTICREDIT S.G.R p.A. - Main office: Milan

FONDINVEST RISPARMIO S.G.R. S.p.A. - Main office: Turin

GESTIVENETO S.G.R. S.p.A.
Main office: Verona

GESTIVENETO LUXEMBOURG S.A.
Main office: Luxembourg ◆

ROLO INTERNATIONAL ASSET MANAGEMENT SA
Main office: Luxembourg ◆

S+R Investimenti e Gestioni S.G.R. S.p.A.- Main office: Milan

PEKAO ALLIANCE TFI S.A.
Main office: Warsaw ◆ ▲

SIM

UNICREDITSIM S.p.A. Main office: Milan

XELION SIM S.p.A. - Main office: Milan

FIDA SIM S.p.A. - Main office: Turin

F.R.T. FIDUCIARIA RISPARMIO TURIN SIM S.p.A. - Main office: Turin

CREDITRAS PREVIDENZA SIM S.p.A. - Main office: Milan

Tax collection

UNIRISCOSSIONI S.p.A.
Main office: Turin

ESAMARCA S.p.A. - Main office: Treviso

GESPRO S.p.A. - Main office: Modena

Preferred Shares issuers

UNICREDITO ITALIANO CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO FUNDING LLC I
Main office: Dover ◆

UNICREDITO ITALIANO FUNDING LLC II
Main office: Dover ◆

Other financial companies

CREDIT CARIMONTE S.p.A. - Main office: Modena

UNICREDIT IMPRESE S.p.A. - Main office: Milan

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

CARIVERONA IRELAND Plc
Main office: Dublin ◆

CRTRIESTE IRELAND Ltd - Main office: Dublin ◆

TYRERESCOM Ltd - Main office: Dublin ◆

UNICREDIT DELAWARE Inc. -Main office: Dover ◆

CDM GRUPY PEKAO S.A.
Main office: Warsaw ◆ ★

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Lodz ◆ ★

PIONEER FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw ◆ ▲

PIONEER INTERNATIONAL CORP.
Main office: Wilmngton ◆ ▲

PIONEERING SERVICES CORP.
Main office: Boston ◆ ▲

PIONEER FONDS MARKETING GMBH
Main office: Monaco di Baviera ◆ ▲

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston ◆ ▲

PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd
Main office: Hamilton ◆ ▲

Ancillary companies

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI ACCENTRATE Scpa
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI Scpa
Main office: Milan

PIONEER PLANS CORPORATION
Main office: Wilmngton ◆ ▲

Asset management

PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER FUNDS MANAGEMENT Ltd
Main office: Dublin ◆

UniCredit Capital Italia Advisory Company S.A.
Main office: Luxembourg ◆

PIONEER UNIVERSAL PENSION FUND CO.
Sede Warsaw ◆ ▲

KOTHARI PIONEER AMC Ltd
Main office: Chennai (INDIA) ◆ ▲

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw ◆ ★

Insurance companies

BROKER CREDIT S.p.A.
Main office: Milan

Casse e Assicurazioni Vita S.p.A.
Main office: Verona

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

DUERREVITA S.p.A.
Main office: Bologna

UNICREDITASSICURA S.r.l.
Main office: Milan

GRIFO INSURANCE BROKER S.r.l.
Main office: Perugia

Risparmio Vita Assicurazioni
Main office: Turin

Other financial companies

FIDIA S.p.A.
Main office: Milan

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

Société Anonyme de Gestion Financière -SAGEFI
Main office: Monaco ◆

PROMINVESTMENT S.p.A.
Main office: Rome

JUPITER S.A.
Main office: Warsaw ◆ ★

PEKAO TRADING COMPANY (Canada) Ltd
Main office: Toronto ◆ ★

PEKAO TRADING CORPORATION
Main office: New York ◆ ★

PIONEER NATIONWIDE Sp.zo.o
Main office: Warsaw ◆ ▲

S.B. TRADE d.o.o.
Main office: Split ◆

Service companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

CREDITO ITALIANO INTERNATIONAL SERVICES (C.I.I.S.) S.r.l.
Main office: Rome

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

UNICREDIT CONSULTING S.r.l.
Main office: Milan

S.T.T. S.p.A. Main office: Verona

SEBI S.p.A. - Main office: Perugia

PEKAO INFORMATYKA Sp.zo.o
Main office: Lodz ◆ ★

PEKAO DEVELOPMENT Sp.zo.o
Main office: Lodz ◆ ★

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw ◆ ★

S.S.I.S. Società Servizi Informatici Sammarinese S.p.A. - Main office: Borgo Maggiore (S. Marino) ◆

Société Civile Immobilière CORDUSIO
Main office: Montecarlo ◆

IMMOCRI S.p.A. - Main office: Rome

AGROCONS CENTRUM A.S.
Main office: Bratislava ◆

Presentation

Chart of the Group

Report on Operations

Accounts and Annexes

External Auditors' Report

Branch Networks in Italy and Offices abroad



Operating Results and Performance

Net income and shareholders' equity

The Group's portion of net income for 2000 reached 2,700.8 billion, up by 8.5% over the prior year, and included provisions for a possible cancellation of tax benefits of 382.8 billion (of which 219.3 billion for 1998 and 1999) applied during the last quarter, which were provided under the so-called "Ciampi Law." On a consistent basis, and employing the calculation methodology used for the semi-annual report in 2000, ROE was 20.8% compared to 18.8% for the prior year.
Earnings per share were Lit. 538, compared to Lit. 497 in 1999.

Group structure

The Group's composition changed from 1999 accounts due to the numerous acquisitions made during the year. The main changes in the overall scope of consolidation were as follows:

- The inclusion of CR Trieste, which was previously 27.97% held and consolidated using the equity method, as well as Cassa di Risparmio di Carpi and Banca dell'Umbria, the controlling interest of which was acquired from Rolo Banca 1473;
- As a part of the New Europe strategy, the inclusion of Bulbank, the main Bulgarian bank, Splitska Banka, the third largest Croatian bank, and Pol'nobanka, the sixth largest Slovakian bank by total assets;
- The inclusion of the Pioneer group of the U.S., in view of an operational combination with Europlus, as a part of the internationalisation process of asset management;
- The removal of Credito Fondiario e Industriale.

In order to allow for a consistent comparison in the analysis of changes in balance sheet and profit and loss account figures, in the following paragraphs the pro-forma balance sheet and profit and loss account as at December 1999 were restated, without, however, modifying amounts related to the Group's net income and shareholders' equity.

Operating Income

Due to favourable revenue performance, the Group's operating income reached a level of 8,841.4 billion, representing a 26.7% rise over the prior year.
In fact, total revenues reached approximately 18,043 billion, up by 15.8% over 1999, benefiting from a positive net interest income performance (+9.7%) and a marked increase in revenues from services and other sources (+22.9%). In absolute terms, the latter figures were nearly equal to both net interest income

and operating expenses, rising to 49.1% of total revenues. On the other hand, operating expenses rose by 7%, and as a result, the cost/income ratio dropped to 51% from 55.2% in the 1999 pro-forma accounts.

More specifically, the change in net interest income benefited from a significant increase in loans (loans to customers of units operating in Italy rose an average of about 23,000 billion, or by 14.3%, over the prior year), and to a lesser degree from a slight spread rise.

The increase in revenues from services and other sources (up approximately 1,650 billion compared to 1999) was primarily attributable to growth in net commission income (up by 1,120 billion, or by 21%, over 1999), and in particular those related to asset management, and the remainder from trading profits (up by 70.7%).

Changes in administrative costs reflected a 6.6% increase in payroll costs, primarily due to contractual adjustments and the increase in variable compensation, and a 9.3% increase in other administrative costs, over half of which were consulting and advertising expenses.

Net Income

Profit before extraordinary items and income taxes of 5,922.6 billion, representing an increase of 28.2% over the prior year, was calculated using operating income and taking the following into consideration:

- Adjustments to positive consolidation and net equity method differences of 221.9 billion (75.8 billion in 1999), of which approximately 110 billion was for the Pekao Group and approximately 50 billion for Pioneer;
- Writedowns of loans and provisions for guarantees and commitments, net of write-backs, of 1,623.8 billion, in addition to 125.3 billion in provisions for loan losses, and net writedowns of 65.1 billion on financial fixed assets. Overall, these items totalled 1,814 billion compared to 1,767 billion in 1999;
- Provisions for risks and charges of 882.7 billion (515.8 billion in 1999), including 434 billion, which was prudently allocated to cover the potential negative outcome, for the banking industry, of the investigation initiated by the European Commission on tax benefits provided under the Ciampi Law. Of this amount, 382.8 billion was applicable to the Group, and represented a direct reduction in net income.

Extraordinary income amounted to 438 billion, compared to 960 billion in 1999 (which included significant capital gains on equity investments). After taxes of 2,778.6 billion, the allocation of income to minority interests of 898 billion, and, bearing in mind the 16 billion utilization of the fund for general banking risks, net income was 2,700.8 billion (2,490 billion in 1999).

Loans

Against the background of particularly dynamic loan demand in the Italian banking industry, including the short-term component, the Group improved its market share for loans, reaching 11.58% at the end of the year, compared to 11.48% on a pro-forma basis as at 31 December 1999. At the end of December, total loans to customers were approximately 223,000 billion, representing an increase of 8.6% over the twelve-month period, despite the decline in loans to the public sector and finance companies. Excluding repos and non-performing loans, the growth rate rises to 14.5%.

The growth in loans was achieved against the backdrop of gradual improvement in credit quality, an area where the Group has consistently performed better than the average for the industry (based on data reported to the Bank of Italy, the ratio of the Group's gross non-performing loans to loans was, in fact, 3.68% compared to 6.09% for the industry). Overall the book value of doubtful loans dropped from the end of 1999 in absolute terms from 7,718 billion to 7,455 billion, and as a percentage of total loans from 3.76% at end of the prior year to 3.34%.

Deposits

In the area of deposits as well, which posted a slowdown at the industry level, the Group improved its market share, which, for the total of deposits, bonds and repos with customers increased from 11.18% at the end of 1999 on a pro-forma basis to 11.28% at the end of 2000. At the end of the year, amounts due to customers and securities in issue totalled nearly 228,500 billion, up by 3.9% over the prior year.

Indirect customer deposits of approximately 430,000 billion, were up by 7.5% over the twelve-month period despite declines in stock prices in major markets, with significant growth in the administered component (up by 18.7%) rising to approximately 210,000 billion. On the other hand, assets under management as at 31 December 2000 were over 220,000 billion, down by 1.5% from the end of the prior year as a result of suffering a greater impact from stock market performance. Thus, the total volume of assets administered for customers was approximately 658,000 billion, approximately 38,500 billion higher than at the end of 1999, with a 6.2% increase on an annual basis.

Staff and branches

At the end of the year, the Group had 65,047 employees, approximately 40% of whom worked at foreign companies, and a network of 3,931 bank branches and 1,696 financial consultants. Compared to the pro-forma figures as at 31 December 1999, there was a drop of 4,274 employees, concentrated in the Pekao Group, and an increase of 207 branches and 72 financial consultants in the distribution network.

Key Financial Information

	31.12.2000	31.12.1999	31.12.1999 PRO-FORMA	CHANGE FROM PRO-FORMA
Profit and Loss (BILLIONS OF LIT.)				
Total revenues	18,042.7	14,736.2	15,581.0	+15.8%
Net interest	*9,041.4*	*7,510.4*	*8,012.3*	*+12.8%*
Net commission income	*6,465.4*	*5,171.8*	*5,344.9*	*+21.0%*
Operating expenses	9,201.3	8,026.9	8,601.9	+7.0%
Operating income	8,841.4	6,709.3	6,979.1	+26.7%
Profit before extraordinary items and income tax	5,922.6	4,396.4	4,620.9	+28.2%
Net income for the year	3,598.4	3,174.2	3,178.3	+13.2%
Group portion of net income (loss) for the year	2,700.8	2,490.0	2,490.0	+8.5%
Balance Sheet (BILLIONS OF LIT.)				
Total assets	392,396.4	327,089.3	344,284.3	+14.0%
Loans to customers	222,974.6	196,680.7	205,234.4	+8.6%
of which: Non-performing loans	*3,881.6*	*4,184.2*	*4,264.8*	*-9.0%*
Securities	64,255.3	56,904.2	60,813.9	+5.7%
Equity investments	3,030.9	2,107.7	2,079.4	+45.8%
Due to customers and securities in issue	228,491.3	207,317.3	219,955.9	+3.9%
Subordinated debt	8,895.9	2,654.0	2,613.1	+240.4%
Group portion of shareholders' equity	16,736.7	14,923.0	14,923.0	+12.2%
Indirect customer deposits	429,435.2	341,907.4	399,464.2	+7.5%
Assets administered for customers	657,926.5	549,224.7	619,420.1	+6.2%
Total customer assets under management	220,792.7	174,922.5	224,144.4	-1.5%
Staff and Branches				
Number of employees	65,047	62,288	69,321	-4,274
Number of financial consultants	1,696	1,624	1,624	72
Number of branches	3,931	3,370	3,724	207
Profitability ratios				
Net income for year/Shareholders' equity (ROE) [1]	20.8%	18.8%	18.8%	+2.0%
Operating income/Total assets	2.25%	2.05%	2.03%	+0.22%
Cost/income ratio	51.0%	54.5%	55.2%	-4.2%
Risk ratios				
Net non-performing loans/Loans to customers	1.74%	2.13%	2.08%	-0.34%
Net doubtful loans/Loans to customers	3.34%	3.83%	3.76%	-0.42%
Capital Ratios [2]				
Tier 1	6,80%	7,60%	7,60%	-0,80%
Tier 2	8,67%	8,55%	8,55%	+0,12%
Per employee figures (MILLIONS OF LIT.)				
Total revenues/Number of employees [3]	277	237	225	52
Total assets/Number of employees [3]	6,033	5,251	4,967	1,066
Payroll costs/Number of employees [3]	83	76	73	10

Note: For the methods used to calculate pro-forma figures, see the chapter on the scope of consolidation in the notes to accounts.

1. End of year shareholders' equity (excluding net income for the year). Income was adjusted by distributing the amount allocated in 2000, for the possible cancellation of tax benefits for 1998-2000, over applicable years.
2. Pro-forma figures not available.
3. Number of employees at end of year.

Results by Division

(AMOUNTS IN BILLIONS OF LIT.)

	Italian banking[1]	Wholesale banking[2]	New Europe banking[3]	New ventures[4]	Corporate centre and other components[5]	Consolidated Group Total
Net interest income	6,807.0	56.3	1,567.3	1.1	760.1	9,191.8
Revenues from services and other sources	6,160.9	1,296.3	892.4	-43.8	545.1	8,850.9
Total revenues	12,967.9	1,352.6	2,459.7	-42.7	1,305.2	18,042.7
Operating expenses	-6,017.8	-525.0	-1,386.9	-20.8	-1,250.8	-9,201.3
of which: Payroll costs	*-3,570.8*	*-229.9*	*-726.5*	*-4.2*	*-837.9*	*-5,369.3*
Operating income	6,950.1	827.6	1,072.8	-63.6	54.5	8,841.4
Other expenses and net writedowns	-1,552.0	-32.9	-450.8	-0.1	-866.6	-2,902.4
Extraordinary income (charges) – net	157.4	7.9	133.0	-	139.7	438.0
Income tax for the year	-2,500.1	-241.1	-236.4	-	199.0	-2,778.6
Net income for the year	3,055.4	561.3	518.5	-63.7	-473.1	3,598.4
Group portion of net income for the year	**2,551.9**	**520.7**	**244.3**	**-63.7**	**-552.4**	**2,700.8**
Cost/income ratio	**46.4%**	**38.8%**	**56.4%**	**n.s.**	**n.s.**	**51.0%**

1. Credito Italiano, Rolo Banca 1473, Cariverona, Banca CRT, Cassamarca, Caritro, CRTrieste, Banca Mediocredito (net of intra-group dividends and amortisation of goodwill).
2. UBM, Pioneer Investment Management USA Group, Pioneer Investment Management Ltd, Pioneer Investment Management Sgr (excluding amortisation of goodwill).
3. Pekao Group, Bulbank, Splitska Banka, Pol'nobanka (excluding amortisation of goodwill).
4. Xelion.
5. Parent Company, other equity investments, eliminations and other consolidation adjustments (including amortisation of goodwill posted during the year).

Restated Balance Sheet

Assets

(AMOUNTS IN BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	CHANGE %	31.12.1999
Cash and deposits with central banks and post offices	2,353.2	2,432.8	- 79.6	-3.3%	2,200.5
Loans:					
Loans to customers	222,974.6	205,234.4	+ 17,740.2	+8.6%	196,680.7
Loans to banks	48,220.3	41,730.0	+ 6,490.3	+15.6%	38,739.4
Trading securities	35,177.4	30,439.1	+ 4,738.3	+15.6%	27,952.1
Fixed assets:					
Investment securities	29,077.9	30,374.8	- 1,296.9	-4.3%	28,952.1
Equity investments	3,030.9	2,079.4	+ 951.5	+45.8%	2,107.7
Treasury stock (own shares or interests)	0.7	0.6	+ 0.1	+16.7%	0.6
Intangible and tangible fixed assets	8,945.7	6,093.5	+ 2,852.2	+46.8%	5,632.6
Positive consolidation and net equity method differences	1,731.9	993.0	+ 738.9	+74.4%	993.0
Other asset items	40,883.8	24,906.7	+ 15,977.1	+64.1%	23,830.6
Total assets	**392,396.4**	**344,284.3**	**+ 48,112.1**	**+14.0%**	**327,089.3**

Liabilities

Deposits:					
Customer deposits	160,910.0	151,248.1	+ 9,661.9	+6.4%	141,265.8
Securities in issue	67,581.3	68,707.8	- 1,126.5	-1.6%	66,051.5
Due to banks	79,710.5	70,558.2	+ 9,152.3	+13.0%	69,195.2
Specific reserves	7,828.6	7,043.5	+ 785.1	+11.1%	6,528.1
Other liability items	45,374.6	22,974.0	+ 22,400.6	+97.5%	22,566.0
Loan loss reserves	253.8	328.5	- 74.7	-22.7%	294.8
Subordinated debt	8,895.9	2,613.1	+ 6,282.8	+240.4%	2,654.0
Negative consolidation and net equity method differences	79.8	56.9	+ 22.9	+40.2%	56.9
Minority interests - shareholders' equity	5,025.2	5,831.2	- 806.0	-13.8%	3,554.0
Shareholders' equity:					
Capital, reserves and retained earnings and fund for general banking risks	14,035.9	12,433.0	+ 1,602.9	+12.9%	12,433.0
Net income for the year	2,700.8	2,490.0	+ 210.8	+8.5%	2,490.0
Total liabilities and shareholders' equity	**392,396.4**	**344,284.3**	**+ 48,112.1**	**+14.0%**	**327,089.3**

Guarantees and Commitments

Guarantees given	26,344.9	22,320.5	+ 4,024.4	+18.0%	21,194.3
Commitments	41,011.6	26,464.5	+ 14,547.1	+55.0%	26,014.2

Restated Profit and Loss Account

(AMOUNTS IN BILLIONS OF LIT.)

	31.12.2000	31.12.1999 PRO-FORMA	CHANGE PROFIT AND LOSS ACCOUNT	CHANGE %	31.12.1999
Net interest	9,041.4	8,012.3	+1,029.1	+12.8%	7,510.4
Dividends and other income from equity investments	150.4	366.9	- 216.5	- 59.0%	322.8
NET INTEREST INCOME	**9,191.8**	**8,379.2**	**+ 812.6**	**+9.7%**	**7,833.2**
Net commission income	6,465.4	5,344.9	+ 1,120.5	+21.0%	5,171.8
Trading profits (losses)	1,235.3	723.5	+ 511.8	+70.7%	655.7
Other net operating income	1,150.2	1,133.4	+ 16.8	+1.5%	1,075.5
Revenues from services and other sources	**8,850.9**	**7,201.8**	**+ 1,649.1**	**+22.9%**	**6.903,0**
TOTAL REVENUES	**18,042.7**	**15,581.0**	**+ 2,461.7**	**+15.8%**	**14,736.2**
Payroll costs	- 5,369.3	- 5,036.8	- 332.5	+ 6.6%	- 4,734.9
Other administrative costs	- 3,152.0	- 2,882.8	- 269.2	+ 9.3%	- 2,669.4
writedowns of intangible and tangible fixed assets [1]	- 680.0	- 682.3	+ 2.3	- 0.3%	- 622.6
Operating expenses	**- 9,201.3**	**- 8,601.9**	**- 599.4**	**+7.0%**	**- 8.026,9**
OPERATING INCOME	**8,841.4**	**6,979.1**	**+ 1,862.3**	**+26.7%**	**6,709.3**
Other writedowns of intangible and tangible fixed assets	- 221.9	- 75.8	- 146.1	+192.7%	-75.8
Provisions for risks and charges	- 882.7	- 515.8	- 366.9	+71.1%	- 488.7
Net writedowns of loans and provisions for guarantees and commitments	- 1,623.8	- 1,621.9	- 1.9	+ 0.1%	- 1,608.5
Provisions for loan losses	- 125.3	- 93.3	- 32.0	+ 34.3%	- 86.7
Net writedowns of financial fixed assets	- 65,1	- 51.4	- 13.7	+ 26.7%	-53.2
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**5,922.6**	**4,620.9**	**+ 1,301.7**	**+28.2%**	**4,396.4**
Extraordinary income (charges) – net	438.0	960.5	- 522.5	-54.4%	1,132.5
Allocation to reserve fund for general banking risks	16.4	- 17.0	+ 33.4	n.s.	- 17.0
Income tax for the year	- 2,778.6	- 2,386.1	- 392.5	+ 16.4%	- 2,337.7
NET INCOME FOR THE YEAR	**3,598.4**	**3,178.3**	**+ 420.1**	**+13.2%**	**3,174.2**
Minority interests - net income (loss) for the year	- 897.6	- 688.3	- 209.3	+ 30.4%	- 684.2
GROUP PORTION OF NET INCOME (LOSS) FOR THE YEAR	**2,700.8**	**2,490.0**	**+ 210.8**	**+ 8.5%**	**2,490.0**

1. Not including adjustments to positive consolidation and net equity method differences on consolidation and net equity and the amortisation of goodwill (included in other writedowns to intangible and tangible fixed assets).

Macroeconomic Scenario and Financial Markets

The International Economy

The year 2000 was characterised by a pronounced slow-down in the American economy after nearly ten years of uninterrupted expansion. The gradual deterioration of confidence indicators in the United States, combined with the revision of expected profits, the resulting nervousness on stock markets, the tightening of credit conditions and the impact of high oil prices accentuated the slow-down of the US economy during the final months of 2000. The declining support by the state fuelled renewed doubts over Japan's recovery and, at the same time, there were the first signs of a slow-down in other Asian economies.

These economies are highly dependant on American imports, and in particular, the performance of high tech sectors. The reduced appetite for risk resulting from the volatility (and overall performance) of stock markets was reflected in the situation of certain emerging countries: in particular, Argentina and Turkey experienced such significant turmoil as to cast a doubt on their ability to maintain a firm grip on exchange rates and monetary policy. In both cases, the International Monetary Fund intervened with substantial financial support programs. However, the political problems of the Turkish government, which erupted in a conflict with the office of the President of the Republic over an anti-corruption legislative package, led to the flight of international investors and the devaluation of the Turkish lira by over 20%.

In this overall context, in 2000 the euro area maintained a fairly steady growth rate, with gross domestic product rising 3.4% over the prior year (from 2.5% in 1999). Such steady growth in 2000 included a dynamic first half and a less active second half, which was affected by the sharp rise in oil prices during the summer and autumn months. Oil price trends, combined with exchange rate depreciation, also led to a sharp increase in inflation in the area, with the annual increase in the harmonised index at 2.3% in 2001 and a high of 2.9% in November (well above the 2% ceiling specified by the European Central Bank).

GROWTH AND INFLATION IN THE EURO AREA


8%
4%
0%
-4%
11.97
08.98
05.99
02.00
11.00
Annual Ind. production
Inflation
Annual production prices

However, the most significant element in this scenario was the continuing improvement in the labour market, which allowed unemployment to fall from 9.6% to 8.7% at the end of 1999. This was due to sound economic performance, and also to the significant increase in the percentage of jobs characterized by greater flexibility (part time and temporary jobs). The favourable employment picture will provide a positive contribution to domestic demand in the future. Despite these changes, business confidence indicators were still affected by worries over the US economy and stock markets, which fell from the highs reached at the beginning of the summer.

With regard to exchange rates, the euro continued to fall in the third quarter, reaching a low of 83 cents to the dollar on October 26, but then rose again, as a result of the slow-down of the American economy and the turmoil on the American stock market, to 94 cents at the end of the year. With regard to other currencies, the yen weakened considerably during the last part of the year due to recurring worries over the extent of the country's recovery.

From the standpoint of monetary policy, despite the recovery of the euro starting in November (which has a tightening effect on monetary conditions), the European Central Bank remained firm on monetary policy owing to inflationary trends and continued growth in the M3 money supply, which remained above the reference value (4.5%), and got closer to the target only during the last months of the year. The refinancing rate ended the year at 4.75%, while the long portion of the yield curve benefited from long-term US rate performance (affected by growing optimism over the federal budget and the slow-down of the economy) and from the abatement of inflation expectations. The yield on the ten-year benchmark declined approximately 65 basis points in 2000 to about 4.85%, and the Tbond-Bund spread declined to 25 basis points from 120 at the beginning of the year. The bond market also benefited from the greater premium for stock market risk. All major central banks adopted a prudent strategy: after abandoning the zero rate policy in August, monetary policy rates remained stable even in Japan. During the second half of 2000 there were heightened expectations for a reduction in US rates which came to fruition in January 2001.

10 YEAR BUND


5.8%
5.6%
5.4%
5.2%
5.0%
4.8%
01.00
03.00
06.00
09.00
12.00

The Italian Economy

In this scenario, the performance of the Italian economy was not unlike that of other euro area economies, but with certain unique features.

In 2000 GDP rose by 2.8% over the prior year, at a more moderate rate than in other countries during the middle two quarters of the year due primarily to the impact of the lower number of work days. During the second and third quarters, Italian gross domestic product rose by 0.2% and 0.6%, respectively, on the basis of quarterly seasonally-adjusted figures.

With regard to inflation, Italian consumer prices were heavily affected by oil prices and the euro's devaluation. The harmonized index of consumer prices rose by 2.7% in 2000 over the more modest 1.6% in 1999. As in the euro area, inflation also reached a high in Italy in November 2000 with an increase of 2.9%. Public sector borrowing requirements recorded an increase of 18,200 billion over 1999; however, this was due to items that do not contribute to the determination of the balance that it reports for the purposes of the Maastricht Treaty. From the standpoint of fiscal policy, the government budget brought relief from tax pressure, and in particular IRPEF (personal income taxes), in the form of the refund of the so-called tax bonus and the reduction of tax rates on the highest personal tax brackets. This easing of fiscal policy is shared with other European countries and should contribute to supporting domestic demand. Some concern was raised by the European Commission, especially with regard to the fact that macroeconomic forecasts, and thus those for tax receipts submitted in the DPEF (economic and financial planning document), could be overly optimistic.

New Europe

2000 was an extremely important year for the prospects of expansion by the European Union to the East. At the Nice summit in December, the identification of the countries best suited for entry into the Union (Czech Republic, Slovak Republic, Slovenia, Hungary, Poland and Estonia) was followed by the reaffirmation of the willingness to proceed along the path of expansion even though the institutional structure of the Union will require significant adjustments, over which there still is not broad agreement. With regard to the conditions in major Eastern European countries, the year 2000 was a positive year for them: the area derived a substantial benefit from the positive performance of global and European economies, and it strengthened overall ties with the euro area in terms of both business and direct and portfolio investments originating in the euro area.

With regard to Poland, concerns over the large size of the current account deficit were eased after reports during the second half of 2000, even though the adjustment was largely attributable to the slow-down of domestic demand tied to high interest rates, while the simultaneous appreciation of the zloty against the dollar and euro left concerns over the competitiveness of the Polish economy unchanged. In Hungary, monetary policy in 2000 was largely influenced by the need to neutralise the impact of intervention in order to keep the forint within the band of fluctuation: based on substantially equal inflation levels in Poland and Hungary, the key rates are 700 basis points lower in the latter (11.75% compared to 19%). This differential is reflected in growth trends: GDP rose 3.1% during the third quarter in Poland compared to 4.5% in Hungary. With regard to the Czech Republic, after two years of modest growth, the country's economy seems to be finally on the road to recovery.

INFLATION: ANNUAL CHANGE


20%
15%
10%
5%
0%
01.97
10.97
07.98
04.99
01.00
10.00
Czech Republic
Poland
Hungary

From the standpoint of inflationary trends, the graph shows how oil prices have caused an acceleration of consumer prices interrupting the downward trend that was in progress. Overall, the assessment of the European Commission of progress in Eastern European countries was largely positive both from an institutional standpoint and with regard to the functioning of the market economy.

Update and Implementation of Strategic Guidelines

The new strategic guidelines

The gradual rapid spread of the Internet, which in Italy experienced sharp growth between the end of 1999 and first half of 2000, required banks to revolutionise their production and distribution and thus to adopt new business models and platforms.

In order to respond to these new challenges and pursue other growth opportunities, the UniCredito Italiano Group developed new strategic guidelines in four major growth areas:

- Strengthening its competitive position in the domestic market by boosting the capacity of federated banks to maintain and attract growing amounts of financial resources. To this end, policies differentiated by customer segment and requiring new distribution channels, skills and specializations were developed.
- Major investments and an aggressive approach to the launch of a multifaceted portfolio of separate "Internet-related" initiatives in both the "Business to Consumer" and "Business to Business" areas by developing new value proposals for customers, including the ability to establish alliances with strategic partners.
- Extendng UniCredit's area of interest to countries in the New Europe, many of which have adopted European market parameters.
- International development of asset management and a growing focus on creating sophisticated financial services for both "retail" and "business" customers by strengthening capabilities in the area of investment banking.

The Organisational Structure

The adoption of a new organisational model for the Parent Company was necessary in order to implement these strategies and more effectively manage growth areas.

In particular, as described in greater detail in the Parent Company report, the new structure established three divisions and two departments, which oversee business and operational lines, and reorganised, under the direct supervision of the Managing Director, the coordination, planning and controls areas. Divisions were given management responsibility for Italian Banking, Wholesale Banking and Foreign Banks, while Business Departments will manage ventures related to e-Banks for households and private individuals.

Internet-related ventures

A significant step in the exploration of the Web was taken in April with the cooperation agreement between UniCredito Italiano and Kataweb (an Internet company in the Espresso Group). The two groups have strong synergies, including in a geographic sense: certain significant areas where UniCredit has a presence coincide with those of local newspapers of the Espresso Group. Among the ventures being carried out is the launch of local portals, under the umbrella of a national connecting portal, capable of offering services featuring rich, in-depth content, including in suburban areas. This venture was launched in Trieste in collaboration with the local savings bank, and was extended to other cities towards the end of the year.

In May, Xelion began operations. This company is a securities brokerage company for investments over the Internet, designed to serve not only day traders but also investors looking for a qualified intermediary for their investment decisions. This company will be transformed into a true bank dedicated to affluent customers, providing a full range of banking, social security and investment products to be distributed through financial consultants as well and with the support of the call centre. Included in this strategy is the merger, effective 1 January 2001, of UniCreditSim, the Group's distribution company, into Xelion, which has increased its distribution capacity through a substantial initial group of financial consultants.

In addition, in July UniCredito Italiano launched a new project called "i-Faber." This venture, with the involvement of technological partners and certain premier companies alongside UniCredit, calls for the creation of several virtual markets over the Internet, to be organised by sector (vertical markets) and by product and service categories common to several sectors (horizontal markets). In this project, UniCredit will act as a brokering partner between buyers and sellers, and as a supplier of new services (from the ability to use digital signatures to the guarantee of secure trading on the Web).

In October, in order to satisfy more than just the financial needs of homebuyers, Credito Italiano established ADALYA Banca Immobiliare S.p.A. based on the English building society model. Tecnocasa Franchising will take a 10.40% stake in this company. Once the required authorizations have been obtained, the new bank will operate using innovative, multi-channel distribution methods aimed at harnessing, on the one hand, Tecnocasa's experience in managing franchising networks of real estate agents, its database of the property market, which is already available to affiliates and customers over the Internet, and, on the other hand, the experience of Credito Italiano in the development of (financial and non-financial) products for homebuyers.

Finally, in order to have direct visibility on the Internet, since March UniCredit has purchased shares in the Nestor 2000 and Kiwi II venture capital funds. These funds were established by Net Partners and Pino Venture Partners respectively.

The development of the New Europe

Focus on the New Europe was another key feature of the Group's strategy. This undertaking, which was launched in 1999 with the acquisition of Bank Pekao, continued to be pursued during the year in a broader geographic context, with a focus on central European countries such as Croatia, Bulgaria and the Baltic Republics. The reasons for this interest are the region's relatively low banking penetration and high growth rates. With regard to risks, it should be noted that several of these countries are making efforts in the area of reforms, and especially the reform of public accounts, in order to ensure that minimum goals will be met for entry into the EMU.

In this context, UniCredito Italiano completed significant transactions in Croatia, Bulgaria and Slovakia. Last July the acquisition of the controlling interest (62.6%) of Splitska Banka was finalised. Splitska is the third-largest bank in Croatia in terms of assets and offers corporate and retail services through 70 branches concentrated in Dalmatia. Again in July, UniCredito Italiano and Allianz signed a contract, which was finalised in October, to purchase the controlling interest in Bulbank, the largest bank in Bulgaria, with stakes of 93% and 5%, respectively.

During the year, 51.23% of the capital stock of Pol'nobanka was also bought. This is the sixth largest Slovakian bank by total assets. In addition, a 9.96% stake in Zagrebacka Banka was acquired; this is the largest bank in Croatia, with a 35% share of deposits and a network of 150 branches throughout the country. Following these transactions, UniCredito Italiano is on its way to becoming the largest banking group in terms of total assets in the countries of the new Europe.

Wholesale banking

The development of the Wholesale Banking area played a significant role in the implementation of the Group's strategic guidelines, and especially with regard to investment banking activities, the production of sophisticated financial instruments, asset management and private equity.

Effective January 2000, the Group's investment bank, UniCredit Banca Mobiliare, commenced operations following spin-off from UniCredito Italiano. The mission of this bank is to develop wholesale operations in financial markets and offer the excellent services of the federated banks by achieving economies of scale in cost structures, expanding the line of products offered to customers, and at the same time improving quality and competitiveness. The Warrant & Equity Derivatives activities, which were formerly carried out within UBM, were later transferred to TradingLab Banca S.p.A. This new bank, which commenced operations on 1 January 2001, offers brokers a complete package of financial/service products capable of satisfying all the needs of their retail investors, with significant prospects for international development.

A decisive step in accelerating the internationalisation process in the Group's asset management was announced in May with the acquisition of the Global Investment Management division of the US-based Pioneer Group, which was finalised in October. The operational integration of Pioneer with EuroPlus, UniCredito's asset management division, will give rise to a group that will be one of the largest mutual fund managers in Europe. Pioneer and EuroPlus have a significant fit, and joining the two entities will make it possible to achieve significant synergies. With Pioneer, UniCredito is strengthening its investment capacity in the US market, and is obtaining broad experience in the management of emerging market funds, while the strength of EuroPlus is its greater focus on European equities and comprehensive coverage of the bond area.

During the year we began to reorganise the division through the establishment in October of a sub-holding company called "Pioneer Global Asset Management S.p.A." by UniCredit (66.4%) and Rolo

Banca (33.4%), which is participating in the project. In addition to Pioneer (in which a 33% stake was sold to Rolo Banca at the end of the year), this sub-holding company will be made up of other asset management companies, including Pioneer Alternative Investment Management SGR p.A., which was established at the end of the year and is exclusively dedicated to investments in Italian speculative funds.

At the same time, the integration of Gesticredit, Fondinvest and Gestiveneto was launched for the companies that manage funds subject to Italian law.
This integration will make it possible to standardise the offering of funds distributed and to achieve economies of scale.

Implementation of the Federal Multi-business Model

During the year, the gradual transformation of the Group also continued in accordance with the federal multi-business model. More specifically, with regard to the units managing specialized markets and businesses, starting at the beginning of the year, in addition to UBM, as already mentioned, the new bank Credito Italiano S.p.A. commenced operations. This bank was established by UniCredito Italiano through the spin-off of the division represented by its Credito Italiano Bank Division. From an operational point of view, it will join forces with the other federated banks of the Group, which now include Cassa di Risparmio di Trieste Banca S.p.A., in which UniCredito Italiano already held a 27.97% stake, and acquired a controlling interest in February 2000.

Again in the banking sector, in order to strengthen the Group's presence in areas of particular interest in the domestic market, the subsidiary Rolo Banca signed agreements with Fondazione Cassa di Risparmio di Carpi and Fondazione Cassa di Risparmio di Perugia to acquire a controlling interest in Cassa Risparmio Carpi S.p.A. (39 branches located in the provinces of Modena, Reggio Emilia and Mantua) and Banca dell'Umbria 1462 S.p.A. (74 branches located primarily in that region) respectively.

Rolo Banca acquired 54.32% of Cassa Risparmio Carpi shares (37% from the mentioned Fondazione and 17.32% from Cardine Banca S.p.A.), and its stake rose to 73.81% as a result of the conclusion of the public offer for private shareholders. With regard to Banca dell'Umbria, after buying 40% from the Fondazione, Rolo Banca promoted a public exchange offer targeted at the bank's private shareholders, and acquired another 31.75% of the capital of the latter. The controlling interest in Banca dell'Umbria was then increased to 71.77%.

During the year, the performing assets of Mediovenezie Banca S.p.A. were transferred to the direct parent company Cariverona Banca S.p.A., while non-performing assets were held. The finalisation of this transaction is the precondition for the creation of the Group company specialising in loan recovery within Mediovenezie Banca, with the business objective of optimising activities, achieving economies of scale in the recovery/workout management, and making it easier to structure and manage any securitisation transactions.

Finally, as part of the reorganisation of Group subsidiaries operating in similar business sectors, the Group's tax collection activities were centralised in Uniriscossioni S.p.A., formerly Conrit S.p.A., which is directly owned by UniCredito Italiano. The latter acquired a controlling interest in the company from Banca CRT. The concentration of these activities carried out by other companies of the Esamarca Group, Gespro, and by divisions of the subsidiaries Cariverona Banca, Caritrieste, Caritro and Rolo Banca will make it possible to take rationalization measures, primarily in the cost area. The entire corporate project will be finalised during 2001.

Human Resources and Operating Structure

Human Resources

As at 31 December 2000, there were 65,047 employees in those companies of the UniCredito Italiano Group that consolidate financial statements on a line-by-line basis, representing a drop of 4,274 employees from the pro-forma statements as at 31 December 1999.

	31.12.2000		31.12.1999 PRO-FORMA		
NUMBER OF EMPLOYEES	NUMBER	% OF TOTAL	NUMBER	% OF TOTAL	CHANGE
UniCredito Italiano	2,853	4.4%			
Credito Italiano	10,538	16.2%			
UBM	376	0.6%			
UniCredito S.p.A. before spin-offs	*13,767*	*21.2%*	*13,471*	*19.4%*	*296*
Banca CRT	4,948	7.6%	4,951	7.1%	-3
Caritro	911	1.4%	927	1.3%	-16
Cariverona	5,083	7.8%	4,910	7.1%	173
Cassamarca	1,137	1.7%	1,123	1.6%	14
Rolo Banca 1473	7,494	11.5%	7,498	10.8%	-4
Other domestic banks	2,477	3.8%	2,724	3.9%	-247
Total domestic banks	*35,817*	*55.1%*	*35,604*	*51.4%*	*213*
Pekao Group	21,404	32.9%	26,402	38.1%	-4,998
Other banks - New Europe	4,148	6.4%	4,005	5.8%	143
Total New Europe	*25,552*	*39.3%*	*30,407*	*43.9%*	*-4.855*
Other foreign banks	200	0.3%	144	0.2%	56
Financial and ancillary companies	3,478	5.3%	3,166	4.6%	312
TOTAL CONSOLIDATED	**65,047**	**100.0%**	**69,321**	**100.0%**	**-4,274**

The reduction at the Pekao S.A. Group was particularly significant. Despite the creation of 800 new commercial jobs, since 31 December 1999 it has reported a net decline of approximately 3,000 permanent employees (some of whom took advantage of financial incentives), the outsourcing of activities resulting in a further drop of approximately 1,300 employees, and the sale of a subsidiary with approximately 700 employees to third parties.

With regard to domestic banks, overall staff levels were up by 213 employees (99 taking into account part time jobs, which increased by 344 employees), with the expectation of the creation of approximately 1,200 new jobs for the completion of management, business and co-ordination/planning structures, for the expansion of telephone banking operations and the business and front office structures (the number of branches rose by 55), the expansion of Private Banking (27 new units were opened) and Investment Banking operations, and the creation and optimisation of specific specialized positions and staff.

The above results were made possible by the further downsizing of staff, which facilitated the use of a larger number of human resources in business processes and in the particular roles described above, making it possible to avoid interrupting the early retirement of older staff by providing financial incentives to those entitled to a pension.

As regards credentials, approximately 21% of the staff working at domestic banks hold a university degree (primarily in economics, banking and legal disciplines). The percentage of female staff to total employees was about 35% at domestic banks.

Medium-term incentive scheme

In order to ensure the broadest involvement of all Group personnel, and to foster management motivation, the "Increase Group Value – Global Action Plan" was launched. This Plan, which covers several years, is aimed at stressing the importance of employees' actions in achieving Group results, and is targeted at all personnel at the Parent Company, Federated Banks, and Italian subsidiaries of UniCredito Italiano Spa (51% direct or indirect equity interests). For 2000 this plan was launched with:

- The free allotment of UniCredito Italiano common stock to approximately 24,000 Group employees, as a part of the revision of the company bonus, in order to strengthen the sense of belonging and give tangible recognition for success achieved; the shares are subject to a restriction making them unavailable for a year of 3 years from the issuance date. A total of 9,958,119 shares, or approximately 0.2% of capital stock, was allocated to employees.
- The free allocation of stock options to approximately 300 managers with the purpose of fostering the growth and improvement of results over time, and insuring that employees that are particularly important to the Group remain with the Company. The options may be exercised from 1 June to 31 July and from 1 September to 30 November in 2002, 2003 and 2004 in a ratio of 1 common UniCredito Italiano share for every option exercised. The strike price is €4.534 equal to the fair value of the stock (average of market prices during the month prior to the allocation of rights on 23 May 2000).

This plan was structured taking into account the tax and social security benefits recently introduced in this area under Italian legislation.

Manager development

In order to improve the ability to attract, maintain and develop high-quality personnel, a project was created called "Creating value through the management of young talent and key human resources."

The purpose of the overall project is to ensure a continual flow of managers capable of generating and implementing business strategies that will lead to the Group's success in the short and long term. The project is based on a management process coordinated by the Parent Company and shared by Group banks/companies, which apply it in their structures. The project is carried out in two distinct areas of activity:

- "The Young Talent Project" aimed at quickly identifying valuable young employees within the Group, and fostering their accelerated progress with personalized development programs
- "The Key Employee Project" aimed at providing proper coverage of key Group positions and generating loyalty among the best employees.

Training

As a part of the process to integrate the various Group companies, in 1999 a management training program was launched with the goal of analysing and sharing Company Guidelines. In June 2000 the second phase of this project was completed, which, with the involvement of 170 managers of banks and other major Group companies, was aimed at translating guidelines into company policies (the purposes, tools and methods for implementing guidelines based on specific choices, including daily choices).

Several specific intra-group training initiatives (which were launched in 1999) were also carried out for the development of skills (in the Private Banking area to facilitate the spread of a single, shared business model) and for launching new products and services (for example, the IMPRENDO package, the Group business product aimed at the small business segment).

Training, which is aimed at recruiting and developing staff in various professional positions, continues to be performed by individual banks based on differing business and regional needs. This training activity covered a total of approximately 100,000 days and involved about 48,500 individuals.

Industrial relations

The sector and the Group have had to face complex issues and major changes; industrial relations aim to foster open and constructive dialogue. During the year there was a rapid series of discussions resulting from the new industrial relations mechanism defined in the national collective bargaining agreement of 11 July 1999 and the provisions of the "Protocol for the implementation of the project to integrate human resources for the industrial relations of the UniCredito Italiano Group."

The above made it possible to launch and carry out significant measures in accordance with the new national collective trade contract (especially with regard to "management staff," continuing training,

professional development, etc.) and in the area of the integration project of UniCredito Italiano.
In the latter context, in the year 2000, beginning with the spin-off of Credito Italiano S.p.A. and UBM S.p.A. from the Parent Company, transfers of company divisions and reorganizations within product companies (TradingLab, Pioneer, etc.) were completed. Finally, there was the launching of the project to centralize the facilities of the Parent Company and Group banks related to information technology and operational processes and administrative and accounting activities. The initial co-ordination of specialised staff by UPA and UPI was followed by the separation phase, which will be completed on 1 July 2001 when the related divisions will be transferred.

Work safety

With regard to safety at the workplace and environmental protection, the Group companies comply with legal provisions using company prevention systems. In order to improve the performance of these systems, there was a continuing effort to carry out scheduled intervention aimed at identifying and reducing and eliminating the risks of hazards found.

At the Parent Company and Credito Italiano a project was also launched to implement an integrated system for the management of the environment, health and work safety. For additional information on this topic, see the Environmental Social Report of UniCredito Italiano-Credito Italiano.

Sales channels

Branch Networks

During the year 2000, measures were taken to delineate the Group's regional expansion plan with the aim of the gradual downsizing of the entire physical network of branches nationwide. This also takes account of the recent inclusion in the Group of Cassa di Risparmio di Trento e Rovereto, Cassa di Risparmio di Trieste, Cassa di Risparmio di Carpi and Banca dell'Umbria.

The implementation of the plan is in keeping with the Group's new strategic direction, and will result in investments in structures, which are specialized by customer segment in the form of truly evolved, multi-channel services. In addition, the growth in the number of Private Banking Units is continuing for all Group banks, which was started with positive results in 1999.

As at 31 December 2000, the Group's domestic banking network consisted of 2,880 branches, including 8 foreign branches; this was up by 82 over the prior year. This increase is the resulting balance of 100 openings (including the UBM branch in London), 4 acquisitions, 10 sales and 12 closures.

With regard to foreign banks, the number of branches of Bank Pekao increased to 814 from 722 at the end of 1999 as a result of 114 openings and 22 closures, while the network of other banks of the New Europe totalled 226 units, up by 33 from the end of 1999. Bearing in mind the 11 branches of other foreign banks, the overall Group network at the end of the year totalled 3,931 branches, up by 207 units over the twelve-month period.

Below are details on Group branches, including Private Banking units licensed by the Bank of Italy (50 units at the end of 2000 compared to 23 at the end of 1999).

BANK BRANCHES	31.12.2000 NUMBER	31.12.2000 % OF TOTAL	31.12.1999 PRO-FORMA NUMBER	31.12.1999 PRO-FORMA % OF TOTAL	ABSOLUTE CHANGE
UniCredito Italiano	6	0,2%			
Credito Italiano	785	20,0%			
UBM	1	-			
UniCredito S.p.A. before spin-offs	*792*	*20.1%*	*782*	*21,0%*	*10*
Banca CRT	462	11,8%	450	12,1%	12
Caritro	79	2,0%	80	2,1%	-1
Cariverona	501	12,7%	478	12,8%	23
Cassamarca	119	3,0%	112	3,0%	7
Rolo Banca 1473	761	19,4%	735	19,7%	26
Other domestic banks	166	4,2%	161	4,3%	5
Total domestic banks	*2.880*	*73.3%*	*2.798*	*75,1%*	*82*
of which: foreign branches	*8*	*0.2%*	*7*	*0,2%*	*1*
Pekao Group	814	20,7%	722	19,4%	92
Other banks of the New Europe	226	5,7%	193	5,2%	33
Total New Europe	*1.040*	*26.5%*	*915*	*24,6%*	*125*
Other foreign banks	11	0,3%	11	0,3%	
TOTAL CONSOLIDATED	**3.931**	**100,0%**	**3.724**	**100,0%**	**207**

Location of branches

The Group concentrates most of its branches in northern Italy with an evenly spread presence, while in the central and southern regions its presence is spread out, but less dense, with Latium, Apulia and Campania featuring a substantial number branches.

The financial consultant network

2000 saw many changes within UniCredit Sim, the Group's network of financial consultants. The existing divisions of financial consultants of Credito Italiano and Rolo Banca were joined by that of Banca CRT, following the partial spin-off of FIDA SIM S.p.A. Towards the end of 2000 the Rolo Banca division was sold to Rolo Banca, and effective 1 January 2001 the company was absorbed into Xelion Sim S.p.A. As a result, a portion of the financial consultants of the remaining divisions fell under the direct management of the relevant banks.

Overall the number of the Group's financial consultants grew from 1,624 at the end of 1999 to 1,696 at the end of 2000.

Call Centre

Activities in the channels deployed alongside the traditional branch network keep growing, confirming the Group's multi-channel strategy.

At the end of the year, the Group's call centre had approximately 290,000 subscribers to the consumer telephone banking service, and approximately 29,000 medium-sized companies, with increases over the prior year of 27% and 57%, respectively. This structure handled a total of over 3 million calls (up by 30% over 1999) guaranteeing the highest level of service quality.

There was a significant increase (up by over 20%) in the use of the operational functions for payments and transfers as well as trading on the securities market: in 2000 securities transactions completed by bank customers who use telephone banking services comprised approximately 10% of total trades.

Last year new telephone services were implemented for the diverse needs of the customers of the Group's banks.

Internet banking

The Internet banking area also ended 2000 with impressive results. There were over 170,000 subscribers to home banking services offered to private customers and companies. These services, which are currently available for customers of Credito Italiano, will gradually be made available to all Group banks.

The significant rise in the use of services provided over the Internet is confirmed by the fact that approximately 40% of total volume transacted in securities markets is through home banking sites.

The most significant events that distinguished the year 2000 were the launch of the Banca CRT home banking site, the creation of the Group's institutional site (www.unicredito.it) and certain sites specialised by product and segment. Enhancements of an operational and informational nature were also made to functions of home banking services related to financial markets.

The Group's IT system

Operations in the IT area, in which significant gains in competitiveness and efficiency are potentially involved, developed along two lines: on the one hand, the evolution of applications and measures to support company projects, and on the other hand, the creation and production of a single information system at Group level as a fundamental component of the development of federated banks and subsidiaries.

The beginning of the year was characterized by the management of the Y2K transition and the spin-off of UBM and Credito Italiano from UniCredito Italiano. Then, using the experience gained with Cassa di Trieste in 1999, arrangements were made to migrate the Cassa di Risparmio di Trento e Rovereto to the IT system of Cariverona, as a fundamental phase in achieving the "UNISIG 2000" Group IT system.

After selling the branches, as required by the Bank of Italy for the purposes of antitrust regulations, Group treasury and correspondent banking functions were launched within the holding company, thereby implementing the roles assigned under the Group's organizational model to the holding company, federated banks and UBM. Subsequently, preparations were made for the spin-off of TradingLab from UBM, which commenced operations on 1 January 2001.

The most important goal of the year was achieved in October with the activation of the Group's "UNISIG 2000" information system at Banca CRT. This achievement served as the implementation of the provisions of the program to combine Group banks in a single IT platform. This operation, which was extremely important in the banking world due to its content, complexity, bank size and simultaneous activation over the entire branch network, demonstrated the Group's level of technical know how and competitive advantage. In 2001 the migration of Credito Italiano to UNISIG 2000, which was implemented in February, will be completed, as will the migration of Rolo Banca 1473.

In conjunction with these activities, an evolutionary strategy of the Group's IT system was prepared, which, due to the high degree of uniformity of the banks' IT systems, will make it possible to integrate Internet-based technologies with core banking systems at a relatively modest cost and short period of time, and thus, to support new business and service/product models defined under the three-year plan from an IT standpoint, and in particular, for the development of the Group's new Internet ventures.

This strategy will be implemented gradually over the course of 2001.

Activities and Results by Customer Segment

Retail

The 2000 fiscal year confirmed the positive growth trend of Group banks in the retail segment. The enhanced capability of all structures to approach the market and the experience gradually gained in offering services differentiated by retail customer segments allowed the Group to achieve budget targets, generating overall growth in gross interest income in excess of 20% over the prior year due to a balanced increased in spreads and commission income.

The change in market rates over 1999 (the 1-month Euribor rate rose by over 180 basis points from January to December) did not affect the general behaviour of retail customers. In fact, there was constant

growth in credit demand, primarily in the mortgage loan area, but there was also a considerable increase in the consumer credit area, which in Italy has significant potential for further expansion.
With regard to the performance of deposit volume, the trends reported over the last three years were confirmed. In fact, market volatility induced the consumer segment to react more quickly to opportunities in the market, withdrawing funds from bank accounts also for limited periods of time, despite the recovery of rates for demand deposits.

The contribution of commission revenues to the results of the retail segment, which grew as a percentage of total revenues from 55% in 1999 to 56%, was particularly positive, also due to the favourable trend in spreads. Particularly impressive performance was achieved in the administered deposits area, which, at least for the first months of the year, was boosted by the euphoria on international and domestic stock markets featuring a high number of IPO's, and particularly in the so-called "new economy" sectors. Income rose on the order of 40% over the prior year.

Assets under management also reported positive performance in income terms, with revenues up by about 30% over 1999 despite a net inflows performance that was not proportional to the market share of total assets held. The distinguishing feature of the year 2000 was the sharp rise in foreign funds: the greater focus on these products brought the Luxembourg funds' overall share of the total assets of funds distributed in Italy by the Group from 13.7% (December 1999) to 32.4% (December 2000), with a 138% growth in stocks.

In the bancassurance area, the increased level of competition affected pricing policy for products marketed by the Group banks. In 2000, new life insurance premiums totalled over 5,300 billion corresponding to a 13% market share in the bancassurance sector and a 9% share of the overall market. Focusing on the unit-linked product, the Group's market share was approximately 23% in the bancassurance area, and approximately 17% with respect to the total insurance market.

At the end of 2000, over 1,252,000 package accounts were held by the individual customer segment (up by 57% over the prior year), while 92,000 "Imprendo" accounts were sold, the marketing of which was launched simultaneously by all Group banks in May 2000: the "all inclusive" account for small businesses was confirmed as a successful product with a significant percentage of new customers who enrolled for the new Group product. Customers also appreciated the Imprendo Customer Service and the dedicated call centre, which received over 22,000 calls from account holders interested in obtaining information or using banking and non-banking benefits.

Information was already provided on the positive results from call centre and Internet banking activities in the chapter on sales channels. With regard to Internet-related ventures, as reported earlier, it should be added that during the second half of 2000, 20 city portals under the Vivacity brand were planned and implemented in partnership with Kataweb S.p.A. These portals offer information and services of general interest with a strong local colour. During the first half of the current year, portals in an additional 10 Italian cities will be made available.

Finally, during the year the implementation phase of the CRM (Customer Relationship Management) system for Credito Italiano was completed. On the other hand, starting in 2001, the planning and subsequent implementation of "database marketing" for Banca CRT and Cariverona Banca will be launched.

Corporate

During the year the Corporate area reported increased income well in excess of preset targets since it benefited from the new organization of the sales network that went into service at all federated banks.

Overall, total corporate revenues were up by more than 15% over the prior year (up by 11% from 1998 to 1999), which was the result of a favourable interest income performance (up by 9%), and especially the performance of service income (up by 25%) confirming the growing attention focused on this income component.

Interest income was supported by substantial increases in average volumes of deposits and loans (up by 14% and 21%, respectively), the impact of which was partly hindered by interest rate fluctuations. In fact, rates applied to customers grew at a slower rate (effectively between deposits and loans) than interbank rates, which are utilized to determine interest income[1]. This resulted in higher rates on deposits (up by 54%) while lending rates were held back (in line with the prior year); and since the results of the area are strongly affected by the latter, so was interest income.

In the area of service revenues, particularly favourable results were generated, primarily in the foreign area (up by 41%) due to the strong boost given to special products for managing financial risks. There was also significant growth in the securities area.

In 2000 the Group focused on the expansion of the business model – the segmentation by channel and introduction of Corporate Managers (high profile professionals dedicated to analysing and meeting customers' management requirements) – in order to better respond to customers' needs and thereby improve income by bringing it into line with the best performance. In this context, last November a corporate portal was distributed, starting with the network of Credito Italiano managers, which will make it possible to easily access an in-depth information source for each individual customer, and at the same time, will provide an effective support tool during all phases of the planning and sales process.

In 2001 the Group plans to further strengthen the favourable results achieved in the area and to significantly increase its presence in higher value customer segments. This goal may be achieved by offering the best response to customer needs as a function of advisory capabilities, product and model innovation, and quality of implementation. From an organizational standpoint, there are plans to strengthen the corporate channel and to provide more finely tuned customer segmentation in order to better develop and enhance relationships with the offering of products that are more in line with customer needs.

1. Interbank rates are generally used to earn a return on customer deposits and to determine the cost of funds for loans.

To this end, the main activities consisted of:

- The refinement and expansion of the relationship marketing database, which is already in use at Credito Italiano, to all Group banks;
- The development and testing of new methods for measuring performance in the Corporate area net of risk-related costs;
- The introduction of a model for measuring and managing customer satisfaction;
- The launch of a service platform to boost the banks' activities in the foreign and business finance areas.

At the same time, the Group intends to acquire a strategically significant position and play a key role in the area of Internet business. Thus, development of the B2B project called "I-Faber" will continue with several partners to create a number of virtual markets, or so-called marketplaces, on the Internet. The development of a portal will be initiated concurrently, which will make it possible to provide certain services designated for small and medium-sized businesses in addition to traditional information functions.

Financial Market Activities

Primary markets

The Group maintains a presence in primary and secondary capital markets through its subsidiary UniCredit Banca Mobiliare (UBM).

UBM is now ranked fifth in the ranking of bookrunners in placements on the Italian stock market, and has become the third-largest domestic player with a 6.1% market share. Excluding privatisations, this share rose to 21.6% compared to 3.8% in 1999, making UBM one of the most active entities in Initial Public Offerings, with eight managed transactions, including one at the international level. Efforts were focused on sectors with the highest rate of growth and internationalisation, and primarily luxury goods and TMT (telecommunications, media and technology) in which placements for e.Biscom, Tod's, Luxottica, Datamat and Ferretti played a prominent role.

In the primary market for Italian government securities, UBM achieved a 7.15% market share and is ranked in 13th place among bookrunners for Italian bond issues and in 31st place among bookrunners for all euro issues. The most significant transactions managed by UBM were the €500 million issue for the Republic of Italy, the €568 million bond for the Region of Sicily, the €1.2 billion subordinated floater for UniCredito Italiano, and corporate bonds for Fiat (€750 million), Parmalat (€500 million) and Cirio (€150 million).

UBM structured equity-linked bond issues totalling over €1.8 billion. These included the €575 million Mediobanca High Tech bond maturing in 2005, and the €261 million subordinated loan for UniCredito

Eurostoxx50 maturing in 2010. All bonds originated by UBM are listed on the TLX electronic market where TradingLab provides liquidity in its capacity as market maker.

Euro Capital Structures, the UBM subsidiary specializing in securitisation transactions, structured a €965 million securitisation of performing loans for Fiat-Sava for the purchase of automobiles, and won recognition from Euromoney for the best consumer finance transaction in 2000.

Sales & Trading

Results achieved on the fixed-rate secondary markets confirmed the key role played by UniCredito Italiano initially, and now by UBM, in the government bond market. UBM is the largest specialist of the Treasury Ministry, a primary dealer in France, and one of the largest market players in German and Spanish securities. In terms of position, UBM has a 5.4% share of the government securities market, and a 4.25% share on the most important Euro government securities markets.

With a 70% increase in transaction volume over 1999, UBM holds the ninth place in the ranking on the secondary stock market with an increase in market share from 2.6% in 1999 to 2.9% in 2000, and an increase in volume of over 86%. In the derivatives market (IDEM) it achieved a 4.2% market share on the FIB30 and a 7.3% share of individual stock options.

Excellent results were achieved in derivatives providing financial risk management to corporate customers, and especially mid-corporate customers. CorporateLab, the UBM unit dedicated to the management of financial risk for corporate customers through the Group's networks, has a base of over 2,000 customers, with whom over 19,000 transactions have been concluded.

Finally, derivative instruments targeted at institutional customers also rose sharply, primarily in the structuring of complex products for banking and insurance customers.

Covered Warrants

In the Italian market for covered warrants, where the volume transacted exceeded €30 billion with growth of 116% over 1999, TradingLab consolidated its leadership position reaching a market share of 48.5%.

In September, the internationalisation project was launched with the listing of over 400 products on the largest European covered warrant market, the Euwax of Stuttgart, where a 2.07% market share was achieved.

In the electronic TLX market, to which 31 brokers belong, and where over 1,000 financial instruments are listed, the daily volume of transactions during the last quarter reached €25 million with approximately 2,500 transactions.

During the year, the authorization process was concluded with the Bank of Italy for the establishment, and subsequent licensing, of the banking activities of TradingLab S.p.A., which, since 1 January 2001 has operated as a separate legal entity. The reason for spinning off this entity from UBM is to ensure the necessary conditions for optimising the economic situation of TradingLab, which is characterised as a specific business model for the production of financial instruments for retail customers with significant prospects for international growth.

Treasury Area

In 2000 the Treasury department confirmed its role as a primary player in the interbank market for the euro with an 18% increase in volume traded for maturities under a year, from _273 to 323 billion, and an 8.1% share of the total market, compared to 7.4% in 1999.

The increase in operating levels was also confirmed by primary refinancing transactions at the European Central Bank. In fact, in weekly auctions with fortnightly maturities, the Treasury department was allotted an annual total of €112.3 billion. With this participation, equal to 22% of the total amount allocated in Italy, the Group reported a 2.8% share of total fortnightly refinancing transactions completed by the European Central Bank in the euro area, compared to 0.4% in 1999.

Loans to Customers

The Industry

In Italy, as in the rest of the European area, the year 2000 was characterised by rapid growth in bank loans bolstered by the favourable performance of industrial production. In fact, industry loans to ordinary domestic customers (reported at nominal value excluding repo transactions and non-performing loans, and only for units operating in Italy) rose by 12.3% on average in 2000 compared to 8.4% in 1999 and 13.4% at the end of the year.

Credit demand was supported by the short-term component, with an increase of 17.1% at the end of the year, and 14.2% on average during the year. The growth in short-term loans was the result of several factors including, in addition to the acceleration in economic activity, higher demand for credit by the energy sector resulting from rises in the cost of petroleum products and the propensity (during a period when bank loans are more advantageous than capital markets) of companies and groups, including medium-size ones, to use short-term debt to finance a growing number of M&A transactions and other special-purpose financial transactions.

However, the long-term component, while less active, still maintained significant growth percentages during the year (with an average increase of 10.4% in 2000) as evidence that there is still strong demand for mortgages by households and companies. In addition, long-maturity bank loans continued to benefit from the historically low level of interest rates despite the upward trend that characterised all of 2000.

Group market share in Italy

In this context, the Group's market share rose further to 11.58% compared to 11.48% as at 31 December 1999 on a pro-forma basis, with growth in both the short and medium/long-term areas.

On the other hand, a comparison with market shares determined on the basis of the exact composition of the Group as at 31 December 1999 showed an increase of about 0.60%.

LOANS TO DOMESTIC CUSTOMERS (UNITS OPERATING IN ITALY)	UNICREDITO GROUP MARKET SHARE			INDUSTRY AS AT 31.12.2000 [1]	
	31.12.2000	31.12.1999 PRO-FORMA	31.12.1999	AMOUNTS (BILLIONS OF LIT.)	% CHANGE FROM PRIOR YEAR
Short-term loans	12.03%	11.97%	11.44%	780,646	17.1%
Medium and long-term loans	11.11%	10.99%	10.51%	747,276	9.8%
Total loans	11.58%	11.48%	10.97%	1,527,922	13.4%

1. Source: Bank of Italy - Supplements to the Statistical Bulletin - Monetary Financial Institutions - Year XI No. 11 (19/2/01).

•••

Loans to customers

Moving on to the analysis of figures reported on a book value basis, at the end of the year, total loans to customers were nearly 223,000 billion, approximately 17,700 billion above the level at the end of 1999, representing a year-on-year increase of 8.6%.

The growth by type of loan shows that there was a steady increase (up by 43%) in loans primarily tied to import-export transactions, and in other lending (up by 29.9%) and loans under financial leases (up by 20.9%), while repo transactions dropped sharply (down by 42.6%).

Performing loans, excluding non-performing loans and repo transactions, were approximately 208,000 billion. The increase in this aggregate, which was more in line with the definition of the Bank of Italy, was 14.5%.

TYPE (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	%	31.12.1999
Bills and notes discounted	3,732.7	4,606.6	- 873.9	-19.0%	3,984.1
Current accounts	44,038.8	45,608.5	- 1,569.7	-3.4%	43,310.8
Medium-term loans and mortgages	61,424.6	57,596.4	+ 3,828.2	+6.6%	54,491.5
Loans	34,626.4	24,268.1	+ 10,358.3	+42.7%	22,661.9
Other non-overdraft lending	47,800.7	36,804.7	+ 10,996.0	+29.9%	36,083.0
Loans under financial leases	12,054.5	9,974.1	+ 2,080.4	+20.9%	9,974.1
Non-performing loans	3,881.6	4,264.8	- 383.2	-9.0%	4,184.2
REPO transactions	11,141.6	19,399.8	- 8,258.2	-42.6%	19,398.8
Other transactions	4,273.7	2,711.4	+ 1,562.3	+57.6%	2,592.3
Total loans to customers	**222,974.6**	**205,234.4**	**+ 17,740.2**	**+8.6%**	**196,680.7**
of which: - Euro area	*195,447.0*	*182,029.8*	*+ 13,417.2*	*+7.4%*	*174,686.5*
- in other currencies	*27,527.6*	*23,204.6*	*+ 4,323.0*	*+18.6%*	*21,994.2*

Performance by sector

The reduction in loans to governments and other government entities was primarily attributable to prepayments of loans by the government or with amortisation by the Treasury with value on 1 January 2000.

With regard to other sectors, the credit demand of non-finance companies and others, including individuals, remains brisk with increases of 12.6% and 11%, respectively. The increase reported by manufacturing firms (up by 44%) was particularly high, while the percentage of finance companies declined due to fewer repo transactions.

SECTORS (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	%	31.12.1999
Governments	3,367.1	4,570.3	- 1,203.2	-26.3%	4,491.0
Other government entities	6,633.4	6,242.1	+ 391.3	+6.3%	6,105.4
Non-finance companies	124,149.3	110,290.6	+ 13,858.7	+12.6%	104,336.2
Finance companies	25,983.0	31,092.3	- 5,109.3	-16.4%	30,628.9
Family firms	17,404.7	12,087.3	+ 5,317.4	+44.0%	11,327.7
Others	45,437.1	40,951.8	+ 4,485.3	+11.0%	39,791.5
Total loans to customers	**222,974.6**	**205,234.4**	**+ 17,740.2**	**+8.6%**	**196,680.7**

Details by bank

The breakdown of loans to customers by main commercial banks and similar operating groups shows a reduction in the domestic banks' overall share of the Group total (from 86.6% to 85.1%) in favour of domestic finance companies (Locat and Fiditalia) and the Pekao Group.

On the other hand, the breakdown within domestic banks revealed changes that were also due to reorganisation within the Group. In particular, the spin-off of the performing loan division of Mediovenezie to Cariverona resulted in a significant reduction in the percentage of other banks, and partially explains the increase in Cariverona's share.

LOAN TO CUSTOMERS (BILLIONS OF LIT.)	31.12.2000 TOTAL ITEM 40	31.12.2000 % OF TOTAL AGGREGATE	31.12.1999 PRO-FORMA TOTAL ITEM 40	31.12.1999 PRO-FORMA % OF TOTAL AGGREGATE
UniCredito Italiano	13,513.2	5.6%		
Credito Italiano	55,030.5	22.9%		
UBM	5,446.3	2.3%		
UniCredito S.p.A. before spin-offs	*73,990.0*	*30.8%*	*70,998.7*	*32,7%*
Banca CRT	18,619.5	7.8%	16,221.4	7.5%
Caritro	3,690.6	1.5%	3,437.8	1.6%
Cariverona	27,005.3	11.3%	18,559.0	8.6%
Cassamarca	5,085.4	2.1%	4,478.4	2.1%
Rolo Banca 1473	55,895.9	23.3%	48,003.4	22.1%
Other domestic banks	19,909.2	8.3%	26,045.7	12.0%
Total domestic banks	*204,195.9*	*85.1%*	*187,744.4*	*86,6%*
Pekao Group	15,536.2	6.5%	12,374.6	5.7%
Other banks of the New Europe	1,673.7	0.7%	1,752.3	0.8%
Total New Europe	*17,209.9*	*7.2%*	*14,126.9*	*6,5%*
Other foreign banks	690.3	0.3%	511.4	0.2%
Financial and ancillary companies	17,778.3	7.4%	14,513.4	6.7%
COMBINED TOTAL	**239,874.4**	**100.0%**	**216,896.1**	**100,0%**
Consolidation eliminations and adjustments	-16,899.8		-11,661.7	
TOTAL CONSOLIDATED	**222,974.6**		**205,234.4**	

Doubtful Loans

Comparison with the industry

Loan growth was achieved at the same time as further improvement in loan quality. This phenomenon was the result of factors such as the improved profitability of the industry in general, in addition to securitisation transactions carried out by several banks on non-performing items. For the banking industry overall, as at 31 December 2000 gross non-performing loans (which, using the definition of the Bank of Italy for comparisons with the industry, are at face value and only for loans by units operating in

Italy with domestic customers) registered a decline with a fall of Lit. 14,850 billion from the end of 1999 (down by 13% compared to a decline of 7.1% in December 1999). Thus, the ratio of gross non-performing loans to loans went from 7.80% in December 1999 to 6.09% at the end of 2000.

NON PERFORMING LOANS DOMESTIC CUSTOMERS (UNITS OPERATING IN ITALY)	**RATIO OF NON-PERFORMING LOANS/LOANS**[1] 31.12.2000	31.12.1999	**NON-PERFORMING LOANS AS AT 31.12.2000** AMOUNTS (BILLION LIT.)	% CHANGE FROM PRIOR YEAR
Industry	6.09%	7.80%	99,129	-13.0%
UniCredit Group (pro-forma)	3.68%	4.31%	6,763	-2.9%
UniCredit Group (actual, as at reporting date)	3.68%	4.74%	6,763	-7.9%

1. Loans including non-performing loans.

The Group is in a particularly favourable position with respect to the industry. The ratio of non-performing loans to loans was, in fact, 3.68%, down from 4.31% as at December 1999 on a pro-forma basis.

Moreover, the comparison with the pro-forma figure does not show the further reduction of nearly a half percent in the ratio of non-performing loans to loans (equal to the difference in December 1999 between historical and pro-forma values for this ratio) brought about by the elimination of Credito Fondiario e Industriale from consolidated companies. The reduction in the amount of non-performing loans by the UniCredito Group, was, therefore, more pronounced, at 7.9% on an annual basis. This reduction is considered the more meaningful figure, bearing in mind that the 1999 accounts for Credito Fondiario e Industriale showed non-performing loans written down in such a way as to adjust their value to the price offered for a securitisation transaction, the economic effect of which was reflected in lower net income for the Group. Thus, the elimination of Fonspa from the Group's consolidated companies is similar, for the purposes of the analysis of the quantity of non-performing loans, to the securitisation transactions carried out within the banking industry.

•••

Position at year-end

Total doubtful loans to customers at book value were thus 7,455.1 billion, representing a 3.4% decrease from December 1999 on a pro-forma basis. In addition to this figure, were doubtful loans to banks of approximately 123 billion, down by 32.2% over the twelve-month period; most of these loans were primarily made up of unsecured loans to high-risk countries.

LOAN QUALITY (BILLIONS OF LIT.) (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	%	31.12.1999
Non-performing loans	3,881.6	4,264.8	- 383.2	- 9.0%	4,184.2
Watchlist loans	2,960.6	2,634.0	+ 326.6	+12.4%	2,498.1
Loans subject to restructuring	5.4	52.4	- 47.0	- 89.7%	51.5
Restructured loans	488.0	580.8	- 92.8	- 16.0%	615.8
Loans to high-risk countries	119.5	185.8	- 66.3	- 35.7%	181.0
Total doubtful loans to customers	**7,455.1**	**7,717.8**	**- 262.7**	**- 3.4%**	**7,530.6**
Performing loans	215,519.5	197,516.6	+ 18,002.9	+ 9.1%	189,150.1
Total loans to customers	**222,974.6**	**205,234.4**	**+ 17,740.2**	**+ 8.6%**	**196,680.7**
Other doubtful loans:					
Loans to high-risk countries – banks	95.7	148.8	- 53.1	- 35.7%	145.2
Other doubtful loans – banks	27.5	32.8	- 5.3	- 16.2%	32.4

More specifically, in comparison with the situation at the end of 1999, there were reductions in non-performing loans (down by 9%), restructured loans (down by 16%) and loans to high-risk countries (down by 35.7%), which were partly offset by the increase in watchlist loans (up by 12.4%).

Changes during the year

A closer look at changes occurring during the year (for greater detail see Part B, Section 1 – Notes to Accounts) reveals that there was an improvement in the percentage of doubtful loans to total loans at face value (from 6.30% to 5.89%) and book value (from 3.76% to 3.34%), with writedowns as a percentage of gross doubtful loans increasing from 42.3% to 45.2%.

The ratio of non-performing loans to loans dropped from 4.21% to 3.89% in terms of face value, and from 2.08% to 1.74% taking writedowns into consideration. The latter were 56.8% of gross loans (52.3% at the end of 1999) and 44.9% if only principal is taken into account (39.5% at the end of the prior year). On the other hand, there was a slight increase in the percentage of watchlist loans equal, at the end of 2000, to 1.63% of loans at face value and 1.33% at book value.

DOUBTFUL LOANS WITH CUSTOMERS (BILLIONS OF LIT.)	NON PERFORMING LOANS	WATCHLIST TEMS	RESTRUCTURED LOANS[1]	COUNTRY RISK	TOTAL DOUBTFUL LOANS
Situation as at 31.12.2000					
Face value	8,976.5	3,758.0	688.4	185.3	13,608.2
as a percentage of total loans	*3.89%*	*1.63%*	*0.30%*	*0.08%*	*5.89%*
Writedowns	5,094.9	797.4	195.0	65.8	6,153.1
as a percentage of face value	*56.8%*	*21.2%*	*28.3%*	*35.5%*	*45.2%*
Book value	3,881.6	2,960.6	493.4	119.5	7,455.1
as a percentage of total loans	*1.74%*	*1.33%*	*0.22%*	*0.05%*	*3.34%*
as at 30.12.1999 (pro-forma)					
Face value	8,944.6	3,301.1	849.6	284.3	13,379.6
as a percentage of total loans	*4.21%*	*1.55%*	*0.40%*	*0.13%*	*6.30%*
Writedowns	4,679.8	667.1	216.4	98.5	5,661.8
as a percentage of face value	*52.3%*	*20.2%*	*25.5%*	*34.6%*	*42.3%*
Book value	4,264.8	2,634.0	633.2	185.8	7,717.8
as a percentage of total loans	*2.08%*	*1.28%*	*0.31%*	*0.09%*	*3.76%*

1. Including loans being restructured.

Non-performing loans by bank

Below are non-performing loans in absolute terms and as a percentage of loans, with the usual details. The high ratio of non-performing loans of other banks is attributable to the former special banks (Banca Mediocredito, Mediovenezie and Mediocredito dell'Umbria).

NON-PERFORMING LOANS (BILLIONS OF LIT.)	31.12.2000 NON-PERFORMING LOANS	31.12.2000 % OF TOTAL AGGREGATE	31.12.2000 NON-PERFORMING LOANS TO LOANS	31.12.1999 PRO-FORMA NON-PERFORMING LOANS	31.12.1999 PRO-FORMA % OF TOTAL AGGREGATE	31.12.1999 PRO-FORMA NON-PERFORMING LOANS TO LOANS
UniCredito Italiano	31.9	0.8%	0.24%			
Credito Italiano	1,090.8	28.1%	1.98%			
UBM						
UniCredito S.p.A. before spin-offs	*1,122.7*	*28.9%*	*1.52%*	*1,247.9*	*29.3%*	*1,76%*
Banca CRT	185.9	4.8%	1.00%	159.1	3.7%	0.98%
Caritro	22.5	0.6%	0.61%	27.1	0.6%	0.79%
Cariverona	257.9	6.6%	0.95%	277.4	6.5%	1.49%
Cassamarca	44.3	1.1%	0.87%	49.3	1.2%	1.10%
Rolo Banca 1473	289.5	7.5%	0.52%	344.1	8.1%	0.72%
Other domestic banks	1,533.7	39.5%	7.70%	1,748.7	41.0%	6.71%
Total domestic banks	*3,456.5*	*89.0%*	*1.69%*	*3,853.6*	*90.4%*	*2,05%*
Pekao Group	136.3	3.5%	0.88%	95.1	2.2%	0.77%
Other banks of the New Europe	97.2	2.5%	5.81%	144.1	3.4%	8.22%
Total New Europe	*233.5*	*6.0%*	*1.36%*	*239.2*	*5.6%*	*1,69%*
Other foreign banks	7.7	0.2%	1.12%	9.8	0.2%	1.92%
Financial and ancillary companies	183.9	4.7%	1.03%	162.2	3.8%	1.12%
COMBINED TOTAL	**3,881.6**	**100.0%**	**1.62%**	**4,264.8**	**100.0%**	**1,97%**
Consolidation eliminations and adjustments						
TOTAL CONSOLIDATED	**3,881.6**		**1.74%**	**4,264.8**		**2.08%**

Country risk

Finally, with regard to country risk, details on loans (net of guarantees) and writedowns are provided for both customers and banks.

COUNTRY RISK (CUSTOMERS AND BANKS) (BILLIONS OF LIT.)	31.12.2000 LOANS AND ADVANCES FACE VALUE	31.12.2000 TOTAL WRITEDOWNS	31.12.1999 LOANS AND ADVANCES FACE VALUE	31.12.1999 TOTAL WRITEDOWNS
Russia	89.2	35.7	227.2	162.8
Brazil	13.6	3.1	48.0	9.7
Egypt	24.7	3.4	1.0	
Croatia	30.5	2.8	49.5	6.8
Algeria	11.7	2.3	11.5	2.9
Tunisia	25.0	0.7	22.3	0.7
Morocco	0.4	0.1	21.5	3.0
Argentina	22.2	4.9	19.9	3.1
Indonesia	13.0	5.2	16.9	6.8
North Korea	14.2	11.7	13.6	8.2
Other	74.3	33.7	147.1	39.9
Total	**318.8**	**103.6**	**578.5**	**243.9**
of which: - Loans to customers	*185.3*	*65.8*	*284.3*	*98.5*
- Loans to banks	*133.5*	*37.8*	*294.2*	*145.4*

The face value of these loans was reduced by 240 billion over the twelve-month period, primarily due to the restructuring of loans to Russia, the removal of India from the list of high-risk countries, and collections on other positions. The ratio of writedowns to the face value of loans went from 42.1% at the end of 1999 to 32.5% at the end of 2000 due to the reduction of the Russian portion.

Customer Deposits

The Industry

From the standpoint of liabilities for the industry overall, in 2000 customer deposits, which are defined as deposits (current accounts, savings deposits and certificates of deposit) and bonds, posted modest growth of 3.5% over the prior year, compared to 4.7% on average in 1999. This performance was primarily due to the slow-down in current accounts as a result, in part, of the widening of yield differentials in comparison with alternative investments, and the structural contraction in certificates of deposit. With regard to current accounts, there was actually an 8.6% annual average increase, after the 14% increase in 1999, while certificates of deposit continued their decline (down by 25.5% on average in 2000), although at a gradually lower rate than in the past (down by 30.9% on average in 1999).

On the other hand, the relatively higher growth rate of bonds was confirmed with an increase on average of 6.3% in 2000, although at a slower rate than in 1999 (when they rose 8.9%).

At the end of the year, the exact growth rate for deposits was 2.5%. Taking customer repo transactions into consideration, which were up by more than 37% over the twelve-month period, the increase was 4.6%.

Group market share in Italy

The Group's market share of customer deposits was 11.02% compared to 11.12% at the end of the prior year. Within the deposit figure, there was an increase in the share of bonds and a reduction in the share of deposits (which include certificates of deposit). On the whole, the market share of total deposits, including repo transactions, rose to 11.08%, up by approximately 0.10% over the end of 1999.

Compared to the actual Group structure as at 31 December 1999, the market share of deposits grew by about one half of one percent. Including deposits in the form of repos, the increase in the Group's share rises to 0.70%.

FUNDING FROM DOMESTIC CUSTOMERS (UNITS OPERATING IN ITALY)	UNICREDIT GROUP MARKET SHARE 31.12.2000	31.12.1999 PRO-FORMA	31.12.1999	INDUSTRY AS AT 31.12.2000[1] AMOUNTS (BILLIONS OF LIT.)	% CHANGE FROM PRIOR YEAR
Deposits (in euros and other currencies)	11.04%	11.61%	10.88%	925,286	0.2%
Bonds	10.98%	10.11%	9.80%	489,634	7.3%
Total deposits	**11.02%**	**11.12%**	**10.53%**	**1,414,920**	**2,5%**
Repos	14.33%	12.12%	11.69%	121,919	37.2%
Funding	**11.28%**	**11.18%**	**10.60%**	**1,536,839**	**4.6%**

1. Source: Bank of Italy – Supplements to the Statistical Bulletin – Monetary Financial Institutions – Year XI No. 11 (19.2.2001).

Book values

Moving on to an analysis of book values, overall amounts due to customers (including deposits received in administration) and securities in issue were up by 3.9% over 31 December 1999 on a pro-forma basis, reaching a level of about 228,500 billion. Considering also the effect of the change in the scope of consolidation, the increase over 1999 was 10.2%.

TYPE (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	CHANGE %	31.12.1999
Due to customers	**160,910.0**	**151,248.1**	**+ 9,661.9**	**+ 6.4%**	**141,265.8**
Deposits	15,086.4	16,634.2	- 1,547.8	- 9.3%	14,263.4
Current accounts	117,362.6	112,683.4	+ 4,679.2	+ 4.2%	106,601.6
REPO transactions	25,187.3	18,255.6	+ 6,931.7	+38.0%	17,866.2
Other transactions	3,273.7	3,674.9	- 401.2	- 10.9%	2,534.6
Securities in issue	**67,581.3**	**68,707.8**	**- 1,126.5**	**- 1.6%**	**66,051.5**
Bonds	41,963.2	43,535.0	- 1,571.8	- 3.6%	42,156.7
Certificates of deposit	23,144.4	23,275.5	- 131.1	- 0.6%	22,097.9
Other securities	2,473.7	1,897.3	+ 576.4	+ 30.4%	1,796.9
Total direct deposits from customers	**228,491.3**	**219,955.9**	**+ 8,535.4**	**+ 3.9%**	**207,317.3**
of which: Euro area	*185,344.4*	*183,802.2*	*+ 1,542.2*	*+ 0.8%*	*173,805.3*
in other currencies	*43,146.9*	*36,153.7*	*+ 6,993.2*	*+ 19.3%*	*33,512.0*

The growth achieved in direct deposits was the result of an increase in amounts due to customers, which was partially offset by the decline in securities in issue. More specifically, amounts due to customers were up by 6.4% over December 1999 due to the positive performance of current accounts, which represent over two thirds of this item, and the sharp rise in repo transactions. On the other hand, deposits continued the decline started several years ago.

Securities in issue totalled approximately 67,500 billion, down by 1.6% from the prior year. The reduction was due to changes in bonds outstanding, which dropped by 3.5%, while certificates of deposit remained at year-end 1999 levels.

Details by bank

Changes in the composition of direct deposits within the Group showed an increase of over 3% in the share of UniCredito "before spin-offs," which was essentially equal to the percentage of UBM to the total, and an increase of over 1% in the share of Cariverona (due to the spin-off of Mediovenezie) and of the Pekao Group.

DEPOSITS (AMOUNTS IN BILLIONS OF LIT.)	31.12.2000 DUE TO CUSTOMERS	SECURITIES IN ISSUE	TOTAL	% OF TOTAL AGGREGATE	31.12.1999 PRO-FORMA TOTAL	% OF TOTAL AGGREGATE
UniCredito Italiano	6,659.3	13,079.8	19,739.1	8.0%		
Credito Italiano	36,398.7	10,380.2	46,778.9	19.0%		
UBM	6,840.9		6,840.9	2.8%		
UniCredito S.p.A. before spin-offs	*49,898.9*	*23,460.0*	*73,358.9*	*29.8%*	*61,112.4*	*27,1%*
Banca CRT	21,516.6	5,148.0	26,664.6	10.8%	25,099.4	11.2%
Caritro	2,159.5	1,206.8	3,366.3	1.4%	3,954.2	1.8%
Cariverona	14,498.2	12,413.4	26,911.6	10.9%	22,699.7	10.1%
Cassamarca	3,576.6	1,259.5	4,836.1	2.0%	4,811.9	2.1%
Rolo Banca 1473	30,741.0	29,860.3	60,601.3	24.6%	57,066.0	25.4%
Other domestic banks	6,553.4	10,154.1	16,707.5	6.8%	21,393.3	9.5%
Total domestic banks	*128,944.2*	*83,502.1*	*212,446.3*	*86.3%*	*196,136.9*	*87,1%*
Pekao Group	25,007.4	281.9	25,289.3	10.3%	20,815.0	9.2%
Other banks of the New Europe	4,152.6	130.5	4,283.1	1.7%	3,806.8	1.7%
Total New Europe	*29,160.0*	*412.4*	*29,572.4*	*12.0%*	*24,621.8*	*10,9%*
Other foreign banks	2,846.8	154.5	3,001.3	1.2%	2,766.6	1.2%
Financial and ancillary companies	1,255.1		1,255.1	0.5%	1,581.4	0.7%
COMBINED TOTAL	**162,206.1**	**84,069.0**	**246,275.1**	**100.0%**	**225,106.7**	**100,0%**
Consolidation eliminations and adjustments	-1,296.1	-16,487.7	-17,783.8		-5,150.8	
TOTAL CONSOLIDATED	**160,910.0**	**67,581.3**	**228,491.3**		**219,955.9**	

Indirect deposits

Indirect customer deposits at market values reached a level of nearly 430,000 billion, representing an increase of about 30,000 billion, or 7.5%, over the end of 1999 on a pro-forma basis. Taking the changes in the area of consolidation into account (which, primarily as a result of the inclusion of Pioneer in the Group, resulted in an increase in the aggregate of about 60,000 billion), the increase over December 1999 exceeded 25%.

INDIRECT DEPOSITS FROM CUSTOMERS[1] (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	CHANGE %	31.12.1999
Indirect deposits under administration	209,397.6	176,395.8	+ 33,001.8	+18.7%	168,000.7
Indirect deposits under management	220,037.6	223,068.4	- 3,030.8	-1.4%	173,906.7
Total indirect deposits from customers	**429,435.2**	**399,464.2**	**+ 29,971.0**	**+7.5%**	**341,907.4**

1. Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds (figures were reclassified for consistency purposes). Market values.

As can be seen from the data reported, in 2000 the outflow from indirect deposits under administration into assets under management came to a halt. Although data are not fully consistent, it seems that this also occurred at the industry level. In fact, compared to 1999 the Group reported a sharp rise in the custody and administration area (up by 18.7%) compared to a modest decline in assets under management (down by 1.4%). However, both areas were negatively affected by decreased stock prices in all major markets.

This reconfiguration of indirect deposits was due to the performance of financial markets during the last year, and the gradual change in customers' investment needs and preferences, to which the bank has responded by adjusting its mix of services and consulting.

First of all, the stock market trend during the year, with an upsurge in the first quarter followed by a sharp correction in prices and the subsequent period of high volatility, caused some customers with more liquid assets to partially reassess their direct holdings of securities with a high growth potential. In this context, the Group further improved its customer service capacity (expansion of the call centre for securities and Internet platforms), and expanded its product line with products capable of satisfying increasingly sophisticated customer demands (especially in the area of covered warrants and new generation structured securities).

Secondly, after the pronounced growth registered over the last three years with the conversion to funds and deposits under administration, primarily in the form of government securities, business in the area of asset management focused on improving the risk/return profile of customer portfolios, favouring a move away from products with a low added value to more diversified instruments that are more appropriate for offering customers better service in the current market situation.

Assets in administration

Due in part to the positive performance of indirect deposits, the total volume of assets administered for customers at the end of the year was approximately 658,000 billion, with a 6.2% increase on an annual basis.

ASSETS IN ADMINISTRATION (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	CHANGE %	31.12.1999
Direct deposits	228,491.3	219,955.9	+ 8,535.4	+3.9%	207,317.3
Indirect deposits	429,435.2	399,464.2	+ 29,971.0	+7.5%	341,907.4
Assets administered for customers	**657,926.5**	**619,420.1**	**+ 38,506.4**	**+6.2%**	**549,224.7**

Asset Management

The Industry

In the area of asset management in the banking industry, there was a slow-down in the growth of mutual funds, with a net inflow of about 64,500 billion compared to 185,000 billion in 1999 (the latter figure includes Luxembourg, but not foreign, funds), and a shift towards foreign funds (there was a net outflow from Italian funds of about Lit. 13,000 billion). Assets managed at the end of December were up by a total of 2.45% over the twelve-month period, and down by 3.42%, if the contribution from the net inflow is not taken into account.

Group position

The net inflow of Group funds was 2,850 billion, with a market share of 4.42%. This was not sufficient to maintain the level of market share of total assets managed, which went from 13.58% to 13.33% over the twelve-month period, despite performance that was relatively better than that of the industry (down by 1.31% net of inflows).

Total assets under management

As at 31 December 2000 the total of customer assets managed by the Group was approximately 220,800 billion, down by 1.5% over the twelve-month period. As noted previously, the slowdown, which was partly due to falling stock prices, was tied to the growth in indirect deposits under administration.

Due to the acquisition of Pioneer, the Group's operations in the asset management area, which were previously limited, almost exclusively, to the Italian market, took on an international character with a presence in the US market and in certain European countries (especially Germany and New Europe). Accordingly, changes were made in the method of reporting assets under management.

ASSETS UNDER MANAGEMENT (CUSTOMERS) (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	CHANGE %	31.12.1999
Italy	**173,373.4**	**175,957.7**	**-2,584.4**	**-1.5%**	**173,943.8**
Mutual funds placed directly	96,479.0	99,303.3	-2,824.3	-2.8%	99,303.3
Customer asset management accounts	58,872.0	63,604.0	-4,732.0	-7.4%	61,590.1
- Asset management accounts in funds	38,552.5	38,041.7	510.8	+1.3%	38,041.8
- Other asset management accounts	20,319.5	25,562.3	-5,242.8	-20.5%	23,548.3
Insurance policies (actuarial reserves)	18,022.4	13,050.4	4,972.0	+38.1%	13,050.4
- Unit linked	10,611.2	6,211.7	4,399.5	+70.8%	6,211.7
-Other policies	7,411.2	6,838.7	572.5	+8.4%	6,838.7
USA	**41,155.8**	**41,587.6**	**-431.8**	**-1.0%**	
Other international markets	**5,435.2**	**5,793.4**	**-358.2**	**-6.2%**	**978.7**
New Europe	**828.2**	**805.7**	**22.5**	**+2.8%**	
Total customer assets under management	**220,792.6**	**224,144.4**	**-3,351.8**	**-1.5%**	**174,922.5**
of which: Assets in Mutual funds	*192,204.8*	*191,277.7*	*927.1*	*+0.5%*	*144,197.0*
- Italian	*97,000.7*	*122,890.0*	*-25,889.3*	*-21.1%*	*122,890.0*
- Luxembourg	*48,610.0*	*21,008.0*	*27,602.0*	*+131.4%*	*21,008.0*
- Other	*46,594.1*	*47,379.7*	*-785.6*	*-1.7%*	*299.0*

Note: Figures reclassified for consistency purposes. Segregated accounts exclude those accounts related to insurance policies.

Within the area, there was a shift towards second generation products (asset management accounts in mutual funds, unit-linked policies and "profile" funds) with a high content of asset allocation, to the detriment of more traditional, and lower value-added, products (bond funds and bond asset management accounts).

More specifically, the analysis of the channels that make up assets under management in the Italian market shows that the assets in Group funds were provided by positive inflows from asset management accounts made up of funds and especially unit-linked policies. On the other hand, total assets in funds placed directly declined by 2.8% from the end of 1999.

Asset management accounts declined by 7.4% over the twelve-month period; this decrease was concentrated in other asset management accounts, while asset management accounts in funds remained above the levels of the prior year. This reduction was also due to the transfer of customers with small asset management accounts to the managed area, which has products that can provide broad diversification even for small accounts.

However, as noted elsewhere in this Report, performance continues to be excellent in the placement of life insurance premiums with new business of approximately 5,400 billion. Accordingly, actuarial reserves rose above 18,000 billion, representing an increase of 38% over December 1999. The growth in unit-linked policies was particularly high at approximately 70%, while other policies grew at a rate of 8.4%.

In the US market (which fell under the Group structure in November), where the Group distributes mutual funds nearly exclusively, asset growth (which, due to the appreciation of the dollar was almost at the prior-year's level) was affected by net outflows and the decline in stock prices.

Similar considerations also apply to other international markets, while for the market in New Europe, which is still marginal, there are interesting growth prospects within the scope of Group strategy in the area.

Securities Portfolio and Interbank position

Structural liquidity

At the end of the year, structural liquidity was essentially unchanged from the end of 1999 at approximately 32,000 billion, after which, during the first half of the year, a situation with higher liquidity developed, which gradually shrank during the last two quarters of the year. The coverage of liquidity requirements, resulting from the fact that loans that grew by approximately 9,000 billion more than customer deposits, was actually provided by the growth in shareholders' equity funds and subordinated debt, net of fixed assets, and from changes in other asset and liability items.

Securities portfolio

Investment and trading securities totalled 64,255 billion, up by about 3,440 billion or 5.7% over year end 1999. Within this area, investment securities were down approximately 1,300 billion from the end of 1999, while the trading securities portfolio increased by over 4,700 billion over the twelve-month period.

SECURITIES PORTFOLIO (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	CHANGE %	31.12.1999
Investment securities	29,077.9	30,374.8	- 1,296.9	-4.3%	28,952.1
Trading securities	35,177.4	30,439.1	+ 4,738.3	+15.6%	27,952.1
Debt securities	32,336.0	28,064.9	+ 4,271.1	+15.2%	25,672.1
Equity shares and other equity securities	2,841.4	2,374.2	+ 467.2	+19.7%	2,280.0
Total investment and trading securities	**64,255.3**	**60,813.9**	**+ 3,441.4**	**+5.7%**	**56,904.2**
of which: - Euro area	*50,466.8*	*47,769.4*	*+ 2,697.4*	*+5.6%*	*44,550.6*
- in other currencies	*13,788.5*	*13,044.5*	*+ 744.0*	*+5.7%*	*12,353.6*

Please see Notes to the Accounts - Part A) - Section 1 Accounting Policies and Part B) - Section 2 Securities for an explanation of the valuation criteria followed.

Interbank position

The increase reported in securities was nearly offset by changes in the interbank position. In fact, amounts due to banks rose by approximately 9,000 billion to a level of nearly 80,000 billion, while loans to banks were approximately 48,200 billion, up by approximately 6,500 billion over the end of 1999. Thus, the net position with banks at the end of the year was a net debt figure of approximately 31,500 billion.

INTERBANK POSITION (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	CHANGE %	31.12.1999
Loans to banks	48.220,3	41,730.0	+ 6,490.3	+15.6%	38,739.4
Due to banks	79.710,5	70,558.2	+ 9,152.3	+13.0%	69,195.2
Net interbank position	**(31.490,2)**	**(28,828.2)**	**- 2,662.0**		**(30,455.8)**
of which: - Euro area	*(17,968.4)*	*(19,315.6)*	*+ 1,347.2*		*(20,217.2)*
- in other currencies	*(13,521.8)*	*(9,512.6)*	*- 4,009.3*		*(10,238.6)*

Equity Investments

As at 31 December 2000, equity investments totalled 3,030.9 billion, with an increase of 951.5 billion over 31 December 1999.

(BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	%	31.12.1999
Equity investments	2,683.8	1,986.3	+ 697.5	+35.1%	2,013.4
Equity investments in Group companies	347.1	93.1	+ 254.0	+272.8%	94.3
Total equity investments	**3,030.9**	**2,079.4**	**+ 951.5**	**+45.8%**	**2,107.7**

The transactions concluded during the year included the acquisition by the Parent Company of 4.5 million Mediobanca shares with a total outlay of 77.3 billion. This purchase was connected with the redistribution, among Mediobanca shareholders that entered into the Shareholder Agreement, of the shareholding put up for sale by the Banca Commerciale Italiana following its withdrawal from this agreement. In addition, with regard to the exercise of 8.4 million warrants, 4.2 million Mediobanca shares were subscribed at a cost of 67 billion.

Also worth noting was the Parent Company's 171.3 billion subscription to the Schemaventotto S.p.A capital increase, totalling 2,570 billion; this is a vehicle company that bought 30% of the shares outstanding of Autostrade Concessioni e Costruzioni Autostrade S.p.A. as a part of the privatisation process of that company.

UniCredito Italiano then acquired a 3.03% stake in Fincantieri – Cantieri Navali Italiani S.p.A. as a part of that company's capital increase resulting from its privatisation, in order to seize potential business opportunities in the areas of securitisation and project financing. This transaction involved an overall investment of 20 billion.

Over half of the increase in equity investments (in non-Group companies) was the result of acquisitions (which were already described in the comments on implementing strategic guidelines) of a 5% stake in Kataweb with an outlay of 306 billion, and a 9.96% stake in Zagrebacka Banka, which involved an investment of US$54.6 million (equal to approximately Lit. 114 billion).

In addition, the divestiture of the investment in Iccri-BFE was completed, which was carried on the books at a value of approximately 110 billion as at December 1999. This investment was sold to Banca Popolare di Lodi when it exercised in advance its call option, which was formalised last November on the occasion of the sale of the first tranche of shares. Following the exercise of the put option by Iccri-BFE, as a part of the agreements to sell this equity investment, the Group instead acquired a stake in Immocri with a book value of about 50 billion.

Finally, there was agreement to an initiative promoted by Autostrade Brescia Padova in the telecommunications sector with an investment of 64 billion. The new company, which is called Serenissima Infracom, will, in general, create and manage an integrated network and a regional portal that will provide innovative services to companies, institutions and consumers.

On the other hand, approximately 170 billion of the increase in equity investments in Group companies was attributable to the transfer of the Banca di Bergamo (the sale of which was concluded at a price equal to book value) from those companies consolidated on a line-by-line basis to those consolidated using the equity method, and approximately 90 billion was due to the establishment of TradingLab.

List of equity investments

Pursuant to Article 126 of CONSOB Regulation No. 11971 of 14 May 1999, attached is the list of equity investments in the form of shares/shareholdings with voting rights in unlisted companies held in any form as at 31 December 2000.

Transactions with subsidiaries

With regard to transactions with subsidiaries, the following table indicates existing assets, liabilities and guarantees and commitments as at 31 December 2000 with Group companies (not consolidated on a line-by-line basis) and those subject to significant influence pursuant to paragraph 1 of Article 19 of Legislative Decree 87/92. Details for individual companies are provided in a special annex.

(BILLIONS OF LIT.)	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS
Subsidiaries	111.5	175.8	85.2
Companies subject to significant influence	584.8	374.3	284.0

Intra-group and related party transactions

Transactions between the Parent Company, subsidiaries and companies subject to significant influence were carried out on the basis of assessments that were mutually advantageous from an economic standpoint and, in any case, at market prices. See the company accounts for further details.

Shareholders' Equity and Capital Ratios

Shareholders' equity

As at 31 December, the Group portion of shareholders' equity was 16,736.7 billion compared to 14,923 billion at the end of the prior year. The increase was due to income for the year, which was partially offset by dividends for 1999 that were distributed during the first part of this year.

During the year an increase in capital of 145.7 billion was carried out (including a share premium of 126.7 billion), which was approved by the Extraordinary Shareholder Meeting of 14 January 2000, and reserved for Fondazione Cassa di Risparmio di Trieste and Assicurazioni Generali S.p.A.

Also, on 27 July a 5 billion increase in capital stock was finalised bringing it to a total of 2,512.1 billion, using a portion of the reserve, which was established by the ordinary shareholders' meeting of 2 May 2000, for the medium-term bonus program for Group staff.

(BILLIONS OF LIT.)

Shareholders' equity as at 31.12.1999	**14.923.0**
Increases:	
Net income for the year	2.700,8
Increase in capital stock	24,0
Increase in share issuance premium	126,7
Other net changes	216,1
Decreases:	
Dividends distributed	1.253,9
Shareholders' equity as at 31.12.2000	**16.736,7**

For further details on changes in shareholders' equity see the notes to accounts.

Subordinated debt

At the end of the year subordinated debt reached a level of 8,895.9 billion compared to 2,613.1 billion at the end of 1999.

The equity structure was also strengthened with the issuance of preference shares, which are included in the computation for Tier 1 capital, in an amount of nearly 2,000 billion. These were two fixed-rate issues, with a call option starting the tenth year, of $450 million (9.20% for the first 10 years) and €540 million (8.08%, again, for the first 10 years). In addition, 4 subordinated bonds were issued, all denominated in euros, for a total of 4,275 billion.

Bearing in mind the remaining maturity of outstanding loans, the amount to be included for the purposes of the determination of capital for regulatory purposes was 8,144.2 billion.

Capital for regulatory purposes and ratios

Thus, capital for regulatory purposes was 22,702 billion, 16,670 billion of which was made up of Tier 1 capital. This was an increase of 28.7% over 31 December 1999. Due to a corresponding increase in weighted assets of 26.8%, the overall capital ratio was 8.67% compared to 8.55% at the end of 1999, with the Tier 1 ratio at 6.80%. On the other hand, the ratio for credit-risk-weighted assets was 9.26% compared to 8.97% at the end of 1999.

Bearing in mind the minimum requirement of 8%, the capital surplus was 1,763.9 billion.

(BILLIONS OF LIT.)	31.12.2000	31.12.1999
Capital for regulatory purposes		
Tier 1 capital	16.670.6	14.948.1
Tier 2 capital	6,692.5	3,352.4
Items to be deducted	- 660.9	- 664.1
Total capital	22,702.2	17,636.4
Risk-weighted assets		
Credit risk	245,251.2	196,592.5
Market risk	16,477.8	9,754.2
Total risk-weighted assets	261,728.9	206,346.7
Capital ratios		
Tier 1*	6.80%	7.60%
Tier 2**	8.67%	8.55%
Capital surplus over minimum requirement	**1,763.9**	**1,128.7**

* Ratio of Tier 1 capital to credit risk-weighted assets.

** Ratio of Tier 2 capital to total risk-weighted assets.

Risk management

In 2000 the UniCredito Italiano Group continued its expansion in various market sectors both domestically (UBM, TradingLab, Xelion, etc.) and internationally (Pol'nobanka, Splitska Banka, Bulbank). In support of the new Group structure, efforts continued to reinforce the measurement, control and management of overall risk (credit risk, market risk, and interest- and exchange-rate risks).

The Parent Company carries out a supervisory role for risks assumed by individual Group entities, with which it collaborates in the planning of risk management strategies. This supervision involves the measurement methodologies adopted and compliance with existing limits.

Credit risks

The management of credit risk, defined as the likelihood that the credit quality of a counterparty will deteriorate, is carried out by the Credit Department in accordance with the principle of a clear separation between lending (covered by business areas) and analysis.

Credit quality is monitored by managing the specific risk of the counterparty, as well as portfolio risk.

With regard to the specific risk component, i.e., that associated with individual relationships, the focus of approaches and tools used to support loan operations both prior to the disbursement and after in the management phase of relationships is to assign a succinct, standardized assessment in the form of a rating to each customer. To this end, given the internal customer segmentation process that calls for evaluating different market segments, depending on their revenues, credit approval is subject to a highly sophisticated analysis and the assessment is differentiated by customer segment.

More specifically, loans are made to corporate customers following a process of analysis involving projected operating, balance sheet, income and cashflow figures, combined with qualitative information on the company and the market in which it operates. This information can be accessed in electronic files, the function of which is to improve the credit assessment process. Everything is statistically summarized within the internal rating procedure, which takes into account quantitative and qualitative assessment factors, and for names that are already customers, it incorporates performance information taken from the management scores described below.

For small businesses, an automatic assessment process is carried out using a special algorithm, which, with the use of a scoring grid broken down by sector and geographic area, assigns a rating for the approval of the credit facility.

A loan scoring system is being used for individual customers, which is differentiated by type of loan (medium term loans, mortgages, personal loans and revolving credit cards), and is based on a qualitative and quantitative analysis. A performance control score is being created, which will be completed once the migration of all federated banks to a single information platform has been finalized. The next project will involve the integration of the two tools above – loan and performance scoring – which will make it possible to perform overall risk monitoring of each individual counterparty.

Regular relationship monitoring was implemented through the introduction of a process called "Performance Management," which carries out monthly monitoring of relationships categorized as "Businesses" and "Small Businesses." Predictive management scoring algorithms, which are differentiated by customer segment, analyse a number of data selected by the Bank in order to identify, with sufficient lead-time, those relationships that demonstrate symptoms of risk deterioration. Each risk profile identified is associated with precise rules and operating performance standards, which the network must adhere to, and which are monitored centrally using an application created on an ad hoc basis.

The methods developed by UniCredito Italiano, which have already been adopted by Credito Italiano as a pilot bank, have been shared by the federated banks: Cassa di Risparmio di Torino and Rolo Banca have already adopted loan and performance scoring, as well as the Account Manager application, in 2000. The launching of action to extend these methods to other federated banks has been planned to occur in 2001. UniCredito Italiano will remain responsible for updating previously developed methodologies and ensuring their correct implementation at all federated banks.

Portfolio risk is monitored through the use of a Credit Risk Management model developed internally on the basis of the Credit Risk + ed methodology approach, which was implemented to take into account industry correlations.

With regard to the Group's foreign banks, special task forces were created, which were made up of employees from UniCredito Italiano and its subsidiaries, with the goal of standardizing organisational structures, and the credit processes and tools already adopted by the Group in Italy. The restructuring of the organization of the Credit Department has been completed, and employees from the Parent Company have been placed in key positions of the credit organization of banks.

In addition, the periodic flow of information has been established and institutionalised to give the Parent Company information on changes in loan portfolio quality, its composition by rating classes, new flows and existing loans in the problem portfolio.

Country risk

Country risk is managed by determining credit limits, of a commercial and financial nature, which can be assumed by companies belonging to the UniCredito Italiano Group with respect to banks, government entities, financial institutions and companies resident in or related to a country.

The method for analysing the risk profile of a specific country was recently implemented, and is now based on quantitative criteria. The new method, which takes the form of a "scoring" model (Country Credit Scoring Model – CSP) summarises and analyses, on the basis of standard criteria applicable to all countries considered to entail a high risk, the main macroeconomic indicators for the country under consideration, the political situation and management of the economy, ratings assigned by international agencies and national research institutions (Bank of Italy, SACE), and the market perception of risk (changes in yields on government or similar securities).

The main objective of the model is to identify the maximum overall potential risk that the UniCredito Italiano Group may assume with respect to each individual country, within which the maximum operating levels of risk noted above are subsequently determined.

In addition to determining the potential maximum risk level, which is defined as the "maximum theoretical ceiling of assumable risk," the CSP model also makes it possible to constantly monitor the degree of a country's solvency and to make projections on risk trends, including over the medium and long term.

All elements that contribute to the development of the CSP Model are updated automatically using databases supplied by leading specialist companies making it possible to monitor the country risk profile in a timely manner.

Market risk

In 2000 the Value at Risk (VaR) calculation model went into final operation in the Finance Department of the holding company. This model is based on historical simulation, and was implemented in 1999 and used by UBM and TradingLab.

This model is based on the daily reassessment of open positions through historical series of risk factors (interest rates, exchange rates and volatility), and the resulting distribution of income/losses is analysed to determine the effect of market movements on portfolio value. This model has substantial advantages over other methodologies, such as the ability to monitor a number of risks in a flexible manner:

- Delta;
- Gamma – for products with a non-linear profile;
- Vega – over the entire volatility curve;
- Rho – due to discount rates, and the accuracy of volatility calculations and correlations.

The parameters used to calculate VaR are as follows:

- Observation period of 1 year;
- Confidence interval of 98-99%;
- Holding period of 1 day;
- Daily updating of time series.

The decision to calculate risk on a one-day time horizon allows for an immediate comparison with gains/losses generated.

In the area of the Group's Treasury operations, the second half of 2000 showed declining performance of the daily VaR, which generated an average annual value of about €4.3 million. On the other hand, with regard to UBM, the average daily VaR for trading and market-making activities was around €4.6 million.

The VaR calculation methodology based on historical simulation is being expanded to banks in the New Europe division (Bank Pekao SA, Pol'nobanka, Splitska Banka and Bulbank).

Asset and Liability Management

The holding company's risk management system for monitoring rate risks uses the VaR methodology, and a Gap Analysis model for monitoring liquidity. In order to carry out this analysis, starting in 1999 a quarterly report was introduced, which provides the following:

- Information on changes in deposits and loans, on the basis of which it is possible to assess how capital and short, medium and long-term deposits can be used to fund loans broken down into various maturities
- Information on liquidity risk providing, on the basis of the time intervals stipulated by the Bank of Italy, inflows and outflows of liquidity, and calculating the related liquidity gaps and liquidity ratios.

Profit and Loss Account

Operating income

Due to favourable revenue performance, the Group's operating income in the year reached a level of 8,841.4 billion, a 26.7% increase over the previous year.

Total revenues were 18,042.7 billion, up by 15.8% on 1999, benefiting both from positive net interest income performance and, in particular, a marked increase in revenues from services and other sources (up by 22.9%). In absolute terms, the latter figures approached the levels of both net interest income and operating expenses, rising to 49.1% of total revenues (against 46.2% in 1999). On the other hand, operating expenses rose by 7%, and consequently the cost/income ratio fell to 51% from 55.2% in the previous year.

OPERATING INCOME (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE P&L ACCOUNT	%	31.12.1999
Net interest income	9.191.8	8.379.2	+ 812.6	+9.7%	7.833.2
Revenues from services and other sources	8,850.9	7,201.8	+ 1,649.1	+22.9%	6,903.0
Total revenues	**18,042.7**	**15,581.0**	**+ 2,461.7**	**+15.8%**	**14,736.2**
Operating expenses	9,201.3	8,601.9	+ 599.4	+7.0%	8,026.9
Operating income	**8,841.4**	**6,979.1**	**+ 1,862.3**	**+26.7%**	**6,709.3**

Net interest income

Net interest income, totalling 9,191.8, billion was up by 9.7%, thanks to a 12.8% increase in net interest, while dividends and income from equity investments consolidated using the equity method on the whole fell from 366.9 billion in 1999 – which included a significant portion of extraordinary dividends – to 150.4 billion in the year under review. Both interest income and interest expense increased by over 20%, compared with 1999, due primarily to the growth in business volume transacted but also to the widespread, though modest, increase in the level of bank interest rates.

NET INTEREST INCOME (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	%	31.12.1999
Interest income and similar revenues	20,626.7	17,002.2	+ 3,624.5	+ 21.3%	16,019.5
Interest expense and similar charges	-11,585.3	-8,989.9	- 2,595.4	+ 28.9%	- 8,509.1
Net interest	*9,041.4*	*8,012.3*	*+ 1,029.1*	*+ 12.8%*	*7,510.4*
Dividends and other income from equity investments	150.4	366.9	- 216.5	- 59.0%	322.8
Net interest income	**9,191.8**	**8,379.2**	**+ 812.6**	**+9.7%**	**7,833.2**

Changes in interest income

Both the performance of business volume transacted and bank interest rates favourably account for the positive net interest income trend.

In particular, the following is pointed out:

- Loans to customers of units operating in Italy increased approximately 23,000 billion on the previous year, while loans of the New Europe banks rose approximately 3,400 billion. Overall, loans of units operating in "domestic" markets increased nearly 15% in terms of average balances. However, the corresponding deposits from customers and securities issued rose approximately 13,500 billion (up by 7%) and are now entirely absorbed by lending.
- The higher growth of loans compared with deposits also led to a reduction in the structural liquidity as a share of total assets and had a positive effect on the overall spread. However, the effect was partially offset by an increase in subordinated debt in funding sources.
- Despite a higher level of fixed assets compared with shareholders' equity in the year-end data, the average difference between interest-bearing asset items and expense-related liability items for the year widened by nearly 3,500 billion.
- There was a slight increment in spreads on loans to customers, and more generally an interest rate increase which led to a higher return on investment.

Overall, based on reported performances, the growth in net interest on the previous year may be attributable by over two-thirds to a rise in volumes and for the remaining one-third to interest rates.

Net interest by bank

Details of net interest by bank and business area, which are reported in the table below, show a reduction in the percentage of UniCredito "before spin-offs" due largely to an increase in equity investments and subordinated debt; since dividends are obviously not taken into account here; this also explains the negative sign for the Parent Company's net interest position. In this case as well, part of the increase in the Cariverona share can be explained by the spin-off of Mediovenezie that took place at the beginning of April.

NET INTEREST (BILLIONS OF LIT.)	INTEREST INCOME 31.12.2000	INTEREST EXPENSE 31.12.2000	NET INTEREST 31.12.2000	% OF COMBINED TOTAL 31.12.2000	NET INTEREST 31.12.1999 PRO-FORMA	% OF COMBINED TOTAL 31.12.1999 PRO-FORMA
UniCredito Italiano	2,885.3	3,267.9	-382.6	-4.3%		
Credito Italiano	5,961.2	3,746.9	2,214.3	24.7%		
UBM	1,183.7	1,166.5	17.2	0.2%		
UniCredito S.p.A. before spin-offs	*10,030.2*	*8,181.3*	*1,848.9*	*20.6%*	*2,119.1*	*26.5%*
Banca CRT	1,589.1	650.8	938.3	10.5%	726.6	9.1%
Caritro	308.1	137.8	170.3	1.9%	142.2	1.8%
Cariverona	1,903.5	765.5	1,138.0	12.7%	800.2	10.0%
Cassamarca	330.4	114.3	216.1	2.4%	184.8	2.3%
Rolo Banca 1473	4,064.1	2,288.2	1,775.9	19.8%	1,469.5	18.4%
Other Domestic Credit institutions	1,523.7	933.8	589.9	6.6%	749.2	9.4%
Total Domestic Credit Institutions	*19,749.1*	*13,071.7*	*6,677.4*	*74.4%*	*6,191.6*	*77.5%*
Pekao Group	3,700.9	2,334.9	1,366.0	15.2%	950.3	11.9%
Other New Europe banks	426.1	227.4	198.6	2.2%	141.8	1.8%
Total New Europe	*4,127.0*	*2,562.3*	*1,564.6*	*17.4%*	*1,092.1*	*13.7%*
Other Non-domestic banks	518.0	411.1	106.9	1.2%	75.1	0.9%
Financial and Ancillary Companies	1,576.7	955.3	621.4	6.9%	630.5	7.9%
COMBINED TOTAL	**25,970.7**	**17,000.4**	**8,970.3**	**100.0%**	**7,989.3**	**100.0%**
Consolidation eliminations and adjustments	- 5,344.0	- 5,415.1	71.1		23.0	
CONSOLIDATED TOTAL	**20,626.7**	**11,585.3**	**9,041.4**		**8,012.3**	

Revenues from services and other sources

The performance of the main components of revenues from services and other sources was quite satisfactory. The increase on the previous year by nearly 1,650 billion in absolute terms (up by 22.9%) can be explained as to nearly two-thirds by the growth in net commission income (up by 21%) and as to the remaining one-third by profits on financial transactions (up by 70.7%). A more modest performance was instead posted by other operating income, which was equal to 1,150 billion, net of corresponding expenses, with an increase of approximately 17 billion, or 1.5%, over the previous year.

REVENUES FROM SERVICES AND OTHER SOURCES (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	CHANGE %	31.12.1999
Commission income	7,227.5	5,933.9	+ 1,293.6	+ 21.8%	5,740.3
Commission expense	- 762.1	- 589.0	- 173.1	+ 29.4%	- 568.5
Net commission income	*6,465.4*	*5,344.9*	*+ 1,120.5*	*+ 21.0%*	*5,171.8*
Trading profits (losses)	1,235.3	723.5	+ 511.8	+ 70.7%	655.7
Other operating income	1,802.0	1,579.2	+ 222.8	+ 14.1%	1,509.2
Other operating expenses	- 651.8	- 445.8	- 206.0	+ 46.2%	- 433.7
Other income – net	*1,150.2*	*1,133.4*	*+ 16.8*	*+ 1.5%*	*1,075.5*
Revenues from services and other sources	**8,850.9**	**7,201.8**	**+ 1,649.1**	**+22.9%**	**6,903.0**

Trading profits

Trading profits, which totalled 1,235 billion against approximately 720 billion in the previous year, showed a regular pattern during the year. While benefitting from more favourable market conditions and the results of certain non-recurring transactions in the first months of the year, profit remained at the 300 billion level throughout every quarter.

The result was largely attributable to UBM, the Group's investment bank, and was bolstered by the increase in sales resulting from product innovations as well as the increase in business volume transacted, which was also tied to the launching of the TLX market, an organised trading system based on Internet technology, which took place in mid-January.

Net commission income

The increase in net commission income, which reached a level of 35.8% of total revenues against 34.3% in 1999, was concentrated in the area of asset management and administration services, that accounted for 75% of the total increase.

In this area the Group benefited from an increase in the volume of assets under administration and the transition to higher value-added products, while registering good results in the placement of insurance products and more innovative products such as structured securities.

REVENUES FROM SERVICES AND OTHER SOURCES (BILLIONS OF LIT.)	**31.12.2000**	**31.12.1999 PRO-FORMA**	**CHANGE AMOUNT**	**CHANGE %**	**31.12.1999**
Asset management and administration services	4,283.8	3,439.7	+ 844.1	+24.5%	3,388.4
Collective investment schemes	*2,307.1*	*1,728.0*	*+ 579.1*	*+33.5%*	*1,728.0*
Segregated accounts	*752.1*	*417.7*	*+ 334.4*	*+80.1%*	*410.3*
Placement of insurance products	*282.0*	*282.6*	*- 0.6*	*-0.2%*	*281.4*
Trading and placement of securities and other services	*942.6*	*1,011.4*	*- 68.8*	*-6.8%*	*968.7*
Loan commitments and financing	882.1	732.2	+ 149.9	+20.5%	712.6
Collection and payment services	676.4	539.0	+ 137.4	+25.5%	508.5
Currency dealing	176.7	166.2	+ 10.5	+6.3%	160.4
Tax collection services	261.9	274.5	- 12.6	-4.6%	264.5
Other services	184.5	193.3	- 8.8	-4.6%	137.4
Net commission income	**6,465.4**	**5,344.9**	**+ 1,120.5**	**+21.0%**	**5,171.8**

Net commission income by bank

Following are details of commissions by bank and group of assets. The table shows stability with respect to the portion related to Domestic Credit institutions as well as the breakdown within this group.

NET COMMISSION INCOME (BILLIONS OF LIT.)	31.12.2000 COMMISSION INCOME	31.12.2000 COMMISSION EXPENSE	31.12.2000 NET COMMISSION	31.12.2000 % OF COMBINED TOTAL	31.12.1999 PRO-FORMA NET COMMISSION	31.12.1999 PRO-FORMA % OF COMBINED TOTAL
UniCredito Italiano	50.6	16.3	34.3	0.5%		
Credito Italiano	2,124.2	211.3	1,912.9	29.0%		
UBM	280.3	179.7	100.6	1.5%		
UniCredito S.p.A. before spin-offs	*2,455.1*	*407.3*	*2,047.8*	*31.1%*	*1,689.4*	*31.5%*
Banca CRT	797.3	53.3	744.0	11.3%	621.7	11.6%
Caritro	101.5	5.1	96.4	1.5%	87.4	1.6%
Cariverona	795.6	37.8	757.8	11.5%	566.8	10.6%
Cassamarca	144.7	6.1	138.6	2.1%	107.9	2.0%
Rolo Banca 1473	1,185.7	59.9	1,125.8	17.1%	1,003.4	18.7%
Other Domestic Credit institutions	217.2	23.5	193.7	2.9%	142.4	2.7%
Total Domestic Credit institutions	*5,697.1*	*593.0*	*5,104.1*	*77.4%*	*4,219.0*	*78.7%*
Pekao Group	480.6	82.3	398.3	6.0%	289.6	5.4%
Other New Europe banks	58.4	6.4	52.0	0.8%	47.9	0.9%
Total New Europe	*539.0*	*88.7*	*450.3*	*6.8%*	*337.5*	*6.3%*
Other Non-domestic banks	57.0	5.7	51.3	0.8%	34.5	0.6%
Financial and Ancillary Companies	3,761.4	2,772.8	988.6	15.0%	769.5	14.4%
COMBINED TOTAL	**10,054.5**	**3,460.2**	**6,594.3**	**100.0%**	**5,360.5**	**100.0%**
Consolidation eliminations and adjustments	-2,827.0	-2,698.1	-128.9		-15.6	
CONSOLIDATED TOTAL	**7,227.5**	**762.1**	**6,465.4**		**5,344.9**	

Operating expenses

In the area of expenses, which were up by 7% on 1999, there was a 7.6% increase in administrative expenses also as a result of costs of an extraordinary nature. The increase was partially compensated by adjustments to the value of intangible and tangible fixed assets that remained stable at previous year's levels (-0.3%) and did not include adjustments to the positive consolidation and net equity method differences, and goodwill amortisation.

As previously mentioned, the cost/income ratio fell to 50.9% from 55.2% on a 1999 pro-forma basis.

OPERATING EXPENSES (BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE AMOUNT	CHANGE %	31.12.1999
Administrative expenses	8,521.3	7,919.6	+ 601.7	+ 7.6%	7,404.3
Payroll costs	*5,369.3*	*5,036.8*	*+ 332.5*	*+ 6.6%*	*4,734.9*
Miscellaneous costs and expenses	*2,581.8*	*2,298.3*	*+ 283.5*	*+12.3%*	*2,126.4*
Indirect taxes and dues	*570.2*	*584.5*	*- 14.3*	*- 2.4%*	*543.0*
Writedowns of (ordinary) intangible and tangible fixed assets	680.0	682.3	- 2.3	- 0.3%	622.6
Total operating expenses	**9,201.3**	**8,601.9**	**+ 599.4**	**+7.0%**	**8,026.9**
Cost/income ratio	**51.0%**	**55.2%**			**54.5%**

Payroll costs

Payroll costs were up by 6.6% on the previous year, or Lit. 333 billion, nearly one-third of which was attributable to the Group's foreign segment. In particular, Bank Pekao and its direct subsidiaries reported a nearly Lit. 69 billion increase due to the local currency appreciation and the higher percentage attributable to the variable portion of compensation, while the acquisition of Pioneer's business, the profit and loss figures of which are not included in the 1999 pro-forma data, led to higher costs totalling approximately Lit. 37 billion.

On the domestic front, the higher charges are due primarily to the rise in wage scales prescribed by the C.C.N.L. (National Collective Wage Agreement) on 11 July 1999 and adjustment of the variable wage component to the positive results achieved by the Group.

Miscellaneous costs and expenses

The increase in miscellaneous costs and expenses - 12.3% as a whole compared with the previous year - can be explained as to over half of it by fees paid to outside professionals and advertising expenses attributable to activities linked to the Group reorganisation as well as development and promotion of new business initiatives, in particular the Internet-related ones. There was also an increase in rental expenses consequent on expansion of the network, and in rents and other travel expenses relating to the Group's growth abroad.

MISCELLANEOUS COSTS AND EXPENSES (BILLIONS OF LIT.)	**31.12.2000**	**31.12.1999 PRO-FORMA**	**CHANGE AMOUNT**	**CHANGE %**	**31.12.1999**
Fees paid to outside professionals	297.4	219.6	+ 77.8	+ 35.4%	190.4
Advertising	238.9	162.9	+ 76.0	+ 46.7%	151.0
Insurance	49.1	53.0	- 3.9	- 7.4%	48.1
Surveillance of premises and armoured car services	136.8	142.8	- 6.0	- 4.2%	134.7
Provision of various services by third parties	310.6	318.9	- 8.3	- 2.6%	303.4
Property-related expenses:	526.7	493.4	+ 33.3	+ 6.7%	464.4
Rental expenses	*289.1*	*257.9*	*+ 31.2*	*+12.1%*	*245.1*
Maintenance and cleaning	*125.2*	*124.6*	*+ 0.6*	*+ 0.5%*	*116.8*
Energy consumption	*112.4*	*110.9*	*+ 1.5*	*+ 1.4%*	*102.5*
Furniture, machinery and equipment maintenance/rent	145.8	132.9	+ 12.9	+ 9.7%	117.4
Postage, telephone, printed materials and other office expenses	410.2	406.7	+ 3.5	+ 0.9%	379.4
Rentals and other travel expenses	135.5	91.4	+ 44.1	+ 48.2%	87.0
Credit information and searches	32.8	33.4	- 0.6	- 1.8%	30.1
Other costs	298.0	243.3	+ 54.7	+ 22.5%	220.5
Total miscellaneous costs and expenses	**2,581.8**	**2,298.3**	**+ 283.5**	**+ 12.3%**	**2,126.4**

Expenses by bank

For the sake of completeness, a breakdown of administrative expenses within the Group is also provided below. It should be noted that the increase in the percentage of UniCredito "before spin-offs" was largely due to the reporting of reciprocal services among the companies involved in the spin-off transaction (see comment on page 83).

ADMINISTRATIVE EXPENSES (BILLIONS OF LIT.)	31.12.2000 PAYROLL COSTS	31.12.2000 OTHER ADMINISTRATIVE EXPENSES	31.12.2000 TOTAL EXPENSES	31.12.2000 % OF COMBINED TOTAL	31.12.1999 PRO-FORMA TOTAL EXPENSES	31.12.1999 PRO-FORMA % OF COMBINED TOTAL
UniCredito Italiano	422.2	335.5	757.7	8.3%		
Credito Italiano	1,241.4	820.2	2,061.6	22.5%		
UBM	120.6	166.8	287.4	3.1%		
UniCredito S.p.A. before split-offs	*1,784.2*	*1,322.5*	*3,106.7*	*33.9%*	*2,502.9*	*30.8%*
Banca CRT	562.1	311.9	874.0	9.5%	910.9	11.2%
Caritro	112.1	62.9	175.0	1.9%	176.7	2.2%
Cariverona	557.7	305.6	863.3	9.4%	851.0	10.5%
Cassamarca	127.3	77.4	204.7	2.2%	201.7	2.5%
Rolo Banca 1473	852.9	456.2	1,309.1	14.3%	1,274.5	15.7%
Other Domestic Credit institutions	286.9	227.9	514.8	5.6%	546.5	6.7%
Total Domestic Credit institutions	*4,283.2*	*2,764.4*	*7,047.6*	*77.0%*	*6,464.2*	*79.6%*
Pekao Group	648.8	458.6	1,107.5	12.1%	937.4	11.5%
Other New Europe banks	77.8	57.2	135.0	1.5%	112.8	1.4%
Total New Europe	*726.6*	*515.8*	*1,242.4*	*13.6%*	*1,050.2*	*12.9%*
Other Non-domestic banks	25.8	19.3	45.1	0.5%	33.4	0.4%
Financial and Ancillary Companies	333.7	488.3	822.0	9.0%	572.1	7.0%
COMBINED TOTAL	**5,369.3**	**3,787.9**	**9,157.2**	**100.0%**	**8,119.9**	**100.0%**
Consolidation eliminations and adjustments		- 635.9	- 635.9		- 200.3	
CONSOLIDATED TOTAL	**5,369.3**	**3,152.0**	**8,521.3**		**7,919.6**	

Composition of net income

For reporting purposes, the table below provides reclassified entries leading from operating income to the Group's portion of net income with a comparison to the previous year.

COMPOSITION OF NET INCOME (AMOUNTS IN BILLIONS OF LIT.)	31.12.2000	31.12.1999 PRO-FORMA	CHANGE P&L ACCOUNT	CHANGE %	31.12.1999
Operating income	**8,841.4**	**6,979.1**	**+ 1,862.3**	**+ 26.7%**	**6,709.3**
Balance of extraordinary income and charges	**438.0**	**960.5**	**- 522.5**	**- 54.4%**	**1.132.5**
Extraordinary income	834.5	1,804.4	- 969.9	- 53.8%	1.710.2
Extraordinary charges	- 396.5	- 843.9	+ 447.4	- 53.0%	- 577.7
Total available	**9,279.4**	**7,939.6**	**+ 1,339.8**	**+16.9%**	**7,841.8**
Adjustments to the value of goodwill and consolidation differences	- 221.9	- 75.8	- 146.1	+ 192.7%	- 75.8
Provisions, writedowns and write-backs:	- 2,696.9	- 2,282.4	- 414.5	+ 18.2%	- 2,237.1
- provisions for risks and charges	- 882.7	-515.8	- 366.9	+ 71.1%	- 488.7
- net writedowns of loans and provisions for guarantees and commitments	- 1,623.8	- 1,621.9	- 1.9	+ 0.1%	- 1,608.5
- provisions to loan loss reserves	- 125.3	-93.3	- 32.0	+ 34.3%	- 86.7
- net writedowns of financial fixed assets	-65.1	-51.4	- 13.7	+ 26.7%	- 53.2
Change in fund for general banking risks	16.4	-17.0	+ 33.4	- 196.5%	- 17.0
Earnings before taxes	**6,377.0**	**5,564.4**	**+ 812.6**	**+ 14.6%**	**5,511.9**
of which: Earnings before extraordinary items	*5,922.6*	*4,620.9*	*+ 1,301.7*	*+ 28.2%*	*4,396.4*
Income tax for the year	- 2,778.6	- 2,386.1	- 392.5	+ 16.4%	- 2,337.7
Net income for the year	**3,598.4**	**3,178.3**	**+ 420.1**	**+ 13.2%**	**3,174.2**
Minority interests - net income (loss) for the year	- 897.6	- 688.3	- 209.3	+ 30.4%	- 684.2
Group portion of net income	**2,700.8**	**2,490.0**	**+ 210.8**	**+ 8.5%**	**2,490.0**

Extraordinary items

Extraordinary items amounted to 438 billion, down by 54.4% compared with 960 billion in 1999. The latter figure incorporated considerable capital gains from the sale of Telecom shares. In particular, the balance of capital gains and losses on disposals was 205.8 billion (133.1 billion from the sale of equity investments) against 818.2 billion in the previous year (640.9 billion from equity investments).

Value adjustments for goodwill

Value adjustments for goodwill and consolidation differences were 221.9 billion (75.8 billion in 1999), of which nearly 110 billion mainly for the Pekao Group (over 40 billion in 1999, prorated on the basis of the consolidation months) and nearly 51 billion for the Pioneer Group.

Provisions for risks and charges

Provisions for risks and charges, which totalled 882.7 billion, included 434.2 billion in tax savings for the 1998-2000 period that was set aside in the event of an unfavourable outcome for the banking system of the proceedings initiated by the European Commission on the tax benefits set out in the so-called "Ciampi Law". Nearly 382.8 billion of the total represents the Group portion and a direct writedown of net income.

Writedowns of loans and financial fixed assets

Net writedowns of loans and provisions for guarantees and commitments, which totalled 1,623.8 billion against 1,621.9 billion in 1999, were the result of 2,791 billion in writedowns and 1,167 billion in write-backs. Also, provisions for credit risks of 125.3 billion were made (only for potential risks) against 93.3 billion in 1999.

On the other hand, writedowns of financial fixed assets, net of write-backs, totalled 65.1 billion (51.4 billion in 1999).

Earnings before taxes and Earnings before extraordinary items

Earnings before taxes, which include the use of 16.4 billion from the fund for general banking risks, amounted to 6,377 billion, up by 14.6% on the previous year. The ordinary portion of these earnings was 5,922.6 billion, a level 28.2% higher than in 1999.

Income tax

Income tax, which amounted to 2,778.6 billion, rose by 16.4% and, as in the previous year, was positively affected by the benefits deriving from the provisions of Legislative Decree no. 153 of 17 May 1999. These benefits, which totalled 190.5 billion in 2000 (163.5 billion of which representing the Group portion), were cancelled out within the provision for the risk and charge reserves.

Net income for the year

Net income for the year amounted to 3,598.4 billion, up by 13.2% on 1999. On the other hand, the minority interest portion of this income showed a more marked increase (up by 30.4%) of approximately 210 billion in absolute terms, due mainly to the Pekao Group -approximately 125 billion – and to Carimonte – approximately 60 billion. The Group portion of net income was 2,700.8 billion, an 8.5% increase on the previous year.

The reconciliation of this income with net income of Group companies is provided below.

RECONCILIATION BETWEEN NET INCOME OF THE PARENT COMPANY AND CONSOLIDATED INCOME OF THE GROUP
(AMOUNTS IN BILLIONS OF LIT.)

	YEAR 2000		YEAR 1999	
Parent Company net income for the year		**2,346.3**		**1,785.0**
Net income (loss) for the year of other companies consolidated on a line-by-line basis				
Italian banks		**3,603.2**		**1,860.7**
Credito Italiano[1]	1,046.2			
UBM[1]	301.6			
Banca CRT	456.8		413.3	
Caritro	55.6		45.1	
Cariverona	624.3		471.9	
Cassamarca	100.2		57.1	
Rolo Banca 1473	950.1		1,006.1	
Other Italian banks	68.4		- 132.8[3]	
New Europe banks		**515.3**		**71.5**
Pekao Bank Group (Consolidated accounts)	393.2		71.5	
Other New Europe banks[2]	122.1			
Other companies		**800.8**		**783.9**
Pioneer Investments Management Ltd (formerly Europlus Research & Management)	268.9		115.9	
Pioneer USA[2]	-63.0			
Pioner Investments Management S.A. (formerly Europlus Asset Management)	62.4		24.0	
Xelion	- 63.7			
Credit Carimonte	340.5		217.4	
Other	255.7		426.6	
		7,265.6		**4,501.1**
Income (loss) of equity investments valued using the net equity method		**28.5**		**1.3**
Reversal of dividends received:		**-3,726.7**		**-1,425.5**
- by the Parent Company	-3,143.3		-742.0	
of which: due to accrual	*-1,834.4*			
- by other Group companies	-583.4		-683.5	
Amortisation of positive consolidation differences		**-142.0**		**-46.4**
Other consolidation adjustments		**173.4**		**143.7**
Net income for the year attributable to minority interests		**-898.0**		**-684.2**
Rolo Banca 1473 S.p.A.	-565.1		-576.1	
Credit Carimonte S.p.A.	-166.9		-106.6	
Pekao Bank Group (Consolidated accounts)	-184.1		-57.6	
Other companies including consolidation adjustments	18.1		56.1	
Group portion of net income for the year		**2,700.8**		**2,490.0**

1. Companies included in the Parent Company in 1999.
2. Companies not consolidated in 1999.
3. Of which -238.2 billion related to Fonspa (no longer consolidated in 2000).

Group growth and profitability ratios

The Group's scope of consolidation

To get a full measure of the growth of UniCredito Italiano Group it is necessary to look back over at least six years. The first significant expansion of the Group took place in 1995 with the acquisition of a controlling stake in Credito Romagnolo Group. Subsequently, there were important increases in size in 1998, on integration with Unicredito Group, and in 1999 with the acquisition of Pekao Group. In 2000 the Group's scope of consolidation was changed following several smaller acquisitions representing altogether nearly 6% of total assets.

The figures given below reflect the actual situation of the Group at each date.

Reclassified consolidated Profit and Loss Account

(AMOUNTS IN BILLIONS OF LIT.)	2000	1999	1998	1997	1996	1995	1994
Net interest income	9,191.8	7,833.2	6,969.3	4,421.1	4,291.1	4,519.4	2,737.3
Revenues from services and other sources	8,850.9	6,903.0	5,228.2	2,522.0	2,094.5	1,656.1	562.0
of which: Net commission income	*6,465.4*	*5,171.8*	*3,923.8*	*1,824.6*	*1,310.1*	*1,088.1*	*746.4*
Total revenues	**18,042.7**	**14,736.2**	**12,197.5**	**6,943.1**	**6,385.6**	**6,175.5**	**3,299.3**
Operating expenses	- 9,201.3	- 8,026.9	- 6,763.9	- 4,610.9	- 4,513.9	- 4,522.2	- 2,821.9
of which: adjustments to the value of fixed assets	*- 680.0*	*- 622.6*	*- 533.1*	*- 370.6*	*- 388.7*	*- 390.6*	*- 233.5*
Operating income	**8,841.4**	**6,709.3**	**5,433.6**	**2,332.2**	**1,871.7**	**1,853.3**	**477.4**
Other adjustments to the value of intangible and tangible fixed assets[1]	- 221.9	- 75.8	- 124.7	- 106.8	- 111.8	- 139.7	
Provisions, writedowns and write-backs	- 2,696.9	- 2,237.1	- 1,399.1	- 833.4	- 937.8	- 1,043.4	- 368.1
Earnings before extraordinary items	**5,922.6**	**4,396.4**	**3,909.8**	**1,392.0**	**822.1**	**470.2**	**109.3**
Extraordinary income (loss)	438.0	1,132.5	625.4	204.4	307.0	140.5	49.3
Income tax for the year	- 2,778.6	- 2,337.7	- 2,061.9	- 771.0	- 596.2	- 323.7	- 93.4
Provisions to/uses of funds	16.4	- 17.0	- 54.3	- 0.3	- 1.4	- 3.8	- 6.1
Net income for the year (before extraordinary amortisation of goodwill)	3,598.4	3,174.2	2,419.0	825.1	531.5	283.2	59.1
Minority interests - net income	- 897.6	- 684.2	- 594.8	- 344.3	- 249.6	- 86.8	5.7
Group portion of net income (before extraordinary amortisation)	**2,700.8**	**2,490.0**	**1,824.2**	**480.8**	**281.9**	**196.4**	**64.8**
Extraordinary amortisation of goodwill			- 1,433.6				
Group portion of net income for the year	**2,700.8**	**2,490.0**	**390.6**	**480.8**	**281.9**	**196.4**	**64.8**

1. Includes adjustments to the value of positive consolidation and net equity method differences as well as the amortisation of goodwill.

Reclassified consolidated Balance Sheet

Assets

(AMOUNTS IN BILLIONS OF LIT.)	31.12.2000	31.12.1999	31.12.1998	31.12.1997	31.12.1996	31.12.1995	31.12.1994
Cash and deposits with central banks and post offices	2,353.2	2,200.5	1,144.7	723.6	681.5	626.6	312.2
Loans to:							
Customers	222,974.6	196,680.7	163,578.9	92,157.0	82,042.9	74,846.4	44,990.7
Banks	48,220.3	38,739.4	43,810.1	40,960.8	41,854.2	41,227.0	44,441.3
Trading securities	35,177.4	27,952.1	27,565.8	8,376.2	19,101.2	20,730.8	16,155.0
Fixed assets:							
- investment securities	29,077.9	28,952.1	21,629.2	14,424.0	12,621.5	7,631.2	5,809.7
- equity investments	3,030.9	2,107.7	2,777.7	2,049.8	1,371.1	1,574.9	1,293.0
- treasury stock	0.7	0.6	0.6	0.1	0.3	0.2	
- tangible/intangible fixed assets	8,945.7	5,632.6	4,461.5	2,959.1	2,800.4	2,969.7	1,573.9
- positive consolidation and net equity method differences	1,731.9	993.0	-	1,538.5	1,636.2	1,729.9	35.9
Other assets	40,883.8	23,830.6	18,918.2	13,777.5	12,957.9	11,596.0	7,110.1
Total assets	***392,398.4***	***327,089.3***	***283,888.7***	***178,968.8***	***175,067.2***	***162,932.7***	***121,721.8***

Liabilities and Shareholders' equity

(AMOUNTS IN BILLIONS OF LIT.)	31.12.2000	31.12.1999	31.12.1998	31.12.1997	31.12.1996	31.12.1995	31.12.1994
Due to:							
Customers	160,910.0	141,265.8	105,568.9	69,516.8	65,029.0	64,165.5	34,702.9
Securities in issue	67,581.3	66,051.5	69,768.4	38,168.6	37,706.8	29,256.8	15,784.8
Banks	79,710.5	69,195.2	64,221.3	38,559.3	42,974.6	45,134.0	54,826.6
Specific reserves	7,828.6	6,528.1	5,550.5	3,020.8	2,993.7	2,637.8	1,052.7
Other liabilities	45,374.6	22,566.0	20,345.8	14,534.7	15,316.4	11,231.0	7,343.8
Credit risk reserves	253.8	294.8	275.4	77.7	170.7	159.9	134.2
Subordinated debt	8,895.9	2,654.0	2,457.7	2,953.4	2,499.6	2,334.7	1,990.8
Negative consolidation and net equity method differences	79.8	56.9	311.3	23.7	23.7	23.7	
Minority interests - shareholders' equity	5,025.2	3,554.0	3,579.1	2,70.0	2.,20.7	1,915.5	186.9
Shareholders' equity:							
Capital, reserves, retained earnings and reserve for general banking risks	14,035.9	12,433.0	11,417.7	7,160.8	5,950.1	5,877.4	5,634.3
Net income for the year	2,700.8	2,490.0	390.6	480.8	281.9	196.4	64.8
Total liabilities	**382,396.4**	**327,089.3**	**283,886.7**	**176,966.6**	**175,067.2**	**162,932.7**	**121,721.8**

Profitability ratios

The growth of the Group was matched by steady progress in profitability, whether measured in terms of return on capital or, more generally, operating income.

With regard to ROE, it must be pointed out that in the last three years the time profile of this indicator was changed following the application of tax rules (Ciampi Law) and recent uncertainties arising from such provisions (see Notes to the *Profit and Loss Account*) which caused the tax savings for the entire three-year period to be set aside in 2000. As reported in the balance sheet, ROE fell from 20% in 1999 to 19.2% in 2000 but rises to 22% when calculated on a basis consistent with the previous year's.
An alternative way of overcoming such inconsistency is to calculate ROE for the last three years by apportioning over such period the amount set aside this year. In this way ROE would be 15.4% in 1998, 18.8% in 1999 and 20.8% in 2000.

ROE - RETURN ON EQUITY

(AMOUNTS IN BILLIONS OF LIT.)	2000	1999	1998	1997	1996	1995	1994
Net income	**2,700.8**	**2,490.0**	**1,824.2**	**480.8**	**281.9**	**196.4**	**64.8**
Shareholders' equity at year-end:	14,035.9	12,433.0	11,418.0	7,160.8	5,950.1	5,877.5	5,634.3
Capital	*2,512.1*	*2,488.1*	*2,340.8*	*1,440.0*	*1,121.4*	*1,120.9*	*1,120.0*
Share premium	*6,035.9*	*5,909.2*	*5,119.5*	*1,960.3*	*1,163.8*	*1,162.6*	*1,160.4*
Reserves [1]	*5,487.9*	*4,035.7*	*3,957.7*	*3,760.5*	*3,664.9*	*3,594.0*	*3,353.9*
Changes in shareholders' equity for the year due to:							
Rights issue				1,110.0			960.0
Actual shareholders' equity [2]	14,035.9	12,433.0	11,418.0	6,235.8	5,950.1	5,877.5	4,794.3
ROE [3]	**20.80%**	**18.78%**	**15.42%**	**7.71%**	**4.74%**	**3.34%**	**1.35%**

1. Including "Reserve for general banking risks" (item 100).
2. Taking into account the date of any rights issue made in the year.
3. Net income/Actual shareholders' equity ratio. Net income for 1998, 1999 and 2000 was adjusted by apportioning over the three-year period the amount set aside this year for the possible cancellation of tax relief for those years. Based on actual balance sheet data and on the computation method used in the semi-annual report, ROE was 16% in 1998, 20% in 1999 and 19.2% in 2000.

ROE



30
25
20
15
10
5
0
15.42%
18.78%
20.80%
1994
1995
1996
1997
1998
1999
2000

Operating income

A significant measure of operating profitability is provided by the operating income/total assets ratio. During the year under review this ratio also rose uninterruptedly to 2.25% in 2000.

OPERATING INCOME/TOTAL ASSETS
(AMOUNTS IN BILLIONS OF LIT.)

	2000	1999	1998	1997	1996	1995	1994
Operating income	8,841.4	6,709.3	5,433.6	2,332.2	1,871.7	1,653.3	477.4
Total assets	**392,396.4**	**327,089.3**	**283,886.7**	**176,966.6**	**175,067.2**	**162,932.7**	**121,721.8**
Operating income as a % of assets	2.25%	2.05%	1.91%	1.32%	1.07%	1.01%	0.39%

When analysing the components of this ratio, one can see that expansion during the year was due to an increase in total revenues, as a percentage of total assets, against a background of substantial cost stability.

BREAKDOWN OF OPERATING INCOME (as % of total assets)


6
5
4
3
2
1
0
2.71%
2.37%
3.78%
2.78%
3.65%
2.58%
3.92%
2.67%
4.30%
2.38%
4.51%
2.45%
4.60%
2.34%
1994
1995
1996
1997
1998
1999
2000
total revenues
operating costs

Cost/income ratio

From a different standpoint, the dynamics of these components is reflected in a significant improvement in the cost/income ratio, which was about 55% in the 1998-1999 period – against an average of approximately 70% in the previous three years – and fell to 51% in 2000.

COST/INCOME RATIO



85.5%
73.2%
70.7%
66.4%
55.5%
54.5%
51.0%
0
20
40
60
1994
1995
1996
1997
1998
1999
2000

Share Information, Earnings Ratios and Ratings

Shares and Shareholders

Following the capital increases implemented during the year, the Bank's share capital now amounts to Lit. 2,512,102,903,000 divided into 5,024,205,806 shares of Lit. 500 each, of which 5,002,499,254 ordinary shares and 21,706,552 savings shares.

At 31 December 2000, the Stock Book showed the following:

- there are approximately 223,000 shareholders;
- domestic shareholders own nearly 70% of the shares outstanding, while foreign shareholders own the remaining 30%;
- institutional investors as a whole own over 44% of the common shares outstanding.

Also on the same date the main shareholders were as follows:

	No. OF ORDINARY SHARES	% HELD[1]
1. Fondazione C.R. Verona, Vicenza, Belluno e Ancona	839,700,281	16.606%
2. Fondazione Cassa di Risparmio di Torino	704,943,077	14.092%
3. Allianz Group	247,700,000	4.951%
4. Fondazione Cassamarca	145,791,074	2.914%

1. Relates to ordinary capital. The Articles of Association limit voting rights to 5% of capital.

Share trading trend

During 2000 UniCredit shares traded on the Bourse at volumes that reached 92.4% of ordinary shares outstanding at 31 December and 123.50% of savings shares.

ORDINARY SHARE PRICE Year		HIGH	LOW	AVERAGE	END OF YEAR
1994	lire	2,780	1,547	2,186	1,674
1995	lire	2,157	1,554	1,862	1,849
1996	lire	2,024	1,545	1,777	1,678
1997	lire	5,530	1,636	3,303	5,492
1998	lire	10,447	5,613	8,443	9,807
1999	lire	11,205	7,445	8,918	9,534
	euro	5.787	3.845	4.606	4.880
2000	euro	6.115	3.586	4.976	5.572

UniCredito Italiano - Share price 2000



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
j f m a m j j a s o n d
ordinary share
savings share
Mibtel 10.000
Volume traded

Earnings ratios

Price/book value

The book value per share outstanding was Lit. 3,331 against Lit. 2,999 at the end of 1999. Based on year-end quotations the price/book value is 3.24 – slightly above the end 1999 level – against an average of about 0.65 during the 1994-1996 period.

PRICE/BOOK VALUE	2000	1999	1998	1997	1996	1995	1994
Share price	10,789	9,534	9,807	5,492	1,678	1,849	1,674
Book value	3,331	2,999	2,523	2,653	2,779	2,709	2,569
Price/book value	3.24	3.18	3.89	2.07	0.60	0.68	0.65

EPS (earnings per share) and P/E (price earnings ratio)

In 2000 earnings per share amounted to Lit. 538 against Lit. 497 in the previous year. As was the case for ROE, the indicator performance was affected by uncertainties arising from the tax rules. On a consistent basis, earnings per share would have grown by 23.8% compared with the actual 8.2%. Based on the year-end price, the price/earnings ratio was 20.

EPS - EARNINGS PER SHARE	2000	1999	1998 [1]	1997	1996	1995	1994 [2]
Net income for the year (billions)	2,700.8	2,490.0	1,824.2	480.8	281.9	196.4	64.8
Earnings per share *	538	497	374	167	126	88	29
Dividend:							
- on ordinary shares	250	250	115	80	60	35	35
- on savings shares	265	265	130	95	75	50	50

* Number of shares cum dividend, including those issued after the end of the year.

No. of shares, Lit. 500 nominal (thousands)	*5,024,206*	*5,014,248*	*4,879,006*	*2,879,911*	*2,245,182*	*2,241,928*	*2,218,315*
of which: savings shares	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*

1. Net income for the year (391.6 billion) was adjusted by the amount of the accelerated amortisation of the residual positive consolidation and net equity method differences (1,422.2 billion) originally entered following the acquisition of the Credito Romagnolo S.p.A. Group and further positive differences on consolidation (11.4 billion).
2. Parent company net income was 91.3 billion giving earnings per share of Lit. 41.

EPS - EARNINGS PER SHARE



600
500
400
300
200
0
538
497
374
1994
1995
1996
1997
1998
1999
2000

P/E - PRICE EARNINGS RATIO	2000	1999	1998	1997	1996	1995	1994
Share price	10,789	9,534	9,807	5,492	1,678	1,849	1,674
Earnings per share	538	497	374	167	126	88	29
P/E	20	19	26	33	13	21	57

Payout ratio

In the past six accounting periods, with the exception of 1998, the payout ratio ranged between 40% and 50% of Group income.

(AMOUNTS IN BILLIONS OF LIT.)	2000	1999	1998	1997	1996	1995	1994 [1]
Net income for the year	2,700.8	2,490.0	1,824.2	480.8	281.9	196.4	64.8
Dividends	1,256.4	1,253.9	561.4	230.7	135.0	78.8	78.8
Payout ratio	46.5%	50.4%	30.8%	48.0%	47.9%	40.1%	n/a

1. Parent Company net income was 91.3 billion giving a payout ratio of 86.3%.

Dividend yield

Compared with the year-end price, the distributed dividend guaranteed an average return of 2.20% for ordinary shares and 3.41% for savings shares in the 1994-2000 period. During the same period the value of the company's shares increased by nearly 6.4 times for ordinary shares and nearly 5.2 times for savings shares.

	2000	1999	1998	1997	1996	1995	1994
Ordinary share							
Dividend per share	250	250	115	80	60	35	35
Share price	10,789	9,534	9,807	5,492	1,678	1,849	1,674
Dividend yield	2.32%	2.62%	1.17%	1.46%	3.58%	1.89%	2.09%
Savings share							
Dividend per share	265	265	130	95	75	50	50
Share price	8,601	6,370	7,115	4,492	1,399	1,536	1,655
Dividend yield	3.08%	4.16%	1.83%	2.11%	5.36%	3.26%	3.02%

DIVIDEND YIELD


5
4
3
2
1
0
5.36%
4.16%
3.58%
3.26%
3.02%
3.08%
2.62%
2.32%
2.11%
1994
1995
1996
1997
1998
1999
2000
ordinary share
savings share

Rating

The ratings assigned to UniCredito Italiano by the principal international rating agencies did not change during the year. The situation is summarised in the table below.

	SHORT TERM	MEDIUM/LONG TERM	OUTLOOK
FITCH IBCA Ltd	F+	AA-	stable
Moody's Investor Service	P-1	Aa3	stable
Standard&Poor's	A1	A+	positive
Thomson Bank Watch	TBW-1	*	

** No medium-long term rating.*

Results by Division and performance of main Group companies

Introduction

In this chapter a commentary is provided on the results of the Group companies organised by main business segment. A composition of the aggregate in its individual segments and the reconciliation with consolidated figures is provided for the individual balance sheet and profit and loss account items by showing the consolidation eliminations and adjustments.

Italian Banks

Net income and income before extraordinary items

During fiscal year 2000 domestic banks as a whole reported an aggregate net income of 5,950 billion, up by 51.7% on the previous year. The segment's ROE rose to 20.3% from 16% in 1999. These results were positively affected by extraordinary factors, in particular the change in the way the holding company accounts for dividends that in 2000 led to a double reporting of dividends by direct subsidiaries and significant profits from the sale of equity investments in 1999.

Considering that these extraordinary factors tend to offset each other to some extent, earnings before extraordinary items also posted an increase essentially in line with the rise in net income (up by 53.3%). Ordinary ROE before tax was 28.7% against 22.5% in the previous year.

Division composition

In order to make consistent comparisons with the previous year, considering the corporate reorganisations implemented during the year, the UniCredito, UBM and Credito Italiano figures were combined so as to arrive at an aggregate comparable with the Parent Company's 1999 aggregate. The same applied to Mediovenezie and Cariverona (to which the former's performing unit was transferred).

It should be noted that the restatement of UniCredito's figures does not make it possible to compare "other operating income" and "administrative expenses" because the spin-off led to some duplication of expenses and revenues – equal to the settlement of mutual services rendered – that inflated both total revenues and operating expenses by about 285 billion in 2000. This was of course balanced out at the operating income level.

Operating income

That being stated, aggregate operating income totalled 10,517 billion and rose by 46.7% on the previous year. The increase was higher than at consolidated level (up by 27.3%) also due to the performance of dividends which, as previously mentioned, were eliminated at the consolidated level. Operating income, net of dividends, rose by 32.9%, a percentage that approaches more closely the increase at consolidated level (up by 34.6% when consistently calculated).

In terms of operating income, net of dividends, the Division's percentage of total aggregate for the Group companies remained almost at 1999 levels, from 77.5% to 76.5%. Within the Division the medium- to small-sized banks showed above-average performance, still net of dividends.

Changes in operating income were as follows (percentages in brackets are net of dividends): 83% (11.8%) for UniCredito "before spin-offs"; 22.3% (26.1%) for Rolo Banca; 22.1% (64.6%) for Cariverona and Mediovenezie; 9.7% (73.6%) for CRT and 23.8% (43.5%) for the other domestic banks.

Italian Banks: development and composition of main aggregates

	UNICREDITO, UBM AND CREDITO IT.	ROLO BANCA 1473	CARIVERONA AND MEDIOVENEZIE	CRT	OTHER CREDIT INSTITUTIONS	TOTAL DOMESTIC CREDIT INSTIT.[1]
Profit and loss figures (billions of Lit.)						
Total revenues	8,861.7	3,380.8	2,241.9	1,961.8	1,550.1	17,997.2
% change on 1999	54.7%	13.4%	10.6%	1.9%	6.6%	27.5%
of which: - Dividends	*3,487.7*	*145.3*	*65.1*	*71.0*	*32.1*	*3,801.2*
- Net interest	*1,848.9*	*1,775.9*	*1,160.1*	*938.3*	*954.2*	*6,677.4*
% change on 1999	-12.8%	20.9%	21.9%	29.1%	3.1%	7.8%
Net commission income	2,047.8	1,125.8	776.6	744.0	409.9	5,104.1
% change on 1999	21.2%	12.2%	33.2%	19.7%	27.5%	21.0%
Operating expenses	3,250.9	1,395.6	962.3	938.2	933.4	7,480.5
% change on 1999	22.1%	2.6%	- 1.7%	- 5.4%	- 2.4%	7.7%
Operating income	5,610.8	1,985.2	1,279.6	1,023.6	617.4	10,516.7
% change on 1999	83.0%	22.3%	22.1%	9.7%	23.8%	46.7%
Earnings before extraordinary items	4,569.3	1,621.4	1,082.9	805.5	317.5	8,396.6
% change on 1999	96.2%	15.9%	21.3%	18.4%	80.5%	53.3%
Net income	**3,694.1**	**950.1**	**649.6**	**456.8**	**199.0**	**5,949.6**
% change on 1999	107.0%	- 5.6%	16.4%	10.5%	24.6%	51.7%
Balance sheet figures (billions of Lit.)						
Total assets	**283,361.7**	**81,460.7**	**36,198.7**	**35,274.0**	**38,494.0**	**484,789.1**
% change on Dec. 1999	85.0%	3.0%	- 6.2%	3.2%	0.5%	39.0%
Loans to customers	73,990.0	55,895.9	27,356.6	18,619.5	28,333.9	204,195.9
% change on Dec. 1999	4.2%	16.4%	10.1%	14.8%	2.4%	8.8%
of which: non-performing loans	*1,122.7*	*289.5*	*605.6*	*185.9*	*1,252.8*	*3,456.5*
% change on Dec. 1999	- 10.0%	- 15.9%	- 19.2%	16.8%	- 7.4%	- 10.3%
Due to customers and securities in issue	73,358.9	60,601.3	26,911.6	26,664.6	24,909.9	212,446.3
% change on Dec. 1999	20.0%	6.2%	1.3%	6.2%	- 5.2%	8.3%
Shareholders' equity	**19,910.2**	**5,742.9**	**3,804.8**	**2,730.6**	**3,037.5**	**35,226.0**
Other information						
Number of employees	13,767	7,494	5,135	4,948	4,473	35,817
% change on Dec. 1999	296	- 4	90	- 3	- 166	213
Number of branches	792	761	501	462	364	2,880
% change on Dec. 1999	10	26	23	12	11	82
Main ratios						
Cost/income ratio [2]	60.5%	43.1%	44.2%	49.6%	61.5%	52.7%
% change on 1999	2.1%	-5.1%	-12.8%	- 14.8%	- 8.6%	- 5.2%
Ordinary ROE before tax	28.2%	33.8%	34.3%	35.4%	11.2%	28.7%
% change on 1999	8.9%	1.5%	6.5%	2.1%	4.6%	6.2%
Net non-performing loans/Loans to customers	1.5%	0.5%	2.2%	1.0%	4.4%	1.7%
% change on Dec. 1999	-0.2%	- 0.2%	- 0.8%	-	- 0.5%	- 0.4%
Total revenues per employee [2]	390	432	424	382	340	396
% change on 1999	52	56	84	71	46	59

1. Banca dell'Umbria 1462, Banca Mediocredito, Cassamarca, Caritro, CR Carpi, CR Trieste and Mediocredito dell'Umbria.
2. Net of dividends. Total revenues per employee in millions of Lit.

Components of operating income

Net interest showed a positive performance (up by 7.8%) - though lower than the interest reported by the Group as a whole – given the increase in the percentage of equity investments which are eliminated at the consolidated level. On the other hand, commissions rose by 21% in line with consolidated results. The comments made on the consolidated figures serve to explain such trends.

The increase in costs (7.7% in 1999) that are shown net of the accounting effects of the spin-offs fell below the figure for the Group (3.6% against 7% at consolidated level). Within the aggregate, aside from UniCredito "before spin-offs," Rolo Banca also reported a modest increase in expenses limited to payroll costs, while the other commercial banks showed broad declines.

Profitability ratios

The cost/income ratio, excluding dividends from the denominator, declined by 5.2 points to 52.7%. This ratio's levels are particularly modest in the case of Rolo Banca (43.1%) and Cariverona (44.2%). The latter two banks, together with CRT, also showed ordinary ROE before tax close to 34-35% against 28.8% for the combined total. Credito Italiano achieved a very significant ROE (63% of ordinary ROE before tax) thanks to a particularly high leverage and a cost/income ratio of 46.6%.

Loans to customers

Loans to customers increased by 8.8% on December 1999, with growth rates of 14.8% for CRT and 16.4% for Rolo Banca. Non-performing loans fell by 10%, compared with previous year's levels, and accounted for 1.7% of total loans (0.5% for Rolo and 1% for CRT).

The aggregate Cariverona/Mediovenezie was severely hurt by the marked reduction in loans originated by Mediovenezie from approximately 6,300 billion at December 1999 to approximately 4,500 billion at the time of the spin-off in early April. At 31 December, Mediovenezie's non-performing loans amounted to 348 billion, nearly 60% of the two banks' aggregate.

Employees and branches

Employees totalled 35,817, up by 213 in the twelve-month period, with total revenues (excluding dividends) per employee of 398 million, a 61 million increase on the same figure in 1999. The branch network comprised 2,880 bank branches, 82 more than at 31 December 1999.

Pekao Group and other non-Italian banks

Segment composition

Pekao Group and the other foreign banks on the whole reported a 75.8% increase in operating income (net of dividends), more than double the Group average. Their effect on the total aggregate rose from 10.4% in 1999 to 13.5% in 2000.

The reason for this improvement was the performance of Pekao Group. The group, which represents 85-90% of the segment in terms of gross income and business volume transacted, reported an increase in operating income (net of dividends) well above 100%. It should also be noted that Pekao's results are partially due to the exchange performance of the zloty that appreciated 8% in the twelve-month period against the euro.

The Pekao Group

The results of Pekao Group were especially positive: net income reached 393.2 billion against 71.5 billion in 1999, with ROE increasing to 19.8% from 4.1% in 1999 taking into account the 1 billion zloty capital increase (approximately Lit. 500 billion) implemented on 31 October. Profit before minority interest also grew considerably from 170 to approximately 600 billion.

Pekao Group and other foreign banks: *development and composition of main aggregates*

	PEKAO GROUP	BULBANK	POL'NOBANKA	SPLITZKA BANKA	TOTAL NEW EUROPE	OTHER CREDIT INSTITUT.[1]
Profit and loss figures (billions of Lit.)						
Total revenues	2,179.4	130.7	49.9	99.7	2,459.7	167.8
% change on 1999	43.3%	-19.6%	- 3.9%	49.5%	36.5%	49.7%
of which: - Dividends	*1.2*	-	*0.1*	*0.1*	*1.4*	0.9
- Net interest	*1,366.0*	*96.3*	*26.5*	*75.8*	*1,564.8*	*106.9*
% change on 1999	43.7%	47.9%	3.5%	48.3%	43.3%	42.3%
Net commission income	398.3	27.9	7.2	16.9	450.3	51.3
% change on 1999	37.5%		-10.0%	40.8%	33.4%	48.7%
Operating expenses	1,232.6	60.3	44.3	49.8	1,387.0	51.3
% change on 1999	17.4%	35.8%	2.8%	9.7%	17.3%	33.2%
Operating income	946.8	70.4	5.6	49.9	1,072.7	116.5
% change on 1999	100.7%	-40.4%	- 36.4%	134.3%	73.0%	58.3%
Earnings before extraordinary items	599.6	48.0	- 42.0	12.3	617.9	108.0
% change on 1999	252.1%	-53.2%	n/a	n/a	258.0%	51.3%
Net income	**393.2**	**158.6**	**- 48.5**	**11.9**	**515.2**	**81.7**
% change on 1999	449.9%	122.4%	n/a	24.0%	1015.2%	47.2%
Balance sheet figures (billions of Lit.)						
Total assets	**34,488.6**	**2,582.9**	**1,293.0**	**2,056.8**	**40,421.3**	**12,451.6**
% change on Dec. 1999	24.7%	14.2%	0.6%	9.5%	22.2%	47.8%
Loans to customers	15,536.2	276.8	449.4	947.5	17,209.9	690.3
% change on Dec. 1999	25.5%	25.7%	- 26.9%	3.3%	21.8%	35.0%
of which: non-performing loans	*136.3*	*9.9*	*58.1*	*29.2*	*233.5*	*7.7*
% change on Dec. 1999	*43.3%*	*- 21.4%*	*- 37.0%*	*- 25.7%*	- 2.4%	- 21.4%
Due to customers and securities in issue	25,289.3	1,676.7	984.6	1,621.8	29,572.4	3,001.3
% change on Dec. 1999	21.5%	15.9%	15.6%	7.5%	20.1%	8.5%
Shareholders' equity	**2,796.7**	**597.2**	**33.3**	**139.8**	**3,567.0**	**1,207.2**
Other information						
Number of employees	21,404	2,084	994	1,070	25,552	200
% change on Dec. 1999	-4,998	156	25	- 38	- 4,855	56
Number of branches	814	105	50	71	1,040	11
% change on Dec. 1999	92	25	9	- 1	125	
Main ratios						
Cost/income ratio [2]	56.6%	46.1%	89.0%	50.0%	56.4%	30.7%
% change on 1999	-12.5%	16.3%	5.8%	-19.0%	- 9.8%	- 3.9%
ROE	19.8%	36.2%	n/a	9.3%	16.9%	8.2%
% change on 1999	15.7%	21.0%		- 0.7%	15.0%	2.3%
Net non-performing loans/Loans to customers	0.9%	3.6%	12.9%	3.1%	1.4%	1.1%
% change on Dec. 1999	0.1%	- 2.1%	- 2.1%	-1.2%	- 0.3%	- 0.8%
Total revenues per employee [2]	102	63	50	93	96	835
% change on 1999	44	- 14	- 3	34	38	63

1. Banca Agricola Commerciale S.Marino, Banque Monegasque de Gestion, Cassa di Risparmio di Trieste Banca d.d. (Zagreb), *UniCredito Finance Corporation, UniCredit (Suisse) Bank, UniCredito Italiano Bank (Ireland).*
2. Net of dividends. Total revenues per employee in millions of Lit.

Operating income for Pekao Group was 946.8 billion, up by 100% on 1999 thanks to a particularly favourable trend in total revenues (up by 43%). The increase in total revenues was driven by net interest (up by 43.7%), which benefited by a rise in volume transacted and a widening of the spread, as well as by commissions (up by 37.5%). Operating expenses grew by 17.4%, however, considering the exchange rate and cost of living trend they remained fairly stable in real terms despite charges incurred for the Banking Guarantee Fund (up by approximately Lit. 50 billion). As a result, the cost/income ratio reached 56.6%, 12.5 points below the previous year.

The Lit. amounts of the main balance sheet items grew by about 21-25%. In particular, loans to customers exceeded 15,500 billion, a 25.5% increase. Within non-performing loans the increase was higher but the levels remained decidedly modest. The net non-performing loans/loans to customers ratio was 0.9% against 0.7% at the end of 1999.

The number of group employees fell to 21,024, down by 5,000 in the twelve-month period, while the number of branches rose by 92 as a result of 114 new openings and 22 closings to reach 812.

The other New Europe banks

The operational performance of Bulbank, Pol'nobanka and Splitzka Banka on the whole was positive considering that Bulbank's 1999 profit and loss account included significant trading profits (arising from exchange rate revaluations) and dividends totalling 75 billion - nearly half of the three banks' operating income combined - against 14 billion in 2000. Net of these amounts, the three banks' operating income rose by over 50%. In this case the effect of the exchange rate variation was on the whole largely insignificant (down by 0.5% for Bulbank, down by 3.5% for Pol'nobanka and up by 1.5% for Splitzka).

The reason for this performance was a very positive trend in net interest income which benefited by a rise in volumes and spread for all three banks. On the whole, the change in Net commission income was positive, while costs rose across the board but only for Bulbank, also in real terms, mostly due to the expansion of the bank's distribution network.

Turning to the items under operating income, Bulbank reported excellent results (155 billion) following the sale of its equity stakes in Bulgarian banks which largely offset the lower revenues recorded previously and allowed the bank to close the year with a net income of 158.6 billion.

With regard to Pol'nobanka, also in 2000 the loan valuation involved significant net writedowns – approximately 50 billion against 113 billion in 1999 – that led to a 48.5 billion loss.

Finally, with regard to Splitzka Banka, the excellent operating income performance (49.9 billion against 21.3 billion in 1999) was mostly absorbed by a particularly prudent policy on provisions due to worsening conditions experienced by several companies. This brought net income to 11.9 billion which grew nevertheless by 24% compared with the previous year.

Total assets posted significant increases which were positive also in real terms. The loan growth was steadier for Bulbank, moderate for Splitzka and down for Pol'nobanka also a result of the writedowns. Net non-performing loans were down across the board at approximately 3-3.5% for Bulbank and Splitzka, and 12.9% for Pol'nobanka.

Financial companies

Profitability for the financial companies during the year was affected by significant charges incurred for investments in developing the asset management business – through the acquisition of Pioneer – and investments via the Internet with the creation of Xelion, as well the higher writedowns of loans particularly in the consumer loan segment. Consequently, the main segment components - asset management and brokerage firms on the one hand and finance companies on the other - reported lower profit margins.

On the whole, the segment's aggregate results showed a positive trend (gross earnings grew by almost 25% and net income was at the same high levels as the previous year's) but were affected by the presence of Credit Carimonte. This bank's earnings account for over one third of the segment's operating income and for nearly half of net income, and derive from dividends collected on the Rolo Banca equity investment which are eliminated during the consolidation process.

To make a consistent comparison with other segments, in this case also it is necessary to look at the trend of operating income net of dividends which grew by 9.1% during the year against 35% for the Group as a whole. The financial companies' percentage of total aggregate fell from 12.2% in 1999 to 9.9% in 2000. In particular, the asset management and brokerage segment declined from 6.9% to 5.7%, the finance companies segment from 4.8% to 3.6%, while the other companies remained at about 0.5% of the total.

Domestic and non-domestic financial companies

	ASSET MANAGEMENT AND BROKERAGE FIRMS[1]	FINANCE COMPANIES[2]	CREDIT CARIMONTE	TAX COLLECTION OFFICES[3]	OTHER COMPANIES[4]	TOTAL FINANCIAL COMPANIES
Profit and loss figures (billions of Lit.)						
Total revenues	8436.5	569.2	541.4	126.3	33.1	2,113.5
% change on 1999	34.2%	5.1%	56.7%	- 5.1%	74.2%	26.7%.
of which: dividends	*10.0*	*11.7*	*536.1*			*557.8*
Operating income	509.7	330.1	541.2	19.8	24.7	1,425.5
% change on 1999	10.9%	6.3%	56.8%	35.6%	53.4%	24.4%
Earnings before extraordinary items	446.8	20.8	541.2	16.4	24.7	1,049.9
% change on 1999	- 1.4%	- 87.6%	56.8%	22.4%	60.4%	5.5%
Net income	**340.2**	**- 2.8**	**340.5**	**4.7**	**21.5**	**704.1**
% change on 1999	- 6.0%	n/a	56.6%	- 35.6%	65.4%	- 2.2%
Other information						
Number of employees	1,392	1,248		603	9	3,252
% change on 1999	151	102		- 25	7	235
Cost/income ratio (3)	40.0%	42.9%	3.8%	84.3%	25.4%	44.2%
% change on 1999	12.8%	0.2%	- 10.5%	- 4.7%	10.1%	4.6%

1. Pioneer Investment Management S.G.R.p.A., Pioneer Investment Management Ltd, Pioneer Group USA, Pioneer Investment Management SA, RIAM, F.R.T. SIM, Unicreditsim, FidaSIM, Xelion Fondinvest Risparmio S.G.R., Gesticredit S.G.R., Gestiveneto S.G.R., Rolofond S.G.R., Gestilux, Cordusio Fiduciaria, CreditRas Previdenza, S+R Investimenti.
2. Locat, Fiditalia, Unicredit Factoring, Sogefactor, Grifofactor.
3. Uniriscossioni, Esamarca, Gespro.
4. Cariverona Ireland, CRTrieste Ireland, Tyrerescom Ltd, Unicredit Delaware Inc., Unicredit Imprese.

Finance companies

During 2000 finance companies achieved positive business results. Locat proved to be the leasing market leader, increasing its share from 12.5% to 13.1% with new transactions totalling Lit. 6,775 billion (up by 28.1%). In the consumer loan segment Fiditalia achieved a volume growth higher than the market's with a 26.4% increase in amounts transacted totalling 3,470 billion in loans. The company's market share rose from 7.67% in 1999 to 7.92% at the end of 2000. Finally, Unicredit Factoring's turnover reached 5,051 billion, up by 39.4% on the previous year, achieving a market share that is expected to be above 4%.

On the profit front, total revenues were 569.2 billion, up by 5.1% on 1999, as a result of a nearly 5.1% growth by Locat and Fiditalia which was mainly driven for both banks by an increase in volumes against falling spreads, and an 11.5% rise by the factoring companies.

The aggregate's net income fell as a result of Fiditalia's negative result. Fiditalia recorded higher costs due to a growth in personnel – concurrent with an increase in business volumes - and to investments in furnishing the new office and completing the integration process that led to the standardisation of computer systems. The adoption of standard systems contributed to the recording of a higher risk cost. On the whole the loss amounted to 72.1 billion which was fully covered by reserves.

On the other hand, Locat reported positive results (profit before minority interest: up by 15.5% on 1999) thanks also to cost containment (the cost/income ratio fell by almost 5 points to 33%), and net income was in line with the previous year's. The results of Unicredit Factoring were also positive. The company reported a net income of 3.9 billion, up by 29% on 1999 and was successful in containing costs (the cost/income ratio went from 71.3% to 63.8% and operating income increased by 31.3%).

Asset Management Companies and brokerage firms

The transfer of business from the Italian mutual fund companies to Pioneer (formerly Europlus) is reflected in a decline of nearly 30-40% in revenues for the Italian companies, that was largely offset by earnings reported by the Pioneer companies. Indeed, the latter grew by nearly 125% up to operating income and, after taking into account the amortisation of Pioneer USA's goodwill, by 90% at the profit before minority interest and net income level. The total of companies operating in this segment reported steady growth in total revenues (up by 43%), which was less marked at the operating income and net income level.

However, as previously mentioned, the brokerage-firm segment was saddled with the losses incurred by Xelion, in its start-up phase. Net of these charges, the operating income increase was 14% and net income totalled approximately 20 billion.

On the whole, considering the other companies' positive contribution, the segment reported a 35% increase in total revenues and, despite the costs associated with Xelion, a 10.9% rise in operating income. Profit before extraordinary items, which was affected by the amortisation of the Pioneer goodwill, remained almost at the same levels as the previous year, while net income was 340 billion, compared with 360 billion in the previous year.

Asset Management companies and Brokers (SIM)

	PIONEER[1]	OTHER COMPANIES MUTUAL FUNDS[2]	ASSET MANAGEMENT 1+2	BROKERAGE FIRMS[3]	OTHER COMPANIES[4]	TOTAL ASSET MANAG. AND BROKERAGE FIRMS
Profit and loss figures (billions of Lit.)						
Total revenues	557.1	196.9	754.0	80.7	8.8	843.5
% change on 1999	128.9%	-30.6%	43.0%	-14.4%	23.9%	34.2%
of which: dividends				*10.0*		*10.0*
Operating income	350.7	171.8	522.5	-15.7	2.9	509.7
% change on 1999	125.0%	-33.8%	25.8%	n/a	45.0%	10.9%
Earnings before extraordinary items	299.9	164.5	464.4	-20.5	2.9	446.8
% change on 1999	92.2%	-35.8%	12.6%	n/a	107.1%	-1.4%
Net income	**271.4**	**111.2**	**382.6**	**-43.9**	**1.5**	**340.2**
% change on 1999	91.4%	-43.5%	13.0%	n/a	-11.8%	-6.0%
Other information						
Number of employees	1,225	24	1,249	123	20	1,392
% change on 1999	224	-30	194	-40	-3	151
Cost/income ratio[3]	37.0%	12.7%	30.7%	136.4%	67.0%	40.0%
% change on 1999	1.1%	4.2%	9.5%	75.9%	-4.8%	12.8%

1. Pioneer Investment Management S.G.R.p.A., Pioneer Investment Management Ltd, Pioneer Group USA, Pioneer Investment Management SA.
2. Fondinvest Risparmio S.G.R., Gesticredit S.G.R., Gestiveneto S.G.R., Rolofond S.G.R., Gestilux, RIAM
3. F.R.T. SIM, Unicreditsim, FidaSIM, Xelion.
4. Cordusio Fiduciaria, CreditRas Previdenza, S+R Investimenti.

Performance of main Group companies

The performance of UniCredito Italiano S.p.A. during 2000 was broadly illustrated in the company's report on operations to which reference should be made.
Comments on the performance and operating results of the main Group companies are provided in the annexes.

Significant post Balance Sheet events and Outlook for 2001

Group performance

As indicated in the Parent Company's Report, within the wider Group Internet strategy the corporate and operational project aimed at implementing Mass Market Banking as the main feature of the Internet segment was launched. Initially, innovative products will be offered by developing relationships with primary partners and remote channels such as Internet and Call Centres. Later, the offer will be widened and designed to follow customers through the entire life-cycle of their financial needs. To implement this initiative we resorted to UniCredit Imprese, whose name was changed to "Clarima S.p.A." and whose merchant banking business meanwhile was concentrated in UBM.

On the New Europe front, as already indicated in the Parent Company's accounts, the stake in Pol'nobanka was increased to 88.5% following a capital increase subscribed to in February, and an agreement providing for the sale of 2.5% of Bulbank was signed with Simest (a company controlled by the Foreign Trade Ministry with equity stakes from banks, companies, business and trade associations, that promotes and provides assistance in the internationalisation of Italian companies).

Shareholders' Meeting resolutions of 12 March 2001

The Extraordinary Shareholders' Meeting held on 12 March 2001 approved the partial and proportional split-off of Credito Fondiario e Industriale - Fonspa S.p.A. in favour of UniCredito Italiano and Banca Commerciale Italiana. The implementation procedures, which are described in greater detail in the Parent Company's Report on Operations, involved a capital increase in the nominal amount of Lit. 4,875,000,000.

Concurrently with the Extraordinary Shareholders' Meeting, an Ordinary Meeting was also held to renew the Board of Directors following the terminations occurring since the last Meeting. In particular, Prof. Francesco Cesarini, Dr Francesco Giacomin and Prof. Maurizio Lotti were appointed as directors to replace Dr Lucio Rondelli, Ing. Paolo Biasi and Avv. Dino De Poli who had tendered their resignations. The Board of Directors, who met soon afterwards, confirmed Prof. Cesarini as Group Chairman.

Outlook for the banking system

The trend emerging at the end of 2000 should be confirmed during the year. In particular, the anticipated economic slowdown is expected to be felt in the loan area. While continuing to remain at higher levels than nominal GDP, loans are expected to fall to lower levels than in 2000. Growth rates for the short-term component of loan demand are again expected to match those for longer maturity loans. No turnaround in direct deposits is foreseen and the levels should remain modest also in 2001.

Bank interest rates will reflect market rates, which are expected to moderately decline also in the euro area during the year. In 2001 both lending and borrowing rates will discount the end of the rising trend that characterised all of last year. Spreads should remain essentially stable at year-end 2000 levels.

Forecast operating performance

Despite an economic slow-down and a capital market scenario which is less favourable than the one witnessed in the last few years, the Group's operating outlook in the current year remains positive. The main income items should grow at a satisfactory pace, though less modestly than the high levels witnessed in the last two years.

In this context the Group may benefit by its wide country and business area diversification that guarantees a higher balance of revenue sources also during stages of relative weakness in some industries and markets.

More specifically, net interest income will not feel the slight decline in rates and is expected to rise thanks to a positive trend in business volume transacted - both in Italy and in New Europe - and to a spread in the domestic market which on average is higher than in 2000.

Income from services could be affected by a more modest growth in asset management than expected. However, thanks to its ability to innovate its wide range of products, the Group is able to come up with investment offers of great interest for the different customer segments and therefore counter any slowing trend in the growth of commissions.

Modest growth, which is driven exclusively by charges connected with the development of projects designed to widen the future revenue base, is expected on the cost side, while ordinary operating costs will rise at more modest rates. In this regard, the Group is rapidly implementing a specific project aimed also at improving the expense-generation process by structurally lowering operating costs, in addition to extending its best practices to the main Group companies.

Milan, 28 March 2001

THE BOARD OF DIRECTORS

Chairman
CESARINI

Chief Executive Officer
PROFUMO


Annexes
Notes to the Accounts
Consolidated Accounts
Introduction

Presentation
Chart of the Group
Report on Operations
Accounts and Annexes
External Auditors' Report
Branch Networks in Italy and Offices abroad

Introduction

The Consolidated Accounts for 2000 , which were prepared in accordance with the provisions laid down in Legislative Decree no. 87 of 27 January 1992, issued to implement EEC Directive 86/635, as well as the provision of the Bank of Italy dated 15 July 1992 and subsequent amendments, consists of the Consolidated Balance Sheet and Consolidated Profit and Loss Account, the Notes and Annexes to the Consolidated Accounts, and is accompanied by a Report on Operations, as illustrated above.

Structure of and annexes to the Accounts

Balance Sheet and Profit and Loss Statements

As a result of changes occurring in the equity stake structure of UniCredito Italiano Spa and Rolo Banca 1473 Spa during the year, the figures for the Consolidated Accounts at 31 December 2000 show a scope of consolidation different from that at December 1999, thus leading to a misalignment of balance sheet and profit and loss aggregates for the two years being compared.

In order to take into account the changes occurring in the area of consolidation, it was thought necessary to restate the figures for 1999 and enter to the balance sheet and profit and loss the results at 31 December 1999 as they were shown in the last year and those obtained following the modified scope of consolidation.

Accounts:

- Reclassified consolidated accounts
- Consolidated accounts
- Comparative accounts
- Accounts as at 31 December 1999 (pro-forma)

Principles for determining reassessment of the pro-forma position at 31 December 1999

The scope of consolidation underwent some changes compared with 31 December 1999, the most significant of which are as follows:

- In:

  CRTrieste, previously consolidated using the equity method, and its subsidiaries CR Trieste Banka d.d. and CRTrieste Ireland Ltd
  Cassa di Risparmio di Carpi
  Gruppo Cassa di Risparmio dell'Umbria
  Bulbank A.D.
  Pol'nobanka A.S.
  Splitska Banka
- Out:

  Credito Fondiario ed Industriale Spa, previously consolidated using the proportional method.

In order to consistently compare balance sheet and profit and loss figures, steps were taken to reassess the pro forma balance sheet and profit and loss account at 31 December 1999, as mentioned above, by taking into account the reported changes, without modifying the Group portion of the official consolidated *net income and shareholders' equity that had already been published.*
It should be pointed out that the restatements were not audited.

Below are the most significant balance sheet and profit and loss changes occurring at company level in the modified scope of consolidation at 31 December 1999.

(AMOUNTS IN BILLIONS OF LIT.) **Company**	**Total assets**	**Loans to customer**	**Due to customers and securities in issue**	**Operating income**
Increase:				
Gruppo CRTrieste	4,588.9	2,286.8	3,719.3	(1.0)
Cassa di Risparmio di Carpi	1,660.2	1,080.9	1,151.4	31.1
Gruppo Cassa di Risparmio dell'Umbria	7,393.6	5,248.0	5,110.9	77.4
Bulbank A.D.	2,261.0	220.2	1,446.8	118.2
Pol'nobanka A.S.	1,285.2	614.5	851.9	20.5
Splitska Banka.	1,877.7	917.6	1,508.1	21.3
a) Total increase	**19,066.6**	**10,368.0**	**13,788.4**	**267.5**
Reduction:				
Credito Fondiario Spa (pro rata)	2,021.6	1,814.3	1,184.4	(2.2)
b) Total reductions	**2,021.6**	**1,814.3**	**1,184.4**	**(2.2)**
(a - b)	**17,045.0**	**8,553.7**	**12,604.0**	**269.7**
Other adjustments and arrangements	150.0	-	34.6	(0.2)
Total change in scope of consolidation	**17,195.0**	**8,553.7**	**12,638.6**	**269.5**

Notes to the Accounts

In the consolidated Notes to the Accounts, information is provided in accordance with the requirements of the law and of the Bank of Italy, as well as other requirements necessary to present the true position of the Group. The Notes consist of the following:

SCOPE OF CONSOLIDATION

Scope of consolidation

Consolidation principles and criteria

Changes in the scope of consolidation

PART A - ACCOUNTING PRINCIPLES

Section 1 – Illustration of accounting principles

Writedowns and tax provisions

PART B – NOTES TO THE BALANCE SHEET

Loans

Securities

Equity investments

Tangible and intangible fixed assets

Other assets

Liabilities

Reserves

Capital, reserves, reserve for general banking risks and subordinated debt

Other liabilities

Guarantees and commitments

Concentration and breakdown of assets and liabilities

Management and brokerage on behalf of third parties

PART C – NOTES TO THE PROFIT AND LOSS ACCOUNT

Interest

Commissions

Profits and losses from dealing in securities and Forex

Administrative expenses

Writedowns, write-backs and provisions

Other Profit and Loss Account items

Other notes to the Profit and Loss Account

PART D – OTHER INFORMATION

Directors and Auditors

Cash flow statement

The Notes to the Accounts are shown in millions of Lit., with the exception of Tables 10.5, 11.5 and 11.6 which are expressed in billions of Lit.

Annexes to the Consolidated Accounts

The following annexes are an integral part of the Consolidated Accounts:

a) Statement of reconciliation between the Parent Company's net income and shareholders' equity and the Group's net income and shareholders' equity
b) Reclassified Consolidated Balance Sheet (broken down by similar business activities)
c) Reclassified Consolidated Profit and Loss Account (broken down by similar business activities)
d) Composition of item 70 "Equity investments" at 31 December 2000
e) Composition of item 80 "Investments in Group companies" at 31 December 2000
f) Statement of assets and liabilities positions with Group companies at 31 December 2000

g) Statement of assets and liabilities positions with subsidiaries (principal companies other than Group companies) at 31 December 2000

h) Statement of significant equity investments (pursuant to Art. 126 of CONSOB Regulations no. 11.971 dated 14 May 1999)

i) Accounts in euro
- Reclassified Consolidated Balance Sheet and Consolidated Profit and Loss Account
- Consolidated Accounts as at 31 December 2000
- Comparative Accounts
- Pro-forma Consolidated Accounts as at 31 December 1999. Reclassification due to changes occurring in the area of consolidation

j) Performance of main Group Companies (UBM, Credito Italiano, Rolo Banca 1473, Cariverona Banca, Banca CRT, Cassamarca, Caritro, Locat, Bank Pekao, Pol'nobanka, Bulbank, Splitska Banka).

k) Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

Note: The table does not include figures already reported by other listed Group companies.

The Accounts are audited by PricewaterhouseCoopers, in accordance with the Shareholders' Meeting resolution of 27 April 1998.

Consolidated Accounts

RECLASSIFIED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

ACCOUNTS AS AT 31 DECEMBER 2000

- Balance Sheet
- Profit and Loss Account

COMPARATIVE ACCOUNTS

- Balance Sheet
- Profit and Loss Account

RESTATEMENT DUE TO THE IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION AS AT 31 DECEMBER 1999

- Balance Sheet
- Profit and Loss Account

Reclassified consolidated Balance Sheet

Assets

(AMOUNTS IN BILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Cash and deposits with central banks and post offices	2,353.2	2,432.8	2,200.5
Loans to:			
Customers	222,974.6	205,234.4	196,680.7
Banks	48,220.3	41,730.0	38,739.4
Trading securities	35,177.4	30,439.1	27,952.1
Fixed assets:			
Investment securities	29,077.9	30,374.8	28,952.1
Equity investments	3,030.9	2,079.4	2,107.7
Treasury stock (own shares or interests)	0.7	0.6	0.6
Intangibles and tangibles	8,945.7	6,093.5	5,632.6
Positive consolidation and net equity method differences	1,731.9	993.0	993.0
Other assets	40,883.8	24,906.7	23,830.6
Total assets	**392,396.4**	**344,284.3**	**327,089.3**

Liabilities and shareholders' equity

(AMOUNTS IN BILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Due to:			
Customers	160,910.0	151,248.1	141,265.8
Securities in issue	67,581.3	68,707.8	66,051.5
Banks	79,710.5	70,558.2	69,195.2
Specific reserves	7,828.6	7,043.5	6,528.1
Other liabilities	45,374.6	22,974.0	22,566.0
Credit risk reserves	253.8	328.5	294.8
Subordinated debt	8,895.9	2,613.1	2,654.0
Negative consolidation and net equity method differences	79.8	56.9	56.9
Minority interest in shareholders' equity (+/-)	+5,025.2	+5,831.2	+3,554.0
Shareholders' equity:			
Capital, reserves, retained earnings and reserve for general banking risks	14,035.9	12,433.0	12,433.0
Net income for the year	2,700.8	2,490.0	2,490.0
Total liabilities	**392,396.4**	**344,284.3**	**327,089.3**

Guarantees and Commitments

(AMOUNTS IN BILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Guarantees given	**26,344.9**	**22,320.5**	**21,194.3**
Commitments	**41,011.6**	**26,464.5**	**26,014.2**

The pro forma Consolidated Balance Sheet at 31 December 1999 and the pro forma Consolidated Profit and Loss Account for 1999, which were restated in order to reflect the most significant changes in the area of consolidation without modifying the official amounts relating to consolidated net income and shareholders' equity already published, were prepared only for purposes of comparing the results at 31 December 2000 with those at 31 December 1999.

Reclassified consolidated Profit and Loss Account

(AMOUNTS IN BILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Interest income and similar revenues	20,626.7	17,002.2	16,019.5
Interest expense and similar charges	11,585.3	8,989.9	8,509.1
Net interest	*9,041.4*	*8,012.3*	*7,510.4*
Dividends and other revenues	150.4	366.9	322.8
NET INTEREST INCOME	**9,191.8**	**8,379.2**	**7,833.2**
Commission income	7,227.5	5,933.9	5,740.3
Commission expense	762.1	589.0	568.5
Net commission income	*6,465.4*	*5,344.9*	*5,171.8*
Trading profits (losses)	1,235.3	723.5	655.7
Other operating income	1,802.0	1,579.2	1,509.2
Other operating expenses	651.8	445.8	433.7
Other net operating income	*1,150.2*	*1,133.4*	*1,075.5*
Revenues from services and other sources	**8,850.9**	**7,201.8**	**6,903.0**
TOTAL REVENUES	**18,042.7**	**15,581.0**	**14,736.2**
Payroll costs	5,369.3	5,036.8	4,734.9
Other administrative expenses	3,152.0	2,882.8	2,669.4
ADMINISTRATIVE EXPENSES	**8,521.3**	**7,919.6**	**7,404.3**
Adjustments to the value of intangible and tangible fixed assets[1]	*680.0*	*682.3*	*622.6*
OPERATING INCOME	**8,841.4**	**6,979.1**	**6,709.3**
Other adjustments to the value of intangible fixed assets[2]	*221.9*	*75.8*	*75.8*
Provisions for risks and charges	882.7	515.8	488.7
Writedowns of loans and provisions for guarantees and commitments	2,791.4	2,452.9	2,401.1
Write-backs of loans and provisions for guarantees and commitments	1,167.6	831.0	792.6
Provisions to credit risk reserves	125.3	93.3	86.7
Writedowns of financial fixed assets	145.6	114.2	98.2
Write-backs of financial fixed assets	80.5	62.8	45.0
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**5,922.6**	**4,620.9**	**4,396.4**
Extraordinary income	834.5	1,804.4	1,710.2
Extraordinary charges	396.5	843.9	577.7
Extraordinary income (loss)	**438.0**	**960.5**	**1,132.5**
Change in the reserve for general banking risks	(16.4)	+17.0	+17.0
Income tax for the year	2,778.6	2,386.1	2,337.7
NET INCOME (LOSS) FOR THE YEAR	**3,598.4**	**3,178.3**	**3,174.2**
Minority interest - net income for the year	897.6	688.3	684.2
GROUP PORTION OF NET INCOME (LOSS) FOR THE YEAR	**2,700.8**	**2,490.0**	**2,490.0**

1. Excludes adjustments to the value of positive consolidation and net equity method differences as well as the amortisation of goodwill.
2. Includes adjustments to the value of positive consolidation and net equity method differences as well as the amortisation of goodwill.

Consolidated Balance Sheet as at 31 December 2000

Assets

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

10. Cash and deposits with central banks and post offices		**2,353,230**
20. Treasury notes and similar securities eligible for re-financing with central banks		**8,404,716**
30. Loans to banks:		**48,220,328**
a) on demand	5,977,855	
b) other loans	42,242,473	
40. Loans to customers		**222,974,598**
of which:		
- loans on deposits received in Administration	*308,843*	
50. Bonds and other debt securities:		**52,946,999**
a) of public issuers	34,494,060	
b) of banks	12,963,148	
of which:		
- own securities	*465,391*	
c) of financial institutions	2,495,324	
of which:		
- own securities	*-*	
d) of other issuers	2,994,467	
60. Shares, interests and other equity securities		**2,903,553**
70. Equity investments		**2,683,809**
a) valued using the equity method	595,459	
b) other	2,088,350	
80. Investments in Group companies		**347,074**
a) valued using the equity method	236,868	
b) other	110,206	
90. Positive consolidation differences		**1,731,877**
100. Positive net equity method differences		**-**
110. Intangible fixed assets		**3,229,348**
of which:		
- start-up costs	*22,594*	
- goodwill	*2,752,012*	
- capital leasing	*3,149*	
120. Tangible fixed assets		**5,718,343**
of which:		
- capital leasing	*1,043,253*	
140. Treasury stock (own shares or interests)		**720**
(nominal value)	*(184)*	
150. Other assets		**35,718,585**
160. Accrued income and pre-paid expenses:		**5,165,266**
a) accrued income	3,400,289	
b) pre-paid expenses	1,764,977	
of which:		
- issue discount on securities	*11,984*	
Total assets		**392,396,446**

Liabilities and shareholders' equity

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

10. Due to banks:		**79,710,645**
a) on demand	16,440,707	
b) term or with notice	63,269,938	
20. Due to customers		**160,495,401**
a) on demand	105,976,217	
b) term or with notice	54,519,184	
30. Securities in issue:		**67,581,298**
a) bonds	41,963,198	
b) certificates of deposit	23,144,446	
c) other securities	2,473,654	
40. Deposits received in administration		**414,593**
50. Other liabilities		**39,532,936**
60. Accrued liabilities and deferred income:		**5,841,614**
a) accrued liabilities	3,657,889	
b) deferred income	2,183,725	
70. Employee severance pay		**1,753,277**
80. Provisions for risks and charges:		**6,075,279**
a) reserves for retirement and similar obligations	1,104,256	
b) taxation reserves	3,101,690	
c) consolidation reserve for future risks and charges	-	
d) other reserves	1,869,333	
90. Credit risk reserves		**253,772**
100. Reserve for general banking risks		**116,124**
110. Subordinated debt		**8,895,948**
120. Negative consolidation differences		**69,609**
130. Negative net equity method differences		**10,175**
140. Minority interest in shareholders' equity (+/-)		**+ 5,025,165**
150. Capital		**2,512,103**
160. Share premiums		**6,035,901**
170. Reserves:		**4,442,959**
a) legal reserve	497,617	
b) reserve for own shares	720	
c) statutory reserves	2,127,208	
d) other reserves	1,817,414	
180. Revaluation reserves		**928,706**
190. Retained earnings (losses)		**127**
200. Net income (loss) for the year		**2,700,814**
Total liabilities		**392,396,446**

Guarantees and Commitments

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

10. Guarantees given		**26,344,894**
of which:		
- acceptances	*287,573*	
- other guarantees	*26,057,321*	
20. Commitments		**41,011,606**
of which:		
- for sales with obligation to re-purchase	*2,064*	

Chief Executive Officer
PROFUMO

Chief Accountant
LECCACORVI

Consolidated Profit and Loss Account 2000

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

10. Interest income and similar revenues		20,626,657
of which:		
- loans to customers	*14,464,094*	
- debt securities	*3,998,098*	
20. Interest expense and similar charges		11,585,303
of which:		
- due to customers	*4,803,627*	
- securities in issue	*3,075,620*	
30. Dividends and other revenues:		121,900
a) shares, interests and other equity securities	55,275	
b) equity investments	66,625	
c) investments in Group companies	-	
40. Commission income		7,227,513
50. Commission expense		762,096
60. Trading profits (losses)		1,235,273
70. Other operating income		1,802,001
80. Administrative expenses:		8,521,281
a) Payroll costs	5,369,317	
of which:		
- wages and salaries	*3,769,520*	
- social security charges	*1,095,163*	
- employee severance pay	*229,118*	
- payment for retirement and similar obligations	*79,667*	
b) other administrative expenses	3,151,964	
90. Adjustments to the value of intangible and tangible fixed assets		901,900
100. Provisions for risks and charges		882,721
110. Other operating expenses		651,847
120. Writedowns of loans and provisions for guarantees and commitments		2,791,385
130. Write-backs of loans and provisions for guarantees and commitments		1,167,648
140. Provisions to credit risk reserves		125,274
150. Writedowns of financial fixed assets		145,554
160. Write-backs of financial fixed assets		80,510
170. Profits (losses) on equity investments valued using the equity method		28,498
180. Profit (loss) before extraordinary items and income tax		**5,922,639**
190. Extraordinary income		834,471
200. Extraordinary charges		396,469
210. Extraordinary income (loss)		**438,002**
230. Change in reserve for general banking risks		(16,428)
240. Income tax for the year		2,778,643
242. Profit/loss before acquisition (fully consolidated companies)		89,717
250. Minority portion of net income (loss) for the year		807,895
260. Net income (loss) for the year		**2,700,814**

Chief Executive Officer
PROFUMO

Chief Accountant
LECCACORVI

Consolidated Balance Sheet

Assets

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
10. Cash and deposits with central banks and post offices	2,353,230	2,432,837	2,200,496
20. Treasury notes and similar securities eligible for re-financing with central banks	8,404,716	10,688,868	9,826,831
30. Loans to banks:	48,220,328	41,730,063	38,739,474
a) on demand	5,977,855	3,478,571	2,460,831
b) other loans	42,242,473	38,251,492	36,278,643
40. Loans to customers	222,974,598	205,234,356	196,680,800
of which:			
- loans on deposits received in Administration	*308,843*	*302,519*	*267,825*
50. Bonds and other debt securities:	52,946,999	47,747,347	44,797,347
a) of public issuers	34,494,060	33,420,231	31,874,501
b) of banks	12,963,148	10,085,768	9,214,278
of which:			
- own securities	*465,391*	*461,001*	*377,439*
c) of financial institutions	2,495,324	1,297,683	1,297,187
of which:			
- own securities	-	-	-
d) of other issuers	2,994,467	2,943,665	2,411,381
60. Shares, interests and other equity securities	2,903,553	2,377,728	2,279,953
70. Equity investments	2,683,809	1,985,073	2,013,374
a) valued using the equity method	595,459	619,611	739,855
b) other	2,088,350	1,365,462	1,273,519
80. Investments in Group companies	347,074	94,305	94,305
a) valued using the equity method	236,868	58,026	58,026
b) other	110,206	36,279	36,279
90. Positive consolidation differences	1,731,877	992,974	992,974
100. Positive net equity method differences	-	-	-
110. Intangible fixed assets	3,229,348	516,036	488,260
of which:			
- start-up costs	*22,594*	*3,759*	*3,720*
- goodwill	*2,752,012*	*92,496*	*92,496*
120. Tangible fixed assets	5,716,343	5,577,461	5,144,367
140. Treasury stock (own shares or interests)	720	582	582
(nominal value)	*(184)*	*(1,795)*	*(1,795)*
150. Other assets	35,718,585	20,649,002	19,640,533
160. Accrued income and pre-paid expenses:	5,165,266	4,257,709	4,190,097
a) accrued income	3,400,289	2,438,214	2,382,960
b) pre-paid expenses	1,764,977	1,819,495	1,807,137
of which:			
- issue discount on securities	*11,984*	*8,427*	*6,441*
Total assets	392,396,446	344,284,341	327,089,393

Liabilities and Shareholders' equity

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
10. Due to banks:	**79,710,645**	**70,558,224**	**69,195,254**
a) on demand	16,440,707	8,050,983	7,899,791
b) term or with notice	63,269,938	62,507,241	61,295,463
20. Due to customers	**160,495,401**	**150,858,724**	**140,996,473**
a) on demand	105,976,217	106,624,417	99,680,662
b) term or with notice	54,519,184	44,234,307	41,315,811
30. Securities in issue:	**67,581,298**	**68,707,736**	**66,051,453**
a) bonds	41,963,198	43,534,970	42,156,701
b) certificates of deposit	23,144,446	23,275,498	22,097,893
c) other securities	2,473,654	1,897,268	1,796,859
40. Deposits received in administration	**414,593**	**388,369**	**269,261**
50. Other liabilities	**39,532,936**	**18,162,692**	**17,902,258**
60. Accrued liabilities and deferred income:	**5,841,614**	**4,811,310**	**4,663,836**
a) accrued liabilities	3,657,889	2,552,489	2,438,915
b) deferred income	2,183,725	2,258,821	2,224,921
70. Employee severance pay	**1,753,277**	**1,697,681**	**1,615,412**
80. Provisions for risks and charges:	**6,075,279**	**5,345,815**	**4,912,720**
a) reserves for retirement and similar obligations	1,104,256	1,192,090	1,049,614
b) taxation reserves	3,101,690	2,868,518	2,699,576
c) consolidation reserve for future risks and charges	-	-	-
d) other reserves	1,869,333	1,285,207	1,163,530
90. Credit risk reserves	**253,772**	**328,525**	**294,853**
100. Reserve for general banking risks	**116,124**	**127,815**	**127,815**
110. Subordinated debt	**8,895,948**	**2,613,104**	**2,653,964**
120. Negative consolidation differences	**69,609**	**56,932**	**56,932**
130. Negative net equity method differences	**10,175**	-	-
140. Minority interest in shareholders' equity (+/-)	**+5,025,165**	**+ 5,831,233**	**+ 3,553,981**
150. Capital	**2,512,103**	**2,488,086**	**2,488,086**
160. Issue premiums	**6,035,901**	**5,909,224**	**5,909,224**
170. Reserves:	**4,442,959**	**3,060,741**	**3,060,741**
a) legal reserve	497,617	345,961	345,961
b) reserve for own shares	720	582	582
c) statutory reserves	2,127,208	2,091,248	2,091,248
d) other reserves	1,817,414	622,950	622,950
180. Revaluation reserves	**928,706**	**846,880**	**846,880**
190. Retained earnings (losses)	**127**	**240**	**240**
200. Net income (loss) for the year	**2,700,814**	**2,490,010**	**2,490,010**
Total liabilities	**392,396,446**	**344,284,341**	**327,089,393**

Guarantees and Commitments

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
10. Guarantees given	26,344,894	22,320,455	21,194,262
of which:			
- acceptances	*287,573*	*106,725*	*83,294*
- other guarantees	*26,057,321*	*22,213,730*	*21,110,968*
20. Commitments	**41,011,606**	**26,464,514**	**26,014,208**
of which:			
- for sales with obligation to re-purchase	*2,064*	*609*	*609*

Consolidated Profit and Loss Account

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
10. Interest income and similar revenues	20,626,657	17,002,203	16,019,504
of which:			
- loans to customers	*14,464,094*	*11,384,550*	*10,764,810*
- debt securities	*3,998,098*	*3,726,805*	*3,507,718*
20. Interest expense and similar charges	11,585,303	8,989,852	8,509,136
of which:			
- due to customers	*4,803,627*	*3,257,375*	*3,009,402*
- securities in issue	*3,075,620*	*2,674,351*	*2,572,784*
30. Dividends and other revenues:	121,900	365,238	321,486
a) shares, interests and other equity securities	55,275	40,364	25,324
b) equity investments	66,625	322,683	293,971
c) investments in Group companies	-	2,191	2,191
40. Commission income	7,227,513	5,933,852	5,740,314
50. Commission expense	762,096	589,018	568,481
60. Trading profits (losses)	1,235,273	723,499	655,650
70. Other operating income	1,802,001	1,579,247	1,509,189
80. Administrative expenses	8,521,281	7,919,603	7,404,322
a) Payroll costs	5,369,317	5,036,777	4,734,866
of which:			
- wages and salaries	*3,769,520*	*3,546,704*	*3,336,845*
- social security charges	*1,095,163*	*1,037,278*	*981,631*
- employee severance pay	*229,118*	*222,905*	*210,230*
- payment for retirement and similar obligations	*79,667*	*118,413*	*106,316*
b) other administrative expenses	3,151,964	2,882,826	2,669,456
90. Adjustments to the value of intangible and tangible fixed assets	901,900	758,145	698,387
100. Provisions for risks and charges	882,721	515,822	488,716
110. Other operating expenses	651,847	445,785	433,695
120. Writedowns of loans and provisions for guarantees and commitments	2,791,385	2,452,936	2,401,070
130. Write-backs of loans and provisions for guarantees and commitments	1,167,648	831,008	792,572
140. Provisions to credit risk reserves	125,274	93,346	86,658
150. Writedowns of financial fixed assets	145,554	114,171	98,186
160. Write-backs of financial fixed assets	80,510	62,818	45,022
170. Profits (losses) on equity investments valued using the equity method	28,498	1,687	1,330
180. Profit (loss) before extraordinary items and income tax	**5,922,639**	**4,620,874**	**4,396,416**
190. Extraordinary income	834,471	1,804,361	1,710,237
200. Extraordinary charges	396,469	843,869	577,701
210. Extraordinary income (loss)	**438,002**	**960,492**	**1,132,536**
230. Change in reserve for general banking risks	(16,428)	+16,994	+16,994
240. Income tax for the year	2,778,643	2,386,072	2,337,765
250. Minority interest - net income (loss) for the year*	897,612	688,290	684,183
260. Net income (loss) for the year	**2,700,814**	**2,490,010**	**2,490,010**

* Includes Pre-acquisition profits/loss (fully consolidated companies).

Pro-forma Consolidated Balance Sheet as at 31 December 1999

Reclassification due to changes occurring in the area of consolidation

Assets

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	AMOUNTS AT 31.12.1999	CHANGES DUE TO MODIFIED CONSOLIDATION AND RECLASSIFICATIONS	AMOUNTS AT 31.12.1999 (PRO-FORMA)
10. Cash and deposits with central banks and post offices	2,200,496	232,341	2,432,837
20. Treasury notes and similar securities eligible for re-financing with central banks	9,826,831	862,037	10,688,868
30. Loans to banks:	**38,739,474**	**2,990,589**	**41,730,063**
a) on demand	2,460,831	1,017,740	3,478,571
b) other loans	36,278,643	1,972,849	38,251,492
40. Loans to customers	**196,680,800**	**8,553,556**	**205,234,356**
of which:			
- loans on deposits received in Administration	*267,825*	*34,694*	*302,519*
50. Bonds and other debt securities:	**44,797,347**	**2,950,000**	**47,747,347**
a) of public issuers	31,874,501	1,545,730	33,420,231
b) of banks	9,214,278	871,490	10,085,768
of which:			
- own securities	*377,439*	*83,562*	*461,001*
c) of financial institutions	1,297,187	496	1,297,683
of which:			
- own securities	-	-	-
d) of other issuers	2,411,381	532,284	2,943,665
60. Shares, quotas and other equity securities	**2,279,953**	**97,775**	**2,377,728**
70. Equity investments	**2,013,374**	**(28,301)**	**1,985,073**
a) valued using the equity method	739,855	(120,244)	619,611
b) other	1,273,519	91,943	1,365,462
80. Investments in Group companies	**94,305**	-	**94,305**
a) valued using the equity method	58,026	-	58,026
b) other	36,279	-	36,279
90. Positive consolidation differences	**992,974**	-	**992,974**
100. Positive net equity method differences	-	-	-
110. Intangible fixed assets	**488,260**	**27,776**	**516,036**
of which:			
- start-up costs	*3,720*	*39*	*3,759*
- goodwill	*92,496*	-	*92,496*
120. Tangible fixed assets	**5,144,367**	**433,094**	**5,577,461**
140. Treasury stock (own shares or interests)	**582**	-	**582**
(nominal value)	(1,795)	-	(1,795)
150. Other assets	**19,640,533**	**1,008,469**	**20,649,002**
160. Accrued income and pre-paid expenses:	**4,190,097**	**67,612**	**4,257,709**
a) accrued income	2,382,960	55,254	2,438,214
b) pre-paid expenses	1,807,137	12,358	1,819,495
of which:			
- issue discount on securities	*6,441*	*1,986*	*8,427*
Total assets	**327,089,393**	**17,194,948**	**344,284,341**

Liabilities and Shareholders' equity

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	AMOUNTS AT 31.12.1999	CHANGES DUE TO MODIFIED CONSOLIDATION SCOPE AND RECLASSIFICATIONS	AMOUNTS AT 31.12.1999 (PRO-FORMA)
10. Due to banks:	**69,195,254**	**1,362,970**	**70,558,224**
a) on demand	7,899,791	151,192	8,050,983
b) term or with notice	61,295,463	1,211,778	62,507,241
20. Due to customers	**140,996,473**	**9,862,251**	**150,858,724**
a) on demand	99,680,662	6,943,755	106,624,417
b) term or with notice	41,315,811	2,918,496	44,234,307
30. Securities in issue:	**66,051,453**	**2,656,283**	**68,707,736**
a) bonds	42,156,701	1,378,269	43,534,970
b) certificates of deposit	22,097,893	1,177,605	23,275,498
c) other securities	1,796,859	100,409	1,897,268
40. Deposits received in administration	**269,261**	**120,108**	**389,369**
50. Other liabilities	**17,902,258**	**260,434**	**18,162,692**
60. Accrued liabilities and deferred income:	**4,663,836**	**147,474**	**4,811,310**
a) accrued liabilities	2,438,915	113,574	2,552,489
b) deferred income	2,224,921	33,900	2,258,821
70. Employee severance pay	**1,615,412**	**82,269**	**1,697,681**
80. Provisions for risks and charges:	**4,912,720**	**433,095**	**5,345,815**
a) reserves for retirement and similar obligations	1,049,614	142,476	1,192,090
b) taxation reserves	2,699,576	168,942	2,868,518
c) consolidation reserve for future risks and charges	-	-	-
d) others	1,163,530	121,677	1,285,207
90. Credit risk reserves	**294,853**	**33,672**	**328,525**
100. Reserve for general banking risks	**127,815**	**-**	**127,815**
110. Subordinated debt	**2,653,964**	**(40,860)**	**2,613,104**
120. Negative consolidation differences	**56,932**	**-**	**56,932**
130. Negative net equity method differences	**-**	**-**	**-**
140. Minority interest in shareholders' equity (+/-)	**+3,553,981**	**2,277,252**	**+5,831,233**
150. Capital	**2,488,086**	**-**	**2,488,086**
160. Issue premiums	**5,909,224**	**-**	**5,909,224**
170. Reserves:	**3,060,741**	**-**	**3,060,741**
a) legal reserve	345,961	-	345,961
b) reserve for own shares	582	-	582
c) statutory reserves	2,091,248	-	2,091,248
d) other reserves	622,950	-	622,950
180. Revaluation reserves	**846,880**	**-**	**846,880**
190. Retained earnings (losses)	**240**	**-**	**240**
200. Net income (loss) for the year	**2,490,010**	**-**	**2,490,010**
Total liabilities	**327,089,393**	**17,194,948**	**344,284,341**

Guarantees and Commitments

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

10. Guarantees given	**21,194,262**	**1,126,193**	**22,320,455**
of which:			
- acceptances	*83,294*	*23,431*	*106,725*
- other guarantees	*21,110,968*	*1,102,762*	*22,213,730*
20. Commitments	**26,014,208**	**450,306**	**26,464,514**
of which:			
- for sales with obligation to re-purchase	*609*	-	*609*

Pro-forma Consolidated Profit and Loss Account 1999

Reclassification due to changes occurring in the area of consolidation

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	1999	CHANGES DUE TO MODIFIED CONSOLIDATION AREA AND RECLASSIFICATIONS	1999 (PRO-FORMA)
10. Interest income and similar revenues	16,019,504	982,699	17,002,203
of which:			
- loans to customers	*10,764,810*	*619,740*	*11,384,550*
- debt securities	*3,507,718*	*219,087*	*3,726,805*
20. Interest expense and similar charges	8,509,136	480,716	8,989,852
of which:			
- due to customers	*3,009,402*	*247,973*	*3,257,375*
- securities in issue	*2,572,784*	*101,567*	*2,674,351*
30. Dividends and other revenues:	321,486	43,752	365,238
a) shares, quotas and other equity securities	25,324	15,040	40,364
b) equity investments	293,971	28,712	322,683
c) investments in Group companies	2,191	-	2,191
40. Commission income	5,740,314	193,538	5,933,852
50. Commission expense	568,481	20,537	589,018
60. Trading profits (losses)	655,650	67,849	723,499
70. Other operating income	1,509,189	70,058	1,579,247
80. Administrative expenses:	7,404,322	515,281	7,919,603
a) payroll costs	4,734,866	301,911	5,036,777
of which:			
- wages and salaries	*3,336,845*	*209,859*	*3,546,704*
- social security charges	*981,631*	*55,647*	*1,037,278*
- employee severance pay	*210,230*	*12,675*	*222,905*
- payment for retirement and similar obligations	*106,316*	*12,097*	*118,413*
b) other administrative expenses	2,669,456	213,370	2,882,826
90. Adjustments to the value of intangible and tangible fixed assets	698,387	59,758	758,145
100. Provisions for risks and charges	488,716	27,106	515,822
110. Other operating expenses	433,695	12,090	445,785
120. Writedowns of loans and provisions for guarantees and commitments	2,401,070	51,866	2,452,936
130. Write-backs of loans and provisions for guarantees and commitments	792,572	38,436	831,008
140. Provisions to credit risk reserves	86,658	6,688	93,346
150. Writedowns of financial fixed assets	98,186	15,985	114,171
160. Write-backs of financial fixed assets	45,022	17,796	62,818
170. Profits (losses) on equity investments valued using the equity method	1,330	357	1,687
180. Profit (loss) before extraordinary items and income tax	**4,396,416**	**224,458**	**4,620,874**
190. Extraordinary income	1,710,237	94,124	1,804,361
200. Extraordinary charges	577,701	266,168	843,869
210. Extraordinary income (loss)	**1,132,536**	**(172,044)**	**960,492**
230. Change in reserve for general banking risks	+16,994	-	+16,994
240. Income tax for the year	2,337,765	48,307	2,386,072
250. Minority interest - net income (loss) for the year	684,183	4,107	688,290
260. Net income (loss) for the year	**2,490,010**	-	**2,490,010**

Notes to the Accounts

SCOPE OF CONSOLIDATION

The consolidated financial statements show the financial conditions and economic results at 31 December 2000 for the banking group UniCredito Italiano (Banking Group Register no. 3135.1). The Group comprises the Parent Company, the companies in which the latter owns - either directly or indirectly - a majority of voting rights as well as companies controlled under statutory provisions and *shareholders' agreements* (prevailing influence) that operate in the banking or *financial sector or carry on* an either exclusive or principal activity ancillary to that of the Group companies.

The accounts of the Parent Company and of the companies belonging to the banking group are fully consolidated (Pekao Group and Pioneer Group, as described later, are consolidated on the basis of their respective consolidated accounts) except for the following:

- companies that were no longer operational at 31.12.00 (held at cost):
  Pioneer Global Asset Management S.p.A, Pioneer Alternative Investment Management S.G.R.p.A. and TradingLab Banca S.p.A.
- companies subject to liquidation proceedings (*held at cost*):
  Auges S.p.A. SIM, SRPBG Sp.Zo.O, Agroinvest FPS a.s.
- companies being sold (valued using the equity method):
  Banca di Bergamo S.p.A.
- companies which by reason of their size are not considered material for purposes of clarity in financial reporting, pursuant to Art. 29, par. 1 of Legislative Decree 87/92, among them:
  - ***those valued using the equity method***
    Credito Italiano International Services (C.I.I.S.) S.r.l., Euro Capital Structures Ltd, Pioneer Alternative Investment Management Ltd, Pioneer Funds Management Ltd, Société Anonyme de Gestion Financière-Sagefi, Société Civile Immobilière Cordusio, UniCredit Capital Italia Advisory Company S.A., UniCredit Consulting S.r.l., Verisparmio Ges.Tri. S.p.A., Pekao Financial Services Sp. Zo.O., Pekao Informatyka Sp.Zo.O, Pekao Trading Corporation, Trinity Management Sp. Zo.O,.S.B. Trade d.o.o.
  - ***those held at cost***
    Central Poland Fund Llc, Pekao/Alliance Capital Management S.A., Pracownicze Towarzystwo Emerytalne S.A.

- companies (valued using the equity method) for which timely information could not be obtained, also due to *restrictions on voting rights* existing at 31.12.2000:
  Pioneer Universal Pension Fund Co.

Credito Fondiario e Industriale FONSPA S.p.A., which until 31 December 1999 had been consolidated using the proportional method, since it was controlled jointly with another company under an agreement entered into with the latter, left the consolidation area after the entire equity investment was sold on 2 October 2000.

Also included in the Scope of consolidation are the following :

- directly and/or indirectly or jointly controlled investments in companies that carry on other than banking, financial or ancillary activities;
- investments for which the equity interest – either direct or indirect – is between 20% and 50%.

These companies are valued using the equity method.

Companies subject to significant influence but of little importance, those intended for sale or inactive, which are valued at cost, are excluded from the Area of consolidation.

For a complete list of major equity investments and a description of consolidation methods used please see Section 3.1 "Significant Equity Investment" in the Notes to the Accounts. For a brief overview of the companies making up the Group a list is provided below:

1. Investments consolidated using the line-by-line method

Domestic Credit Institutions

UniCredito Italiano S.p.A.
Banca dell'Umbria 1462 S.p.A.
Banca CRT S.p.A.
Cariverona Banca S.p.A.
Cassa di Risparmio di Trento e Rovereto S.p.A.
Cassa di Risparmio di Trieste Banca S.p.A.
Cassa di Risparmio di Carpi S.p.A.
Cassamarca S.p.A.
Credito Italiano S.p.A.
Rolo Banca 1473 S.p.A.
UniCredit Banca Mobiliare S.p.A.
Banca Mediocredito S.p.A.
Mediocredito dell'Umbria S.p.A.
Mediovenezie Banca S.p.A.

Domestic financial companies

Cordusio Società Fiduciaria per Azioni
Credit Carimonte S.p.A.
CreditRas Previdenza S.p.A. I.M.
Pioneer Investment Management S.G.R. p.A.
(formerly Europlus UniCredit Rolo S.G.R.p.A)
Fiditalia S.p.A.
Gesticredit S.G.R. p.A.
Locat S.p.A.
UniCredit Sim S.p.A.
UniCredit Factoring S.p.A.
UniCredit Imprese S.p.A. (formerly COMEBA S.p.A.)
Uniriscossioni S.p.A. (formerly CON.RI.T. S.p.A.)
Esamarca S.p.A.
Fida Sim S.p.A.
F.R.T. Fiduciaria Risparmio Torino Sim S.p.A.
Fondinvest Risparmio S.G.R.p.A.
Gespro S.p.A.
Gestiveneto S.G.R.p.A.
Rolofond S.G.R.p.A.
Sogefactor S.r.l.
Xelion Sim S.p.A. (formerly Unitrade Sim S.p.A.)
Grifofactor S.p.A.
S+R Investimenti e Gestioni S.G.R.p.A.

Domestic ancillary companies

Quercia Software S.p.A.
Trivimm S.p.A.
UniCredit Produzioni Accentrate S.c.p.A.
UniCredit Servizi Informativi S.c.p.A.

Non-domestic credit institutions

Banque Monegasque de Gestion S.A.
UniCredit Finance Corporation Ltd
UniCredit (Suisse) Bank S.A.
UniCredit Italiano Bank (Ireland) Plc
Banca Agricola Commerciale della Repubblica di San Marino S.A.

Bulbank A.D.
Pol'nobanka a.s.
Splitska Banka d.d.
Cassa di Risparmio di Trieste Banca d.d.

Non-domestic financial companies

Pioneer Investment Management S.A.
(formerly Europlus Asset Management S.A.)
Pioneer Investment Management Ltd
(formerly Europlus Research e Management Ltd)
Tyrerescom Ltd
UniCredit Delaware Inc.
Cariverona Ireland Ltd
CR Trieste Ireland Ltd
Gestiveneto Luxembourg S.A.
Rolo International Asset Management S.A. (Riam)
UniCredito Italiano Capital Trust I
UniCredito Italiano Capital Trust II
UniCredito Italiano Funding LLC I
UniCredito Italiano Funding LLC II

Pekao Group

Bank Pekao S.A. – Grupa Pekao S.A.
Bank Depozytowo-Kredytowy (Ukraina) Ltd
Bank Polska Kasa Opieki Tel-Aviv Ltd
Centralny Dom Maklerski Grupy Pekao S.A.
Pekao Faktoring Sp.ZO.O.
Pekao Fundusz Kapitalowy Sp. ZO.O.
Pekao Leasing Sp.ZO.O.
Pekao/Alliance PTE S.A.
(already valued using the equity method)

Pioneer Group

Pioneer Investment Management USA Inc.
Pioneer Pekao Investment Management S.A.
Pioneer Czech Financial Company Sro
Pioneer Czech Investment Company A.S.
Pioneer Financial Services Sp.zo.o.
Pioneer First Polish Investment Fund S.A.
Pioneer Fonds Marketing Gmbh
Pioneer Funds Distributor Inc.
Pioneer Global Funds Distributor Ltd
Pioneer International Corp.
Pioneer Investment Management Inc.
Pioneer Management (Ireland) Ltd
Pioneer Plans Corporation
Pioneering Services Corp.
Pekao/Alliance Towarzystwo Funduszy Inwestycyjnych S.A.
(already valued using the equity method)

2. Investments consolidated using the equity method

Banca di Bergamo S.p.A.
Broker Credit S.p.A.
Commercial Union Vita S.p.A.
Credito Italiano International – Services (C.I.I.S.) S.r.l.
CreditRas Assicurazioni S.p.A
CreditRas Vita S.p.A
Euro Capital Structures Ltd
Fidia Fondo Interbancario d'Investimento Azionario S.p.A.
Prominvestment S.p.A.
S.T.T. S.p.A.
UniCredit Assicura S.r.l.
UniCredit Capital Italia Advisory Company S.A.
UniCredit Consulting S.r.l.
Banca Cassa di Risparmio di Savigliano S.p.A.
Bank Handlowy International S.A.
BDK – Daewoo Leasing Sp.ZO.O.
Consorzio CA.RI.CE.SE
Cassa di Risparmio di Bra S.p.A.
Cassa di Risparmio di Fossano S.p.A.
Cassa di Risparmio di Saluzzo S.p.A.
Casse e Assicurazioni Vita S.p.A.

Duerrevita S.p.A.
Liseuro S.p.A.
MHB Mitteleuropaiche Handelsbank AG Deutsch-Polnische Bank
Pekao Development Sp.ZO.O.
Pekao Financial Services Sp.ZO.O.
Pekao Informatyka Sp.ZO.O.
Pekao Trading Company (Canada) Ltd
Pekao Trading Corporation
Risparmio Vita Assicurazioni S.p.A.
Società Friulana Esazione Tributi – S.F.E.T. S.p.A.
Société Anonyme de Gestion Financière – Sagefi
Société Civile Immobilière Cordusio
S.S.I.S. Società Servizi Informatici Sammarinese S.p.A.
Trinity Management Sp.ZO.O.
Jupiter NFI S.A.
Verisparmio Ges.Tri. S.p.A.
SB Trade d.o.o.
Sebi S.p.A.
Agrocons Centrum A.S.
Grifo Insurance Brokers S.r.l.
Pioneer Alternative Investment Management Ltd (formerly Europlus Alternative Investments Ltd)
Pioneer Funds Management Ltd (formerly Europlus Funds Management Ltd)
Kothari Pioneer Amc Ltd
Pioneer Nationwide Sp.zo.O
Pioneer Unversal Pension Fund Co.
Immocri S.p.A.

CONSOLIDATION PRINCIPLES AND CRITERIA

Below is a description of the consolidation principles and criteria followed.

Accounts subject to consolidation

The Accounts of the Parent Company and of the Group companies at 31 December 2000, prepared by the management concerned, were used for consolidation purposes.

The Consolidated Accounts of Pekao Group and Pioneer Group, as described earlier under "Scope of consolidation" which were reclassified in accordance with Italian law, were those used for consolidation purposes.

The accounts of the fully consolidated principal companies were audited by leading auditing firms.

The accounts were appropriately reclassified and adjusted to take into account consolidation requirements and, where needed, modified to bring them into line with Group accounting policies.

Accounts expressed in foreign currency were translated into Italian lire at the official exchange rate prevailing at the year-end.

With regard to the leasing activities carried on by the Group, accounts prepared on the "financial method" basis were used for consolidation purposes.

Consolidation of equity investments

The book value of *investments in subsidiary companies* included – for the first time – in the consolidation is offset by the corresponding fraction of the subsidiaries' equity, taking into account assets and liabilities assumed, using the line-by-line or proportional method. The difference resulting from such set-off is recorded in the consolidated accounts, where possible, on the subsidiary's assets and liabilities side.

Any residual difference is reported in the Consolidated Balance Sheet under "Negative consolidation differences" **if negative**, and reported in the Consolidated Balance Sheet under "Positive consolidation differences" **if positive** and is amortised over a ten-year period. In the case of equity investments acquired and consolidated in the second quarter of the year, the amortisation is adjusted to take account of the ownership period on a monthly basis.

If the negative difference is due to a forecasted unfavourable performance of a subsidiary's future earnings, such difference is reported under "Consolidation reserve for future risks and losses" which is transferred to the Consolidated Profit and Loss Account at the time and to the extent that the forecast materializes.

The earnings of companies included in the full consolidation scope during 2000 were recognised in the Group consolidated operating results proportionally to the percentage and the ownership period. The difference was allocated to minority interests if it referred to the post-acquisition period or to an appropriate item in the profit and loss account called "Profit (loss) before acquisition."

Consolidated reserves also comprise differences due to conversion – at year-end official exchange rates – of shareholders' equity expressed in foreign currency for subsidiaries included in the consolidation scope.

With regard to companies consolidated using the line-by-line or proportional method, the consolidation procedures laid down by Circular no. 166 of the Regulatory Authority pursuant to Legislative Decree 87/92 were applied as follows:
- sum of the items from the individual statements in accordance with requirements;
- elimination of inter-group Balance Sheet and Profit and Loss items, except for profits and losses from dealing in securities and Forex, and revenues and charges comparable to interest relating to "off-balance-sheet" transactions and forward currency and security transactions, which were not eliminated in order to present the Group's different operating and financial realities as well as its cost and revenue sources more fairly and accurately. These transactions were carried out at market prices;
- elimination of dividends received within the Group and of adjustments and write-backs made to consolidated equity investments;
- elimination of the subsidiaries' book value in the Parent Company's statements against the subsidiaries' equity, taking into account the criteria described above on reporting consolidation differences and changes;

- recording of the minority portion of shareholders' equity under the appropriate liability item, with a separate entry in the Profit and Loss Account of the minority portion of net income.

Changes to the value of the subsidiaries' equity corresponding to the shareholding, occurring in the years following the one in which the consolidation principle was first applied, are recorded under item 170 d) of the Balance Sheet ("Other reserves").

Companies on which the Parent Company exercises a significant influence, i.e. equity share exceeding 20%, and those subsidiaries not fully consolidated, are valued using the equity method.

Any book value in excess of the corresponding fraction of shareholders' equity, resulting at the time such valuation is applied and attributable to goodwill, is recorded under the appropriate asset item "Positive net equity method differences" or as a reduction of "Negative net equity method differences" up to their full amount.

If the book value is lower than the corresponding fraction of shareholders' equity, such value is recorded under "Negative shareholders' equity differences" or, if it is due to forecasted unfavourable performance of a subsidiary's future earnings, under sub-item c) "Consolidation reserve for future risks and charges" of the item "Reserves for risks and charges".

Changes in a subsidiary's equity value attributable to the shareholding, occurring in the years following the one in which the valuation principle was first applied, are reported as follows:
- the share of profit (loss) for the year under item 170 of the Profit and Loss Account ("Profits and losses of investments valued using the equity method");
- the share of increase (decrease) of shareholders' equity under item 170 of the Balance Sheet ("Other reserves").

CHANGES IN THE SCOPE OF CONSOLIDATION

Below are the changes in the Scope of Consolidation at 31 December 2000 compared with 31 December 1999.

A. COMPANIES INCLUDED IN THE CONSOLIDATION

A.1 Full consolidation method

In

Transfer from the area of investments valued using the equity method:
- Xelion Sim S.p.A. (formerly Unitrade Sim S.p.A.)
- Cassa di Risparmio di Trieste Banca S.p.A.
- S+R Investimenti e Gestioni S.G.R.p.A.
- Pekao/Alliance PTE S.A.
- Pekao/Alliance TFI S.A.

Transfer from the area of investments held at cost:
- Credito Italiano S.p.A.

Following the full consolidation of CRTrieste:
- Cassa di Risparmio di Trieste Banca d.d
- CR Trieste Ireland Ltd

Companies newly formed by the Parent Company:
- UniCredito Italiano Capital Trust I
- UniCredito Italiano Capital Trust II
- UniCredito Italiano Funding LLC I
- UniCredito Italiano Funding LLC II

Acquisitions by the Parent Company:
- Bulbank A.D.
- Pol'nobanka A.S.
- Splitska Banka d.d.
- Pioneer Investment Management USA Inc.

Following full consolidation of Pioneer Investment Management USA Inc.:
- Pioneer Pekao Investment Management S.A.
- Pioneer Czech Financial Company Sro
- Pioneer Czech Investment Company A.S.
- Pioneer Financial Services Sp.zo.o.
- Pioneer First Polish Investment Fund S.A.
- Pioneer Fonds Marketing Gmbh
- Pioneer Funds Distributor Inc.
- Pioneer Global Funds Distributor Ltd
- Pioneer International Corp.
- Pioneer Investment Management Inc.
- Pioneer Management (Ireland) Ltd
- Pioneer Plans Corporation
- Pioneering Services Corp.

Acquisitions through Rolo Banca 1473:
- Cassa di Risparmio di Carpi S.p.A.
- Banca dell'Umbria 1462 S.p.A.
- Mediocredito dell'Umbria S.p.A.
- Grifofactor S.p.A.

Out

Merger by Pekao Leasing Sp.Zo.o:
- PBG – Leasing Sp.zo.o

Sale of equity investment by Bank Pekao:
- Przedsiebiorstwo Zarzadzania Nieruchomosciami Sp.zo.o

Merger by Rolo Banca 1473:
- Immobiliare Archi S.r.l.
- Nettuno S.r.l

Transfer to the area of investments valued using the equity method:
- Banca di Bergamo S.p.A.

A.2 Proportional method

Out

Sale of equity investment during the year:

- Credito Fondiario e Industriale Fonspa S.p.A.

B. INVESTMENTS AT EQUITY

In

Transfer from the area of equity investments consolidated using the full consolidation method:

- Banca di Bergamo S.p.A.

Following full consolidation of the holder company/companies:

- Liseuro S.p.A.
- Sebi S.p.A.
- Grifo Insurance Brokers S.r.l.
- SB Trade d.o.o.
- Agrocons Centrum A.S.
- Pioneer Universal Pension Fund Co.
- Pioneer Nationwide Sp.Zo.o.
- Kothari Pioneer Amc Ltd

New acquisitions:

- Immocri S.p.A.

Out

Transfer to the area of equity investments consolidated using the full consolidation method:

- S+R Investimenti e Gestioni S.G.R.p.A
- Pekao/Alliance PTE S.A.
- Pekao/Alliance TFI S.A.
- Cassa di Risparmio di Trieste Banca S.p.A.
- Xelion Sim S.p.A. (ex Unitrade Sim S.p.A.)

Following exclusion of Credito Fondiario e Industriale Fonspa S.p.A. from consolidation using the proportional method:

- Primass S.p.A.

Transfer among "Other principal equity investments" valued at cost:

- Cassa e Assicurazioni S.p.A. (in liquidation)
- Immobiliare Lombarda S.p.A
- Central Poland Fund LLC

Sales :

- Multitel S.p.A.
- Centrozap S.A.
- Rho 88 S.p.A.
- Findatasystem S.p.A.
- Risparmio Assicurazioni S.p.A.

The companies Trzeci Narodowy Fundusz Inwesticyjny S.A. and XI Narodowy Fundusz Inwesticyjny S.A. were merged with Jupiter NFI S.A., also valued using the equity method.

C. OTHER SIGNIFICANT EQUITY INVESTMENTS

In

Transfer to investments valued using the equity method:

- Cassa e Assicurazioni S.p.A. (in liquidation)
- Central Poland Fund LLC
- Immobiliare Lombarda S.p.A

Companies of Pekao Group:

- Hsw Fabryka Maszyn Sp.Zo.O.
- CPF Management
- BDK Consulting
- WAW PLZ Sp.Zo.o.
- Zaslaw ZpiN Sp.zo.o.

Out

Transfer to the area of equity investments consolidated using the full consolidation method:

- Credito Italiano S.p.A.

Following sale Credito Fondiario e Industriale Fonspa S.p.A.:

- Selezione Terza S.r.l.

Companies wound up or sold:

- CRT Services S.a.r.l. (in liquidation)
- Zaslaw Sp.Zo.O. (in liquidation)
- Rynex Sp.Zo.O.
- Build Ship Sp.Zo.o

Part A - Accounting Principles

Section 1 ILLUSTRATION OF ACCOUNTING PRINCIPLES

The Parent Company took steps to supply the necessary information to ensure a high level of consistency in its accounting policies, accounting principles followed and description of certain operating events.

The accounting principles adopted for this report are in line with those used in preparing the Consolidated Accounts at 31 December 1999.

In accordance with legal requirements, the balance sheet and the "off-balance-sheet" assets and liabilities are assessed separately; nevertheless, all related assets and liabilities are valued consistently.

They are in any case treated as related where hedging transactions exist.

1. Loans - Guarantees and Commitments

Loans

Loans are valued according to their presumed realisation value which, in addition to taking account of the market quotations, when available, is determined on the basis of:

a) the borrowers' solvency;

b) the difficulty of servicing the debt by the borrowers' countries of residence.

With regard to customers, the determination of the presumed realisation value is made on the basis of a careful assessment of all the elements that affect the progress of the relationships, in the light of information available on the equity, economic, and financial situation of the borrowers.

Account is also taken of the nature of the economic activity undertaken, of the level of risk of the category of credit ratings and of any guarantees given.

Among the various categories of "doubtful loans", there are the following:

- Non-performing loans, being the area of formally deteriorated loans, make up of the exposure to customers who are in a state of insolvency even if not legally certified or in equivalent situations; the assessment is made on an analytical basis;

- watchlist items, defined as the area of lending that involves relationships with parties who are experiencing temporary difficulties and who are expected to recover within a reasonable period; they are usually assessed on an all-in basis using historical and statistical data, or analytically if the particular circumstances make it advisable;

- loans to high-risk countries, i.e. to central authorities, banks or customers resident in countries that have difficulty in servicing their debt: they are written down on an all-in basis using percentages determined in a uniform manner across the Italian banking industry and which are subject to periodic review, both in terms of the countries to be included and of the amount of writedown to be applied; the all-in writedowns are supplemented by analytical adjustments if the particular circumstances make it advisable;

- *consolidated or restructured loans or loans subject to possible consolidation or restructuring represent* exposure to parties with whom agreements have been or are being entered into, providing for the granting of a moratorium on their debt payment and a simultaneous re-negotiation of the conditions at below-market rates, conversion of part of the loans into shares, and/or reductions of the principal amount; these are assessed analytically, including in the writedown the present value of the cost resulting from of any re-negotiated interest rate at below the expected rate to be paid on the associated funding.

Doubtful positions are identified by the individual managers responsible for the relationships – acting within the powers entrusted to them – who, should the occasion arise, have access to a point-scoring system that analyses the operational progress of the relationships.

At head office level in the individual banking companies a special team provides monitoring and supervision of the entire customer portfolio.

With regard to "performing loans" to customers, an all-in writedown is made for the positions in the entire loan portfolio or in those areas of economic activity that at the moment have a higher risk level (so-called "normal" risk).

Guarantees and Commitments

The guarantees given and commitments assumed that involve credit risks are recorded for the total amount of the commitment assumed and are valued using the same principles as those adopted for loans.

Any presumed losses arising from the valuation of guarantees and commitments are set against the appropriate reserve.

Should the reasons that led to the writedown, either of loans or of guarantees and commitments, fully or partially cease, then a suitable write-back is made.

2. Securities and "off-balance-sheet" transactions (other than those involving foreign currency)

2.1. Investment securities

Securities that constitute financial fixed assets are assessed at their purchase cost adjusted, where applicable, by the writedown needed to cover the permanent deterioration of the issuer's solvency as well as the ability by the country of residence of the latter to pay the debt, except when suitable guarantees are provided.

Should the reasons that led to the writedowns cease, then the latter are fully or partially cancelled.

The cost is determined on a rolling weighted average basis.

The purchase cost is adjusted by the portion accrued for the year of the issue discount or premium (net of the withholding tax accrued up to the application of Legislative Decree 239/96 where applicable) and by an equal amount of the (positive or negative) difference between such cost and the issue value of the securities.

2.2. Trading securities

Securities that do not constitute financial fixed assets are assessed:

a) at market value, if quoted on organised markets;

b) at either the purchase price or market value, whichever is the lower, if not quoted on organised markets.

The cost is determined on a rolling weighted average basis and is adjusted by the issue discount or premium amount accrued during the year (net of the withholding tax accrued up to the application of Legislative Decree 239/96 where applicable).

The market value is determined as follows:

a) for securities quoted on regulated markets in Italy or abroad by using the price quoted on the last day of the year if a significant share is covered by derivative contracts; in all other circumstances, by using the average prices quoted during the month of December;

b) for securities not quoted on regulated markets in Italy or abroad by using their presumed realisation value.

The latter value is determined by reference to:

- the market performance of securities with similar characteristics that are quoted on regulated markets in Italy or abroad;
- future cash flow discounting on the basis of expected market returns;
- the issuers' solvency;
- any difficulty in servicing the debt by the borrowers' countries of residence;
- any other elements that can be determined objectively.

2.3. "Off-balance-sheet" transactions

"Off-balance-sheet" transactions (other than those involving foreign currency) that constitute financial fixed assets are assessed at contract value whether these arise out of as yet unsettled spot or futures contracts on securities or for derivative contracts on an underlying security.

"Off-balance-sheet" transactions (other than those involving foreign currency) that do not constitute financial fixed assets are valued according to the following principles:

a) as yet unsettled spot or futures contracts on securities:

- where securities quoted on organised markets are concerned, at market value meaning the price determined at the end of the year on maturities corresponding to the transactions being assessed;
- where securities not quoted on organised markets are concerned, either at the contract value or the market value, whichever is the lower, in the case of a purchase, and at the greater of these two values in the case of a sale. To determine the market value, the principles set out in the section relating to valuation of unlisted "trading" securities as well as in the previous paragraph are used;

b) derivative contracts on an underlying security or linked to interest rates, indices or other assets:

- if held within composite trading portfolios they are valued at market, meaning:
  - for contracts quoted on organised markets, the relevant quotations;
  - for other contracts, the values obtained by using benchmarks quoted or available on information systems normally used at the international level and that therefore provide an objective assessment;
- if held for hedging purposes, they are treated in line with the assets or liabilities covered. Therefore:
  - if they are related to assets or liabilities that generate interest and are valued at cost/nominal value (e.g. deposits or investment securities), derivative contracts are also valued at cost and the margin/profits settled/accrued in the year are added to the revenues (charges) along with the interest according to a time distribution in line with that of the recording of the interest produced by the assets or liabilities covered where specific hedging is involved. Where the hedging is general, it depends on the duration of the contract (in this case, for futures and options on securities or interest rates reference is made to the duration – even if notional – of the underlying security; for forward rate agreements to the time period for which the interest margin is calculated);
  - if the assets or liabilities generate interest but are valued at market (e.g. trading securities portfolios):
- the settled/accrued margins are added to interest, with the exception of those for single flow contracts on underlying assets greater than one year (e.g. futures and options) which are, on the contrary, allocated to profits (losses) from dealing in securities and Forex;
  - derivative contracts are also subject to assessment only for the part of accruing margins and the results are added to profits (losses) from dealing in securities and Forex;
- finally, if the assets or liabilities hedged do not generate interest and are valued at market (e.g. equity securities), the hedging derivative contracts (options, futures) are also valued at market and the results are added to profits (losses) from dealing in securities and Forex.

3. Equity investments

Investments in companies subject to significant influence are reported in the consolidated balance sheet at a value determined by using the equity method, as described under "Consolidation principles and criteria".

Investments in companies for which the ownership share is below 20% of ordinary capital are valued at their purchase price adjusted, when appropriate, by the writedowns necessary to cover the loss of value considered permanent.

Should the reasons that led to the writedowns cease, then the latter are fully or partially cancelled.

Investments in subsidiaries whose total assets are not very significant or who do not operate in homogeneous sectors are valued at equity, whereas those subsidiaries subject to significant influence that are less important or intended to be sold are valued at cost.

4. Assets and liabilities in foreign currency (including "off-balance-sheet" transactions)

Assets and liabilities in foreign currency are valued at the spot exchange rate on the date applicable at the end of the year.
Financial fixed assets that are not hedged globally or specifically on the spot or futures market are valued at the exchange rate applicable on the date of their purchase.
Deposits in foreign currency against loans in Lit. covered by public guarantees on the exchange rate risk are held at the exchange rate applicable on the date the loans are taken out.

"Off-balance-sheet" foreign currency transactions are valued as follows:

- in the case of spot transactions to be settled, at the spot exchange rate applicable at the end of the year;

- in the case of forward transactions (outright or repos):
  - if they are carried out for trading purposes, at the forward exchange rate for corresponding maturities;
  - if they are carried out for hedging purposes, at the spot exchange rate applicable at the end of the year.

With regard to the latter, it is in fact considered, in line with the logic of determining forward prices, that they should be treated as financial transactions equivalent to deposits in foreign currencies and spot exchange rate transactions. The personnel involved, following this logic, handle the two risk components separately:

- the basis component, by systematically allocating it to the spot exchange rate position;
- the interest margins component, by showing it in a special position for profits, as for interest on deposits, according to where they belong.

All other off-balance-sheet transactions that are represented by derivative contracts are valued at market if held within composite trading portfolios or in line with covered assets or liabilities in the case of hedging contracts, based on the logic described under 2.3 b) above.

5. Tangible fixed assets

Tangible fixed assets are recorded at purchase price, including supplementary costs, plus any further incremental expenses, unless revaluations are required by law.

The cost of tangible fixed assets whose use is limited in time is systematically depreciated for every period in terms of their residual useful life.

The tangible fixed assets that at the end of the year are permanently below cost or below the value as determined above, are recorded at this lower value.

6. Intangible fixed assets

Goodwill is amortised over a period of five-to-ten accounting years.

The cost of patent rights and for the use of intellectual property, licence concessions, trade marks, rights and similar assets is systematically amortised for every year according to their residual useful life.

The start-up and expansion costs, research and development and other multi-year costs are amortised over a period not exceeding five years.

7. Other matters

Due to banks and customers and deposits received in administration are recorded in the Balance Sheet at their nominal value.

Securities issued, consisting of bonds, certificates of deposit and bankers' cheques are also recorded at their nominal value, whereas those represented by zero-coupon securities are recorded at their issue value plus the annual capitalisation of accrued interest.

Other assets include prepayments made as part of the collection activity for taxes that have not yet been collected, whereas other liabilities include the amounts of taxes collected but not yet paid to the tax authorities, including any prepayments received from taxpayers.

As was the case for the 1999 Accounts, account was taken of tax reductions provided for by Legislative Decree no. 153 of 17 May 1999, by applying a 12.5% rate to taxable income corresponding to the reserves that can be set aside each year in accordance with the aforementioned decree.

Deferred taxes

Receivables and payables of a fiscal nature, originating from various criteria that govern the determination of net income for the year, as against the criteria laid down in the tax regulations for determining taxable income, were reported insofar as misalignments of a temporary nature are concerned.

Assets for advance taxes are posted to the Balance Sheet if their recovery is reasonably certain, to be ascertained with reference to the size of the expected taxable income.

Liabilities for deferred taxes are posted to the Balance Sheet, unless there is little likelihood that they will be incurred.

Application procedures are described in Part B) – Notes to the Balance Sheet – Section 7 – Reserves.

Section 2 WRITEDOWNS AND TAX PROVISIONS

The provisions recorded by some companies of the Group exclusively in accordance with tax regulations were eliminated, and with them all correlated tax effects, by neutralising the effects both on the Profit and Loss Account for the year and the Balance Sheet of items posted in the previous years.

The effects on the Profit and Loss Account for the year, net of relevant taxes, amounted to Lit. 91.2 billion (of which 5.9 billion attributable to minority interests), while the effects relating to previous years posted directly to the Balance Sheet amounted, still net of the relevant tax impact, to Lit. 59.8 billion (of which 21.6 attributable to minority interests).

Section 1 LOANS

The loan portfolio amounted to **273,548,156** million - net of writedowns totalling 8,088,419 million - and according to counterparty category consists of the following:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
10. Cash and deposits with central banks and post offices	**2,353,230**	**2,432,837**	**2,200,496**
30. Loans to banks	**48,220,328**	**41,730,063**	**38,739,474**
40. Loans to customers	**222,974,598**	**205,234,356**	**196,680,800**
Total	**273,548,156**	**249,397,256**	**237,620,770**

1.1 Detail of item 30 "Loans to banks"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Loans to central banks	2,530,357	3,685,380	3,239,928
b) Bills eligible for re-financing With central banks	-	-	-
c) Loans for financial leasing contracts	435	8,613	8,613
d) Repos	22,321,177	11,905,604	11,900,505
e) Securities lending	12,353	60,785	60,785

1.2 Detail of item 40 "Loans to customers"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Bills eligible for re-financing with central banks	304,261	284,680	232,537
b) Loans for financial leasing contracts	12,054,529	9,974,090	9,974,090
c) Repos	11,141,653	19,399,822	19,398,770
d) Securities lending	194,647	135,834	135,834

1.3 Secured loans to customers

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Mortgages	**51,936,254**	**39,539,664**	**38,487,585**
b) Liens on:			
1. cash deposits	725,223	812,513	748,869
2. securities	4,003,254	3,802,735	3,705,089
3. other securities	4,833,822	4,178,272	3,658,799
	9,562,299	**8,793,520**	**8,112,757**
c) Guarantees from:			
1. governments	1,271,147	3,200,050	3,127,242
2. other public bodies	393,611	383,386	369,019
3. banks	790,265	660,353	643,389
4. other operators	38,301,970	29,077,596	27,600,579
	40,756,993	**33,321,385**	**31,740,229**
Total	**102,255,546**	**81,654,569**	**78,340,571**

1.4 Non-performing loans (including default interest)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
- Customers	3,881,594	4,264,760	4,184,178
- Banks	26,277	26,371	26,047
Total	**3,907,871**	**4,291,131**	**4,210,225**

1.5 Default interest loans

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Non-performing loans	177,822	224,931	190,677
b) Other loans	87,453	27,730	23,386

Composition of item 10 "Cash and deposits with central banks and post offices"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Notes and coins	2,248,443	2,057,021	1,863,597
Current accounts with Treasury, Postal Deposits Bank, Postal Savings Banks and Italian Exchange Office	34,646	15,092	12,677
Deposits with Bank of Italy and central banks	15,062	360,724	324,222
Other securities	55,079	-	-
Total	**2,353,230**	**2,432,837**	**2,200,496**

Composition of item 30 "Loans to banks"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) On demand:			
Deposits	1,168,100	1,118,908	537,371
Financing	1,803,614	336,506	319,748
Current accounts for services rendered	1,356,094	1,529,949	1,418,885
Bills discounted	28,810	5,669	5,669
Loans to central banks	1,283,047	128,198	-
Other transactions	338,190	359,341	179,158
	5,977,855	**3,478,571**	**2,460,831**
b) Other loans			
Loans to central banks	1,247,310	3,557,182	3,239,928
Loans for financial leasing contracts	435	8,613	8,613
Deposits	16,159,301	19,355,582	17,767,593
Financing	2,145,015	3,094,152	3,059,876
Non-performing loans	26,277	26,371	26,047
Repos	22,321,177	11,905,604	11,900,505
Securities lending	12,353	60,785	60,785
Bills discounted	48,068	27,354	27,354
of which: bills eligible for re-financing with central banks	-	-	-
Other individual categories	282,537	215,849	187,942
	42,242,473	**38,251,492**	**36,278,643**
Total	**48,220,328**	**41,730,063**	**38,739,474**

Composition of item 40 "Loans to customers"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Bills discounted	3,732,682	4,606,578	3,984,117
of which: bills eligible for re-financing with central banks	*304,261*	*284,680*	*232,537*
Loans for financial leasing contracts	12,054,529	9,974,090	9,974,090
Current accounts	44,038,853	45,608,489	43,310,746
Loans	61,424,579	57,596,410	54,491,637
Financing	34,626,414	24,268,128	22,661,911
Other loans	47,800,662	36,804,664	36,082,997
Non-performing loans	3,881,594	4,264,760	4,184,178
Repos	11,141,653	19,399,822	19,398,770
Securities lending	194,647	135,834	135,834
Factoring transactions	1,951,343	1,213,923	1,159,098
Other individual categories	2,127,642	1,361,658	1,297,422
Total	**222,974,598**	**205,234,356**	**196,680,800**

Loans to banks

Situation of loans and advances to banks

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	AMOUNTS AT 31.12.2000			AMOUNTS AT 31.12.1999 (PRO-FORMA)		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Doubtful loans	**205,093**	**81,901**	**123,192**	**409,222**	**227,705**	**181,517**
A.1. Non-performing loans	59,575	33,298	26,277	82,255	55,884	26,371
A.2. Watchlist	11,961	10,765	1,196	13,240	10,075	3,165
A.3. Loans subject to restructuring	-	-	-	-	-	-
A.4. Restructured loans	-	-	-	19,559	16,331	3,228
A.5. Unsecured loans to high-risk countries	133,557	37,838	95,719	294,168	145,415	148,753
B. Performing loans	**48,102,832**	**5,696**	**48,097,136**	**41,548,893**	**347**	**41,548,546**
Total (A+B)	**48,307,925**	**87,597**	**48,220,328**	**41,958,115**	**228,052**	**41,730,063**

Changes in doubtful loans to banks

(CONSOLIDATED AMOUNTS *IN MILLIONS OF LIT.)* REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**81,230**	**13,240**	**-**	**19,559**	**285,151**
A.1 of which: for default interest	*6,410*	-	-	-	*43*
Changes due to modified scope of consolidation and reclassifications	1,025	-	-	-	9,017
of which: for default interest	-	-	-	-	-
Initial gross exposure (pro forma)	**82,255**	**13,240**	**-**	**19,559**	**294,168**
of which: for default interest	*6,410*	-	-	-	*43*
B. Increases	**27,930**	**795**	**-**	**3,824**	**111,940**
B.1 inflows from performing loans	3,006	-	-	-	81,309
B.2 default interest	226	-	-	-	-
B.3 transfers from other categories of doubtful loans	3,756	-	-	-	-
B.4 other changes on the increase	20,942	795	-	3,824	30,631
C. Decreases	**50,610**	**2,074**	**-**	**23,383**	**272,551**
C.1 outflows to performing loans	1,126	-	-	-	28,998
C.2 cancellations	24,864	618	-	11,760	56,556
C.3 collections	-	1,439	-	11,623	114,568
C.4 realisation on disposals	-	-	-	-	-
C.5 transfers to other categories of doubtful loans	-	-	-	-	3,756
C.6 other changes on the decrease	24,620	17	-	-	68,673
D. Final gross exposure at 31.12.00	**59,575**	**11,961**	**-**	**-**	**133,557**
D.1 of which: default interest	*5,462*	-	-	-	*27*

Changes in total write downs of loans to banks

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) REASONS/CATEGORIES	NON-PERFORMING LOANS	WATCHLIST	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Total initial writedowns	**55,183**	**10,075**	**-**	**16,331**	**139,981**	**172**
of which: for default interest	*6,410*	-	-	-	*43*	-
Changes due to modified scope of consolidation and reclassifications	701	-	-	-	5,434	175
of which: for default interest	-	-	-	-	-	-
Total initial writedowns at (pro-forma)	**55,884**	**10,075**	**-**	**16,331**	**145,415**	**347**
of which: for default interest	*6,410*	-	-	-	*43*	-
B. Increases	**23,510**	**1,615**	**-**	**1,248**	**31,511**	**25,415**
B.1 writedowns	15,573	997	-	1,248	29,710	584
B.1.1. of which: for default interest	*219*	-	-	-	-	-
B.2 use of credit risk reserves	-	-	-	-	1,621	-
B.3 transfers from other categories of loans	1,963	618	-	-	-	-
B.4 other changes on the increase	5,974	-	-	-	180	24,831
C. Decreases	**46,096**	**925**	**-**	**17,579**	**139,088**	**20,066**
C.1 write-backs from valuation	10,042	296	-	-	22,697	19,917
C.1.1. of which: for default interest	-	-	-	-	-	-
C.2 write-backs due to collection	2	11	-	5,819	32,504	-
C.2.1. of which: for default interest	-	-	-	-	-	-
C.3 cancellations	24,864	618	-	11,760	56,556	-
C.4 transfers to other categories of loans	-	-	-	-	2,581	-
C.5 other changes	11,188	-	-	-	24,750	149
D. Total final writedowns at 31.12.2000	**33,298**	**10,765**	**-**	**-**	**37,838**	**5,696**
D.1 of which: default interest	*328*	-	-	-	*27*	*95*

Situation of net loans and advances to banks

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
A. Doubtful loans	123,192	181,517	177,610
A.1. Non-performing loans	26,277	26,371	26,047
A.2. Watchlist	1,196	3,165	3,165
A.3. Loans subject to restructuring	-	-	-
A.4. Restructured loans	-	3,228	3,228
A.5. Unsecured loans to countries at risk	95,719	148,753	145,170
B. Performing loans	48,097,136	41,548,546	38,561,864
Total (A+B)	48,220,328	41,730,063	38,739,474

Loans to customers

Situation of loans and advances to customers

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	AMOUNTS AT 31.12.2000			AMOUNTS AT 31.12.1999 (PRO-FORMA)		
	GROSS EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE
A. Doubtful loans	13,608,153	6,153,120	7,455,033	13,379,620	5,661,868	7,717,752
A.1. Non-performing loans	8,976,485	5,094,891	3,881,594	8,944,599	4,679,839	4,264,760
A.2. Watchlist	3,758,001	797,418	2,960,583	3,301,090	667,080	2,634,010
A.3. Loans subject to restructuring	10,297	4,924	5,373	57,053	4,597	52,456
A.4. Restructured loans	678,097	190,107	487,990	792,568	211,803	580,765
A.5. Unsecured loans to countries at risk	185,273	65,780	119,493	284,310	98,549	185,761
B. Performing loans	217,367,267	1,847,702	215,519,565	199,051,467	1,534,863	197,516,604
Total (A+B)	230,975,420	8,000,822	222,974,598	212,431,087	7,196,731	205,234,356

Changes in doubtful loans and advances to customers

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	NON-PERFORMING LOANS	WATCHLIST	LOANS SUBJECT TO RESTRUCTURING	PERFORMING LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**8,867,956**	**3,165,077**	**58,884**	**846,334**	**279,294**
Of which: for default interest	*2,279,685*	*76,713*	*3,248*	*2,204*	-
Changes due to modified area of consolidation and reclassifications	76,643	136,013	- 1,831	-53,766	5,016
Of which: for default interest	*- 8,101*	*- 7,419*	*- 2,915*	*- 1,185*	-
Initial gross exposure (pro-forma)	**8,944,599**	**3,301,090**	**57,053**	**792,568**	**284,310**
Of which: for default interest	*2,271,584*	*69,294*	*333*	*1,019*	-
B. Increases	**2,630,393**	**2,789,828**	**6,129**	**126,699**	**31,332**
B.1 inflows from performing loans	892,216	2,046,122	1,392	55,570	17,805
B.2 default interest	304,549	23,185	2	82	-
B.3 transfers from other categories of doubtful loans	808,090	49,504	3,863	35,059	-
B.4 other changes on the increase	625,538	671,017	872	35,988	13,527
C. Decreases	**2,598,507**	**2,332,917**	**52,885**	**241,170**	**130,369**
C.1 outflows to performing loans	79,758	455,070	12,951	11,978	51,531
C.2 cancellations	1,306,626	62,805	221	18,162	117
C.3 collections	930,771	854,900	1,844	110,148	78,424
C.4 realisation on disposals	131,572	14,932	-	-	-
C.5 transfers to other categories of doubtful loans	35,858	777,761	37,635	45,261	1
C.6 other changes on the decrease	113,922	167,449	234	55,621	296
D. Final gross exposure at 31.12.2000	**8,976,485**	**3,758,001**	**10,297**	**678,097**	**185,273**
D.1 of which: for default interest	*2,248,191*	*74,571*	*3*	*72*	-

Changes in total writedowns of loans to customers

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	NON-PERFORMING LOANS	WATCHLIST	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Total initial writedowns	**4,683,778**	**666,956**	**7,388**	**230,471**	**98,322**	**1,390,872**
Of which: for default interest	*2,089,008*	*65,172*	*3,014*	*1,805*	*-*	*400,124*
Changes due to modified scope of consolidation and reclassifications	- 3,939	124	- 2,791	- 18,668	227	143,991
Of which: for default interest	*- 42,355*	*- 8,882*	*- 3,004*	*- 1,235*	*-*	*2,741*
Total initial writedowns (pro-forma)	**4,679,839**	**667,080**	**4,597**	**211,803**	**98,549**	**1,534,863**
Of which: for default interest	*2,046,653*	*56,290*	*10*	*570*	*-*	*402,865*
B. Increases	**2,111,619**	**780,843**	**3,145**	**54,667**	**17,126**	**801,073**
B.1 Writedowns	1,522,087	702,669	2,145	33,456	16,967	695,666
B.1.1. of which: for default interest	*268,844*	*9,653*	*-*	*95*	*-*	*76,718*
B.2 Use of credit risk reserves	57,910	4,867	-	-	-	2,790
B.3 Transfers from other categories of loans	277,251	42,655	1,000	10,792	8	12,967
B.4 Other changes	254,371	30,652	-	10,419	151	89,650
C. Decreases	**1,696,567**	**650,505**	**2,818**	**76,363**	**49,895**	**488,234**
C.1 Write-backs from valuation	49,334	51,162	-	5,586	48,574	40,543
C.1.1. of which: for default interest	*1,836*	*-*	*-*	*-*	*-*	*-*
C.2 Write-backs from collection	263,402	230,460	197	25,399	76	127,560
C.2.1. of which: for default interest	*36,730*	*9,028*	*3*	*164*	*-*	*15,244*
C.3 Cancellations	1,306,405	62,420	221	18,162	117	163,175
C.4 Transfers to other categories of loans	15,489	178,072	2,376	12,948	402	135,386
C.5 Other changes on the decrease	61,937	128,391	24	14,268	726	21,570
D. Total final writedowns at 31.12.2000	**5,094,891**	**797,418**	**4,924**	**190,107**	**65,780**	**1,847,702**
D.1 of which: default interest	*2,075,503*	*63,929*	*-*	*57*	*-*	*403,067*

Situation of net loans and advances to customers

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
A. Doubtful loans	**7,455,033**	**7,717,752**	**7,530,630**
A.1. Non-performing loans	3,881,594	4,264,760	4,184,178
A.2. Watchlist	2,960,583	2,634,010	2,498,121
A.3. Loans subject to restructuring	5,373	52,456	51,496
A.4. Restructured loans	487,990	580,765	615,863
A.5. Unsecured loans to countries at risk	119,493	185,761	180,972
B. Performing loans	**215,519,565**	**197,516,604**	**189,150,170**
Total (A+B)	**222,974,598**	**205,234,356**	**196,680,800**

Section 2 SECURITIES

Investment and trading securities totalled **64,255,268** million, and are broken down as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
20. Treasury notes and similar securities eligible for refinancing at central banks	**8,404,716**	**10,688,868**	**9,826,831**
50. Bonds and other debt securities	**52,946,999**	**47,747,347**	**44,797,347**
60. Shares, interests and other equity securities	**2,903,553**	**2,377,728**	**2,279,953**
Total	**64.255.268**	**60,813,943**	**56,904,131**
of which: investment securities	*29.077.852*	*30,374,854*	*28,952,026*

For the policies used for the valuation of securities, see the information provided in the special paragraph under Accounting Policies.

2.1 Investment securities

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) ITEMS/VALUE	AMOUNTS AT 31.12.2000 BOOK VALUE	AMOUNTS AT 31.12.2000 MARKET VALUE	AMOUNTS AT 31.12.1999 (PRO-FORMA) BOOK VALUE	AMOUNTS AT 31.12.1999 (PRO-FORMA) MARKET VALUE	AMOUNTS AT 31.12.1999 BOOK VALUE	AMOUNTS AT 31.12.1999 MARKET VALUE
1. Debt securities	**29,015,711**	**30,056,338**	**30,371,354**	**31,258,383**	**28,952,026**	**29,861,881**
1.1 Government securities	12,750,339	13,903,104	15,615,209	16,625,083	15,107,188	16,138,994
- Listed	12,532,272	13,632,318	15,495,907	16,505,795	15,097,520	16,129,340
- Unlisted	218,067	270,786	119,302	119,288	9,668	9,654
1.2 Other securities	16,265,372	16,153,234	14,756,145	14,633,300	13,844,838	13,722,887
- Listed	7,187,766	7,062,207	6,661,668	6,609,669	6,470,490	6,419,251
- Unlisted	9,077,606	9,091,027	8,094,477	8,023,631	7,374,348	7,303,636
2. Variable-yield securities	**62,141**	**58,366**	**3,500**	**4,188**	-	-
- Listed	3,500	3,517	3,500	4,188	-	-
- Unlisted	58,641	54,849	-	-	-	-
Total	**29.077.852**	**30,114,704**	**30,374,854**	**31,262,571**	**28,952,026**	**29,861,881**

2.2 Changes in investment securities during the year

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

A. Beginning balance	**28,952,026**
Changes due to modification of scope of consolidation and reclassifications	1,422,828
A. Beginning balance (pro-forma)	**30,374,854**
B. Increases	**16,672,014**
B.1 Purchases	15,279,740
B.2 Write-backs	75,485
B.3 Transfers from trading securities	18,818
B.4 Other changes	1,297,971
C. Reductions	**17,969,016**
C.1 Sales	3,714,835
C.2 Redemptions	13,264,376
C.3 Writedowns	79,216
of which: permanent writedowns	*1,900*
C.4 Transfers to trading securities	3,304
C.5 Other changes	907,285
D. Ending balance	**29,077,852**

The characteristics, volumes and methods for the determination and movement of investment securities are approved by the Administrative Bodies of Group companies, bearing in mind the regulations of CONSOB and the Bank of Italy. This area also includes securities resulting from the restructuring of loans.

2.3 Trading securities

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) ITEMS/VALUE	AMOUNTS AT 31.12.2000 BOOK VALUE	AMOUNTS AT 31.12.2000 MARKET VALUE	AMOUNTS AT 31.12.1999 (PRO-FORMA) BOOK VALUE	AMOUNTS AT 31.12.1999 (PRO-FORMA) MARKET VALUE	AMOUNTS AT 31.12.1999 BOOK VALUE	AMOUNTS AT 31.12.1999 MARKET VALUE
1. Debt securities	**32,336,004**	**32,346,935**	**28,064,857**	**28,100,133**	**25,672,152**	**25,707,538**
1.1 Government securities	22,561,606	22,563,531	19,045,508	19,041,585	17,731,580	17,725,581
- Listed	22,557,799	22,559,623	18,862,673	18,858,742	17,728,497	17,722,497
- Unlisted	3,807	3,908	182,835	182,843	3,083	3,084
1.2 Other securities	9,774,398	9,783,404	9,019,349	9,058,548	7,940,572	7,981,957
- Listed	6,334,320	6,338,122	4,960,705	4,976,823	4,549,400	4,571,554
- Unlisted	3,440,078	3,445,282	4,058,644	4,081,725	3,391,172	3,410,403
2. Variable-yield securities	**2,841,412**	**2,842,478**	**2,374,232**	**2,391,290**	**2,279,953**	**2,296,670**
- Listed	2,795,011	2,795,457	2,250,867	2,260,844	2,234,234	2,243,905
- Unlisted	46,401	47,021	123,365	130,446	45,719	52,765
Total	**35,177,416**	**35,189,413**	**30,439,089**	**30,491,423**	**27,952,105**	**28,004,208**

2.4 Changes in trading securities during the year

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

A. Beginning balance	**27,952,105**
A.1 Changes due to modification of scope of consolidation and reclassifications	2,486,984
A. Beginning balance (pro-forma)	**30,439,089**
B. Increases	**734,568,815**
B.1 Purchases	726,685,011
- Debt securities	676,786,049
government securities	557,228,091
other securities	119,557,958
- Variable-yield securities	49,898,962
B.2 Write-backs and revaluations	493,135
B.3 Transfers from investment securities	3,304
B.4 Other changes	7,387,365
C. Reductions	**729,830,488**
C.1 Sales and redemptions	727,366,020
- Debt securities	678,010,600
government securities	558,744,534
other securities	119,266,066
- Variable-yield securities	49,355,420
C.2 Writedowns	630,523
C.3 Transfers to investment securities	18,818
C.4 Other changes	1,815,127
D. Ending balance	**35,177,416**

Section 3 EQUITY INVESTMENTS

Equity investments in companies not consolidated on a line-by-line or proportional basis totalled **3,030,883** million, net of writedowns of 221,256 million, of which 66,338 million were posted during the current year, and were broken down as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
70. Equity investments	2,683,809	1,985,073	2,013,374
80. Equity investments in Group companies	347,074	94,305	94,305
Total	3,030,883	2,079,378	2,107,679

3.1 Major equity investments

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	HEAD QUAR-TERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET INCOME/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	EQUITY INVESTMENT RELATIONSHIP % HELD	VOTING RIGHTS (%) AT ORDINARY SHAREHOLDERS' MEETINGS	BOOK VALUE
A. Companies included in consolidation								
A.1 Line-by-line method								
1) UNICREDITO ITALIANO S.p.A.	Genoa				Parent Company			
2) BANCA CRT S.p.A.	Turin	1	2,730,558	456,784	A1.1	100.00	100.00	XXXX
3) CARIVERONA BANCA S.p.A.	Verona	1	3,637,871	624,292	A1.1	99.75	99.75	XXXX
4) CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A.	Trento	1	638,849	55,647	A1.1	96.82	96.77	XXXX
5) CASSA DI RISPARMIO DI TRIESTE BANCA S.p.A.	Trieste	1	414,064	19,422	A1.1	79.55	79.55	XXXX
6) CASSAMARCA S.p.A.	Treviso	1	488,838	100,181	A1.1	100.00	100.00	XXXX
7) CREDITO ITALIANO S.p.A.	Genoa	1	4,047,439	1,046,220	A1.1	100.00	100.00	XXXX
8) MEDIOCREDITO DELL'UMBRIA S.p.A.	Perugia	1	196,238	152	A1.1	0.01	0.01	XXXX
					A1.13	53.70	53.70	
					A1.9	11.01	11.01	
9) ROLO BANCA 1473 S.p.A.	Bologna	1	5,742,702	950,064	A1.1	18.87	18.87	XXXX
					A1.28	42.45	42.45	XXXX
10) UNICREDIT BANCA MOBILIARE S.p.A.	Milan	1	751,529	301,607	A1.1	100.00	100.00	XXXX
11) BANCA MEDIOCREDITO S.p.A.	Turin	1	626,987	8,204	A1.2	63.26	63.26	
					A1.3	0.20	0.20	XXXX
12) MEDIOVENEZIE BANCA S.p.A	Verona	1	166,341	25,277	A1.3	97.60	99.78	XXXX
13) BANCA DELL'UMBRIA 1462 S.p.A	Perugia	1	417,778	681	A1.9	71.77	71.77	XXXX
14) CASSA DI RISPARMIO DI CARPI S.p.A	Carpi	1	254,715	14,707	A1.9	73.81	73.81	XXXX
15) BANQUE MONEGASQUE DE GESTION S.A.	Monaco (Montecarlo)	1	29,211	8,700	A1.1	100.00	100.00	XXXX
16) BANK PEKAO S.A. – GRUPA PEKAO S.A.	Warsaw	1	2,776,717	383,859	A1.1.	53.17	53.17	XXXX
17) BULBANK A.D.	Sofia	1	597,215	158,588	A1.1	93.00	93.00	XXXX

3.1 Major equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	HEAD QUARTERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET INCOME/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	% HELD	VOTING RIGHTS (%) AT ORDINARY SHAREHOLDERS' MEETINGS	BOOK VALUE
18) POL'NOBANKA A.D.	Bratislava	1	33,257	-48,455	A1.1	83.16	83.16	XXXX
19) SPLITSKA BANKA D.D.	Split	1	139,800	11,942	A1.1	62.59	62.59	XXXX
20) UNICREDIT FINANCE COPORATION LIMITED	Nassau	1	119,404	8,524	A1.1	100.00	100.00	XXXX
21) UNICREDIT (SUISSE) BANK S.A.	Lugano	1	26,274	2,172	A1.1	100.00	100.00	XXXX
22) UNICREDITO ITALIANO BANK (IRELAND) Plc	Dublin	1	831,202	30,656	A1.1	100.00	100.00	XXXX
23) BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A.	Borgo Maggiore (San Marino)	1	164,434	37,593	A1.9	85.65	85.65	XXXX
24) CASSA DI RISPARMIO DI TRIESTE BANCA D.D.	Zagreb	1	36,684	4,006	A1.5	83.95	83.95	XXXX
25) BANK DEPOZYTOWO-KREDYTOWY (UKRAINA) Ltd	Luck	1	18,173	55,074	A1.16	35.00	35.00	XXXX
					A1.65	35.00	35.00	
26) BANK POLSKA KASA OPIEKI TEL-AVIV Ltd	Tel Aviv	1	13,771	319	A1.16	99.99	99.99	XXXX
27) CORDUSIO Società Fiduciaria per Azioni	Milan	1	4,104	1.505	A1.1	100.00	100.00	XXXX
28) CREDIT CARIMONTE S.p.A.	Modena	1	2,623,106	340,537	A1.1	51.00	51.00	XXXX
29) CREDITRAS PREVIDENZA – Società per Azioni di Intermediazione Mobiliare	Milan	4	5,856	-311	A1.1	50.00	50.00	XXXX
30) FIDITALIA S.p.A.	Milan	4	87,758	-72,137	A1.1	50.00	50.00	XXXX
31) GESTICREDIT S.G.R.p.A.	Milan	1	79,640	23,346	A1.1	100.00	100.00	XXXX
32) LOCAT S.p.A.	Bologna	1	511,356	78,062	A1.1	54.52	54.52	XXXX
					A1.2	8.82	8.82	
					A1.3	1.73	1.73	
					A1.9	23.30	23.30	
33) PIONEER INVESTMENT MANAGEMENT S.G.R.p.A.	Milan	1	34,608	2,970	A1.1	65.00	65.00	XXXX
					A1.9	35.00	35.00	
34) UNICREDITSIM Società per Azioni di Intermediazione Mobiliare	Milan	1	47,233	6,861	A1.1	57.59	57.59	XXXX
					A1.2	42.41	42.41	
35) UNICREDIT FACTORING S.p.A.	Milan	1	60,069	3,980	A1.1	66.67	66.67	XXXX
					A1.9	33.33	33.33	
36) UNICREDIT IMPRESE S.p.A. (formerly COMEBA S.p.A.)	Milan	1	6,472	680	A1.1	100.00	100.00	XXXX
37) UNIRISCOSSIONI S.p.A.	Turin	1	12,156	3,497	A1.1	100.00	100.00	XXXX
38) XELION SIM S.p.A.	Milan	1	35,278	- 63,723	A1.1	100.00	100.00	XXXX
39) ESAMARCA S.p.A.	Treviso	1	3,216	28	A1.6	100.00	100.00	XXXX
40) FIDA SIM S.p.A.	Turin	1	77,414	5.040	A1.2	100.00	100.00	XXXX
41) FRT – FIDUCIARIA RISPARMIO TURIN SIM S.p.A.	Turin	1	12.366	7,943	A1.40	100.00	100.00	XXXX
42) FONDINVEST RISPARMIO S.G.R.p.A.	Turin	1	48,746	18,604	A1.2	86.96	86.96	XXXX
					A1.40	13.04	13.04	
43) GRIFOFACTOR S.p.A.	Perugia	1	- 381	- 4,930	A1.13	60.00	60.00	XXXX

3.1 *Major equity investments (continued)*

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

NAME	HEAD QUAR-TERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET INCOME/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	% HELD	VOTING RIGHTS (%) AT ORDINARY SHAREHOLDERS' MEETINGS	BOOK VALUE
44) GESPRO S.p.A.	Modena	1	5,596	1,155	A1.9	68.00	68.00	XXXX
					A1.14	15.00	15.00	
					A1.37	17.00	17.00	
45) GESTIVENETO S.G.R.p.A.	Verona	1	29,219	4,604	A1.3	100.00	100.00	XXXX
46) ROLOFOND S.G.R.p.A.	Bologna	1	35,039	10,933	A1.9	100.00	100.00	XXXX
47) SOGEFACTOR S.r.l.	Milan	1	- 3,599	- 7,895	A1.30	100.00	100.00	XXXX
48) S+R Investimenti e Gestioni S.G.R.p.A.	Milan	1	8,897	254	A1.9	100.00	100.00	XXXX
49) GESTIVENETO LUXEMBOURG S.A.	Luxembourg	1	432	14	A1.1	100.00	100.00	XXXX
50) PIONEER INVESTMENT MANAGEMENT S.A.	Luxembourg	1	62,748	62,420	A1.1	100.00	100.00	XXXX
51) PIONEER INVESTMENT MANAGEMENT Ltd.	Dublin	1	298,927	268,927	A1.1	65.00	65.00	XXXX
					A1.9	35.00	35.00	
52) PIONEER INVESTMENT MANAGEMENT USA Inc.	Boston	1	2,171,750	301,987	A1.1	67.00	67.00	XXXX
					A1.9	33.00	33.00	
53) TYRERESCOM Ltd.	Dublin	1	50,122	2,421	A1.1	100.00	100.00	XXXX
54) UNICREDITO ITALIANO FUNDING LLC I	Dover	1	2	-	A1.1	100.00	100.00	XXXX
55) UNICREDITO ITALIANO FUNDING LLC II	Dover	1	2	-	A1.1	100.00	100.00	XXXX
56) UNICREDITO ITALIANO CAPITAL TRUST I	Newark	1	2	-	A1.1	100.00	100.00	XXXX
57) UNICREDITO ITALIANO CAPITAL TRUST II	Newark	1	2	-	A1.1	100.00	100.00	XXXX
58) UNICREDIT DELAWARE Inc.	Dover	1	209	20	A1.1	100.00	100.00	XXXX
59) CARIVERONA IRELAND Ltd.	Dublin	1	416,406	16,337	A1.3	75.00	75.00	XXXX
					A1.6	25.00	25.00	
60) CRTRIESTE IRELAND Ltd.	Dublin	1	76,142	2,156	A1.5	99.99	99.99	XXXX
					A1.24	0.01	0.01	
61) ROLO INTERNATIONAL ASSET MANAGEMENT S.A. (RIAM)	Luxembourg	1	58,202	53,845	A1.9	99.00	99.00	XXXX
62) CENTRALNY DOM MAKLERSKI GRUPY PEKAO S.A. SPOLKA AKCYJNA	Warsaw	1	116,851	18,102	A1.16	100.00	100.00	XXXX
63) PEKAO/ALLIANCE PTE S.A.	Warsaw	1	8,128	- 991	A1.16	100.00	100.00	XXXX
64) PEKAO/ALLIANCE TFI	Warsaw	1	2,025	-	A1.68	100.00	100.00	XXXX
65) PEKAO FAKTORING Sp.Zo.o	Lublin	1	17,947	- 488	A1.16	100.00	100.00	XXXX
66) PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o	Lodz	1	34,827	1.112	A1.16	100.00	100.00	XXXX
67) PEKAO LEASING Sp.Zo.o	Warsaw	1	- 7,257	- 1,587	A1.16	100.00	100.00	XXXX
68) PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	Warsaw	1	5,777	-	A1.16	49.00	49.00	XXXX
					A1.52	51.00	51.00	
69) PIONEER CZECH FINANCIAL COMPANY Sro	Prague	1	- 420	- 414	A1.76	100.00	100.00	XXXX
70) PIONEER CZECH INVESTMENT COMPANY A.S.	Prague	1	1,230	281	A1.76	100.00	100.00	XXXX
71) PIONEER FINANCIAL SERVICES Sp.Zo.o	Warsaw	1	2,722	12	A1.76	100.00	100.00	XXXX
72) PIONEER FIRST POLISH INVESTMENT FUND S.A.	Warsaw	1	3,979	233	A1.76	100.00	100.00	XXXX
73) PIONEER FONDS MARKETING GMBH	Munich	1	1,760	- 291	A1.74	100.00	100.00	XXXX
74) PIONEER FUNDS DISTRIBUTOR INC.	Boston	1	136,357	- 664	A1.52	100.00	100.00	XXXX

3.1 Major equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

NAME	HEAD QUAR-TERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET INCOME/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	% HELD	VOTING RIGHTS (%) AT ORDINARY SHAREHOLDERS' MEETINGS	BOOK VALUE
75) PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd	Hamilton	1	77	- 96	A1.74	100.00	100.00	XXXX
76) PIONEER INTERNATIONAL Corp.	Wilmington	1	5,885	- 69	A1.52	100.00	100.00	XXXX
77) PIONEER INVESTMENT MANAGEMENT Inc.	Wilmington	1	2,802,464	- 49.559	A1.52	100.00	100.00	XXXX
78) PIONEER MANAGEMENT (IRELAND) Ltd	Dublin	1	5,735	- 2.915	A1.52	100.00	100.00	XXXX
79) PIONEERING SERVICES CORP.	Boston	1	57,672	2,713	A1.52	100.00	100.00	XXXX
80) UNICREDIT PRODUZIONI ACCENTRATE	Milan	1	4,657	- 297	A1.1	88.00	88.00	XXXX
Società Consortile per azioni					A1.2	3.00	3.00	
					A1.3	3.00	3.00	
					A1.6	3.00	3.00	
					A1.9	3.00	3.00	
81) UNICREDIT SERVIZI INFORMATIVI	Milan	1	35,800	93	A1.1	88.00	88.00	XXXX
Società Consortile per azioni					A1.2	3.00	3.00	
					A1.3	3.00	3.00	
					A1.6	3.00	3.00	
					A1.9	3.00	3.00	
82) QUERCIA SOFTWARE S.p.A.	Verona	1	6,095	5,143	A1.3	100.00	100.00	XXXX
83) TRIVIMM S.p.A.	Verona	1	3,285	35	A1.3	18.00	18.00	XXXX
					A1.5	4.00	4.00	
					A1.6	7.00	7.00	
					A1.12	48.00	48.00	
84) PIONEER PLANS CORPORATION	Wilmington	1	- 243	-	A1.52	100.00	100.00	XXXX
B. Equity investments consolidated using the net equity method								
1) AGROCONS CENTRUM A.S.	Bratislava	1	1,233	- 316	A1.18	82.76	82.76	XXXX
2) BANCA DI BERGAMO S.p.A.	Bergamo	1	195,670	215	A1.1	90.34	90.34	XXXX
3) BROKER CREDIT S.p.A.	Milan	1	2,722	337	A1.1	100.00	100.00	XXXX
4) COMMERCIAL UNION VITA S.p.A.	Milan	8	189,010	44,624	A1.1	45.00	45.00	XXXX
5) CREDITO ITALIANO INTERNATIONAL SERVICES (C.I.I.S) S.r.l.	Rome	1	34	-16	A1.1	90.00	90.00	XXXX
6) CREDITRAS ASSICURAZIONI S.p.A.	Milan	8	15,193	2,529	A1.1	50.00	50.00	XXXX
7) CREDITRAS VITA S.p.A.	Milan	8	95,718	5,775	A1.1	50.00	50.00	XXXX
8) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd	Dublin	1	12,764	7,769	A1.1	100.00	100.00	XXXX
9) PIONEER FUNDS MANAGEMENT Ltd	Dublin	1	3,102	24	A1.1	100.00	100.00	XXXX
10) EURO CAPITAL STRUCTURES Ltd	Dublin	1	4,225	3,158	A1.10	100.00	100.00	XXXX
11) FIDIA – Fondo Interbancario d'Investimento Azionario S.p.A.	Milan	8	31,200	64	A1.1	25.00	25.00	XXXX
12) IMMOCRI S.p.A.	Rome	8	108,398	- 24,456	A1.2	39.93	39.93	XXXX
					A1.3	2.60	2.60	
					A1.4	0.78	0.78	
					A1.5	1.42	1.42	
					A1.6	0.57	0.57	
13) KOTHARI PIONEER AMC. Limited	Chennai	8	7,075	755	A1.52	47.76	47.76	XXXX

3.1 Major equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

NAME	HEAD QUARTERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET INCOME/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	EQUITY INVESTMENT RELATIONSHIP % HELD	VOTING RIGHTS (%) AT ORDINARY SHAREHOLDERS' MEETINGS	BOOK VALUE
14) PIONEER NATIONWIDE Sp.Zo.o	Warsaw	8	3,121	-	A1.52	30.00	30.00	XXXX
15) PIONEER UNIVERSAL PENSION FUND CO.	Warsaw	1	61,962	-15	A1.52	70.00	70.00	XXXX
16) PROMINVESTMENT S.p.A.	Rome	8	1,699	60	A1.1	25.00	25.00	XXXX
17) SB TRADE d.o.o.	Split	1	591	-151	A1.19	100.00	100.00	XXXX
18) SEBI S.p.A.	Perugia	1	84	-119	A1.13	51.00	51.00	XXXX
19) S.T.T. S.p.A.	Verona	8	10,978	740	A1.1	3.00	3.00	XXXX
					A1.2	14.00	14.00	
					A1.3	12.00	12.00	
					A1.5	2.00	2.00	
					A1.6	3.00	3.00	
20) UNICREDITASSICURA S.r.l.	Milan	1	738	417	A1.1	100.00	100.00	XXXX
21) UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A.	Luxembourg	1	5,152	4,946	A1.1	100.00	100.00	XXXX
22) UNICREDIT CONSULTING S.r.l.	Milan	1	142	4	A1.1	100.00	100.00	XXXX
23) BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A.	Savigliano (CN)	8	106,414	6,015	A1.2	31.01	31.01	XXXX
24) Bank Handlowy International S.A.	Luxembourg	1	694,462	-	A1.16	21.63	21.63	XXXX
25) BDK Daewoo Leasing Sp.Zo.o.	Lublin	8	13,169	3,460	A1.16	50.00	50.00	XXXX
26) Conzorzio CA.RI.CE.SE	Bologna	8	3,143	-	A1.1	9.59	9.59	XXXX
					A1.2	0.07	0.07	
					A1.13	0.03	0.03	
					A1.3	0.07	0.07	
					A1.4	0.07	0.07	
					A1.6	0.07	0.07	
					A1.7	0.07	0.07	
					A1.9	23.92	23.92	
					A1.23	0.17	0.17	
27) CASSA DI RISPARMIO DI BRA S.p.A.	Bra (CN)	8	83,843	4,136	A1.2	31.02	31.02	XXXX
28) CASSA DI RISPARMIO DI FOSSANO S.p.A.	Fossano (CN)	8	134,975	5,000	A1.2	23.08	23.08	XXXX
29) CASSA DI RISPARMIO DI SALUZZO S.p.A.	Saluzzo (CN)	8	12,127	9,508	A1.2	31.02	31.02	XXXX
30) CASSE E ASSICURAZIONI VITA S.p.A.	Verona	8	57,534	14,977	A1.3	40.00	40.00	XXXX
					A1.6	10.00	10.00	
31) DUERREVITA S.p.A.	Bologna	8	155,139	- 5,766	A1.9	50.00	50.00	XXXX
32) GRIFO INSURANCE BROKERS S.r.l.	Perugia	8	473	9	A1.13	36.43	36.43	XXXX
					A1.8	1.98	1.98	
33) LISEURO S.p.A.	Udine	8	6,342	1,173	A1.5	35.11	35.11	XXXX
34) Mitteleuropaische Handelsbank AG	Francoforte	8	57,943	3,758	A1.16	29.99	29.99	XXXX
35) PEKAO DEVELOPMENT Sp.Zo.o.	Lodz	1	- 2,021	- 11,567	A1.16	100.00	100.00	XXXX
36) PEKAO FINANCIAL SERVICES Sp.Zo.o.	Warsaw	1	- 603	- 2,066	A1.16	100.00	100.00	XXXX
37) PEKAO INFORMATYKA Sp.Zo.o.	Lodz	1	640	398	A1.16	100.00	100.00	XXXX
38) PEKAO TRADING COMPANY (CANADA) Ltd.	Toronto	1	1,194	- 32	A1.16	100.00	100.00	XXXX

3.1 Major equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

NAME	HEAD QUARTERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET INCOME/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	% HELD	VOTING RIGHTS (%) AT ORDINARY SHAREHOLDERS' MEETINGS	BOOK VALUE
39) PEKAO TRADING CORPORATION S.A.	New York	1	1,903	-43	A1.16	100.00	100.00	XXXX
40) RISPARMIO VITA ASSICURAZIONI S.p.A.	Turin	8	29,945	25,439	A1.2	50.00	50.00	XXXX
41) SOCIETA' FRIULANA ESAZIONE TRIBUTI S.F.E.T. S.p.A.	Udine	8	8,991	841	A1.9	33.33	33.33	XXXX
42) SOCIETE ANONYME DE GESTION FINANCIERE – SAGEFI	Monaco (Montecarlo)	1	157	1	A1.15	90.00	90.00	XXXX
43) SOCIETE CIVILE IMMOBILIERE CORDUSIO	Montecarlo	1	7,689	1,957	A1.15	100.00	100.00	XXXX
44) S.S.I.S. SOCIETA' SERVIZI INFORMATICI SAMMARINESE S.p.A.	Borgo Maggiore (S. Marino)	8	989	16	A1.23	50.00	50.00	XXXX
45) TRINITY MANAGEMENT Sp.Zo.o.	Warsaw	8	2,595	981	A1.16	50.00	50.00	XXXX
46) VERISPARMIO GES.TRI. S.p.A.	Verona	1	1,340	8	A1.3	100.00	100.00	XXXX
47) JUPITER NFI S.A.	Warsaw	8	239,070	4,411	A1.16	32.43	32.43	XXXX
C. Other major equity investments								
1) AGROINVEST FPS (in liquidation)	Bratislava	1	-	-	A1.18	100.00	100.00	-
2) AUGES S.P.A. SIM (in liquidation)	Verona	1	515	15	A1.1	7.77	7.77	38
					A1.3	92.23	92.23	456
3) BALDINI E CASTOLDI S.p.A.	Milan	8	588	95	A1.1	30.00	30.00	3.001
4) IMMOBILIARE LOMBARDA S.p.A.	Milan	8	459,675	-18,979	A1.7	19.81	20.89	67.120
5) LA COMPAGNIE FIDUCIAIRE S.p.A. (in liquidation)	Milan	8	76	- 59	A1.1	30.00	30.00	-
6) ARGENTEA S.p.A.	Trento	8	957	12	A1.4	26.00	26.00	140
7) Autostrada BS-VR-VI-PD S.p.A.	Verona	8	533,342	32,129	A1.3	20.30	20.30	-
8) CONRIT SERVIZI S.r.l.	Turin	1	-3	-2	A1.37	100.00	100.00	40
9) CASSA DI LIQUIDAZIONE E GARANZIA S.p.A.	Trieste	8	2,849	54	A1.5	24.61	24.61	386
10) CASSA E ASSICURAZIONI S.p.A. (in liquidation)	Verona	1	532	127	A1.3	65.00	65.00	276
11) ENTE AUTONOMO PER LE FIERE DI VERONA	Verona	8	49,542	1,098	A1.3	22.16	22.16	3.261
12) INIZIATIVE URBANE S.p.A.	Trento	8	17,827	-147	A1.4	27.78	27.78	5.000
13) LITCORP Ltd (in liquidation)	Londra	1	1	-	A1.2	100.00	100.00	1.090
14) LOCAT RENT S.p.A	Milan	8	93	- 2,812	A1.32	50.00	50.00	4.840
15) PROGETTO CITY CARD S.p.A. (in liquidation)	Bologna	8	27	-244	A1.9	24.50	24.50	-
16) RI.PO. S.r.l.	Turin	1	1,335	-12,196	A1.11	99.99	99.99	999
17) SERIN S.r.l.	Trento	8	169	3	A1.4	20.00	20.00	38
18) S.T.O.A. SOCIETÀ TRIVENETA PER L'ORGANIZZAZIONE E L'AUTOMAZIONE S.p.A.	Venezia	8	323	- 47	A1.3	11.11	11.11	3
					A1.6	11.11	11.11	
19) TCD – TriesteCittàDigitale S.p.A.	Trieste	8	3,524	-	A1.5	30.00	30.00	151
20) CENTRAL POLAND FUND LLC	Wilmington	1	6,068	- 373	A1.16	53.19	53.19	9.002
21) CPF MANAGEMENT	British Virgin Island	8	..	-	A1.16	40.00	40.00	-
22) DRUKBANK Sp.Zo.o.	Zamosc	1	7,281	- 47	A1.16	100.00	100.00	5.341

3.1 Major equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	HEAD QUARTERS	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET INCOME/ LOSS	EQUITY INVESTMENT RELATIONSHIP PARENT COMPANY	% HELD	VOTING RIGHTS (%) AT ORDINARY SHAREHOLDERS' MEETINGS	BOOK VALUE
23) FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.	Czarnkow	8	5,073	230	A1.66	23.81	23.81	674
24) GRUPA INWESTYCYJNA NYWING Sp.Zo.o.	Warsaw	8	3,297	269	A1.16	24.60	24.60	186
25) KRAJOWA IZBA ROZLICZENIOWA S.A.	Warsaw	8	14,247	1,461	A1.16	22.96	22.96	629
26) LANNEN POLSKA Sp.Zo.o.	Tolkmicko	8	6,530	- 3,687	A1.66	50.00	50.00	3.569
27) LUBELSKA KORPORACJA KOMUNIKACIJNA Sp.Zo.o.	Lublin	1	1,472	- 376	A1.67	58.50	58.50	-
28) MARIVATURIST d.d.	Makarska	1	1,098	- 31	A1.19	81.75	81.75	769
29) PEKAO/ALLIANCE CAPITAL MANAGEMENT S.A.	Warsaw	1	1,734	-127	A1.16	100.00	100.00	-
30) PEKAO DELTA TRADING COMPANY PTY. Ltd.	Sydney	1	- 898	- 26	A1.16	89.50	89.50	-
31) PEKAO IMMOBILIER SARL	Parigi	1	31	454	A1.16	100.00	100.00	15
32) PEKAO OCHRONA Sp.Zo.o.	Warsaw	1	7,197	-1,956	A1.16	100.00	100.00	8.401
33) P.K.O. TRADING CORPORATION	New York	1	1	-	A1.16	100.00	100.00	4
34) PIONEER GLOBAL ASSET MANAGEMENT S.p.A.	Milan	1	201	-	A1.1	66.60	66.60	67
					A1.9	33.40	33.40	134
35) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.	Milan	1	3,873	-	A1.1	100.00	100.00	3.873
36) POLCARD S.A.	Warsaw	8	15,316	6,095	A1.16	29.70	29.70	1.026
37) POLSKI LEASING PRZEMYSLOWY S.A.	Warsaw	8	4,669	2	A1.16	24.88	24.88	1.006
38) PRACOWNICZE TOWARZYSTWO ENERYTALNE S.A.	Warsaw	1	50	-	A1.62	100.00	100.00	50
39) SRP INVESTMENT Sp.Zo.o. (in liquidation)	Lublin	8	1	241	A1.16	50.00	50.00	-
40) SRPBG Sp.Zo.o.	Lodz	1	2,522	-1,357	A1.16	95.00	95.00	-
41) SYRENA INTERNATIONAL Sp.Zo.o.	Warsaw	8	- 75,017	-112	A1.16	37.50	37.50	128
42) TOMTEX S.A.	Tomaszów Mazowiecki	8	8,776	- 659	A1.66	21.54	21.54	168
43) TRADINGLAB BANCA S.p.A.	Milan	1	94,151	739	A1.10	100.00	100.00	93.412
44) WAW PZL Sp.Zo.o.	Mielec	8	-	-	A1.66	41.34	41.34	948
45) WLOKNINA Sp.Zo.o.	Zdunska Wola	8	873	-32	A1.66	33.33	33.33	302
46) WYTWORNIA SILNIKOW PZL-MIELEC Sp.Zo.o.	Mielec	8	7,099	- 2,922	A1.66	39.45	39.45	1.222
47) HSW FABRYKA MASZYN Sp.Zo.o.	Janov Lubelski	8	8,908	- 512	A1.66	34.22	34.22	4.188
48) ZASLAW ZPIN Sp.Zo.o.	Zagorz	1	422	-1,408	A1.65	86.37	86.37	-
49) ZPC SWIDNIK Sp.Zo.o.	Swidnik	8	2,335	-194	A1.66	26.81	35.97	205
50) ZWOLTEX S.A.	Zdunska Wola	8	26.996	39	A1.66	41.31	41.31	2.974

3.2 Assets and liabilities arising from intra-group transactions

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	AMOUNTS AT 31.12.2000	31.12.1999
a) Assets		
1. Loans to banks	7,924	-
of which: subordinated loans	-	-
2. Loans to financial institutions	2,977	4,051
of which: subordinated loans	-	-
3. Loans to other customers	100,549	107,898
of which: subordinated loans	-	-
4. Bonds and other debt securities	-	-
of which: subordinated loans	-	-
Total Assets	**111,450**	**111,949**
b) Liabilities		
1. Due to banks	113,360	-
2. Due to financial institutions	7,405	10,048
3. Due to other customers	55,085	105,336
4. Securities in issue	-	-
5. Subordinated debt	-	-
Total liabilities	**175,850**	**115,384**
c) Guarantees and commitments		
1. Guarantees given	83,057	47.404
2. Commitments	2,108	32
Total guarantees and commitments	**85,165**	**47,436**

The balances for the above items are for unconsolidated Group companies.

3.3 Assets and liabilities arising from transactions with subsidiaries *(other than Group companies)*

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	AMOUNTS AT 31.12.2000	31.12.1999
a) Assets		
1. Loans to banks	2,289,675	4,296,581
of which: subordinated loans	-	-
2. Loans to financial institutions	2,282,869	1,926,216
of which: subordinated loans	-	-
3. Loans to other customers	1,215,147	534,114
of which: subordinated loans	-	-
4. Bonds and other debt securities	809,949	1,076,619
of which: subordinated loans	-	-
Total assets	**6,597,640**	**7,833,530**
b) Liabilities		
1. Due to banks	870,770	803,166
2. *Due to financial institutions*	254,270	268,007
3. Due to other customers	557,248	483,153
4. Securities in issue	25,172	20,000
5. Subordinated debt	-	-
Total liabilities	**1.707.460**	**1,574,326**
c) Guarantees and commitments		
1. Guarantees given	1,228,870	80,721
2. Commitments	563,559	411,269
Total guarantees and commitments	**1,792,429**	**491,990**

3.4 Composition of Item 70 "Equity Investments"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
a) Banks	**1,240,810**	**1,120,649**	**1,170,797**
1. Listed	919,962	674,400	672,244
2. Unlisted	320,848	446,249	498,553
b) Financial institutions	**447,267**	**355,768**	**334,298**
1. Listed	15,311	102,403	101,929
2. Unlisted	431,956	253,365	232,369
c) Other	**995,732**	**508,656**	**508,279**
1. Listed	142,769	111,893	135,339
2. Unlisted	852,963	396,763	372,940
Total for item 70	2,683,809	1,985,073	2,013,374

3.5 Composition of Item 80 "Equity Investments in Group Companies"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
a) Banks	**270,182**	**12,500**	**12,500**
1. Listed	-	-	-
2. Unlisted	270,182	12,500	12,500
b) Financial companies	**50,909**	**54,212**	**54,212**
1. Listed	1,021	-	-
2. Unlisted	49,888	54,212	54,212
c) Other	**25,983**	**27,593**	**27,593**
1. Listed	-	-	-
2. Unlisted	25,983	27,593	27,593
Total for item 80	**347,074**	**94,305**	**94,305**

3.6 Changes in equity investments during the year

3.6.1 Equity investments in Group companies

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

A. Beginning balance (pro-forma)	**94,305**
Changes due to modification of scope of consolidation and reclassifications	-
Beginning balance (pro-forma)	**94,305**
B. Increases	**323,764**
B.1 Purchases	109,912
B.2 Write-backs	9
B.3 Revaluations	-
B.4 Other changes	213,843
C. Reductions	**70,995**
C.1 Sales	1,498
C.2 Writedowns	14,415
of which: permanent writedowns	*14,415*
C.3 Other changes	55,082
D. Ending balance	**347,074**
E. Total revaluations	-
F. Total adjustments	**29,904**

Below are the main changes in "Equity investments in Group companies":

B.1 Purchases:		
Tradinglab Banca S.p.A.		93,412
Banca di Bergamo S.p.A.		9,661
Pioneer Alternative Investment Management S.G.R.p.A.		3,873
Pekao/Alliance Capital Management S.A.		1,222
RI.PO. S.r.l.		1,000
Other		744
		109,912
B.2 Write-backs:		
Other		9
		9
B.4 Other changes:		
Gains on foreign exchange transactions		1,428
Value differences for equity investments consolidated with the equity method		15,668
Companies transferred from Item 70 "Other equity investments"		2,790
Company transferred from line-by-line consolidation area: Banca di Bergamo S.p.A.		168,368
Other (from the accounts of consolidated companies)		
Pioneer Universal Pension Fund Co. (following consolidation of Pioneer Investment Management USA Inc. on a line-by-line basis)	*9,162*	
RI.PO. S.r.l.	*12,028*	
Other	*4,399*	
		25,589
		213,843
C.1 Sales		
CRT Services Sarl (in liquidation)		1,498
		1,498
C.2 Writedowns		
RI.PO. S.r.l.		12,049
Pekao/Alliance Capital Management S.A.		2,171
Other		195
		14,415
C.3 Other changes:		
Value differences for equity investments consolidated at net equity		1,731
Companies transferred from Item 70 "Other equity investments"		9,620
Company transferred from line-by-line consolidation area:		
XELION SIM S.p.A.	*29,001*	
Credito Italiano S.p.A.	*12,500*	
		41,501
Other (from the accounts of consolidated companies):		
Pekao/Alliance Towarzystwo Funduszy Inwestycyjnych S.A.	*1,760*	
Other	470	
		2,230
		55,082

3.6.2 Other equity investments

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

A. Beginning balance	**2,013,374**
Changes due to modification of scope of consolidation and reclassifications	- 28,301
Beginning balance (pro-forma)	**1,985,073**
B. Increases	**1,275,604**
B.1 Purchases	1,140,712
B.2 Write-backs	5,016
B.3 Revaluations	-
B.4 Other changes	129,876
C. Reductions	**576,868**
C.1 Sales	332,201
C.2 Writedowns	51,923
of which: permanent writedowns	*44,297*
C.3 Other changes	192,744
D. Ending balance	**2,683,809**
E. Total revaluations	**19,405**
F. Total adjustments	**191,352**

Following are the main changes in "Other equity investments":

B.1 Purchases:	
Kataweb S.p.A.	305,726
Schemaventotto S.p.A.	171,320
Credito Fondiario e Industriale S.p.A.	157,247
MEDIOBANCA Banca di Credito Finanziario S.p.A.	144,410
Zagrebacka Banka d.d.	113,550
Immocri S.p.A.	70,021
Serenissima Infracom S.p.A.	64,388
CreditRas Vita S.p.A.	20,000
Fincantieri Cantieri Navali Italiani S.p.A.	20,000
Duerrevita S.p.A.	15,000
Commercial Union Vita S.p.A.	13,500
Istituto Europeo di Oncologia S.r.l.	5,118
Locat Rent S.p.A.	4,841
Baldini e Castoldi S.p.A.	3,002
Risparmio Vita Assicurazioni S.p.A.	3,000
Raffaello Luxembourg S.c.a.	2,701
KROSNIENSKIE HUTY SZKLA S.A.	2,589
B Group S.p.A. (formerly Compagnia Iniziative Mobiliari e Immobiliari S.r.l.)	2,420
Bankowe Przedsiebiorstwo Telekomunikacyjne Telebank S.A.	2,312
Casse e Assicurazioni Vita S.p.A.	2,000
Consorzio Skillpass	1,750
Bank Handlowy S.A.	1,590
CONSORZIO CARICESE	1,840
HSW FMJ Sp.Zo.o.	1,299
METIS Società di fornitura di lavoro temporaneo S.p.A.	1,250

continued: Main changes in "Other equity investments"

Air Dolomiti S.p.A. Linee Aeree Regionali Europee		1,000
Other		8,838
		1,140,712
B.2 Write-backs:		
Bank Handlowy S.A.		2,826
Centro Leasing S.p.A.		1,096
Other		1,094
		5,016
B.4 Other changes:		
Exchange gains:		
Jupiter NFI S.A.	*3,477*	
Mitteleuropaische Handelsbank AG Deutsch-Polnische Bank	*2,754*	
Trzeci Narodowy Fundusz Inwestycyjny S.A. - FUSA IN JUPITER	*2,484*	
Bank Handlowy International S.A.	*2,074*	
NFI EKWIATKOWSKI	*1,121*	
Other	*6,296*	
		18,206
Gains from sales:		
FALCK S.p.A.	*28,038*	
Società Finanziaria di Partecipazione SOFIPA S.p.A.	*6,668*	
Cassa di compensazione e garanzia S.p.A.	*6,000*	
Società Autovie Venete S.p.A.	*2,402*	
ICCRI - Banca federale Europea S.p.A.	*2,066*	
Other	*4,001*	
		49,175
Value differences for equity investments consolidated at net equity		23,133
Companies transferred from Item 80 "Group equity investments"		9,620
Other (from the accounts of consolidated companies):		
PEKAO DEVELOPMENT Sp.Zo.o.	*8,754*	
Pekao Ochrona Sp.Zo.o.	*8,150*	
HSW FMJ Sp.Zo.o.	*4,188*	
Zwoltex S.A.	*2,972*	
Kothari Pioneer Amc limited	*2,798*	
SoRiT S.p.A. - Società Riscossione Tributi	*1,050*	
Other	*1,830*	
		29,742
		129,876
C.1 Sales		
ICCRI - Banca Federale Europea S.p.A.		114,221
Credito Fondiario e Industriale S.p.A.		62,153
FALCK S.p.A.		40,077
Società Finanziaria di Partecipazione SOFIPA S.p.A.		34,297
Cassa di compensazione e garanzia S.p.A.		16,000
Bank Handlowy S.A.		15,692
Odlewnia Zeliwa Srem S.A.		7,764
Credito Agricolo e Industriale S.p.A.		4,527
Società Autovie Venete S.p.A.		3,261
Veneta Cucine S.p.A.		3,100
European Investment Fund		2,637
KROSNIENSKIE HUTY SZKLA S.A.		2,589
Przedsiebiorstwo Poligraficzno Wydawnicze Uniprom S.A.		2,515
Risparmio Assicurazioni S.p.A.		2,500
FRAER - LEASING S.p.A.		2,133

continued: Main changes in "Other equity investments"

Immobiliare Sviluppo S.p.A.		2,100
MELIORBANCA S.p.A.		1,843
Multitel S.p.A.		1,730
CONSORZIO CA.RI.CE.SE.		1,564
Centrozap S.A.		1,459
FINREME SIM S.p.A.		1,457
Findatasystem S.p.A.		1,346
Privatinvest Bank AG		1,343
Rynex Sp.Zo.o.		1,342
Other		4,551
		332,201
C.2 Writedowns		
Immobiliare Lombarda S.p.A.		35,187
Centrozap S.A.		3,701
NFI EKWIATKOWSKI		2,549
Fioroni Sistema S.p.A.		2,356
Drukbank Sp.Zo.o.		1,358
SoRiT S.p.A. - Società Riscossione Tributi		1,050
Other		5,722
		51,923
C.3 Other changes:		
Exchange differences		257
Losses from sale:		
Credito Fondiario e Industriale S.p.A.	*95,094*	
Other	*22*	
		95,116
Value differences for equity investments consolidated at net equity:		
Immocri S.p.A.	*20,912*	
Duerrevita S.p.A.	*4,540*	
CreditRAS Assicurazioni S.p.A.	*2,715*	
CONSORZIO CARICESE S.r.l.	*1,231*	
Other	*374*	
		29,772
Companies transferred to Item 80 "Group equity investments"		2,790
Other (from the accounts of consolidated companies):		
Jupiter NFI S.A.	*8,268*	
Banca Generali	*8,000*	
Centrozap S.A.	*7,011*	
Compagnia Regionale Leasing	*5,931*	
BDK - Daewoo Leasing Sp.Zo.o.	*4,960*	
AdriaVita	*4,660*	
Pollena Ewa S.A.	*3,304*	
Mitteleuropaische Handelsbank AG Deutsch-Polnische Bank	*2,630*	
Pekao Trading Company Ltd	*2,198*	
Credito Agricolo e Industriale S.p.A.	*2,107*	
PEKAO DEVELOPMENT Sp.Zo.o.	*1,918*	
RHO 88 S.p.A.	*2,201*	
HSW FMJ Sp.Zo.o.	*1,637*	
Nortel Inversora S.A.	*1,608*	
Zwoltex S.A.	*1,596*	
Bank Handlowy International S.A.	*1,257*	
Other	*5,523*	
		64,809
		192,744

Section 4 TANGIBLE AND INTANGIBLE FIXED ASSETS

Tangible and intangible fixed assets totalled **8,945,691** million, net of 4,016,824 in total writedowns, and are broken down as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

ITEMS	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
110. Intangible fixed assets	3,229,348	516,036	488,260
120. Tangible fixed assets	5,716,343	5,577,461	5,144,367
Total	8.945.691	6,093,497	5,632,627
of which: Buildings, owned by the Parent Company and other credit institutions of the Group, which are used in its activities	*3,364,791*	*3,501,297*	*3,186,879*

4.1 Changes in "Tangible fixed assets" during the year

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

A. Beginning balance	**5,144,367**
A.1 Changes due to modification of scope of consolidation and reclassifications	433,094
Beginning balance (pro-forma)	**5,577,461**
B. Increases	**1,198,719**
B.1 *Purchases*	739,823
B.2 Write-backs	-
B.3 Revaluations	10,056
B.4 Other changes	448,840
C. Reductions	**1,059,837**
C.1 Sales	186,700
C.2 Writedowns:	448,679
a) Depreciation	447,566
b) Permanent writedowns	1,113
C.3 Other changes	424,458
D. Ending balance	**5,716,343**
E. Total revaluations	**3,124,487**
F. Total adjustments	**4,016,824**
a) Depreciation	4,001,770
b) Permanent writedowns	15,054

Changes during the year based on the main categories of assets in 2000 were as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	PROPERTY	FURNITURE	EQUIPMENT	TOTAL
A. Beginning balance	**4,406,424**	**195,388**	**542,555**	**5,144,367**
Changes due to modification of scope of consolidation and reclassifications	354,240	15,561	63,293	433,094
Beginning balance (pro-forma)	**4,760,664**	**210,949**	**605,848**	**5,577,461**
B. Increases	**637,929**	**227,258**	**333,532**	**1,198,719**
B.1 Purchases	380,551	116,350	242,922	739,823
B.2 Write-backs	-	-	-	-
B.3 Revaluations	10,056	-	-	10,056
B.4 Other changes	247,322	110,908	90,610	448,840
C. Reductions	**651,759**	**166,853**	**241,225**	**1,059,837**
C.1 Sales	158,110	11,531	17,059	186,700
C.2 Writedowns:	177,586	86,837	184,256	448,679
a) Depreciation	176,484	86,837	184,245	447,566
b) Permanent writedowns	1,102	-	11	1,113
C.3 Other changes	316,063	68,485	39,910	424,458
D. Ending balance	**4,746,834**	**271,354**	**698,155**	**5,716,343**
E. Total revaluations	**3,112,880**	**8,830**	**2,777**	**3,124,487**
F. Total adjustments	**1,791,819**	**717,132**	**1,507,873**	**4,016,824**
a) Depreciation	1,776,765	717,132	1,507,873	4,001,770
b) Permanent writedowns	15,054	-	-	15,054

4.2 Changes in "Intangible fixed assets" during the year

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

A. Beginning balance	**488,260**
Changes due to modification of scope of consolidation and reclassifications	27,776
Beginning balance (pro-forma)	**516,036**
B. Increases	**3,069,970**
B.1 Purchases	265,700
B.2 Write-backs	-
B.3 Revaluations	-
B.4 Other changes	2,804,270
C. Reductions	**356,658**
C.1 Sales	2,360
C.2 Writedowns:	311,245
a) Amortisation	303,175
b) Permanent writedowns	8,070
C.3 Other changes	43,053
D. Ending balance	**3,229,348**
E. Total revaluations	-
F. Total adjustments	**876,903**
a) Amortisation	865,122
b) Permanent writedowns	11,781

Intangible assets were made up as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	AMOUNTS AT 31.12.2000
Intangible assets	152,017
"Goodwill" [1]	2,752,012
Other capitalized costs to be amortised	325,319
Total	**3,229,348**

1. Primarily the goodwill reported directly in the accounts of Pioneer Investment Management USA Inc.

Section 5 OTHER ASSET ITEMS

Other asset items totalled **40,883,851** million, and are broken down as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

ITEMS	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
150. Other assets	35,718,585	20,649,002	19,640,533
160. Accrued income and pre-paid expenses	5,165,266	4,257,709	4,190,097
Total	40.883.851	24,906,711	23,830,630

5.1 Composition of Item 150 "Other assets"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

ITEMS	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
Cash and cash equivalents held by cashier:			
- *Current account checks being settled, drawn on third parties*	1,587,623	1,321,094	1,287,745
- Current account checks charged to Institute, received by the clearing house, and in the process of being debited	68,121	90,258	68,424
- Money orders, bank drafts and equivalent securities	70,067	1,547	
- Coupons, securities due on demand, *revenue stamps and miscellaneous valuables*	37,066	12,404	12,404
	1,762,877	1,425,303	1,368,573
Interest and amounts to be debited to:			
- Customers	423,511	529,193	499,246
- Banks	29,466	37,928	35,228
	452,977	567,121	534,474
Caution monies:			
- In the name of, and on behalf of the Group	10,704	49,647	49,614
- In the name of, and on behalf of third parties	3,633	213,300	212,029
	14,337	262,947	261,643
***Items in transit between branches not yet attributed to* destination accounts**	922,702	981,275	899,166
Items in processing	4,975,727	2,162,495	2,103,258
Credits for advances for tax collection service	1,450,356	2,392,429	2,009,753
Tax entries:			
- *Advance payments made to tax authorities*	1,718,453	2,590,535	2,544,334
- Tax credits	1,615,308	896,158	802,549
- Other tax entries	1,526,553	344,062	335,120
	4,860,314	3,830,755	3,682,003
Deferred tax assets	556,809	450,291	395,201
Entries resulting from the assessment of off-balance-sheet transactions			
- Customers	1,359,908	1,180,666	1,180,666
- Banks	8,072,315	4,501,423	4,509,820
	9,432,223	5,682,089	5,690,486
Items deemed definitive but not attributable to other items:			
- Securities and coupons to be settled	2,554,079	89,427	87,882
- Other transactions	4,195,126	1,173,854	1,161,776
	6,749,205	1,263,281	1,249,658
Adjustments for unpaid bills and notes	2,623	54,768	155
Other entries:			
- *Entries related to accidents and disputes* being clarified (at estimated realisable value)	45,808	47,549	47,549
- Other entries	4,492,627	1,528,699	1,398,614
	4,538,435	1,576,248	1,446,163
Total	35,718,585	20,649,002	19,640,533

5.2 Composition of Item 160 "Accrued income and pre-paid expenses"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
Accrued income			
for accrued interest on investment and trading securities	968,395	906,799	852,624
for accrued interest on loans to banks	459,627	345,391	338,628
for accrued interest on loans to customers	699,415	426,085	400,674
for margins on derivative contracts	883,217	730,123	764,082
for other transactions	389,635	29,816	26,952
Total accrued income	**3,400,289**	**2,438,214**	**2,382,960**
Pre-paid expenses			
for advance rent payments	9,968	23,072	22,209
for issue discount on securities	15,678	8,427	6,441
for derivative contracts	357,337	445,794	445,794
for miscellaneous fees and commissions	44,540	146,797	150,850
for other transactions	1,337,454	1,195,405	1,181,843
Total pre-paid expenses	**1,764,977**	**1,819,495**	**1,807,137**
Total accrued income and pre-paid expenses	**5,165,266**	**4,257,709**	**4,190,097**

Accrued income and pre-paid expenses are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

5.3 Adjustments for accrued income and pre-paid expenses

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
a) Asset items			
Loans to banks	60,066	183,968	183,968
Loans to customers	42,837	28,133	28,133
Bonds and other debt securities	25,972	-	-
b) Liability items			
Due to banks	-	-	-
Due to customers	-	-	-
Securities in issue	365	-	-

5.4 Distribution of subordinated loans

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
a) Loans to banks	-	8,381	8,381
b) Loans to customers	-	-	-
c) Bonds and other debt securities	695,015	399,742	397,200
Total	**695,015**	**408,123**	**405,581**

Section 6 DEPOSITS

Deposits totalled **308,201,937** *million, and are broken down as follows:*

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) ITEMS	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
10. Due to banks	**79,710,645**	**70,558,224**	**69,195,254**
20. Due to customers	**160,495,401**	**150,858,724**	**140,996,473**
30. Securities in issue	**67,581,298**	**68,707,736**	**66,051,453**
40. Deposits received in administration	**414,593**	**389,369**	**269,261**
Total	**308.201.937**	**290,514,053**	**276,512,441**

6.1 Detail of Item 10 "Due to banks"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
a) REPO transactions	28,759,111	24,454,612	24,398,236
b) Securities lending	-	14,207	14,207

6.2 Detail of Item 20 "Due to customers"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
a) REPO transactions	25,187,301	18,255,638	17,866,213
b) Securities lending	407,176	342,806	342,806

Composition of Item 10 "Due to banks"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
a) On demand:			
Demand deposits	12,540,033	6,709,129	6,707,644
Current accounts for services rendered	3,828,593	1,306,508	1,156,801
Other forms of deposits	72,081	35,346	35,346
	16,440,707	**8,050,983**	**7,899,791**
b) On term or with notice			
Time deposits	27,781,816	30,689,687	30,237,153
REPO transactions	28,759,111	24,454,612	24,398,236
Securities lending	-	14,207	14,207
Loans from international banking organisations	761,200	2,049,805	1,082,884
Other forms of debt	5,967,811	5,298,930	5,562,983
	63,269,938	**62,507,241**	**61,295,463**
Total	**79,710,645**	**70,558,224**	**69,195,254**

Composition of Item 20 "Due to customers"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
a) On demand:			
Savings deposits	11,232,085	12,226,707	10,721,889
Overdraft accounts	93,914,120	93,521,559	88,694,465
Other forms of debt	830,012	876,151	264,308
	105,976,217	*106,624,417*	*99,680,662*
b) On term or with notice			
Savings deposits	3,854,261	4,407,509	3,541,495
Current accounts	23,448,515	19,161,795	17,907,079
REPO transactions	25,187,301	18,255,638	17,866,213
Securities lending	407,176	342,806	342,806
Other transactions	1,621,931	2,066,559	1,658,218
	54,519,184	**44,234,307**	**41,315,811**
Total	**160.495.401**	**150,858,724**	**140,996,473**

Composition of Item 30 "Securities in issue"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
Bonds	41,963,198	43,534,970	42,156,701
Certificates of deposit	23,144,446	23,275,498	22,097,893
Other securities	2,473,654	1,897,268	1,796,859
Total	**67,581,298**	**68,707,736**	**66,051,453**

Composition of Item 40 "Deposits received in administration"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
Amounts received from the government	68,959	66,201	45,580
Amounts received from the region and other organisations	345,634	323,168	223,681
Total	**414,593**	**389,369**	**269,261**

Section 7 RESERVES

Reserves, other than entries adjusting the value of assets, totalled **8,095,005** million, and are detailed as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) ITEMS	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
70. Reserve for employee severance pay	***1,753,277***	***1,697,681***	***1,615,412***
80. Reserves for risks and charges:			
a) Reserve for pensions and similar obligations	1,104,256	1,192,090	1,049,614
b) Taxation reserve	3,101,690	2,868,518	2,699,576
c) Consolidation reserve for future risks and charges	-	-	-
d) Others	1,869,333	1,285,207	1,163,530
	6,075,279	**5,345,815**	**4.912.720**
90. Credit risk reserves	**253,772**	**328,525**	**294,853**
Total	**8.082.328**	**7,372,021**	**6,822,985**

7.1 Composition of Item 90 "Credit risk reserves"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
Default interest on loans to customers	138,247	247,751	217,436
Other	115,525	80,774	77,417
Total *	**253,772**	**328,525**	**294,853**
** of which, minority interest*	*63,990*	*103,488*	*65,453*

The item "Loan loss reserves" is intended to cover potential credit risk, for which, at present, there is no information available for making an assessment, and thus, these risks remain "potential" risks.

7.2 Changes during the year in "Credit risk reserves" (Item 90)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

A. Beginning balance	**294,853**
Changes due to modification of scope of consolidation and reclassifications	33,672
A. Beginning balance (pro-forma)	**328,525**
B. Increases	**125,274**
B.1 Provisions	125,274
B.2 Other changes	-
C. Reductions	**200,027**
C.1 Uses	67,193
C.2 Other changes	132,834
D. Ending balance	**253,772**

7.3 Composition of Item 80 d) "Reserves for risks and charges: Other reserves"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
Reserves for writedowns of guarantees given and commitments:			
- Specific writedowns	176,741	149,607	91,919
- Lump-sum writedowns for "country risk"	10,632	8,761	8,761
- Other lump-sum writedowns	17,709	54,269	52,216
	205,082	**212,637**	**152,896**
Other reserves for risks and charges:			
- Projected outlays for personnel-related disputes and charges	265,653	233,291	226,182
- Projected outlays to cover accidents being clarified	42,409	45,260	15,640
- Option for I.C.C.R.I. purchase	23,600	139,578	139,578
- Contractual guarantees for the sale of I.C.C.R.I.	97,797		
- Pending voidable preferences and other legal actions	323,875	253,313	232,838
- Unused vacation days	88,411	39,789	34,055
- Employee seniority bonuses	74,115	33,956	33,956
- Projection of future F.I.T.D. action	31,995	32,985	32,985
- Projected future charges for equity investments	124,030	169,920	169,920
- Benefits under Articles 22-23 of Legislative Decree 153/99	434,128	-	-
- Other	158,238	124,478	125,480
	1,664,251	**1,072,570**	**1,010,634**
Total	**1,869,333**	**1,285,207**	**1,163,530**

7.4 Composition of Item 80 b) "Reserves for risks and charges: Taxation reserve"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
Income tax for the year	1,615,044	2,398,542	2,244,241
Miscellaneous indirect taxes	101,134	96,537	96,537
Taxes of foreign branches	85,636	113,543	113,543
Deferred taxes	1,088,536	227,150	217,176
Other taxes	211,340	32,746	28,079
Total	**3,101,690**	**2,868,518**	**2,699,576**

In accordance with CONSOB Regulations No. DEM/1011405 of 15 February 2001, the required information is provided regarding the effects of, and reporting in accounts of the benefits stipulated under Articles 22 and 23 of Legislative Decree No. 153 of 17 May 1999.

a) Income taxes for the year and prior year(s) were determined in consideration of the referenced beneficial provisions.

b) In their press release of 3 April 2000, the Minister of the Treasury and Minister of Finance gave notice that the European Commission requested the Italian government to provide clarifications of legislative provisions under discussion to assess their status, or lack thereof, as "state subsidies" that are forbidden by Article 87 of the EC Treaty.

c) This press release specified that "the benefits in question are to be considered suspended, and thus, the adoption of the related regulation concerning the methods for applying the primary regulation in question is suspended.

d) The effects of the benefits resulting from the impact on current taxes is as follows:

- for 2000	Lit.	190,4	billion
- for 1999	Lit.	180,0	billion
- for 1998	Lit.	63,7	billion
Total	**Lit.**	**434,1**	**billion**

e) In its memo of 25 October 2000 published in the *Official Journal* of 10 February 2001, the European Commission advised that the supplemental information provided by Italian authorities in their letter of 14 June 2000 "confirmed the possibility that the measures being disputed constitute state subsidies." Consequently, the Commission decided to initiate a formal investigation procedure. For this reason, in the accounts for 2000, it was deemed prudent to make a provision to the Reserve for risks and charges, under "other reserves," Item 80 c) of the balance sheet, in the entire amount indicated above with an allocation to "Provisions for risks and charges," Item 100 of the profit and loss account.

Finally, below are the changes that occurred in 2000 in the reserves in question.

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)		RESERVES FOR RISKS AND CHARGES				
	EMPLOYEE SEVERANCE PAY RESERVE	RESERVES FOR RETIREMENT AND SIMILAR OBLIGATIONS	TAXATION RESERVE	CONSOLIDATION RESERVE FOR FUTURE RISKS AND CHARGES	OTHER RESERVES	LOAN LOSS RESERVES
AMOUNTS AS AT 31.12.1999	**1,615,412**	**1,049,614**	**2,699,576**		**1,163,530**	**294,853**
Changes due to modified area of consolidation	82,269	142,476	168,942		121.677	33,672
AMOUNTS AS AT 31/12/1999 (pro-forma)	**1,697,681**	**1,192,090**	**2,868,518**	**-**	**1.285.207**	**328,525**
Changes in 2000:						
Use of provisions for payments made	- 160,317	- 141,951	- 3,335,568	-	- 238,988	- 67,193
Reallocation to profit and loss account	- 160	- 4,607	- 37,371	-	- 63,104	- 14,398
Provisions	+ 233,844	+ 45,024	+ 3,737,950	-	+ 1,050,784	+ 125,274
Transfer to reserves *	-	-	- 705	-	-	-
Exchange differences and other changes	- 17,771	+ 13,700	- 131,134	-	- 164,566	- 118.436
AMOUNTS AS AT 31.12.2000	**1,753,277**	**1,104,256**	**3,101,690**	**-**	**1,869,333**	**253,772**

* Deferred taxes with balancing entry in shareholders' equity.

Deferred taxation

In application of the principle requiring the reporting of deferred taxes, the following criteria were adopted:

- the use of the balance sheet liability method;
- the reporting of deferred tax assets on the basis of the following assumptions:
  - the existence of taxable income in future years, with the use of a time horizon of up to three years, with prudent consideration given to the existence of business plans that cover this period, with an extension to subsequent years within the limits of the deferred taxes, however reported, for the corresponding year;
  - the reporting of only those deferred tax assets resulting from expenses already allocated to the profit and loss account, and the year in which they will be deductible from taxable income is already known with certainty;
- the reporting of deferred taxes that are likely to be incurred.

In order to determine deferred taxes, current tax rates for the periods taken into consideration were used as noted below:

Year	Corporate income tax (Irpeg)	Regional tax on productive activities (Irap)
2001	36%	5%
2002	36%	4.75%
2003	35%	4.25%
2004	35%	4.25%

Below are the changes that occurred in 2000:

Assets resulting from deferred tax assets (included in Item 150 "Other assets") with a balancing entry made to the Profit and Loss Account.

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

1. Beginning amount (pro-forma)	**450,291**
2. Increases	**341,585**
2.1 Deferred tax assets arising during the year	233,030
2.2 Other increases	108,555
3. Reductions	**235,067**
3.1 Deferred tax assets eliminated during the year	190,313
3.2 Other decreases	44,754
4. Ending amount	**556,809**

Liabilities resulting from deferred taxes (included in Sub-Item 80 "Taxation reserves") with a balancing entry made to the Profit and Loss Account.

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

1. Beginning amount (pro-forma)	**181,407**
2. Increases	**960,107**
2.1 Deferred tax charges arising during the year	943,374
2.2 Other increases	16,733
3. Reductions	**71,013**
3.1 Deferred tax charges eliminated during the year	66,882
3.2 Other decreases	4,131
4. Ending amount	**1,070,501**

Liabilities resulting from deferred tax (included in Sub-Item 80 b) "Taxation reserves") with a balancing entry made to Shareholders' Equity.

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

1. Beginning amount (pro-forma)	**45,743**
2. Increases	**-**
2.1 Deferred tax charges arising during the year	-
2.2 Other increases	-
3. Reductions	**27,708**
3.1 Deferred tax charges eliminated during the year	26,217
3.2 Other decreases	1,491
4. Ending amount	**18,035**

The events that led to the reporting of the above deferred taxes were in the form of capital gains with the deferral of taxes reported on the properties and equity investments, the sale of which had already been stipulated.

*The following **did not** give rise to the reporting of deferred tax assets:*
- Writedowns of loans to banks that could not be deducted from taxable income for the year;
- Writedowns of equity investments, securities and tangible fixed assets exceeding the amount which, under tax regulations, can be deducted from taxable income;
- Reserves formed from provisions made to cover likely or certain charges, and the year when such charges will actually be incurred is still not known.

The above items give rise to a **potential deferred tax credit** which will be taken to profit and loss account as soon as the deductibility of the associated expenditure is ascertained.

Section 8 CAPITAL, RESERVES, FUND FOR GENERAL BANKING RISKS AND SUBORDINATED DEBT

The Group portion of shareholders' equity totalled Lit. **16,736,734** million.

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

ITEMS	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
100. Fund for general banking risks	116,124	127,815	127,815
150. Capital	2,512,103	2,488,086	2,488,086
160. Share premium	6,035,901	5,909,224	5,909,224
170. Reserves	**4,442,959**	**3,060,741**	**3,060,741**
Legal reserve	497,617	345,961	345,961
Reserve for own shares [1]	720	582	582
Statutory reserves	2,127,208	2,091,248	2,091,248
Other reserves	1,817,414	622,950	622,950
180. Revaluation reserves [2]	**928,706**	**846,880**	**846,880**
190. Retained earnings (losses)	**127**	**240**	**240**
	14,035,920	**12,432,986**	**12,432,986**
200. Current year net income (loss)	2,700,814	2,490,010	2,490,010
Total Group portion of shareholders' equity	**16,736,734**	**14,922,996**	**14,922,996**

1. The balancing entry for Item 140, reported under the asset account "Treasury stock (own shares or interests)" in the same amount.
2. Based on the related interest in consolidated companies, as at 31.12.2000 the minority interest in revaluation reserves totalled 425 billion.

The following information represents the Group portion of shareholders' equity in addition to the shareholders' equity items resulting from the process of consolidation:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) ITEMS	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
UNDER LIABILITIES			
120. Negative consolidation differences	69,609	56,932	56,932
130. Negative net equity method differences	10,175	-	-
140. Minority portion of shareholders' equity (+/-)	5,025,165	5,831,233	3,553,981
UNDER ASSETS			
90. Positive consolidation differences	1,731,877	992,974	992,974
100. Positive net equity differences	-	-	-

Finally, subordinated debt is reviewed, which, in the 2000 accounts, totalled 8,895,948 million.

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) ITEMS	31.12.2000	AMOUNTS AT 31.12.1999 PRO-FORMA	31.12.1999
110. Subordinated debt	8,895,948	2,613,104	2,653,964

Group portion of Shareholders' Equity

Capital, share premium, the legal reserve, statutory reserve and retained earnings coincide with the corresponding shareholders' equity items of the Parent Company, while the item "other reserves" includes the remaining reserves of UniCredito S.p.A., and the changes applicable to the Group, other than net income, that occurred during the year in the shareholders' equity of companies included in consolidation. The revaluation reserves and fund for general banking risks include the corresponding items of the Parent Company and other companies consolidated on a line-by-line basis as shown in the following table. Net income for the year includes the net income of the Bank and the Group's portion of net income of the other companies included in the area of consolidation, as reported in greater detail in the analysis in the report on operations.

Thus, reported below is the table with changes in consolidated shareholders' equity accounts that occurred during the year:

(CONSOLIDATED AMOUNTS IN BILLION OF LIT.)	CAPITAL STOCK	SHARE PREMIUMS	RESERVES *	GROUP PORTION OF NET INCOME	FUND FOR GENERAL BANKING RISKS	TOTAL
Balances as at 31 December 1999	**2,488.1**	**5,909.2**	**3,907.9**	**2,490.0**	**127.8**	**14,923.0**
Changes in 2000:						
Allocation of net income:						
- Dividends distributed	-	-	-	- 1,253.9	-	- 1,253.9
- Transfer of net income to reserves	-	-	1,234.4	- 1,234.4	-	-
- Other allocations	-	-	-	- 1.7	-	- 1.7
Other changes:						
- Increase in capital stock	24.0	126.7	- 5.0	-	-	145.7
- Change in scope of consolidation and other changes	-	-	234.5	-	-	234.5
- Provisions/uses	-	-	-	-	- 11.7	- 11.7
Group portion of net income	-	-		2,700.8	-	2,700.8
Balances as at 31 December 2000	**2,512.1**	**6,035.9**	**5,371.8**	**2,700.8**	**116.1**	**16,736.7**
Minority portion of shareholders' equity						5,025.2
Total as at 31 December 2000						**21,761.9**

** The item "reserves" includes increases reported for revaluation reserves of 928.7 billion (of which 425 billion pertained to third parties) and negative consolidation differences of 96.6 billion, and decreases reported as to positive consolidation differences of 1,731.9 billion.*

Fund for general banking risks

This fund is used to cover general business risk, and is similar to a shareholders' equity reserve; this fund totalled 116,124 million and was for the following companies:

- Banca CRT S.p.A.	33,000
- Banque Monegasque de Gestion S.A.	30
- B.A.C. S. Marino S.A.	764
- Cariverona Banca S.p.A.	39,898
- Cassamarca S.p.A.	17,500
- Mediovenezie Banca S.p.A.	9,047
- Caritro S.p.A.	6,294
- UniCredit Factoring S.p.A.	6,414
- UniCredit (Suisse) Bank S.A.	3,177

The changes in this fund are included in the table under the preceding paragraph.

Composition of Item 150 "Capital"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	AMOUNTS AT 31.12.2000
5,002,499,254 *common shares with a par value of Lit. 500 each*	2,501,250
21,706,552 *savings shares with a par value of Lit. 500 each*	10,853
Total	**2,512,103**

During the year, capital, which as at 31 December 1999 was made up of 4,954,306 common shares and 21,706,552 savings shares with a par value of Lit. 500 for both categories, changed as a result of:

- The increase in capital due to the issuance of 38,075,829 common shares with dividend entitlement on 1/1/99, reserved for Fondazione Cassa di Risparmio di Trieste and Assicurazioni Generali S.p.A., and approved by the extraordinary shareholders' meeting of 14 January 2000 (19,038 million);
- The increase in capital pursuant to Article 2349 of the Civil Code through the issuance of 9,958,119 shares with a deduction from the reserve associated with the medium-term bonus program for Group staff, which was established by the shareholders' meeting of 2 May 2000 (4,979 million).

As a result, capital increased from 2,488,086 million at the end of 1999 to 2,512,103 million at the end of 2000, and is made up of 5,002,499,254 common shares with a par value of Lit. 500 each, and 21,706,552 savings shares with a par value of Lit. 500 each.

Composition of Item 160 "Share premiums"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	AMOUNTS AT 31.12.2000
Share premiums	6,035,901
Total	**6,035,901**

The item "share premiums" rose by 126,677 million over the prior year in relation to the previously reported increase in capital reserved for the Fondazione Cassa di Risparmio di Trieste and Assicurazioni Generali S.p.A..

Composition of Item 170 "Reserves"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	AMOUNTS AS AT 31.12.2000
Legal reserve	497,617
Reserve for own shares	720
Statutory reserves	2,127,208
Other reserves	1,817,414
of which: Reserve for exchange differences from the translation of accounts	*31,514*
Total	**4,442,959**

Composition of Item 180 "Revaluation reserves"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	AMOUNTS AT 31.12.2000
Monetary revaluation reserve, Law 72/83	136,935
Property revaluation reserve, Law 413/91	694,820
Other revaluation reserves	96,951
Total	**928,706**

Item 90 – Positive consolidation differences

The composition and changes in the items "Positive consolidation and net equity method differences" are provided in the following table:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) COMPANY	BALANCE AS AT 31.12.1999	PURCHASES DURING THE YEAR	AMORTISATION DURING THE YEAR	BALANCE AS AT 31.12.2000
Item 90				
Bank Pekao S.A.	992,974	303,124	108,667	1.187,431
Bulbank A.D.	-	147,312	3,638	143,674
Cassa di Risparmio di Carpi S.p.A.	-	114,947	11,495	103,452
Pol'nobanka A.D.	-	87,804	1,463	86,341
Banca dell'Umbria 1462 S.p.A.	-	84,481	4,224	80,257
Cassa di Risparmio di Trieste Banca S.p.A.	-	82,075	8,208	73,867
Splitska Banka D.D.	-	33,718	820	32,898
Pioneer Investment Management USA Inc.	-	9,384	156	9,228
Other	-	16,375	1.646	14,729
Total	**992,974**	**879,220**	**140,317**	**1,731,877**

Item 120 – Negative consolidation differences

In 1998 negative and positive consolidation differences were offset pursuant to the option granted by regulations.

Accordingly, the negative and positive consolidation differences determined using the principles set forth in these notes to accounts totalled Lit. 347,988 million and Lit. 278,379 million respectively, and are the result of the consolidation of the following companies:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

COMPANY	AMOUNTS AT 31.12.2000 NEGATIVE DIFFERENCES	GAINS ON CONSOLIDATION
- Cariverona Banca S.p.A.	323,929	
- B.A.C. S. Marino S.A.	16,658	
- Caritro S.p.A.		102,370
- Mediovenezie Banca S.p.A.		36,012
- Fida Sim S.p.A.		25,488
- Gestiveneto S.G.R.		33,109
- Cassa di Risparmio di Trieste Banca S.p.A.		44,981
- Other consolidated companies	7,401	36,419
	347,988	**278,379**
Total item 120	**69,609**	

Item 130 – Negative net equity method differences

The negative net equity method differences were entirely the result of the consolidation of the Pekao Group, and, following the allocation of the applicable portion to minority interests, totalled 10,175 million.

Item 140 - Minority interests in Shareholders' Equity

The minority interests in shareholders' equity, which totalled 5,025,165 million as detailed below, was determined by applying the equity ratio method, and includes the minority interest in net income (losses) for the year):

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

SUBSIDIARY COMPANIES	MINORITY PORTION OF SHARE EQUITY
Rolo Banca 1473 S.p.A.	1,992,394
Credit Carimonte S.p.A.	1,285,322
Bank Pekao S.A. - Grupa Pekao S.A.	1,280,540
Banca Mediocredito S.p.A.	229,085
B.A.C. della Repubblica di San Marino S.A.	99,383
Locat S.p.A.	84,639
Other consolidated companies	53,802

Item 110 – Subordinated debt

As at 31 December 2000 existing subordinated debt was 8,895,948 million as detailed in the table below:

a) Maturity date, currency, interest rate, nominal value and equivalent in lire:

MATURITY	CURRENCY	RATE	NOMINAL AMOUNT PER UNIT	BOOK VALUE IN MILLIONS OF LIT. AS AT 31.12.2000
Parent Company				
1) 22.06.2003	$USA	libor - 1/8 (min 6% max 10%)	200,000,000	416,178
2) 24.09.2003	$USA	libor - 0.1875% (min 5.3/4 max 10%)	250,000,000	520,223
3) 15.10.2003	$CAN	libor - 0.25% (min 7% max 10%)	150,000,000	207,977
4) 09.06.2003	FR.LUX	8.1/8%	1,000,000,000	47,999
5) 01.07.2003	FR.LUX	8%	1,000,000,000	47,999
6) 01.06.2003	LIT	6 month ribor + 0.25% p.a.	400,000,000,000	400,000
7) 05.12.2007	LIT	6 month libor +0.45% p.a. for years 1-5 +0.95% p.a. for years 6-10	440,000,000,000	440,000
8) 19.12.2007	LIT	6 month libor	230,000,000,000	230,000
9) 14.06.2010	EURO	6.25% p.a., act/act for years 1-5 3 month euribor +125 b.p.s. p.a. for years 6-10	400,000,000	726,101
10) 14.06.2010	EURO	3 month euribor +65 b.p.s p.a. for years 1-5 +125 b.p.s p.a. for years 6-10	800,000,000	1,549,016
11) 29.10.2010	EURO	5.20% for year 1 5.30% for year 2 5.40% for year 3 5.50% for year 4 5.60% for year 5 5.70% for year 6 6.25% for year 7 6.80% for year 8 7.35% for year 9 7.90% for year 10	747,000,000	1,446,394
12) 13.12.2010	EURO	Indexed to Dow Jones Industrial Average eurostoxx50 with Take Profit option	261,000,000	505,367
Other Group Companies				
13) 01.10.2003	LIT	6 month libor	350,000,000,000	330,610
14) 01.07.2003	LIT	5.10%	25,000,000,000	25,000
15) 01.05.2001	LIT	7.50%	22,369,000,000	21,097
16) 05.10.2010	$USA	5.10. Perpetual 9.20% p.a. for the first 10 years; then 3m Euribor + 335 bps *	450,000,000	936,401
17) 05.10.2010	EURO	5.10. Perpetual 8.048% p.a. act/act for the first 10 years; then 3m Euribor + 325 bps *	540,000,000	1,045,586
Total item 110				**8,895,948**
Amount calculated for capital for regulatory purposes				8,144,256
*of which: - Tier 1**				*1,981,987*
- Tier 2				*6,162,269*

For the conversion to lire, the exchange rates used were those indicated in the notes to accounts. Book values are net of any intra-group dealings.

b) Prepayment options

For the bonds issued by the Parent Company, it should be noted that for all transactions listed, this option is available in the event the transaction becomes burdensome for tax reasons, subject to the prior consent of the Bank of Italy.

For the transaction in item 6, bonds will be repaid in five equal semi-annual instalments starting 1 June 2001, through the reduction of one fifth of the nominal value of each bond outstanding. Subject to authorization of the Bank of Italy, this transaction also includes a prepayment option, 60 months after the issuance date, for all or a portion of bonds outstanding with at least one month's advance notice.

The transaction in item 7 will be repaid in a single amount at maturity. However, this transaction includes a prepayment option, which is available five years after the issuance date, at the initiative of the issuer, and subject to the approval of the Bank of Italy, in the event of changes in tax laws that result in a greater tax burden for the bond.

For the transaction in item 8, reimbursement will occur in five equal instalments due over the last five years of the life of the bond. The prepayment option is available after the first five years from the issuance date, but only at the initiative of the issuer, and subject to the approval of the Bank of Italy.

Subject to authorization of the Bank of Italy, the transaction in item 9 includes an option for the full repayment of the bond starting in year 5, and on each subsequent coupon payment date.

For the transactions in items 10 and 11, the issuer has the option to repay the bond in full starting in year 5.

For the transaction in item 12, bonds will be repaid in five equal, annual, cash instalments due starting 31 October 1996 through the reduction of one fifth of the nominal value of each bond in circulation.

For the transaction in item 13, there is no provision for prepayment prior to maturity.

The transaction in items 14 and 15 will be repaid in a single amount at maturity.

For the transactions in items 16 and 17, it should be noted that the issuer has the right to repay the subordinate notes at any time subject to the authorization of the Bank of Italy, and in addition, it may, at any time, and subject to certain conditions, substitute another foreign branch for the New York branch as the "obligor."

The statutory accounts of the companies provide ample information regarding the characteristics of the bonds issued by other Group companies.

c) Subordination conditions

For all transactions, the rights of subordinated creditors are subordinate to the rights of ordinary creditors in the event of liquidation.

For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance.

Composition of shareholders' equity and capital requirements as at 31.12.2000

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	AMOUNTS AT 31.12.2000	AMOUNTS AT 31.12.1999
A. Regulatory capital		
A.1 Tier 1 capital	16,670,642	14,948,116
A.2 Tier 2 capital	6,692,476	3,352,380
A.3 Items to be deducted	660,898	664,106
A.4 Regulatory capital	22,702,220	17,636,390
B. Capital requirement **		
B.1 Credit risks	19,620,086	15,727,398
B.2 Market risk	1,318,220	780,336
of which: - Trading portfolio risks	*1,171,130*	*720,836*
- Exchange rate risk	*147,072*	*59,500*
B.3 Other prudent requirements	-	-
B.4 Total prudent requirements	20,938,306	16,507,734
C. Risk assets and regulatory ratios		
C.1 Risk-weighted assets *	261,728,828	206,346,675
C.2 Tier 1 capital/Risk-weighted assets	6.37%	7.24%
C.3 Regulatory capital/Risk-weighted assets	8.67%	8.55%

Note * Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.
** Estimates.

Section 9 OTHER LIABILITY ITEMS

Liability items in the consolidated balance sheet totalled **45,374,550** million and were made up as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
50. Other liabilities	39,532,936	18,162,692	17,902,258
60. Accrued liabilities and deferred income	5,841,614	4,811,310	4,663,836
Total	45.374.550	22,974,002	22,566,094

9.1 Composition of Item 50 "Other liabilities"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Interest and amounts to be credited to:			
- customers	102,092	90,844	89,355
- banks	14,931	25,899	25,776
	117,023	**116,743**	**115,131**
Miscellaneous tax entries	**1,366,591**	**645,137**	**624,160**
Items in transit between branches not yet attributed to destination accounts	**754,836**	**541,184**	**460,861**
Available amounts to be paid to third parties	**2,834,178**	**2,275,228**	**2,246,562**
Items in processing	**7,464,254**	**1,331,572**	**1,138,603**
Entries resulting from the assessment of off-balance-sheet transactions			
- customers	903,350	940,713	940,713
- banks	7,662,994	4,265,639	4,267,856
	8,566,344	**5,206,352**	**5,208,569**
Entries related to securities transactions	**40,374**	**395,500**	**387,623**
Items deemed definitive but not attributable to other items:			
- provisions to cover payroll costs	675,756	578,877	533,577
- accounts payable – suppliers	1,312,080	1,069,327	1,044,735
- provisions for tax withholding on accrued interest, coupons or dividends	1,555	5,303	3,781
- other entries	9,153,842	2,170,040	2,146,992
	11,143,233	**3,823,547**	**3,729,085**
Payables for miscellaneous entries related to the tax collection service	**892,781**	**565,312**	**442,354**
Adjustments for illiquid portfolio entries	**581,744**	**1,196,718**	**1,196,718**
Other entries	**5,771,578**	**2,065,399**	**2,352,592**
Total	39,532,936	18,162,692	17,902,258

9.2 Composition of Item 60 "Accrued expenses and deferred income"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
ACCRUED EXPENSES			
for accrued interest on bank accounts	650,415	448,116	438,485
for accrued interest on customer accounts	630,302	466,496	416,879
for accrued interest on securities in issue	1,041,695	1,069,216	1,022,274
for accrued interest on contract differences	820,886	520,719	512,617
for accrued interest on subordinated debt	5,331	3,596	5,325
for other transactions	509,260	44,346	43,339
Total accrued liabilities	**3,657,889**	**2,552,489**	**2,438,919**
DEFERRED INCOME			
related to interest on discounted bills	230,418	72,666	46,870
for derivative contracts	361,732	418,121	418,567
on other loans to customers	46,680	237,597	235,510
on securities in issue	5,718	22,102	20,384
on pre-invoiced leases	34,310	48,829	48,738
for miscellaneous fees and commissions	50,508	36,957	36,897
for other transactions	1,454,359	1,422,549	1,417,951
Total deferred income	**2,183,725**	**2,258,821**	**2,224,917**
Total accrued liabilities and deferred income	***5,841,614***	***4,811,310***	***4,663,836***

Accrued liabilities and deferred income are reported on an accruals basis and in accordance with the provisions of Article 2424 bis of the Civil Code.

9.3 Adjustments for accrued liabilities and deferred income

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Liability items			
- Due to banks	23,633	43,457	43,457
- Due to customers	20,666	11,469	11,469
- Securities in issue	214,360	163,524	163,524
- Other items	166	-	-
b) Asset items			
- Loans to banks	8	2,233	2,233
- Loans to customers	4,169	184,514	184,514

Section 10 GUARANTEES AND COMMITMENTS

Guarantees given and commitments undertaken, involving the assumption of credit risks, amounted to **67,356,500** million. Below is a detail:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) ITEMS	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
10. Guarantees given	26,344,894	22,320,455	21,194,262
20. Commitments	41,011,606	26,464,514	26,014,208
Total	67,356,500	48,784,969	47,208,470

10.1 Composition of item 10 "Guarantees given"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Guarantees of a commercial nature	16,366,778	15,829,573	14,939,415
b) Guarantees of a financial nature	9,974,707	6,335,220	6,226,507
c) Pledged assets	3,409	155,662	28,340
Total	**26,344,894**	**22,320,455**	**21,194,262**

10.2 Composition of item 20 "Commitments"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Commitments to lend funds of certain use	33,219,926	20,628,734	20,431,988
of which:			
- available margins on irrevocable lines of credit	*24,202,662*	*13,438,193*	*13,293,874*
- securities to be received for transactions to be settled	*3,297,698*	*2,323,831*	*2,311,153*
- deposits and financing to be disbursed	*4,391,918*	*1,458,134*	*1,346,017*
- other commitments to lend funds	*1,327,648*	*3,408,576*	*3,480,944*
b) Commitments to lend funds of uncertain use	**7,791,680**	**5,835,780**	**5,582,220**
of which:			
- commitment to Fondo Interbancario di Tutela dei Depositi (Interbank Deposit Insurance Fund)	*232,292*	*225,116*	*218,320*
- other commitments to lend funds	*7,559,388*	*5,610,664*	*5,363,900*
Total	**41,011,606**	**26,464,514**	**26,014,208**

10.3 Assets pledged to guarantee own debts

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Investment and trading securities as guarantee for banker's cheques	419,194	308,410	267,540
Investment and trading securities as guarantee for other services	1,427	3,770	3,770
Investment and trading securities linked to repos	14,954,628	18,790,913	18,383,729
Reserve and surety obligations of Parent Company's foreign branches	223,683	234,194	234,194
Securities and other pledged securities	1,822,626	536,229	263,115
Total	**17,421,558**	**19,873,516**	**19,152,348**

10.4 Unused credit lines

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Central banks	1,276,993	3,205,839	3,204,339
b) Other banks	1,924,427	2,834,058	2,766,465
Total	**3,201,420**	**6,039,897**	**5,970,804**

10.5 Forward transactions

(CONSOLIDATED AMOUNTS IN BILLIONS OF LIT.)

CATEGORIES OF TRANSACTIONS	AMOUNTS AT 31.12.2000 HEDGING	TRADING	OTHER TRANSACTIONS
1. Buying and selling	**33,949.2**	**52,405.2**	**17.8**
1.1 Securities	-	7,000.5	17.8
- purchases	-	*3,289.1*	*8.6*
- sales	-	*3,711.4*	*9.2*
1.2 Currencies	33,949.2	45,404.7	-
- currencies against currencies	*5,098.9*	*5,166.3*	-
- purchases against euro	*19,346.5*	*19,622.4*	-
- sales against euro	*9,503.8*	*20,616.0*	-
2. Deposits and financing	-	**4,440.7**	**16,810.7**
- to be paid out	-	*2,112.1*	*2,279.8*
- to be received	-	*2,328.6*	*14,530.9*
3. Derivative contracts	**154,754.4**	**551,974.5**	**31,380.3**
3.1 With exchange of assets	3,781.5	77,961.3	-
a) Securities	211.8	34,267.8	-
- purchases	*92.6*	*8,176.1*	-
- sales	*119.2*	*26,091.7*	-
b) Currencies	3,569.7	43,693.5	-
- currencies against currencies	*97.2*	*6,152.2*	-
- purchases against euro	*2,913.0*	*18,224.7*	-
- sales against euro	*559.5*	*19,316.6*	-
c) Other securities	-	-	-
- purchases	-	-	-
- sales	-	-	-
3.2 Without exchange of assets	150,972.9	474,013.2	31,380.3
a) Currencies	357.4	565.6	230.0
- currencies against currencies	*2.0*	-	*2.0*
- purchases against euro	*334.5*	*535.1*	*6.1*
- sales against euro	*20.9*	*30.5*	*221.9*
b) Other securities	150,615.5	473,447.6	31,150.3
- purchases	*84,245.7*	*223,205.5*	*746.0*
- sales	*66,369.8*	*250,242.1*	*30,404.3*
Total	**188,703.6**	**608,820.4**	**48,208.8**

AMOUNTS AT 31.12.1999 (PRO-FORMA)			AMOUNTS AT 31.12.1999		
HEDGING	TRADING	OTHER TRANSACTIONS	HEDGING	TRADING	OTHER TRANSACTIONS
66,603.8	**5,689.2**	**1.0**	**66,590.1**	**5,558.2**	**1.0**
-	4,266.3	1.0	-	4,238.7	1.0
-	*2,323.3*	*0.5*	-	*2,310.7*	*0.5*
-	*1,943.0*	*0.5*	-	*1,928.0*	*0.5*
66,603.8	1,422.9	-	66,590.1	1,319.5	-
7,329.5	*774.1*	-	*7,329.5*	*748.4*	-
32,436.7	*435.7*	-	*32,423.0*	*390.9*	-
26,837.6	*213.1*	-	*26,837.6*	*180.2*	-
-	**199.9**	**3,104.1**	-	**194.5**	**2,993.3**
-	*13.4*	*1,444.8*	-	*10.7*	*1,335.4*
-	*186.5*	*1,659.3*	-	*183.8*	*1,657.9*
63,853.4	**257,908.1**	**6,617.6**	**64,201.7**	**255,752.4**	**6,658.9**
2,316.6	18,168.4	147.1	2,393.4	17,644.9	188.4
174.3	3,372.9	147.1	215.5	3,341.6	188.4
147.2	*1,191.9*	-	*188.4*	*1,176.2*	-
27.1	*2,181.0*	*147.1*	*27.1*	*2,165.4*	*188.4*
2,141.7	14,794.9	-	2,177.3	14,302.6	-
104.5	*3,562.5*	-	*104.5*	*3,510.1*	-
1,498.6	*6,047.7*	-	*1,529.8*	*5,829.5*	-
538.6	*5,184.7*	-	*543.0*	*4,963.0*	-
0.6	0.6	-	0.6	0.6	-
-	*0.3*	-	-	*0.3*	-
0.6	*0.3*	-	*0.6*	*0.3*	-
61,536.8	239,739.7	6,470.5	61,808.3	238,107.5	6,470.5
154.0	1,953.6	-	154.0	1,953.6	-
24.3	*22.4*	-	*24.3*	*22.4*	-
127.0	*758.6*	-	*127.0*	*758.6*	-
2.7	*1,172.6*	-	*2.7*	*1,172.6*	-
61,382.8	237,786.1	6,470.5	61,654.3	236,153.9	6,470.5
29,211.9	*101,516.5*	*22.9*	*29,005.0*	*100,639.7*	*22.9*
32,170.9	*136,269.6*	*6,447.6*	*32,649.3*	*135,514.2*	*6,447.6*
130,457.2	**263,797.2**	**9,722.7**	**130,791.8**	**261,505.1**	**9,653.2**

Section 11 CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

11.1 Large exposures

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Amount (CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	3,475,649	8,957,177	8,955,869
b) Number	1	3	3

The amount is the total weighted amount of exposure positions that constitute a "large exposure" in accordance with current regulatory provisions (exposures exceeding 10% of consolidated capital for regulatory purposes).

11.2 Distribution of loans to customers by main categories of borrowers

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Governments	3,367,066	4,570,304	4,491,018
b) Other public organizations	6,633,446	6,242,084	6,105,420
c) Non-financial companies	124,149,245	110,290,594	104,336,224
d) Financial institutions	25,982,944	31,092,256	30,628,861
e) Family firms	17,404,729	12,087,309	11,327,716
f) Other operators	45,437,168	40,951,809	39,791,561
Total	**222,974,598**	**205,234,356**	**196,680,800**

11.3 Distribution of loans to non-financial companies and domestic family firms

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Commercial, recovery and repair services	21,063,853	18,193,867	16,999,321
b) Other sales services	17,519,642	14,202,993	13,944,948
c) Construction and public works	10,778,557	9,509,203	9,088,654
d) Textile, leather and footwear and clothing products	6,689,741	6,084,977	5,600,552
e) Agricultural and industrial equipment	6,028,799	5,239,908	5,064,099
f) Other branches	53,633,011	47,714,551	45,018,694
Total	**115,713,603**	**100,945,499**	**95,716,268**

11.4 Distribution of guarantees given by main categories of counterparties

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Governments	20,374	1,984	1,984
b) Other public organisations	262,905	212,498	190,686
c) Banks	3,572,920	2,153,368	2,114,145
d) Non-financial companies	18,265,557	15,067,336	14,092,458
e) Financial institutions	2,856,809	3,585,413	3,582,580
f) Family firms	356,221	348,456	322,946
g) Other operators	1,010,108	951,400	889,463
Total	**26,344,894**	**22,320,455**	**21,194,262**

11.5 Geographical distribution of assets and liabilities

(CONSOLIDATED AMOUNTS IN **BILLIONS** OF LIT.)

	ITALY	OTHER COUNTRIES OF THE E.U.	OTHER COUNTRIES	TOTAL
1. Assets Full year 2000	**245,312.6**	**27,651.7**	**62,485.9**	**335,450.2**
Full year 1999 (pro-forma)	*231,935.7*	*36,933.0*	*38,909.6*	*307,778.3*
Full year 1999	221,772.4	35,366.0	35,185.9	292,324.3
1.1 Loans to banks	**14,372.2**	**12,537.2**	**21,310.9**	**48,220.3**
	19,147.3	*16,345.0*	*6,237.7*	*41,730.0*
	17,975.8	15,106.4	5,657.2	38,739.4
1.2 Loans to customers	**188,294.4**	**10,704.2**	**23,976.0**	**222,974.6**
	170,388.3	*15,880.8*	*18,965.3*	*205,234.4*
	163,649.8	15,876.4	17,154.5	196,680.7
1.3 Securities	**42,646.0**	**4,410.3**	**17,199.0**	**64,255.3**
	42,400.1	*4,707.2*	*13,706.6*	*60,813.9*
	40,146.8	4,383.2	12,374.2	56,904.2
2. Liabilities Full year 2000	**209,520.0**	**23,039.7**	**84,538.0**	**317,097.7**
Full year 1999 (pro-forma)	*199,415.6*	*45,144.8*	*48,566.8*	*293,127.2*
Full year 1999	190,060.6	44,855.5	44,250.4	279,166.5
2.1 Due to banks	**34,398.6**	**4,633.8**	**40,678.1**	**79,710.5**
	28,860.6	*23,793.1*	*17,904.5*	*70,558.2*
	28,190.6	23,672.8	17,331.8	69,195.2
2.2 Due to customers	**116,660.1**	**8,345.0**	**35,490.3**	**160,495.4**
	112,560.0	*9,481.2*	*28,817.5*	*150,858.7*
	106,510.9	9,312.5	25,173.1	140,996.5
2.3 Securities in issue	**52,049.8**	**9,143.9**	**6,387.6**	**67,581.3**
	56,154.7	*10,708.3*	*1,844.8*	*68,707.8*
	53,598.0	10,708.0	1,745.5	66,051.5
2.4 Other accounts	**6,411.5**	**917.0**	**1,982.0**	**9,310.5**
	1,840.3	*1,162.2*	-	*3,002.5*
	1,761.1	1,162.2	-	2,923.3
3. Guarantees and commitments Full year 2000	**39,444.6**	**2,335.1**	**25,576.8**	**67,356.5**
Full year 1999 (pro-forma)	*32,137.7*	*5,255.2*	*11,392.1*	*48,785.0*
Full year 1999	31,219.7	5,213.8	10,775.0	47,208.5

11.6 Breakdown of assets and liabilities by maturity

(CONSOLIDATED AMOUNTS IN **BILLIONS** OF LIT.)

ITEMS/ RESIDUAL MATURITY	FIXED TERM								
				1 TO 5 YEARS		OVER 5 YEARS			
	ON DEMAND	UP TO 3 MONTHS	3 TO 12 MONTHS	FIXED RATE	INDEXED RATE	FIXED RATE	INDEXED RATE	OPEN ITEM	TOTAL
1. Assets 2000	**132,404**	**367,854**	**180,411**	**103,401**	**75,828**	**38,553**	**40,337**	**7,563**	**946,351**
1999 (pro-forma)	*73,684*	*172,579*	*136,076*	*78,193*	*62,091*	*30,454*	*36,848*	*9,790*	*599,715*
1999	69,938	169,743	133,444	76,098	59,431	28,885	35,854	9,632	583,025
1.1 Refinanceable treasury notes	**65**	**1,904**	**1,475**	**672**	**1,435**	**879**	**1,975**	**-**	**8,405**
	101	*729*	*2,041*	*2,003*	*4,793*	*522*	*501*	*-*	*10,690*
	94	717	2,025	1,651	4,520	362	458	-	9,827
1.2 Loans to banks	**7,032**	**28,332**	**9,510**	**2,070**	**378**	**102**	**97**	**699**	**48,220**
	5,276	*25,618*	*6,667*	*45*	*760*	*13*	*180*	*3,171*	*41,730*
	4,182	24,048	6,538	32	651	8	177	3,103	38,739
1.3 Loans to customers	**57,942**	**45,152**	**28,406**	**12,046**	**37,184**	**5,061**	**30,420**	**6,763**	**222,974**
	61,409	*37,806*	*24,307*	*13,008*	*32,055*	*5,041*	*25,014*	*6,594*	*205,234*
	59,012	36,785	23,029	12,275	30,218	4,827	24,008	6,527	196,681
1.4 Bonds and other debt securities	**294**	**4,614**	**12,810**	**11,752**	**12,363**	**6,727**	**4,494**	**93**	**52,947**
	360	*2,954*	*7,496*	*7,415*	*15,293*	*7,399*	*6,806*	*24*	*47,747*
	220	2,806	6,909	6,751	14,648	6,910	6,552	1	44,797
Total (1.1-1.2-1.3-1.4)	**65,333**	**80,002**	**52,001**	**26,540**	**51,360**	**12,769**	**36,986**	**7,555**	**332,546**
	67,146	*67,107*	*40,511*	*22,471*	*52,901*	*12,975*	*32,501*	*9,789*	*305,401*
	63,508	64,356	38,501	20,709	50,037	12,107	31,195	9,631	290,044
1.5 "Off-balance-sheet" transactions	**67,071**	**287,852**	**128,410**	**76,861**	**24,468**	**25,784**	**3,351**	**8**	**613,805**
	6,538	*105,472*	*95,565*	*55,722*	*9,190*	*17,479*	*4,347*	*1*	*294,314*
	6,430	105,387	94,943	55,389	9,394	16,778	4,659	1	292,981
2. Liabilities 2000	**188,317**	**399,626**	**171,795**	**83,919**	**36,679**	**32,712**	**16,597**	**843**	**930,488**
1999 (pro-forma)	*149,323*	*181,170*	*121,895*	*66,711*	*29,629*	*24,762*	*12,718*	*691*	*586,899*
1999	141,665	178,283	119,584	65,568	29,048	24,101	12,775	671	571,695
2.1 Due to banks	**18,334**	**48,142**	**8,121**	**2,571**	**2,186**	**778**	**1,442**	**127**	**79,711**
	23,761	*35,699*	*5,853*	*1,000*	*2,251*	*234*	*1,749*	*11*	*70,558*
	23,556	35,263	5,782	906	1,933	115	1,638	2	69,195
2.2 Due to customers	**107,553**	**43,333**	**8,641**	**139**	**530**	**71**	**113**	**115**	**160,495**
	109,708	*30,612*	*9,030*	*110*	*654*	*40*	*157*	*548*	*150,859*
	102,469	29,044	8,415	72	440	1	11	544	140,996
2.3 Securities in issue									
- Bonds	**1,023**	**1,845**	**11,101**	**6,182**	**11,690**	**2,430**	**7,688**	**4**	**41,963**
	1,132	*1,050*	*4,755*	*7,166*	*18,139*	*2,893*	*8,389*	*11*	*43,535*
	1,125	953	4,414	6,387	17,875	2,964	8,435	4	42,157
- Certificates of deposit	**297**	**15,829**	**5,846**	**826**	**331**	**15**	**-**	**-**	**23,144**
	423	*12,730*	*8,064*	*1,492*	*487*	*80*	*-*	*-*	*23,276*
	380	12,169	7,631	1,401	437	80	-	-	22,098
- Other securities	**2,179**	**157**	**54**	**47**	**-**	**37**	**-**	**-**	**2,474**
	1,609	*41*	*156*	*-*	*56*	*-*	*35*	*-*	*1,897*
	1,554	55	153	-	-	-	35	-	1,797
2.4 Subordinated debt	**-**	**-**	**21**	**1,640**	**356**	**1,982**	**4,897**	**-**	**8,896**
	-	*-*	*-*	*102*	*1,841*	*-*	*670*	*-*	*2,613*
	-	-	-	143	1,841	-	670	-	2,654
Total (2.1-2.2-2.3-2.4)	**129,386**	**107,306**	**33,784**	**11,405**	**15,103**	**5,313**	**14,140**	**246**	**316,683**
	136,633	*80,132*	*27,858*	*9,870*	*23,428*	*3,247*	*11,000*	*570*	*292,738*
	129,084	77,484	26,395	8,909	22,526	3,160	10,789	550	278,897
2.5 "Off-balance-sheet" transactions	**58,931**	**292,320**	**138,011**	**72,514**	**21,576**	**27,399**	**2,457**	**597**	**613,805**
	12,690	*101,038*	*94,037*	*56,841*	*6,201*	*21,515*	*1,718*	*121*	*294,161*
	12,581	100,799	93,189	56,659	6,522	20,941	1,986	121	292,798

11.7 Assets and liabilities in foreign currencies

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Assets			
1. Loans to banks	12,544,026	10,183,849	8,961,382
2. Loans to customers	27,527,589	23,204,627	21,994,225
3. Securities	13,788,478	13,044,508	12,353,569
4. Equity investments	323,881	343,872	341,144
5. Other accounts	461,678	939,232	822,457
	54,645,652	**47,716,088**	**44,472,777**
b) Liabilities			
1. Due to banks	26,065,918	19,696,460	19,199,981
2. Due to customers	32,825,316	28,619,221	26,107,444
3. Securities in issue	10,321,609	7,534,490	7,404,586
4. Other accounts	2,080,780	1,066,154	1,066,154
	71,293,623	**56,916,325**	**53,778,165**

Based on current regulations, "other accounts" under assets comprise item 10; "other accounts" under liabilities comprise items 40 and 110.

The following exchange rates were used for the conversion into lire of the foreign currency accounts of companies consolidated on a line-by-line basis, and the conversion of entries in foreign currencies of major significance in the Group's assets:

	EXCHANGE RATE AS AT DECEMBER 2000
Slovak Republic korunas	43,9329
United States dollar	0,9305
Swiss franc	1,5232
Croatian kuna	7,5579
Bulgarian lev	1,9543
Sterling	0,6241
Polish zloty	3,8498

The above exchange rates as at 31 December 2000 represent the euro parity in relation to the individual foreign currencies.
The amounts in euros resulting from the application of these exchange rates were converted to lire using the conversion rate of 1 euro = Lit. 1,936.27.

Section 12 MANAGEMENT AND BROKERAGE ON BEHALF OF THIRD PARTIES

12.1 Securities dealing

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Purchases			
1. Settled	118,701,533	164,344,776	162,998,696
2. Unsettled	2,352,407	5,815,939	5,809,305
	121,053,940	**170,160,715**	**168,808,001**
b) Sales			
1. Settled	104,701,518	162,568,189	160,772,259
2. Unsettled	2,295,590	2,553,454	2,547,238
	106,997,108	**165,121,643**	**163,319,497**

12.2 Asset management accounts

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1998 (PRO-FORMA)	31.12.1999
Securities managed on behalf of customers (at market values)	77,128,521	81,928.321	78,885,715

12.3 Custody and administration of securities

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Third party securities on deposit (excluding asset management accounts)			
1) Security	103,623	523,935	111,844
2) Collateral	9,926,404	12,957,023	11,367,143
3) Custody	365,491,190	299,375,336	291,613,864
	375,521,217	**312,856,294**	**303,092,851**
b) Third party securities deposited with third parties	**276,027,906**	**244,287,842**	**239,834,700**
c) Investment and trading securities deposited with third parties	34,693,524	39,960,905	37,504,929

12.4 Collections on behalf of third parties: debit and credit adjustments

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
a) Debit adjustments			
1. Current accounts	393,243	490,160	363,457
2. Central portfolio	20,175,822	24,738,902	22,847,797
3. Cash	4,699,019	4,248,692	4,098,510
4. Other accounts	6,229,241	6,351,248	6,151,363
	31,497,325	**35,829,002**	**33,461,127**
b) Credit adjustments			
1. Current accounts	153,147	362,330	300,116
2. Sellers' bills and documents	30,912,675	36,297,319	33,953,104
3. Other accounts	641,980	350,039	339,271
	31,707,802	**37,009,688**	**34,592,491**
Balance (a - b)	**-210.477**	**-1,180,686**	**-1,131,364**

12.5 Other transactions

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Other third party securities on deposit	8,862,145	10,447,181	10,447,181
Other third-party securities deposited with third parties	1,019,396	724,505	724,505
Other investment and trading securities deposited with third parties	120	20,674	20,674
Other securities related to tax collection activities			
1. Expired tax registers with mandatory entry requirements, to be collected	440,442	1,414,875	1,414,875
2. Expired tax registers with mandatory entry requirements, within tolerance	893,566	777,035	777,035
3. Expiring tax registers with mandatory entry requirements, to be collected	4,578	207,894	207,894
4. Expired tax registers with no mandatory entry requirements, to be collected	16,561,316	17,242,158	17,242,158
5. Expired, past due tax registers with no mandatory entry requirements, to be collected	2,641,897	2,204,349	2,204,349
6. Assignments received to collect taxes from third party agents	2,810,398	2,781,256	2,781,256
7. Other	1,715,848	-	-

Part C - Notes to the profit and loss account

Section 1 - INTEREST

Interest, and similar income and charges are detailed as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
10. Interest income and similar revenues	20,626,657	17,002,203	16,019,504
20. Interest expense and similar charges	11,585,303	8,989,852	8,509,136

1.1 Details of Item 10 "Interest income and similar revenues"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
a) on loans to banks	2,057,832	1,862,070	1,718,092
of which:			
- on loans to central banks	*126,240*	*76,902*	*60,794*
b) on loans to customers	14,464,094	11,384,550	10,764,810
c) on debt securities	3,998,098	3,726,805	3,507,718
d) other interest income	106,633	28,778	28,884
e) Positive balances of hedging transaction margins	-	-	-
Total	**20.626.657**	**17,002,203**	**16,019,504**

1.2 Details of Item 20 "Interest expense and similar charges"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
a) on amounts due to banks	2,920,443	2,476,542	2,370,915
b) on amounts due to customers	4,803,627	3,257,375	3,009,402
c) on debt securities and securities in issue	3,075,620	2,674,351	2,572,784
of which:			
- certificates of deposit	*1,332,823*	*959,522*	*907,880*
d) on deposits received in administration	258	299	296
e) on subordinated debt	278,759	124,215	126,200
f) Negative balances of hedging transaction margins	506,596	457,070	429,539
Total	**11.585.303**	**8,989,852**	**8,509,136**

1.3 Details of Item 10 "Interest income and similar revenues"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
a) on assets denominated in foreign currencies	5,360,492	4,373,491	3,949,199
b) on assets denominated in euros	15,266,165	12,628,712	12,070,305
Total	**20.626.657**	**17,002,203**	**16,019,504**

1.4 Details of Item 20 "Interest expense and similar charges"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
a) on liabilities denominated in foreign currencies	4,769,001	3,636,772	3,422,164
b) on liabilities denominated in euros	6,309,706	4,896,010	4,657,433
	11,078,707	**8,532,782**	**8,079,597**
c) Negative balances of hedging transaction margins	506,596	457,070	429,539
Total	**11.585.303**	**8,989,852**	**8,509,136**

As a result of ruling No. 425 dated 9 October 2000 of the Constitutional Court, in which the third paragraph of Article 25 of Legislative Decree No. 344 of 4 August 1999 was declared illegal, the problem arose as to whether or not to assess the risk of losing potential lawsuits with the customers involved.

In this regard, in view of the facts and the repeated recognition in past years in case law of the existence of standard practices legitimising the quarterly compounding of interest, it was decided not to post a provision.

With regard to the provisions stipulated in Decree No. 394 of 29 December 2000, it should be noted that the interest rate for fixed-rate, non-subsidized loans was adjusted pursuant to the above provisions.

It is estimated that the adjustment in question will have an impact on income in 2001 of about 14 billion on a gross basis.

Section 2 COMMISSIONS

Commissions, which are detailed below, are reported in Items 40 and 50 of the profit and loss account in the following amounts:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
40. Commission income	7,227,513	5,933,852	5,740,314
50. Commission expense	762,096	589,018	568,481

2.1 Composition of Item 40 "Commission income"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
a) Guarantees given	**164,842**	**172,684**	**160,649**
b) Collection and payment services	**648,024**	**659,122**	**618,458**
c) Administration, brokerage and consultancy services:	**4,546,757**	**3,536,086**	**3,479,814**
1. Security dealing	413,992	467,403	466,001
2. Currency dealing	173,417	164,513	160,481
3. Asset management accounts	755,260	420,891	411,723
4. Custody and administration of securities	181,619	152,503	150,156
5. Placement of securities	344,768	496,618	470,135
6. Consultancy activities	12,432	2,336	2,310
7. Door-to-door selling of securities, products and services	44,150	19,976	19,976
8. Acceptance of trading instructions	277,947	49,264	36,450
9. Management of collective securities investment funds	2,343,172	1,762,582	1,762,582
d) Tax collection services	**261,940**	**274,490**	**264,449**
e) Other services	**1,605,950**	**1,291,471**	**1,216,944**
of which:			
- Loans made	*734,250*	*586,268*	*577,712*
- Securities services	*19,147*	*27,542*	*27,542*
- Rental of safe deposit boxes	*14,233*	*13,464*	*13,165*
- Insurance products	*281,953*	*282,667*	*281,420*
- Refunds and sundry recoveries	*100,490*	*91,773*	*91,773*
- Foreign transactions and services	*14,969*	*10,800*	*8,775*
- Other	*440,908*	*278,956*	*216,557*
Total	**7,227,513**	**5,933,852**	**5,740,314**

2.2 Details of Item 50 "Commission expense"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
a) Collection and payment services	**178,687**	**120,112**	**109,937**
b) Administration and brokerage services:	**391,017**	**238,706**	**236,445**
1. Security dealing	55,571	20,909	20,587
2. Currency dealing	6,141	6,584	6,531
3. Asset management accounts	3,116	3,200	1,449
4. Custody and administration of securities	26,279	27,548	27,413
5. Placement of securities	83,828	10,245	10,245
6. Door-to-door selling of securities, products and services	179,960	135,593	135,593
7. Management of collective securities investment funds	36,122	34,627	34,627
c) Other services	**181,402**	**210,480**	**203,345**
of which:			
- Loans received	*6,024*	*6,998*	*6,960*
- Securities services	*5,809*	*9,984*	*9,984*
- Rental of safe deposit boxes	*28*	*24*	*24*
- Foreign transactions and services	*5,567*	*2,536*	*2,339*
- Other	*163,974*	*190,938*	*184,038*
d) Guarantees received	**10,990**	**19,720**	**18,754**
Total	**762.096**	**589,018**	**568,481**

Net commissions are detailed as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Asset management and administration services	4,283,755	3,439,676	3,388,397
Trading and placement of securities	*942,608*	*1,011,363*	*968,748*
Asset management accounts	*752,144*	*417,691*	*410,274*
Management of collective investment schemes	*2,307,050*	*1,727,955*	*1,727,955*
Placement of insurance products	*281,953*	*282,667*	*281,420*
Credit commitments and loans	882,078	732,234	712,647
Collection and payment services	676,445	539,010	508,521
Currency dealing	176,678	166,193	160,386
Tax collection services	261,940	274,490	264,449
Other services	184,521	193,231	137,433
Net commissions	**6,465,417**	**5,344,834**	**5,171,833**

Section 3 PROFITS AND LOSSES FROM FINANCIAL TRANSACTIONS

Profits and losses from financial transactions are reported below:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
60. *Profit/(losses) from financial transactions*	1,235,273	723,499	655,650

3.1 Details of Item 60 "Trading profits (losses)"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) ITEMS/TRANSACTIONS	SECURITIES TRANSACTIONS	CURRENCY TRANSACTIONS	OTHER TRANSACTIONS	TOTAL
A.1 Revaluations	1,279,475	-	4,331,623	5,611,098
A.2 Writedowns	-1,409,734	-	-3,529,747	-4,939,481
B. *Other profits/losses*	342,273	341,501	-120,118	563,656
Totals	**212,014**	**341,501**	**681,758**	**1,235,273**
1. Government securities	236,869			
2. Other debt securities	98,919			
3. Equity securities	-2,496			
4. Derivative contracts on securities	-121,278			

Section 4 ADMINISTRATIVE COSTS

Total administrative costs, which are broken down below, are as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
80. Administrative costs	8,521,281	7,919,603	7,404,322

Details of Item 80 "Administrative costs"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)

	2000	1999 (PRO-FORMA)	1999
a) Payroll costs			
- Wages and salaries	3,769,520	3,546,704	3,336,845
- Social security contributions	1,095,163	1,037,278	981,631
- Severance pay	229,118	222,905	210,230
- Pensions and similar benefits	79,667	118,413	106,316
- Other	195,849	111,477	99,844
	5,369,317	**5,036,777**	**4,734,866**
b) Other administrative costs			
- Indirect taxes and dues	570,206	584,547	542,971
- Miscellaneous costs and expenses	2,581,758	2,298,279	2,126,485
	3,151,964	**2,882,826**	**2,669,456**
Total	***8,521,281***	***7,919,603***	***7,404,322***

Miscellaneous costs and expenses are detailed below:

Remuneration paid to external professionals	*297,420*	*219,615*	*190,389*
Insurance	*49,035*	*53,015*	*48,159*
Advertising	*238,927*	*162,917*	*150,971*
Surveillance of premises and securities inventory	*136,784*	*142,841*	*134,702*
- Internal and external surveillance of premises	*70,216*	*73,631*	*72,136*
- Transport and safekeeping of valuables and documents	*66,568*	*69,210*	*62,566*
Provision of various services by third parties	*310,582*	*318,858*	*303,376*
Property-related expenses:	*526,710*	*493,299*	*464,383*
- rental expenses	*289,120*	*257,880*	*245,066*
- maintenance of premises	*64,492*	*70,061*	*66,809*
- cleaning of premises	*60,688*	*54,502*	*49,966*
- energy consumption	*112,410*	*110,856*	*102,542*
Maintenance and charges for furniture, machinery and equipment:	*145,826*	*132,948*	*117,395*
- repair and maintenance of furniture, machinery and equipment	*108,817*	*97,607*	*86,735*
- lease of electronic equipment and software	*37,009*	*35,341*	*30,660*
Postage, telephone, printed materials and other office expenses:	*410,216*	*406,696*	*379,437*
- postage, telephone, telegraph and telex	*309,607*	*320,129*	*302,605*
- printing and stationery	*75,843*	*67,373*	*63,690*
- various office equipment	*24,766*	*19,194*	*13,142*
Rentals and other travel expenses:	*135,529*	*91,372*	*87,054*
- travel expenses	*68,543*	*56,867*	*55,074*
- various hire charges	*66,986*	*34,505*	*31,980*
Credit information and searches	*32,749*	*33,360*	*30,093*
Other expenses:	*297,980*	*243,358*	*220,526*
- remuneration and fees paid to directors and internal auditors	*32,965*	*27,740*	*26,925*
- charitable donations	*6,651*	*6,404*	*5,847*
- other	*258,364*	*209,214*	*187,754*
Total	**2,581,758**	**2,298,279**	**2,126,485**

4.1 Average number of employees by category

(AVERAGE NUMBER OF EMPLOYEES)	2000	1999	1999 (PRO-FORMA)
a) Senior managers	644	488	459
b) Executives	6,623	5,557	4,973
c) Remaining staff	56,401	49,606	43,981
Total*	**63,668**	**55,651**	**49,413**

* The number of employees indicated above is the arithmetic mean of the number of employees at the end of the current and prior years.

NUMBER OF EMPLOYEES AT END OF YEAR	2000	1999	1999 (PRO-FORMA)
a) Senior managers	699	618	588
b) Executives	8,185	5,648	5,060
c) Remaining staff	56,163	62,251	56,640
Total	**65,047**	**68,517**	**62,288**
Temporary positions are included in year-end totals.	3,700	3,866	3,673

Section 5 WRITEDOWNS, WRITE-BACKS AND PROVISIONS

Writedowns, write-backs and provisions are as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
90. Writedowns of intangible and tangible fixed assets	901,900	758,145	698,387
100. Provisions for risks and charges	882,721	515,822	488,716
120. Writedowns of loans and provisions for guarantees and commitments	2,791,385	2,452,936	2,401,070
130. Write-backs of loans and provisions for guarantees and commitments	1,167,648	831,008	792,572
140. Provisions to loan loss reserves	125,274	93,346	86,658
150. Writedowns of financial investments	145,554	114,171	98,186
160. Write-backs of financial investments	80,510	62,818	45,022
170. Income (loss) from equity investments valued at equity	28,498	1,687	1,330
230. Change in fund for general banking risks	-16,428	16,994	16,994

Details of Item 90 "Writedowns of intangible and tangible fixed assets"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Writedowns of tangible assets:	**448,679**	**430,140**	**393,967**
- Property	177,586	185,230	165,923
- Furniture	86,837	86,407	75,653
- Plant assets	184,256	162,996	152,391
Writedowns of intangible assets:	**311,245**	**281,637**	**258,052**
- of which, goodwill	79,889	29,509	29,509
Writedowns of positive consolidation differences*	**140,317**	**43,141**	**43,141**
Writedowns of positive net equity method differences*	**1,659**	**3,227**	**3,227**
Total	**901,900**	**758,145**	**698,387**

* For details see Section 8 of the notes to accounts.

Details of Item 100 "Provisions for risks and charges"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Provisions to "reserves for risks and charges":			
- Sub-item d) "Other reserves"	882,721	515,822	488,716
Total	**882,721**	**515,822**	**488,716**

Details of Item 120 "Writedowns of loans and provisions for guarantees and commitments"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Writedowns of loans:	**2,668,539**	**2,334,386**	**2,294,871**
- to banks	47,893	91,634	91,349
- to customers	2,618,109	2,227,654	2,188,424
- to subsidiaries (other than Group companies)	2,537	15,098	15,098
Provisions to "reserves for risks and charges":	**122,846**	**118,550**	**106,199**
- Sub-item d) "Other reserves":			
Provisions for guarantees and commitments	122,846	118,550	106,199
Total	**2,791,385**	**2,452,936**	**2,401,070**

Details of Item 130 "Write-backs of loans and provisions for guarantees and commitments"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
- Write-backs of loans	1,058,250	784,524	756,158
- Write-backs of provisions for guarantees and commitments	109,398	46,484	36,414
Total	**1,167,648**	**831,008**	**792,572**

Details of Item 140 "Provisions to loan loss reserves"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
- Provisions for the year	125,274	93,346	86,658
Total	**125,274**	**93,346**	**86,658**

Details of Item 150 "Writedowns of financial investments"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
- Writedowns of securities	79,216	49,542	31,924
- Writedowns of equity investments	66,338	64,629	66,262
Total	**145,554**	**114,171**	**98,186**

Details of Item 160 "Write-backs of financial investments"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
- Write-backs of securities	75,485	26,529	25,805
- Write-backs of equity investments	5,025	36,289	19,217
Total	**80,510**	**62,818**	**45,022**

Details of Item 230 "Changes in the reserve for general banking risks"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
- Funding	+6,278	+28,474	+28,474
- Drawings	-22,706	-11,480	-11,480
Total	**-16,428**	**+16,994**	**+16,994**
of which:			
Unicredit Suisse Bank S.A.	+3,178		
Mediovenezie Banca SpA	+3,000		
Unicredit Factoring SpA	+100		
Total	**+6,278**		
Banca dell'Umbria 1462 SpA	-10,000		
Banca Mediocredito SpA	-12,706		
Total	**-22,706**		
Total *	**-16,428**		

* Taking into account the modified scope of consolidation, the total of -16,428 changes to -11,691.

5.1 Details of Item 120 "Writedowns of loans and provisions for guarantees and commitments"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Writedowns of loans:	2,668,539	2,334,386	2,294,871
of which:			
- General writedowns for country risk	*46,341*	*93,313*	*86,037*
- Other general writedowns	*517,200*	*365,759*	*543,158*
Provisions to "reserves for risks and charges":	122,846	118,550	106,199
- Sub-item d) "Other reserves":			
Provisions for guarantees and commitments	122,846	118,550	106,199
of which:			
- Provisions for country risk	*8,309*	*1,609*	*1,609*
- Other general provisions	*8,531*	*578*	*578*
Total	**2,791,385**	**2,452,936**	**2,401,070**

Section 6 OTHER ITEMS OF THE PROFIT AND LOSS ACCOUNT

The profit and loss items not described in the preceding sections of the notes to accounts are as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
30. Dividends and other revenues	121,900	365,238	321,486
70. Other operating income	1,802,001	1,579,247	1,509,189
110. Other operating expenses	651,847	445,785	433,695
190. Extraordinary income	834,471	1,804,361	1,710,237
200. Extraordinary charges	396,469	843,869	577,701
240. Income tax for the year	2,778,643	2,386,072	2,337,765
250. Minority interests - income (loss) for the year *	897,612	688,290	684,183

* Includes pre-acquisition income/loss (fully consolidated companies).

Details of Item 30 "Dividends and other revenues"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Dividends and other revenues			
a) on shares, interests and other equity securities	55,275	40,364	25,324
b) on equity investments	66,625	322,683	293,971
c) on equity investments in Group companies	-	2,191	2,191
Total	**121,900**	**365,238**	**321,486**

6.1 Details of Item 70 "Other operating income"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Merchant banking activities	-	**8,398**	**8,398**
Premiums received for options	**168,785**	**113,772**	**113,772**
Debits to third parties:	**1,072,225**	**985,539**	**935,532**
- Tax reimbursements	397,517	381,885	362,391
- Customer insurance premiums	23,717	24,548	24,841
- on deposits and current accounts	650,991	579,106	548,300
Miscellaneous Income:	**550,901**	**409,845**	**395,624**
- Rental income	39,783	32,096	29,254
- Reimbursements of various amounts due in prior years	37,839	20,549	20,490
- Miscellaneous reimbursements for costs incurred in prior years	29,309	57,312	51,498
- Other	443,970	299,888	294,382
Income on leased fixed assets	**10,090**	**61,693**	**55,863**
Total	**1,802,001**	**1,579,247**	**1,509,189**

6.2 Details of Item 110 "Other operating expenses"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Payments for fixed assets under financial leases	7,885	5,561	2,097
Losses on leased fixed assets	-	25,510	25,510
Adjustments to conditions relationg to prior years	45,221	39,494	39,246
On-payment of commission income	6,209	6,126	6,126
Option premiums	168,981	113,180	113,180
Other costs	423,551	255,914	247,536
Total	**651,841**	**445,785**	**433,695**

6.3 Details of Item 190 "Extraordinary income"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Profits on sales of:	**313,662**	**1,110,930**	**1,049,172**
- Property	72,069	89,478	85,772
- Investment securities	5,868	210,285	209,372
- Equity investments	* 216.703	748.210	731.347
- Other assets	19,022	45,707	5,431
- Equity investments consolidated on a line-by-line basis	-	17,250	17,250
Contingent gains and reversal of liabilities:	**520,809**	**693,431**	**661,065**
- Surpluses from prior year provisions	134,348	168,311	168,311
- Reversal of liabilities due to write-offs	10,677	9,581	9,581
- Write-backs to assets written off	2,868	13,783	14,314
- Retransfer of reserve pursuant to Law 218/90	-	61,597	61,597
- Deferred tax assets related to prior years	40,441	254,260	243,049
- Miscellaneous	332,475	185,899	164,213
Total	**834,471**	**1,804,361**	**1,710,237**

* Of which 140 billion relates to investments sold during the year by companies not consolidated as at 31.12.1999 and held by them as securities at the time.

6.4 Details of Item 200 "Extraordinary charges"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
Losses on sales of:	**121,111**	**292,730**	**284,308**
- Property	9,933	2,886	2,210
- Investment securities	1,471	27,864	27,864
- Equity investments	96,820	107,217	107,217
- Other financial fixed assets	-	142,842	142,842
- Other assets	12,887	11,921	4,175
Contingent losses and reversal of assets:	**275,358**	**310,627**	**293,393**
- Payroll costs due to separation bonuses	37,042	46,959	44,087
- Losses due to miscellaneous risks	48,109	34,271	34,271
- Deferred taxes related to prior years	990	81,970	81,427
- Allocations to reserve for retirement and similar obligations	-	42,875	42,875
- Miscellaneous	189,217	104,552	90,733
Reclassification for pro-forma purposes *	-	**240,512**	-
Total	**396,469**	**843,869**	**577,701**

* Relates to Fonspa which has been excluded from consolidation and CRTrieste which is fully consolidated.

Details of Item 242 "Income/Loss before acquisition (companies consolidated on a line-by-line basis)"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999
Bank Pekao S.A. Group	-	41,698
Bulbank A.D.	118,941	-
Splitska Banka D.D.	5,971	-
Banca dell'Umbria 1462 S.p.A.	3,165	-
Mediocredito dell'Umbria S.p.A.	1,579	-
Pol'nobanka A.S.	-40,379	-
Other	440	-
Total *	**89,717**	**41,698**

* For the purposes of comparative accounting tables, this figure was included under "Minority interests - Income (loss) for the year"

Details of Item 250 "Minority interests in income (loss) for the year"

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999
Income (loss) of the following companies	**1,019,043**	**864,745**
Rolo Banca 1473 S.p.A.	565,067	576,134
Bank Pekao S.A. Group	184,143	14,865
Credit Carimonte S.p.A.	166,863	106,558
Pioneer Investment Management Ltd.	39,987	23,235
Rolo International Asset Management S.A.	32,243	63,943
Banca Agr. Comm. Rep. S. Marino S.A.	24,545	20,783
Locat S.p.A.	19,907	19,950
Cassa di Risparmio di Carpi S.p.A.	10,308	-
Rolofond S.G.R. S.p.A.	6,503	2,435
Cassa di Risparmio di Trieste Banca S.p.A.	3,972	-
Banca Mediocredito S.p.A.	2,998	9,306
Bulbank A.D.	2,776	-
Splitska Banka D.D.	2,234	-
Other	8,244	10,081
Fiditalia S.p.A.	-36,069	15,882
Grifofactor S.p.A.	-4,372	-
Sogefactor S.r.l.	-3,948	2,539
Banca dell'Umbria 1462 S.p.A.	-1,762	-
Other	-4,596	-966
Consolidation adjustments	**-211,148**	**-222,260**
Reversal of dividends collected from Credit Carimonte S.p.A.	-165,483	-105,832
Reversal of dividends collected from *Rolo Banca 1473 S.p.A.*	-80,663	-87,910
Reversal of dividends collected from Cariverona Banca S.p.A.	-103	-508
Reversal of dividends collected from Cassa di Risparmio di Trieste Banca S.p.A.	-1,151	-
Reversal of dividends collected from Fiditalia S.p.A.	-4,299	-
Reversal of dividends collected from Cassa di Risparmio di Carpi S.p.A.	-182	-
Other consolidation adjustments	40,733	-28,010
Total	**807,895**	**642,485**

Section 7 OTHER INFORMATION ON THE PROFIT AND LOSS ACCOUNT

7.1 Geographical distribution of income

This table covers Items 10, 30, 40, 60 and 70 of the profit and loss account.

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000	1999 (PRO-FORMA)	1999
- Italy	22,925,246	19,894,242	19,114,797
- Other EU countries	2,157,301	1,499,461	1,446,885
- Other countries	5,930,797	4,210,336	3,684,461
Total	**31,013,344**	**25,604,039**	**24,246,143**

Part D - Other information

Section 1 DIRECTORS AND STATUTORY AUDITORS

1.1 Remuneration

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000
a) Directors	8,040
b) Statutory auditors	673
	8,713

1.2 Loans and guarantees issued

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000
a) Directors	1,269,854
b) Statutory auditors	526
	1,270,380

Amounts include transactions generated, in accordance with current laws, with companies in which the company employees of the Parent Company have an interest.

Section 2 CONSOLIDATED CASH FLOW STATEMENT

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	2000
FUNDS GENERATED AND COLLECTED	
Funds generated from operations:	
Net income for the year	**2,700,814**
Writedowns (write-backs) of loans	1,623,737
Allocation to employee severance pay reserve	233,844
Allocation to reserve for retirement and similar obligations	45,024
Allocation to taxation reserves and deferred taxes	3,750,627
Allocations for risks and charges – other	882,721
Allocations to loan loss reserves	125,274
Writedowns (write-backs) of intangible and tangible fixed assets	901,900
Writedowns (write-backs) of financial investments	65,044
Total funds generated from operations	**10,328,985**
Group shareholders' equity (increase in capital and reserves)	
- Capital stock	24,017
- Share premiums	126,677
- Reserves (other changes)	1,452,240
Total increase in capital and reserves	**1,602,934**
Increase in minority interests in shareholders' equity	**1,471,184**
Other funds collected:	
Negative consolidation and net equity differences	22,852
Subordinated debt	6,241,984
Due to banks	10,515,391
Due to customers	19,644,260
Securities in issue	1,529,845
Accrued liabilities and deferred income	1,177,778
Other liabilities	22,040,743
Total changes in other funds collected	**61,172,853**
Total funds generated and collected	**74.575.956**
FUNDS USED AND INVESTED	
Dividends distributed and other allocations (charities, etc.)	1,255,588
Uses of provisions to taxation reserves, employee severance pay reserve and reserves for risks and charges	3,944,017
Cash and deposits with central banks	152,734
Loans to banks	9,574,652
Loans to customers	29,305,466
Securities	7,355,000
Equity investments	984,517
Intangible and tangible fixed assets (including positive consolidation differences)	4,953,867
Accrued income and pre-paid expenses	1,916,026
Other assets	15,134,089
Total funds used and invested	**74.575.956**

The other funds collected and funds utilized and invested included changes due to the modified scope of consolidation.

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI

Annexes

- Statement of reconciliation between the Parent Company's net income and shareholders' equity and the Group's net income and shareholders' equity.
- Reclassified Consolidated Balance Sheet (broken down by similar business activities).
- Reclassified Consolidated Profit and Loss Account (broken down by similar business activities).
- Composition of item 70 "Equity investments" at 31 December 2000.
- Composition of item 80 "Investments in Group companies" at 31 December 2000.
- Statement of assets and liabilities positions with Group companies at 31 December 2000.
- Statement of assets and liabilities positions with subsidiaries (principal companies other than Group companies) at 31 December 2000.
- Statement of significant equity investments (pursuant to Art. 126 of CONSOB Regulations no. 11.971 dated 14 May 1999).
- Accounts in euro
  - Reclassified Consolidated Balance Sheet and Consolidated Profit and Loss Account.
  - Consolidated Accounts as at 31 December 2000.
  - Comparative Accounts.
  - Pro-forma Consolidated Accounts as at 31 December 1999. Reclassification due to changes occurring in the area of consolidation.
- Performance of main Group Companies (UBM, Credito Italiano, Rolo Banca 1473, Cariverona Banca, Banca CRT, Cassamarca, Caritro, Locat, Bank Pekao, Pol'nobanka, Bulbank, Splitska Banka).
- Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

Net income for the year and shareholders'equity

The shareholders' equity and operating results of UniCredito Italiano S.p.A. were adjusted to arrive at the consolidated shareholders' equity and operating results for the Group as follows:

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.)	SHAREHOLDERS' EQUITY *	OF WHICH: NET INCOME FOR THE YEAR
Balances at 31 December 2000	**15,143,232**	**2,348,294**
Excess over book values:		
- *consolidated companies*	2,636,166	3,344,894
- companies valued using the equity method	23,367	20,853
Dividends received by the Parent Company in the year	(2,164,007)	(3,138,374)
Other consolidation restatements	(300,345)	127,147
Balances at 31 December 2000	**15,338,413**	**2,700,814**
Minority interests in shareholders' equity	*5,025,165*	*807,895*
Balances at 31 December 2000	*20,363,578*	*3,508,709*

* The reconciliation was carried out by including in the shareholders' equity the following items: Capital, Share premiums, Reserves, Revaluation reserves, Retained earnings/losses and Net income/loss for the year, Negative/positive consolidation and shareholders' equity differences, Reserve for banking risks and Credit risk reserves.

Balance sheet results

(CONSOLIDATED AMOUNTS IN BILLIONS OF LIT.)

AMOUNTS AS AT 31 DECEMBER 2000	CREDIT INSTITUTIONS [1]	FINANCIAL COMPANIES [2]	DOMESTIC ANCILLARY COMPANIES [3]	TOTAL DOMESTIC
ASSETS				
Cash and deposits with central banks and post offices	1,584.9	13.2	-	1,598.1
Loans:				
- to customers	204,195.9	17,583.2	0.1	221,779.2
- to banks	144,165.6	672.9	47.9	144,886.4
of which: net non-performing loans	*3,457.7*	*184.0*	-	*3,641.7*
Trading securities	31,948.4	262.7	-	32,211.1
Fixed assets:				
a) investment securities	38,074.7	57.4	-	38,132.1
b) equity investments	24,806.0	2,270.8	-	27,076.8
c) treasury stock (own shares or interests)	0.7	-	-	0.7
d) intangible and tangible	3,854.9	1,217.6	118.9	5,191.4
e) positive consolidation and net equity method differences	-	-	-	-
f) subscribed capital not paid in	-	-	1.1	1.1
Other assets items	36,158.0	2,629.3	26.7	38,814.0
Total assets	**484,789.1**	**24,707.1**	**194.7**	**509,690.9**
LIABILITIES AND SHAREHOLDERS'EQUITY				
Due:				
- to customers	128,944.2	926.0	-	129,870.2
- *securities in issue*	83,502.1	-	-	83,502.1
- to banks	169,821.2	18,014.7	27.9	187,863.8
Specific reserves	8,703.3	275.3	7.3	8,985.9
Other liabilities items	41,449.5	1,732.0	109.6	43,291.1
Credit risk reserves	368.8	10.0	-	378.8
Subordinated debt	16,774.0	25.0	-	16,799.0
Negative consolidation and net equity method differences	-	-	-	-
Minority interests in shareholders' equity(+/-)	-	-	-	-
Shareholders' equity:	35,226.0	3,724.1	49.9	39,000.0
- capital, reserves and retained earnings	28,968.5	3,352.6	44.9	32,366.0
- reserve for general banking risks	307.9	10.5	-	318.4
- net income (loss) for the year	5,949.6	361.0	5.0	6,315.6
Total liabilities	**484,789.1**	**24,707.1**	**194.7**	**509,690.9**
GUARANTEES AND COMMITMENTS				
Guarantees and commitments	**73,460.2**	**12,217.3**	**174.3**	**85,851.8**

1. includes:
UNICREDITO ITALIANO S.P.A., BANCA CRT S.P.A., BANCA DELL'UMBRIA 1462 S.P.A., BANCA MEDIOCREDITO S.P.A., CARIVERONA BANCA S.P.A., CASSA DI RISPARMIO DI CARPI S.P.A., CASSA DI RISPARMIO DI TRENTO E ROVERETO S.P.A., CASSA DI RISPARMIO DI TRIESTE, BANCA S.P.A., CASSAMARCA S.P.A., CREDITO ITALIANO S.P.A., MEDIOCREDITO DELL'UMBRIA S.P.A., MEDIOVENZIE BANCA S.P.A., ROLO BANCA 1473 S.P.A., UNICREDIT BANCA MOBILIARE S.P.A..

2. includes:
CORDUSIO Società Fiduciaria per Azioni, CREDIT CARIMONTE S.P.A., CREDITRAS PREVIDENZA Società per Azioni di Intermediazione Mobiliare, ESAMARCA S.P.A., FIDA SIM S.P.A., FIDITALIA S.P.A., FIDUCIARIA RISPARMIO TORINO SIM S.P.A., FONDINVEST RISPARMIO S.G.R.P.A., GESPRO S.P.A., GESTICREDIT S.G.R.P.A., GESTIVENETO S.G.R.P.A., GRIFOFACTOR S.P.A., LOCAT S.P.A., PIONEER INVESTMENT MANAGEMENT S.G.R.P.A., ROLOFOND S.G.R.P.A., SOGEFACTOR S.R.L., S+R INVESTIMENTI E GESTIONI S.G.R.P.A., UNICREDIT FACTORING S.P.A., UNICREDIT IMPRESE S.P.A., UNICREDITSIM S.P.A., UNIRISCOSSIONI S.P.A., XELION SIM S.P.A..

3. includes:
QUERCIA SOFTWARE S.P.A., TRIVIMM S.P.A., UNICREDIT PRODUZIONE ACCENTRATE Società Consortile per Azioni, UNICREDIT SERVIZI INFORMATIVI Società Consortile per Azioni.

NON-DOMESTIC							
CREDIT INSTITUTION [4]	FINANCIAL COMPANIES [5]	PEKAO GROUP [6]	TOTAL NON-DOMESTIC	TOTAL	CONSOLIDATION ELIMINATIONS	CONSOLIDATION ADJUSTMENTS	TOTAL CONSOLIDATED
155.8	-	599.3	755.1	2,353.2	-	-	2,353.2
2,364.0	195.0	15,536.2	18,095.2	239,874.4	-16,899.3	-0.5	222,974.6
8,522.2	628.8	5,287.6	14,438.6	159,325.0	-111,086.7	-18.0	48,220.3
104.8	-	*161.4*	*266.2*	*3,907.9*	-	-	*3,907.9*
2,980.5	1,388.4	1,083.4	5,452.3	37,663.4	-2,496.4	10.4	35,177.4
3,824.8	4,022.9	8,961.0	16,808.7	54,940.8	-25,862.9	-	29,077.9
18.9	12.9	220.8	252.6	27,329.4	-	-24,298.5	3,030.9
-	-	-	-	0.7	-	-	0.7
225.3	2,723.0	909.0	3,857.3	9,048.7	-	-103.0	8,945.7
-	-	-	-	-	-	1,731.9	1,731.9
-	-	-	-	1.1	-	-1.1	-
292.7	616.1	1,891.4	2,800.2	41,614.2	3,587.3	-4,317.7	40,883.8
18,384.2	**9,587.1**	**34,488.7**	**62,460.0**	**572,150.9**	**-152,758.0**	**-26,996.5**	**392,396.4**
6,999.4	329.1	25,007.4	32,335.9	162,206.1	-1,296.1	-	160,910.0
285.0	-	281.9	566.9	84,069.0	-16,487.7	-	67,581.3
8,550.7	1,678.3	3,457.8	13,686.8	201,550.6	-121,840.1	-	79,710.5
294.5	99.4	140.3	534.2	9,520.1	-	-1,691.5	7,828.6
277.2	419.9	2,654.0	3,351.1	46,642.2	-1,267.1	-0.5	45,374.6
-	-	133.5	133.5	512.3	-	-258.5	253.8
-	3,963.9	-	3,963.9	20,762.9	-11,867.0	-	8,895.9
-	-	17.1	17.1	17.1	-	62.7	79.8
-	7.9	-	7.9	7.9	-	5,017.3	5,025.2
1,977.4	3,088.6	2,796.7	7,862.7	46,862.7	-	- 30,126.0	16,736.7
1,757.0	2,745.5	2,403.5	6,906.0	39,272.0	-	- 25,352.1	13,919.9
6.7	-	-	6.7	325.1	-	- 209.1	116.0
213.7	343.1	393.2	950.0	7,265.6	-	- 4,564.8	2,700.8
18,384.2	**9,587.1**	**34,488.7**	**62,460.0**	**572,150.9**	**-152,758.0**	**-26,996.5**	**392,396.4**
1,490.6	**-**	**5,210.4**	**6,701.0**	**92,552.8**	**-25,196.3**	**-**	**67,356.5**

4. includes:
BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A., BANQUE MONEGASQUE DE GESTION S.A., BULBANK A.D., CASSA DI RISPARMIO DI TRIESTE BANCA D.D., POL'NOBANKA A.D., SPLITSKA BANKA D.D., UNICREDITO FINANCE CORPORATION LIMITED, UNICREDIT ITALIANO BANK (IRELAND) PLC, UNICREDIT (SUISSE) BANK S.A..

5. includes:
CARIVERONA IRELAND LTD, CR TRIEST IRELAND LTD, GESTIVENETO LUXEMBOURG S.A., PIONEER INVESTMENT MANAGEMENT LTD, PIONEER INVESTMENT MANAGEMENT S.A., GRUPPO PIONEER, ROLO INTERNATIONAL ASSET MANAGEMENT S.A. (RIAM),TYRERESCOM LTD, UNICREDIT DELAWARE Inc., UNICREDIT ITALIANO CAPITAL TRUST I, UNICREDIT ITALIANO CAPITAL TRUST II, UNICREDITO ITALIANO FUNDING LLC I, UNICREDITO ITALIANO FUNDING LLC II.

6. includes:
BANK PEKAO S.A. - GRUPA PEKAO S.A., BANK DEPOZYTOWO - KREDYTOWY (UKRAINA) LTD, BANK POLSKA KASA OPIEKI TEL-AVIV LTD, CENTRALNY DOM MAKLERSKI GRUPY PEKAO S.A., PEKAO FAKTORING SP.ZO.O., PEKAO LEASING SP.ZO.O., PEKAO/ALLIANCE PTE S.A..

Consolidation eliminations result from the elimination of reciprocal balance sheet and profit and loss items. The consolidation adjustments comprise all consolidation entries as detailed under "Consolidation principles and criteria".

Profit and Loss results

(CONSOLIDATED AMOUNTS IN BILLIONS OF LIT.) 2000 AMOUNTS AS AT 31 DECEMBER 2000	CREDIT INSTITUTIONS [1]	FINANCIAL COMPANIES [2]	DOMESTIC ANCILLARY COMPANIES [3]	TOTAL DOMESTIC
Interest income and similar revenues	19,749.1	1,304.7	0.4	21,054.2
Interest expense and similar charges	-13,071.7	-708.7	-0.6	-13,781.0
Dividends and other revenues	3,801.2	557.8	-	4,359.0
Profits (losses) on investments valued using the equity method	-	-	-	-
NET INTEREST INCOME	**10,478.6**	**1,153.8**	**-0.2**	**11,632.2**
Commission income	5,697.1	2,443.5	-	8,140.6
Commission expense	-593.0	-1,996.9	-0.1	-2,590.0
Net commission income	*5,104.1*	*446.6*	*-0.1*	*5,550.6*
Trading profits (losses)	1,047.0	-1.9	-	1,045.1
Other operating income	1,721.1	211.9	253.0	2,186.0
Other operating expenses	-353.6	-274.5	-14.6	-642.7
Other net income	*1,367.5*	*-62.6*	*238.4*	*1,543.3*
Revenue from services and other sources	**7,518.6**	**382.1**	**238.3**	**8,139.0**
TOTAL REVENUES	**17,997.2**	**1,535.9**	**238.1**	**19,771.2**
Payroll costs	-4,283.2	-234.6	-18.5	-4,536.3
Other administrative expenses	-2,764.4	-253.8	-160.6	-3,178.8
Administrative expenses	**-7,047.6**	**-488.4**	**-179.1**	**-7,715.1**
Adjustments to the value of intangible and tangible fixed assets [a]	**-432.9**	**-39.0**	**-46.9**	**-518.8**
OPERATING INCOME	**10,516.7**	**1,008.5**	**12.1**	**11,537.3**
Other adjustments to the value of intangible fixed assets [b]	-15.6	-9.8		-25.4
Provisions for risks and charges	-812.1	-26.9	-0.5	-839.5
Writedowns of loans and provisions for guarantees and commitments	-1,554.7	-336.8	-	-1,891.5
Write-backs of loans and provisions for guarantees and commitments	574.4	51.1	-	625.5
Provisions for credit risk reserves	-211.7	-	-	-211.7
Writedowns of financial fixed assets	-134.6	-2.5	-	-137.1
Write-backs of financial fixed assets	34.2	-	-	34.2
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**8,396.6**	**683.6**	**11.6**	**9,091.8**
Extraordinary income	1,691.6	83.4	0.8	1,775.8
Extraordinary charges	-287.1	-63.1	-2.1	-352.3
Extraordinary income (loss)	**1,404.5**	**20.3**	**-1.3**	**1,423.5**
Profit/loss before acquisition (area of full consolidation)	-	-	-	-
Change in the reserve for general banking risks	19.7	-0.1	-	19.6
Income tax for the year	-3,871.2	-342.8	-5.3	-4,219.3
NET INCOME (LOSS) FOR THE YEAR	**5,949.6**	**361.0**	**5.0**	**6,315.6**
Minority interests - net income (loss) for the year	-	-	-	-
GROUP PORTION OF NET INCOME (LOSS) FOR THE YEAR	**5,949.6**	**361.0**	**5.0**	**6,315.6**

a. Value adjustments to positive consolidation and net equity method differences as well as the amortisation of goodwill are excluded

b. Value adjustments to positive consolidation and net equity method differences as well as the amortisation of goodwill are included

1. includes:
UNICREDITO ITALIANO S.P.A., BANCA CRT S.P.A., BANCA DELL'UMBRIA 1462 S.P.A., BANCA MEDIOCREDITO S.P.A., CARIVERONA BANCA S.P.A., CASSA DI RISPARMIO DI CARPI S.P.A., CASSA DI RISPARMIO DI TRENTO E ROVERETO S.P.A., CASSA DI RISPARMIO DI TRIESTE BANCA S.P.A., CASSAMARCA S.P.A., CREDITO ITALIANO S.P.A., MEDIOCREDITO DELL'UMBRIA S.P.A., MEDIOVENZIE BANCA S.P.A., ROLO BANCA 1473 S.P.A., UNICREDIT BANCA MOBILIARE S.P.A.

2. includes:
CORDUSIO Società Fiduciaria per Azioni, CREDIT CARIMONTE S.P.A., CREDITRAS PREVIDENZA Società per Azioni di Intermediazione Mobiliare, ESAMARCA S.P.A., FIDA SIM S.P.A., FIDITALIA S.P.A., FIDUCIARIA RISPARMIO TORINO SIM S.P.A., FONDINVEST RISPARMIO S.G.R.P.A., GESPRO S.P.A., GESTICREDIT S.G.R.P.A., GESTIVENETO S.G.R.P.A., GRIFOFACTOR S.P.A., LOCAT S.P.A., PIONEER INVESTMENT MANAGEMENT S.G.R.P.A., ROLOFOND S.G.R.P.A., SOGEFACTOR S.R.L., S+R INVESTIMENTI E GESTIONI S.G.R.P.A., UNICREDIT FACTORING S.P.A., UNICREDIT IMPRESE S.P.A., UNICREDITSIM S.P.A., UNIRISCOSSIONI S.P.A., XELION SIM S.P.A.

3. includes:
QUERCIA SOFTWARE S.P.A., TRIVIMM S.P.A., UNICREDIT PRODUZIONE ACCENTRATE Società Consortile per Azioni, UNICREDIT SERVIZI INFORMATIVI Società Consortile per Azioni.

CREDIT INSTITUTION [4]	FINANCIAL COMPANIES [5]	NON-DOMESTIC PEKAO GROUP [6]	TOTAL NON-DOMESTIC	TOTAL	CONSOLIDATION ELIMINATIONS	CONSOLIDATION ADJUSTMENTS	TOTAL CONSOLIDATED
944.0	271.6	3,700.9	4,916.5	25,970.7	-5,139.2	-204.8	20,626.7
-638.5	-246.0	-2,334.9	-3,219.4	-17,000.4	5,210.3	204.8	-11,585.3
1.1	-	1.2	2.3	4,361.3	-	-4,239.4	121.9
-	-10.4	1.2	-9.2	-9.2	-	37.7	28.5
306.6	**15.2**	**1,368.4**	**1,690.2**	**13,322.4**	**71.1**	**-4,201.7**	**9,191.8**
115.4	1,317.9	480.6	1,913.9	10,054.5	-2,742.1	-84.9	7,227.5
-12.1	-775.7	-82.3	-870.1	-3,460.1	2,698.0	-	-762.1
103.3	*542.2*	*398.3*	*1,043.8*	*6,594.4*	*-44.1*	*-84.9*	*6,465.4*
40.1	-0.6	213.0	252.5	1,297.6	-34.9	-27.4	1,235.3
13.1	20.8	220.5	254.4	2,440.4	-638.4	-	1,802.0
-15.1	-	-20.8	-35.9	-678.6	22.3	4.5	-651.8
-2.0	*20.8*	*199.7*	*218.5*	*1,761.8*	*-616.1*	*4.5*	*1,150.2*
141.4	**562.4**	**811.0**	**1,514.8**	**9,653.8**	**-695.1**	**-107.8**	**8,850.9**
448.0	**577.6**	**2,179.4**	**3,205.0**	**22,976.2**	**-624.0**	**-4,309.5**	**18,042.7**
-103.6	-80.6	-648.8	-833.0	-5,369.3	-	-	-5,369.3
-76.5	-73.9	-458.7	-609.1	-3,787.9	635.9	-	-3,152.0
-180.1	**-154.5**	**-1,107.5**	**-1,442.1**	**-9,157.2**	**635.9**	**-**	**-8,521.3**
-25.6	**-6.0**	**-125.1**	**-156.7**	**-675.5**	**0.0**	**-4.5**	**-680.0**
242.3	**417.1**	**946.8**	**1,606.2**	**13,143.5**	**11.9**	**-4,314.0**	**8,841.4**
-0.2	-50.8	-4.0	-55.0	-80.4		-141.5	-221.9
-20.3	-	-22.9	-43.2	-882.7	-	-	-882.7
-144.7	-	-755.2	-899.9	-2,791.4	-	-	-2,791.4
37.9	-	484.2	522.1	1,147.6	-	20.0	1,167.6
-	-	-68.8	-68.8	-280.5	-0.1	155.3	-125.3
-1.3	-	-17.6	-18.9	-156.0	-0.1	10.5	-145.6
12.7	-	37.1	49.8	84.0	-	-3.5	80.5
126.4	**366.3**	**599.6**	**1,092.3**	**10,184.1**	**11.7**	**-4,273.2**	**5,922.6**
166.7	8.9	39.7	215.3	1,991.1	-18.7	-1,137.9	834.5
-11.7	-0.4	-54.6	-66.7	-419.0	7.0	15.5	-396.5
155.0	**8.5**	**-14.9**	**148.6**	**1,572.1**	**-11.7**	**-1,122.4**	**438.0**
-	-	-	-	-	-	-89.7	-89.7
-3.2	-	-	-3.2	16.4	-	-	16.4
-64.5	-31.7	-192.2	-288.4	-4,507.7	-	1,729.1	-2,778.6
213.7	**343.1**	**392.5**	**949.3**	**7,264.9**	**-**	**-3,756.2**	**3,508.7**
-	-	0.7	0.7	0.7	-	-808.6	-807.9
213.7	**343.1**	**393.2**	**950.0**	**7,265.6**	**-**	**-4,564.8**	**2,700.8**

4. includes:
BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A., BANQUE MONEGASQUE DE GESTION S.A., BULBANK A.D., CASSA DI RISPARMIO DI TRIESTE BANCA D.D., POLNOBANKA A.D., SPLITSKA BANKA D.D., UNICREDITO FINANCE CORPORATION LIMITED, UNICREDIT ITALIANO BANK (IRELAND) PLC, UNICREDIT (SUISSE) BANK S.A..

5. includes:
CARIVERONA IRELAND LTD, CR TRIEST IRELAND LTD, GESTIVENETO LUXEMBOURG S.A., PIONEER INVESTMENT MANAGEMENT LTD, PIONEER INVESTMENT MANAGEMENT S.A., GRUPPO PIONEER, ROLO INTERNATIONAL ASSET MANAGEMENT S.A. (RIAM), TYRERESCOM LTD, UNICREDIT DELAWARE Inc., UNICREDIT ITALIANO CAPITAL TRUST I, UNICREDIT *ITALIANO CAPITAL TRUST II, UNICREDITO ITALIANO FUNDING LLC I, UNICREDITO ITALIANO FUNDING LLC II.*

6. includes:
BANK PEKAO S.A. - GRUPA PEKAO S.A., BANK DEPOZYTOWO - KREDYTOWY (UKRAINA) LTD, BANK POLSKA KASA OPIEKI TEL-AVIV LTD, CENTRALNY DOM MAKLERSKI GRUPY PEKAO S.A., PEKAO FAKTORING SP.ZO.O., PEKAO LEASING SP.ZO.O., PEKAO/ALLIANCE PTE S.A..

Consolidation eliminations result from the elimination of reciprocal balance sheet and profit and loss items.
The consolidation adjustments comprise all consolidation entries as detailed under "Consolidation principles and criteria".

Composition of item 70 "Equity investments" as at 31 December 2000

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
a) VALUED WITH THE EQUITY METHOD				
Banks				
1.Listed				-
2.Unlisted				
1 Banca Cassa di Risparmio di Savigliano S.p.A.	Savigliano	31.01%	Banca C.R.T. S.p.A.	32,995
2 Bank Handlowy International S.A.	Luxembourg	21.63%	Bank Pekao S.A.	15,387
3 Cassa di Risparmio di Bra S.p.A.	Bra	31.02%	Banca C.R.T. S.p.A.	25,699
4 Cassa di Risparmio di Fossano S.p.A.	Fossano	23.08%	Banca C.R.T. S.p.A.	31,148
5 Cassa di Risparmio di Saluzzo S.p.A.	Saluzzo	31.02%	Banca C.R.T. S.p.A.	36,749
6 Mitteleuropaische Handelsbank AG Deutsch-Polnische Bank	Frankfurt	29.99%	Bank Pekao S.A.	34,449
				176,427
TOTAL BANKS				**176,427**
Financial institutions				
1. Listed				-
2.Unlisted				
7 BDK - Daewoo Leasing Sp.Zo.o.	Lublin	50.00%	Bank Pekao S.A.	1,611
8 FIDIA - Fondo Interbancario d'Investimento Azionario S.p.A.	Milan	25.00%	UniCredito Italiano S.p.A.	7,784
9 Immocri S.p.A.	Rome	0.57%	Cassamarca S.p..A	623
		0.78%	Caritro S.p.A.	844
		39.93%	Banca C.R.T. S.p.A.	43,289
		2.60%	Cariverona Banca S.p.A.	2,817
		1.42%	Cassa di Risparmio di Trieste Banca S.p.A.	1,537
10 Jupiter NFI SA	Warsaw	32.00%	Bank Pekao S.A.	71,982
11 Kothari Pioneer Amc limited	Chennai	47.76%	Pioneer Investment Management USA inc.	2.798
12 LISEURO S.p.A.	Udine	35.11%	Cassa di Risparmio di Trieste Banca S.p.A.	2,227
13 PEKAO DEVELOPMENT Sp.Zo.o.	Lodz	100.00%	Bank Pekao S.A.	6,837
14 Pioneer Nationwide Sp.Zo.o.	Warsaw	30.00%	Pioneer Investment Management USA inc.	936

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
15 PROMINVESTMENT S.P.A.	Rome	25.00%	UniCredito Italiano S.p.A.	410
16 Società Friulana Esazioni Tributi S.F.E.T.S.p.A.	Udine	33.33%	Rolo Banca 1473 S.p.A.	2,497
				146,192
TOTAL FINANCIAL INSTITUTIONS				**146,192**
Other				
1.Listed				-
2.Unlisted				
17 Casse e Assicurazioni Vita S.p.A.	Verona	10.00%	Cassamarca S.p..A	5,753
		40.00%	Cariverona Banca S.p.A.	23,013
18 Commercial Union Vita S.p.A.	Milan	45.00%	UniCredito Italiano S.p.A.	64,974
19 CONSORZIO CA.RI.CE.SE. S.r.l.10	Bologna	0.07%	Cassamarca S.p..A	2
		0.07%	Cariverona Banca S.p.A.	2
		0.07%	Banca C.R.T. S.p.A.	2
		0.07%	Caritro S.p.A.	2
		0.03%	Banca dell'Umbria 1462 S.p.A.	1
		0.07%	Credito Italiano S.p.A.	2
		9.59%	UniCredito Italiano S.p.A.	302
		0.17%	Banca Agric. Comm. Rep. S. Marino S.A.	5
		23.92%	Rolo Banca 1473 S.p.A.	752
20 CreditRAS Assicurazioni S.p.A.	Milan	50.00%	UniCredito Italiano S.p.A.	6,332
21 CreditRas Vita S.p.A.	Milan	50.00%	UniCredito Italiano S.p.A.	44,971
22 Duerrevita S.p.A.	Bologna	50.00%	Rolo Banca 1473 S.p.A.	77,569
23 Grifo Insurance Brokers S.r.l.	Perugia	1.98%	Mediocredito dell'Umbria S.p.A.	9
		36.43%	Banca dell'Umbria 1462 S.p.A.	172
24 Pekao Trading Company Ltd	Toronto	100.00%	Bank Pekao S.A.	1,222
25 Risparmio Vita Assicurazioni S.p.A.	Turin	50.00%	Banca C.R.T. S.p.A.	43,528
26 S.S.I.S. Società Servizi Informatici Sammarinese S.p.A.	Borgo Maggiore	50.00%	Banca Agric. Comm. Rep. S. Marino S.A.	495
27 S.T.T. S.p.A.	Verona	3.00%	Cassamarca S.p..A	329
		3.00%	UniCredito Italiano S.p.A.	329
		14.00%	Banca C.R.T. S.p.A.	1,537
		2.00%	Cassa di Risparmio di Trieste Banca S.p.A.	220
		12.00%	Cariverona Banca S.p..A.	1,317
				272,840
TOTAL OTHER				**272,840**
TOTAL EQUITY INVESTMENTS VALUED WITH THE EQUITY METHOD				**595,459**

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
b) VALUED AT COST				
Banks				
1.Listed				
1 Banca Nazionale del Lavoro S.p.A.	Rome	0.01%	Cariverona Banca S.p..A.	195
		..	Cassa di Risparmio di Carpi Spa	17
2 Bank Handlowy S.A.	Warsaw	0.63%	Bank Pekao S.A.	..
3 Banque Commerciale du Maroc	Casablanca	3.00%	UniCredito Italiano S.p.A.	10,821
4 Italfondiario	Rome	0.04%	Cassa di Risparmio di Carpi Spa	180
5 MEDIOBANCA Banca di Credito Finanziario S.p.A.	Milan	9.50%	UniCredito Italiano S.p.A.	795,199
6 Zagrebacka Banka dd	Zagabria	9.96%	UniCredito Italiano S.p.A.	113,550
				919,962
2. Unlisted				
7 Adria Bank AG	Vienna	4.16%	Splitska Banka D.D.	707
8 Banca d'Italia	Rome	0.06%	Cassamarca S.p..A	3,500
		0.44%	Cassa di Risparmio di Trieste Banca S.p.A.	20,392
		2.67%	UniCredito Italiano S.p.A.	8
		0.52%	Rolo Banca 1473 S.p.A.	46,929
		5.34%	Banca C.R.T. S.p.A.	16
		1.41%	Cariverona Banca S.p..A.	4
		0.34%	Caritro S.p.A.	19,213
		0.10%	Banca dell'Umbria 1462 S.p.A.	10,878
		0.10%	Cassa di Risparmio di Carpi S.p.A.	5,358
9 Banque Galliere S.A. (in liquidation)	Paris	17.50%	Cariverona Banca S.p..A.	..
10 Cardine Banca S.p.A.	Bologna	0.04%	Cassa di Risparmio di Carpi S.p.A.	2,448
11 Cassa di Risparmio di Rimini S.p.A.	Rimini	0.51%	Cariverona Banca S.p..A.	2,529
12 Credito Agricolo Italiano S.p.A.	Rome	7.50%	Banca dell'Umbria 1462 S.p.A.	1,969
13 EFIBANCA S.p.A.	Rome	0.16%	Rolo Banca 1473 S.p.A.	495
14 I.C.C.R.I. - Banca federale Europea S.p.A.	Rome	0.17%	Banca dell'Umbria 1462 S.p.A.	2,923
		0.03%	Cassa di Risparmio di Carpi S.p.A.	633
15 Istit. per lo Sviluppo Economico dell'Italia Merid. S.p.A. ISVEIMER (in liquid.)	Napoli	0.03%	Rolo Banca 1473 S.p.A.	..
16 Istituto di Credito Sanmarinese	San Marino	5.00%	Banca Agric. Comm. Rep. S. Marino S.A.	1,250
17 LHB ternational Handelsbank AG			Splitska Banka D.D.	846

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
18 Libra Bank (in members' voluntary liquidation)	London	7.07%	UniCredito Italiano S.p.A.	..
19 Mediocredito Centrale S.p.A.	Rome	0.01%	UniCredito Italiano S.p.A.	108
		0.02%	Banca C.R.T. S.p.A.	216
20 Mediocredito Fondiario Centroitalia S.p.A.	Ancona	5.09%	Cariverona Banca S.p..A.	6,551
21 Mediocredito Friuli Venezia Giulia S.p.A	Udine	1.40%	Rolo Banca 1473 S.p.A.	1.064
22 Mediocredito Lombardo S.p.A.	Milan	..	Mediocredito dell'Umbria S.p.A.	266
(ora Banca Intesa)		..	Cariverona Banca S.p..A.	200
		..	Rolo Banca 1473 S.p.A.	132
23 Mediocredito Trentino Alto Adige S.p.A.	Trento	9.35%	Caritro S.p.A.	13,806
24 Postabank RT	Budapest	..	Cassa di Risparmio di Trieste Banca S.p.A.	..
25 Zagrebacka Banka BH D.D.	Mostar	8.27%	UniCredito Italiano S.p.A.	1,980
				144,421
TOTAL BANKS				**1,064,383**
Financial institutions				
1. Listed				
26 NFI E.KWIATKOWSKI	Warsaw	15.35%	Bank Pekao S.A.	12,680
27 NFI HETMAN S.A.	Warsaw	0.31%	Bank Pekao S.A.	..
28 SMI Società Metallurgica Italiana S.p.A.	Rome	0.31%	UniCredito Italiano S.p.A.	2,631
				15,311
2.Unlisted				
29 ABE CLEARING S.a.S.	Paris	1.39%	UniCredito Italiano S.p.A.	2
30 Autorizacne Centrum Slovenska A.S.	Bratislava	6.22%	Pol'nobanka A.D.	198
31 B. Group S.p.A. (ex Compagnia Iniziative Mobiliari e Immobiliari Srl)	Milan	5.56%	Rolo Banca 1473 S.p.A.	2,420
32 Bankove Zuctovacie Centrum Slovenska A.S.	Bratislava	1.97%	Pol'nobanka A.D.	264
33 Bankservice AD	Sofia	5.26%	Bulbank A.D.	230
34 Borsa Italiana S.p.A.	Milan	2.50%	Banca C.R.T. S.p.A.	325
		2.50%	Cariverona Banca S.p..A.	2,227
		2.50%	UniCredito Italiano S.p.A.	2,155
35 Borsa Merci Trieste S.p.A.	Trieste	10.00%	Cassa di Risparmio di Trieste Banca S.p.A.	25
36 Bulgarian Pension Fund AD	Sofia	0.33%	Bulbank A.D.	10

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
37 Bulgarian Stock Exchange AD	Sofia	0.42%	Bulbank A.D.	1
38 Burza Cennych Papierow Bratislava A.S.	Bratislava	0.59%	Pol'nobanka A.D.	30
39 Business Datebanken International GMBH	Frankfurt	3.33%	Cariverona Banca S.p..A.	16
40 Caboto Sim S.p.A.	Milan	0.91%	Cassa di Risparmio di Carpi S.p.A.	1,349
41 Capitale e Sviluppo S.p.A.	Perugia	9.76%	Mediocredito dell'Umbria S.p.A.	498
		9.76%	Banca dell'Umbria 1462 S.p.A.	498
42 Cassa di Liquidation e Garanzia S.p.A.	Trieste	24.61%	Cassa di Risparmio di Trieste Banca S.p.A.	386
43 CEDEL International S.A.	Luxembourg	0.50%	UniCredito Italiano S.p.A.	766
44 Center for bank education OOD	Sofia	10.00%	Bulbank A.D.	..
45 Central Depository AD	Sofia	3.00%	Bulbank A.D.	3
46 Centralna Tabela Ofert S.A.	Warsaw	3.05%	Bank Pekao S.A.	32
47 Centro Factoring S.p.A.	Florence	0.30%	Cassa di Risparmio di Trieste Banca S.p.A.	158
		0.15%	Cassamarca S.p.A.	66
		0.78%	Banca C.R.T. S.p.A.	340
		0.28%	Caritro S.p.A.	145
		1.33%	Cariverona Banca S.p.A.	586
48 Centro Leasing S.p.A.	Florence	0.07%	Cassamarca S.p.A.	130
		1.23%	Cassa di Risparmio di Trieste Banca S.p.A.	2,811
		1.62%	Caritro S.p.A.	3,714
		0.24%	Rolo Banca 1473 S.p.A.	452
		0.64%	Banca C.R.T. S.p.A.	1,114
		2.26%	Cariverona Banca S.p..A.	3,941
49 Centro Pensioni Complementari Regionale S.p.A.	Bolzano	0.34%	Caritro S.p.A.	200
50 Centrofinanziaria S.p.A.	Rome	..	Mediocredito dell'Umbria S.p.A.	1
51 COFISA - Compagnia finanziaria e di Investimenti S.p.A. (in liquidation)	Milan	2.36%	UniCredito Italiano S.p.A.	..
52 CPF Management	British Virgin Islands	40.00%	Bank Pekao S.A.	..
53 Credifarma S.p.A.	Rome	17.00%	UniCredito Italiano S.p.A.	2,501
54 E-MID S.p.A.	Milan	3.68%	UniCredito Italiano S.p.A.	427
		0.50%	Banca dell'Umbria 1462 S.p.A.	59
55 EPTAFID S.p.A.	Milan	15.70%	Cariverona Banca S.p.A.	422
56 Euro-Clear Clearance System PLC	London	0.25%	UniCredito Italiano S.p.A.	431
		0.25%	Rolo Banca 1473 S.p.A.	13

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
57 Euro-Clear Clearance System Soc. Coop.	Luxembourg	0.01%	Banca C.R.T. S.p.A.	..
58 EUROFIDI - Consorzio Garanzia Fidi	Turin	0.32%	Banca Mediocredito S.p.A.	65
		8.11%	Banca C.R.T. S.p.A.	1,180
59 EUROMTS LIMITED	London	1.25%	UniCredito Italiano S.p.A.	174
60 Eurosim - Eurocasse di intermediazione mobiliare S.p.A.	Milan	0.40%	Cariverona Banca S.p.A.	..
		0.42%	Caritro S.p.A.	..
		1.73%	Cassamarca S.p..A	..
		0.32%	Banca dell'Umbria 1462 S.p.A.	..
		0.49%	Cassa di Risparmio di Trieste Banca S.p.A.	..
61 Evoluzione 94 S.p.A.	Milan	0.04%	Cassa di Risparmio di Trieste Banca S.p.A.	37
		0.93%	Banca Mediocredito S.p.A.	865
		3.66%	Banca C.R.T. S.p.A.	2,883
62 F.I.L.S.E. S.p.A. Finanziaria Ligure Sviluppo Economico	Genoa	1.20%	UniCredito Italiano S.p.A.	416
63 Finanz. Region. Friuli Venezia Giulia locaz. ind. di sviluppo FRIULIA LIS S.p.A.	Udine	0.52%	Rolo Banca 1473 S.p.A.	178
		1.50%	Cassa di Risparmio di Trieste Banca S.p.A.	506
64 Finanziaria Meridionale FIME S.p.A. (in liquidation)	Rome	3.11%	Credito Italiano S.p.A.	..
65 Finanziaria Regionale Friuli Venezia Giulia - FRIULIA S.p.A.	Trieste	0.11%	Cariverona Banca S.p.A.	14
		1.27%	Cassa di Risparmio di Trieste Banca S.p.A.	1,301
		0.62%	Rolo Banca 1473 S.p.A.	665
66 Finanziaria Regionale Marche S.r.l. (in liquidation)	Ancona	1.16%	Cariverona Banca S.p.A.	134
67 Finanziaria Regionale per lo Sviluppo del Molise FINMOLISE S.p.A.	Campobasso	11.84%	Rolo Banca 1473 S.p.A.	1,938
68 Finanziaria Sviluppo S.p.A.	Rovigo	6.78%	Cariverona Banca S.p.A.	156
69 FINAOSTA S.p.A. - Finanziaria Regionale V.Aosta	Aosta	10.88%	Banca C.R.T. S.p.A.	20,025
70 Fincardine S.p.A.	Bologna	0.93%	Cassa di Risparmio di Carpi S.p.A.	1,709
71 FINEST S.p.A.	Pordenone	0.71%	Cassa di Risparmio di Trieste Banca S.p.A.	1,832
		0.09%	Rolo Banca 1473 S.p.A.	242
		0.19%	Caritro S.p.A.	485
		0.52%	Cassamarca S.p.A.	1,347
		0.52%	Cariverona Banca S.p.A.	1,347

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
72 FINEZIT S.p.A. (in liquidation)	Trieste	2.50%	Cassa di Risparmio di Trieste Banca S.p.A.	50
		2.00%	Rolo Banca 1473 S.p.A.	..
73 Finfidi S.p.A. Società finanziaria per la concessione di garanzie e fidi	Trieste	10.00%	Cassa di Risparmio di Trieste Banca S.p.A.	229
74 FINPIEMONTE S.p.A. Istituto Fin. Reg. Piemontese	Turin	12.07%	Banca C.R.T. S.p.A.	10,486
		0.08%	Cariverona Banca S.p.A.	50
		0.26%	Banca Mediocredito S.p.A.	172
75 FINPORTO S.p.A.	Trieste	1.17%	Cassa di Risparmio di Trieste Banca S.p.A.	58
76 FINREME S.I.M. S.p.A.	Rome	5.82%	Banca Mediocredito S.p.A.	1,750
		7.00%	Cariverona Banca S.p..A.	1,989
		4.11%	Mediocredito dell'Umbria S.p.A.	1.097
77 FONDICRI S.p.A.	Rome	0.38%	Banca dell'Umbria 1462 S.p.A.	50
		1.26%	Cassamarca S.p..A	..
78 Gepafin S.p.A.	Perugia	3.33%	Banca dell'Umbria 1462 S.p.A.	33
		3.33%	Mediocredito dell'Umbria S.p.A.	33
79 Gielda Papierow Wartosciowych S.A.	Warsaw	0.08%	Bank Pekao S.A.	33
80 International Factors Group S.C.	Brussels	2.95%	UniCredit Factoring S.p.A.	2
81 Intesa Asset Management Società Gestione del Risparmio S.p.A.	Milan	0.56%	Cassamarca S.p..A	498
		0.28%	Caritro S.p.A.	187
		0.56%	Cassa di Risparmio di Trieste Banca S.p.A.	360
		0.56%	Banca dell'Umbria 1462 S.p.A.	40
82 Intesa Leasing S.p.A.	Milan	0.06%	Cariverona Banca S.p..A.	42
83 Istituto Finanziario Regionale Pugliese - FINPUGLIA S.p.A.	Bari	0.03%	Rolo Banca 1473 S.p.A.	6
84 Krajowa Izba Rozliczeniowa S.A.	Warsaw	22.96%	Bank Pekao S.A.	629
85 La compagnie fiduciaire S.p.A. (in liquidation)	Milan	30.00%	UniCredito Italiano S.p.A.	..
86 LAZIO LIS S.p.A. (in liquidation)	Rome	0.29%	UniCredito Italiano S.p.A.	..
87 MBU d.o.o.	Zagreb	8.25%	Splitska Banka D.D.	15

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
88 MONTE TITOLI S.p.A. - Istituto per la custodia e amministraz. dei valori mobil.	Milan	0.23%	Cassa di Risparmio di Trieste Banca S.p.A.	71
		2.90%	UniCredito Italiano S.p.A.	553
		0.73%	Rolo Banca 1473 S.p.A.	141
		0.70%	Cariverona Banca S.p.A.	144
		1.12%	Banca C.R.T. S.p.A.	216
89 PARFIN - Società di Partecipazioni e Servizi Finanziari S.p.A. (winding up)	Bari	0.02%	Rolo Banca 1473 S.p.A.	..
90 *Parteco S.r.l.* (in liquidation)	Milan	10.00%	UniCredito Italiano S.p.A.	..
91 Pension Company Saglasie AD	Sofia	10.00%	Bulbank A.D.	157
92 Pensplan Invest Sgr S.p.A.	Bolzano	4.44%	Caritro S.p.A.	850
93 Polcard S.A.	Warsaw	29.70%	Bank Pekao S.A.	1,026
94 Polska Gielda Finansowa S.A.	Warsaw	9.16%	Bank Pekao S.A.	151
95 Polski Leasing Przemyslowy S.A.	Warsaw	24.88%	Bank Pekao S.A.	1,006
96 Raffaello Luxembourg S.c.a.	Luxembourg	15.24%	Caritro S.p.A.	3,185
97 Raggio di Sole Finanziaria S.p.A. (in liquidation)	Milan	2.08%	UniCredito Italiano S.p.A.	..
98 Retex Misura 5	Venice	4.74%	Cariverona Banca S.p.A.	690
		2.27%	*Cassamarca* S.p.A.	330
99 Schemaventotto S.p.A.	Moncalieri (TO)	6.67%	UniCredito Italiano S.p.A.	171,333
100 SCONTOFIN S.p.A.	Luxembourg	15.00%	Credito Italiano S.p.A.	750
101 Servizi Interbancari S.p.A.	Rome	0.79%	Rolo Banca 1473 S.p.A.	477
		0.14%	Cassamarca S.p..A	59
		4.25%	UniCredito Italiano S.p.A.	1,722
		0.17%	Caritro S.p.A.	76
		0.14%	Cassa di Risparmio di Trieste Banca S.p.A.	55
		3.31%	Banca C.R.T. S.p.A.	1,131
		0.14%	Banca dell'Umbria 1462 S.p.A.	66
		0.24%	Cariverona Banca S.p.A.	109
102 SIMEST S.p.A. - Società Italiana per imprese miste all'estero	Rome	1.77%	UniCredito Italiano S.p.A.	4,980
		0.04%	Rolo Banca 1473 S.p.A.	100

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
103 So.Ri.T. S.p.A. - Società Riscossione Tributi	Foligno (PG)	18.95%	Banca dell'Umbria 1462 S.p.A.	..
104 Società Interbancaria per l'Automazione - CedBorsa S.p.A.	Milan	0.02%	Banca dell'Umbria 1462 S.p.A.	8
		0.02%	Cassa di Risparmio di Trieste Banca S.p.A.	6
		0.02%	Cassamarca S.p.A	8
		0.95%	Banca C.R.T. S.p.A.	630
		0.08%	Cariverona Banca S.p.A.	27
		1.40%	UniCredito Italiano S.p.A.	923
		0.02%	Caritro S.p.A.	8
		0.13%	Rolo Banca 1473 S.p.A.	55
		0.33%	FIDA SIM S.p.A.	86
105 Società per il Mercato dei Titoli di Stato - MTS S.p.A.	Rome	2.68%	UniCredito Italiano S.p.A.	970
		1.80%	Banca C.R.T. S.p.A.	472
		0.42%	Cariverona Banca S.p.A.	87
		0.10%	Caritro S.p.A.	32
106 Sredisnja Depozitarna Agecija d.d.	Zagreb	0.10%	Splitska Banka D.D.	1
107 Srodkowoeuropejskje Centrum Ratingu (Cera S.A.)	Warsaw	12.88%	Bank Pekao S.A.	163
108 SRP Investment Sp.zo.o. (in liquidation)	Lublin	50.00%	Bank Pekao S.A.	..
109 Sviluppumbria S.p.A.	Perugia	4.69%	Mediocredito dell'Umbria S.p.A.	449
110 Tecnofin Trentina S.p.A.	Trento	1.87%	Caritro S.p.A.	2,076
111 Trziste Novca i Kratkorocnih vrijednosnica d.d.	Zagreb	3.95%		61
112 Veneto Sviluppo	Venice	0.57%	Rolo Banca 1473 S.p.A.	200
		3.75%	Cassamarca S.p.A	2,027
		10.98%	Cariverona Banca S.p.A.	3,843
				285,764
TOTAL FINANCIAL INSTITUTIONS				**301,075**
Other				
1.Listed				
113 Binda S.p.A. (in liquidation)	Olgiate Olona (VA)	1.27%	Banca C.R.T. S.p.A.	..
		4.93%	Credito Italiano S.p.A.	..
114 G.I.M. Generale Industrie Metallurgiche S.p.A	Florence	0.73%	UniCredito Italiano S.p.A.	2,320
115 Holding di Partecipazioni Industriali	Milan	0.92%	UniCredito Italiano S.p.A.	37,982

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
116 Montedison S.p.A.	Milan	1.12%	UniCredito Italiano S.p.A.	33,357
117 Elektromontaz Export S.A.	Warsaw	5.24%	Bank Pekao S.A.	1,421
118 Immobiliare Lombarda SpA	Milan	19.81%	Credito Italiano S.p.A.	67,120
119 Impregilo S.p.A.	Milan	0.08%	Banca dell'Umbria 1462 S.p.A.	569
120 Pollena Ewa S.A.	Lodz	19.89%	Bank Pekao S.A.	..
				142,769
2. Unlisted				
121 Abete Sviluppo S.p.A.	Milan	9.71%	Credito Italiano S.p.A.	1,667
122 ACCESS Sp.Zo.o	Warsaw	10.00%	Bank Pekao S.A.	508
123 Acque Granda S.p.A.	Cuneo	9.75%	Banca C.R.T. S.p.A.	94
124 Aeroporti Vicentini S.p.A.	Vicenza	0.77%	Cariverona Banca S.p.A.	15
125 Aeroporto del Molise S.p.A.	Campobasso	9.00%	Rolo Banca 1473 S.p.A.	5
126 Aeroporto G.Marconi di Bologna S.p.A.	Bologna	3.80%	Rolo Banca 1473 S.p.A.	860
127 Aeroporto Valerio Catullo Verona Villafranca S.p.A.	Verona	4.00%	Cariverona Banca S.p.A.	1,348
128 Agrobanka A.S.	Prague	0.03%	Pol'nobanka A.D.	..
129 Air Dolomiti S.p.A. Linee Aeree Regionali Europee	Ronche dei Legionari (GO)	2.12%	Cassa di Risparmio di Trieste Banca S.p.A.	1,000
130 Alliance Ent.Corp.	USA	0.70%	Bank Pekao S.A.	..
131 Alto Garda Servizi S.p.A.	Riva (TN)	1.23%	Caritro S.p.A.	400
132 AMFA - S.p.A.	Rimini	0.29%	Rolo Banca 1473 S.p.A.	65
133 AMIA S.p.A.	Rimini	0.23%	Rolo Banca 1473 S.p.A.	200
134 AMIR S.p.A.	Rimini	0.41%	Rolo Banca 1473 S.p.A.	200
135 Anica System S.A.	Lublin	9.92%	Bank Pekao S.A.	2,201
136 ARGENTEA S.p.A.	Trento	26.00%	Caritro S.p.A.	140
137 ATH Polonia Sp.Zo.o. (in liquidation)	Warsaw	2.99%	Bank Pekao S.A.	..
138 ATW Sp.zo.o.	Zagorz	3.51%	Bank Pekao S.A.	203
139 AUTOSTRADA BS-VR-VI-PD S.p.A.	Verona	20.30%	Cariverona Banca S.p..A.	..
140 Autostrada del Brennero S.p.A.	Trento	0.77%	Cassa di Risparmio di Carpi S.p.A.	1,124
		2.41%	Caritro S.p.A.	2,807
141 Baldini e Castoldi S.p.A.	Milan	30.00%	UniCredito Italiano S.p.A.	3,002
142 Bankowe Przedsiebiorstwo Telekomunikacyjne Telebank S.A.	Warsaw	7.11%	Bank Pekao S.A.	5,776
143 BANKSIEL - Società di Informatica e Organizzazione S.p.A.	Milan	7.00%	UniCredito Italiano S.p.A.	5,984
144 Beofinest a.d.	Belgrado	18.75%	Cassa di Risparmio di Trieste Banca S.p.A.	..

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
145 Bialskie Fabryki Mebli S.A.	Baiala	16.89%	Bank Pekao S.A.	369
146 Biazet S.A. Balystok		6.19%	Bank Pekao S.A.	..
147 **Bio Energia Fiemme S.p.A.**	Cavalese (TN)	8.33%	Caritro S.p.A.	500
148 Biuro Informacji Kredytowej S.A.	Warsaw	14.95%	Bank Pekao S.A.	1,169
149 C.A.A.B. S.c.p.A.	Bologna	2.52%	Rolo Banca 1473 S.p.A.	1,157
150 C.O.T.Centrali Ortofrutticole Trentine S.p.A.	Trento	1.46%	Caritro S.p.A.	62
151 C.T.E. - Centro Trentino Esposizioni S.c.a.r.l.	Trento	9.08%	Caritro S.p.A.	30
152 CAAT Centro Agro-Alimentare Turin - S.Con.p.a.	Grugliasco (TO)	1.83%	Banca C.R.T. S.p.A.	1.493
153 Cantina Sociale di Carpi S.c.a r.l.	Carpi	..	Cassa di Risparmio di Carpi S.p.A.	..
154 Ce.D.IM. Centro Documentazione per le Imprese S.r.l. (winding up)	Ancona	8.77%	Cariverona Banca S.p..A.	..
155 Cedacrinord S.p.A.	Collecchio (PR)	7.69%	Caritro S.p.A.	13,000
		7.69%	Cassa di Risparmio di Carpi S.p.A.	3,611
156 Centrale dei Bilanci S.r.l.	Turin	3.33%	Banca C.R.T. S.p.A.	300
Società per gli Studi Finanziari		0.83%	Rolo Banca 1473 S.p.A.	75
		0.83%	Cariverona Banca S.p.A.	75
		3.33%	UniCredito Italiano S.p.A.	300
157 Centrale del Latte di Alessandria e Asti S.p.A.	Alessandria	0.84%	Banca Mediocredito S.p.A.	2
158 Centrale Rischi Finanz. CRIF S.p.A.	Bologna	4.59%	UniCredito Italiano S.p.A.	251
159 Centro Affari e Convegni Arezzo S.r.l.	Arezzo	6.08%	Banca dell'Umbria 1462 S.p.A.	1,526
160 Centro Integrato per lo Sviluppo dell'Imprenditorialità C.I.S.I. Campania S.p.A.	Pozzuoli (NA)	0.40%	UniCredito Italiano S.p.A.	18
161 Centro padano interscambio merci CE.PI.M. S.p.A.	Fontevivo (PR)	2.13%	Rolo Banca 1473 S.p.A.	268
162 Centro Sviluppo S.p.A.	Aosta	1.25%	Banca C.R.T. S.p.A.	25
163 CFN Class financial Network S.p.A.	Milan	2.48%	UniCredito Italiano S.p.A.	150
164 Città degli Studi S.p.A.	Biella	0.15%	Banca Mediocredito S.p.A.	27
		0.73%	Banca C.R.T. S.p.A.	131
165 CITTANOVA 2000 S.p.A.	Modena	10.00%	Rolo Banca 1473 S.p.A.	71

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) **NAME**	**REGISTERED OFFICE**	**% HELD**	**INVESTOR COMPANY**	**VALUE ATTRIBUTED AT 31.12.2000**
166 Comitato Triveneto di Promozione e Sviluppo S.p.A. (in liquidation)	Mestre (VE)	1.50%	Cassamarca S.p.A.	..
		1.50%	Cassa di Risparmio di Trieste Banca S.p.A.	5
		1.50%	Cariverona Banca S.p.A.	3
167 Compagnia Investimenti e Sviluppo CIS. S.p.A.	Villafranca (VE)	4.00%	Cariverona Banca S.p.A.	389
168 Cons. distretto Tecnol. del Canavese	Ivrea	3.49%	Banca C.R.T. S.p.A.	30
169 Consorzio Agrario della Zona di Trieste S.C.R.L. (in liquidation)	Trieste	1.87%	Cassa di Risparmio di Trieste Banca S.p.A.	..
170 Consorzio Agrario Interprovinciale TV-BL S.c.r.l.	Treviso	0.89%	Cariverona Banca S.p.A.	..
171 Consorzio Agrario Interprovinciale VR-VI S.c.r.l.	Verona	6.35%	Cariverona Banca S.p.A.	..
172 Consorzio Agrario Provinciale MN S.c.r.l.	Mantova	2.30%	Cariverona Banca S.p.A.	..
173 Consorzio Bancario SIR S.p.A. (in liquidation)	Rome	0.01%	Banca C.R.T. S.p.A.	..
174 Consorzio Skillpass	Rome	12.5%	UniCredito Italiano S.p.A.	1,750
175 CONSULSERVICE S.r.l. (in liquidation)	Cavallino (LE)	2.66%	Rolo Banca 1473 S.p.A.	..
176 Dolina Lak Sp.Zo.o.	Malaszewicze	1.22%	Bank Pekao S.A.	92
177 Drukbank Sp.Zo.o.	Zamosc	100.00%	Bank Pekao S.A.	5,341
178 Duty Free Zone Bourgas AD	Bourgas	5.65%	Bulbank A.D.	12
179 E.C. BIC Piemonte S.p.A. (in liquidation)	Turin	1.87%	Banca Mediocredito S.p.A.	..
		9.86%	Banca C.R.T. S.p.A.	6
180 E.R.V.E.T. Politiche per le Imprese S.p.A.	Bologna	4.13%	Rolo Banca 1473 S.p.A.	1,011
181 ELSAG STI S.p.A.	Genoa	0.31%	Cassa di Risparmio di Trieste Banca S.p.A.	42
		..	Caritro S.p.A.	..
		0.01%	Cariverona Banca S.p.A.	..
		..	Banca dell'Umbria 1462 S.p.A.	..
182 Ente Autonomo Fiera di Trieste	Trieste	5.47%	Cassa di Risparmio di Trieste Banca S.p.A.	65
183 Ente Autonomo per le fiere di Verona	Verona	22.16%	Cariverona Banca S.p.A.	3,261

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
184 EUROS S.p.A. Cefor & Istinform Consulting	Rome	0.10%	Cariverona Banca S.p.A.	18
185 EUROVITA - Italcasse Assicurazioni S.p.A	**Rome**	2.74%	Cassa di Risparmio di Carpi S.p.A.	2,470
		2.74%	Banca dell'Umbria 1462 S.p.A.	2,556
		0.44%	Cassamarca S.p.A.	..
186 Fabryka Sprzetu Okretowego "Meblomor" S.A.	Czarnkow	23.81%	Bank Pekao S.A.	674
187 Fiera di Forlì S.r.l.	Forlì	1.86%	Rolo Banca 1473 S.p.A.	185
188 Fincantieri Cantieri Navali Italiani S.p.A.	Trieste	3.03%	UniCredito Italiano S.p.A.	20,000
189 Fioroni Sistema S.p.A.	Perugia	4.65%	Mediocredito dell'Umbria S.p.A.	..
		3.79%	Banca dell'Umbria 1462 S.p.A.	..
190 Foligno Nuova S.p.A.	Foligno - (PG)	0.67%	Banca dell'Umbria 1462 S.p.A.	2
191 Funivie Alpe Cermis S.p.A.	Cavalese (TN)	5.00%	Caritro S.p.A.	500
192 Ge.Po. S.p.A.	Collecchio (PR)	7.64%	Cassa di Risparmio di Carpi S.p.A.	114
193 Giraglia Immobiliare S.p.A.	Milan	8.06%	Credito Italiano S.p.A.	..
		0.93%	Rolo Banca 1473 S.p.A.	..
194 Golf Club Modena S.p.A.	Colombaro di Formigine	0.12%	Cassa di Risparmio di Carpi S.p.A.	70
195 Grupa Inwestycyjna Nywing S.A.	Warsaw	24.6%	Bank Pekao S.A.	186
196 Health Insurance Company Zakrila AD	Sofia	10.00%	Bulbank A.D.	198
197 HSW FMJ Sp.zo.o.	Janov Lubelski	34.22%	Bank Pekao S.A.	4,188
198 Huta Kara S.A.	Piotrkow Tryb	7.68%	Bank Pekao S.A.	..
199 Huta Ostrowiec S.A.	Ostrowiec Sw.	3.57%	Bank Pekao S.A.	1,782
200 Huta Stalowa Wola S.A.	Stalowa Wola	5.21%	Bank Pekao S.A.	1,817
201 I Gemelli di S. Benigno S.r.l. (in liquidation)	Genoa	12.24%	Credito Italiano S.p.A.	..
202 I.A.M. Rinaldo Piaggio S.p.A.	Genoa	0.16%	Cariverona Banca S.p.A.	..
		3.29%	Credito Italiano S.p.A.	..
203 Idroenergia S.c.r.l.	Aosta	1.00%	UniCredito Italiano S.p.A.	2
204 Impianti S.r.l.	Monza (MI)	1.06%	Caritro S.p.A.	..
205 Impresa Grassetto S.p.A.	Tortona (AL)	2.39%	Credito Italiano S.p.A.	1,124
206 INDESIT S.p.A. (in liquidation)	Turin	0.03%	Banca C.R.T. S.p.A.	..
207 INIZIATIVA S.p.A. (in liquidation)	Padova	7.79%	Cariverona Banca S.p.A.	..

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) **NAME**	**REGISTERED OFFICE**	**% HELD**	**INVESTOR COMPANY**	**VALUE ATTRIBUTED AT 31.12.2000**
208 Iniziative Urbane S.p.A.	Trento	27.78%	Caritro S.p.A.	5,000
209 Insurance Company Bulstrad AD	Sofia	12.84%	Bulbank A.D.	1,201
210 Interbrennero S.p.A.	Trento	4.55%	Caritro S.p.A.	638
211 International Multimedia University S.p.A.	Gualdo Tadino (PG)	0.77%	Banca dell'Umbria 1462 S.p.A.	9
212 Interporto Bologna S.p.A.	Bologna	1.75%	UniCredito Italiano S.p.A.	421
		6.36%	Rolo Banca 1473 S.p.A.	1,816
213 Interporto di Padova S.p.A.	Padova	1.02%	UniCredito Italiano S.p.A.	574
214 Iso S.p.A. (in voluntary liquidation)	Foligno - (PG)	3.00%	Mediocredito dell'Umbria S.p.A.	..
215 ISTICA - Istituto Immobiliare di Catania S.p.A.	Catania	0.52%	UniCredito Italiano S.p.A.	..
216 Istituto Europeo di Oncologia S.r.l.	Milan	7.46%	UniCredito Italiano S.p.A.	12,299
217 Istituto per l'Enciclopedia della Banca e della Borsa I.E.B.B. S.p.A.	Rome	0.56%	Banca C.R.T. S.p.A.	10
		0.62%	Cariverona Banca S.p.A.	..
		5.34%	UniCredito Italiano S.p.A.	74
		0.15%	Caritro S.p.A.	3
218 ISTUD - Istituto Studi Direzionali S.p.A.	Milan	0.50%	UniCredito Italiano S.p.A.	6
219 Kataweb S.p.A.	Rome	5.00%	UniCredito Italiano S.p.A.	305,727
220 KFFIP Calisia S.A.	Kalisz	5.93%	Bank Pekao S.A.	..
221 Lannen Polska	Tolkmicko	50.00%	Pekao Fundusz Kapitalowy Sp.Zo.o.	3,569
222 Lingotto S.p.A.	Turin	15.65%	Banca C.R.T. S.p.A.	26,986
223 Locat Rent S.p.A.	Milan	50.00%	LOCAT S.p.A.	4,841
224 Lubelska Korporacja Komunikacyjna	Lublin	58.50%	Pekao Leasing Sp.Zo.o.	..
225 M.I.A.C. Mercato Ingrosso Agroalimentare S.c.p.a.	Cuneo	4.13%	Banca C.R.T. S.p.A.	481
226 Masters S.A.	Legnica	15.55%	Bank Pekao S.A.	943
227 ME.T.IM. S.p.A. Mercato Telematico Imprese Nord Ovest (in liquidation)	Turin	8.20%	Banca C.R.T. S.p.A.	..
228 METIS Società di fornitura di lavoro temporaneo S.p.A.	Milan	12.50%	UniCredito Italiano S.p.A.	920
229 Miedzynarodowa Szkola Bankowsci Finansow w Katowicach Sp.Zo.o.	Katowice	11.13%	Bank Pekao S.A.	..

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
230 Multitel S.p.A.	Anzola d'Emilia	4.00%	UniCredito Italiano S.p.A.	400
		4.72%	Rolo Banca 1473 S.p.A.	300
231 NOMISMA - Società di studi economici S.p.A.	Bologna	1.39%	Rolo Banca 1473 S.p.A.	26
		0.33%	Cariverona Banca S.p.A.	15
		0.47%	Banca C.R.T. S.p.A.	21
		0.04%	Caritro S.p.A.	2
		0.56%	UniCredito Italiano S.p.A.	24
232 Nortel Inversora S.A.	Argentina	0.25%	UniCredit Finance Corporation LTD	11,239
233 Nuova Panarotta S.p.A.	Pergine Valsugana	2.81%	Caritro S.p.A.	29
234 Patto 2000 S.c.a r.l.	Città della Pieve (PG)	2.85%	Banca dell'Umbria 1462 S.p.A.	20
235 Pekao Delta Trading Company Pty Ltd	Sidney	89.50%	Bank Pekao S.A.	..
236 Pekao Immobilier S.a.r.l.	Paris	100.00%	Bank Pekao S.A.	15
237 Pekao Ochrona Sp.Zo.o.	Warsaw	100.00%	Bank Pekao S.A.	8,401
238 Per Tolmezzo Soc.Coop.a r.l.	Tolmezzo	10.87%	Cassa di Risparmio di Trieste Banca S.p.A.	1
239 PHZ Baltona S.A.	Gdynia	5.80%	Bank Pekao S.A.	411
240 PKO Trading Corporation	New York	100.00%	Bank Pekao S.A.	4
241 Ponti Engineering S.c.r.l.	Città di Castello	2.00%	Banca C.R.T. S.p.A.	7
242 Port Lotniczy Lublin S.A.	Lublin	3.04%	Bank Pekao S.A.	5
243 PROFINGEST (consortium)	Bologna	12.79%	Rolo Banca 1473 S.p.A.	500
244 Progetto City Card S.p.A. (in liquidation)	Bologna	24.50%	Rolo Banca 1473 S.p.A.	..
245 PROMO S.c.r.l. Società per la promozione dell'economia modenese	Modena	0.37%	Rolo Banca 1473 S.p.A.	20
246 Przedsiebiorstwo Poligraficzno Wydawnicze Uniprom S.A.	Warsaw	10.64%	Bank Pekao S.A.	..
247 R.T.P. Rete Telematica Piemontese S.p.A.	Turin	8.26%	Banca C.R.T. S.p.A.	47
248 Regionalna Agencja Poszanowania Energii S.A.	Lodz	0.19%	Bank Pekao S.A.	5
249 Riminterme S.p.A.	Miramare di Rimini	0.29%	Rolo Banca 1473 S.p.A.	35
250 S.A.S.E. S.p.A.	Perugia	10.94%	Banca dell'Umbria 1462 S.p.A.	..
		0.44%	Mediocredito dell'Umbria S.p.A.	13

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
251 S.I.CRE.F. S.r.l. (in liquidation)	Verona	16.00%	Cariverona Banca S.p.A.	..
252 S.I.T. Società Industriale Trentina	Trento	4.10%	Caritro S.p.A.	2,119
253 S.I.T.A.F. S.p.A. - Società Italiana Traforo Autostrade Frejus	Turin	10.91%	Banca C.R.T. S.p.A.	5,934
254 S.I.TRA.CI. S.p.A. - Società Italiana per il Traforo del Ciriegia	Cuneo	6.97%	Banca C.R.T. S.p.A.	1,041
255 S.T.O.A. S.p.A. Società Triveneta per l'Organiz. e l'Automaz. (in liquidation)	Venezia	11.11%	Cariverona Banca S.p.A.	3
		11.11%	Cassamarca S.p..A	..
256 S.W.I.F.T. Society for worldwide Interbank Financial Telecomm. Co-operative Soc.	La Hulpe	0.01%	Banca dell'Umbria 1462 S.p.A.	2
		0.09%	Cariverona Banca S.p.A.	44
		0.03%	Banca C.R.T. S.p.A.	2
		0.01%	Cassa di Risparmio di Carpi S.p.A.	5
		..	Caritro S.p.A.	2
		0.02%	Cassamarca S.p.A.	20
		0.01%	Cassa di Risparmio di Trieste Banca S.p.A.	7
			Bulbank A.D.	20
			Pol'nobanka A.D.	44
			Splitska Banka D.D.	3
		0.04%	Rolo Banca 1473 S.p.A.	9
		0.30%	UniCredito Italiano S.p.A.	40
		0.20%	Bank Pekao S.A.	256
257 Sanità S.p.A.	Rome	0.16%	Banca dell'Umbria 1462 S.p.A.	75
258 SELECO S.p.A. (winding up)	Pordenone	0.06%	Cariverona Banca S.p.A.	..
		0.13%	Credito Italiano S.p.A.	..
		0.09%	Rolo Banca 1473 S.p.A.	..
259 Serenissima Infracom S.p.A.	Verona	10.69%	Cariverona Banca S.p..A.	64,388
260 Serin S.r.l.	Trento	20.00%	Caritro S.p.A.	38
261 Sistema Trieste S.r.l.	Trieste	5.14%	Cassa di Risparmio di Trieste Banca S.p.A.	..
262 Sistemi Interportuali Trieste SIT S.p.A.	Trieste	5.00%	Cassa di Risparmio di Trieste Banca S.p.A.	13

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
263 Sistemi Telematici Bancari SITEBA S.p.A.	Rome	0.20%	Banca dell'Umbria 1462 S.p.A.	10
		1.30%	Banca C.R.T. S.p.A.	65
		0.19%	Caritro S.p.A.	9
		2.99%	UniCredito Italiano S.p.A.	178
		0.40%	Cassamarca S.p..A	9
264 Soc. per l'Autostrada di Alemagna S.p.A.	Venice	8.24%	Cariverona Banca S.p..A.	28
265 Società Aree Industriali ed Artigianali S.A.I.A. S.p.A.	Verbania	10.00%	Banca C.R.T. S.p.A.	150
266 Società Coop. Bilanciai	Campogalliano (MO)	4.69%	Cassa di Risparmio di Carpi S.p.A.	500
267 Società della Ferrovia Friulana S.p.A. (in liquidation)	Gorizia	18.57%	Cassa di Risparmio di Trieste Banca S.p.A.	..
268 Società di Cooperazione Agricola S.p.A. (in liquidation)	Sanremo	3.75%	UniCredito Italiano S.p.A.	56
		3.75%	Banca Mediocredito S.p.A.	57
269 Società Funivie Buffaure S.r.l.	Pozza di Fassa (TN)	1.61%	Caritro S.p.A.	181
270 Società Gestione per il Realizzo S.p.A.	Rome	6.32%	Credito Italiano S.p.A.	999
271 Società Italiana Organismo di Attestazione S.p.A.	Rome	10.00%	Cariverona Banca S.p..A.	110
272 Società per i Servizi Bancari - SSB S.p.A.	Milan	1.74%	Cariverona Banca S.p.A.	167
		1.48%	Rolo Banca 1473 S.p.A.	129
		7.03%	UniCredito Italiano S.p.A.	755
		2.80%	Banca C.R.T. S.p.A.	139
		0.04%	Caritro S.p.A.	..
		0.09%	Cassamarca S.p..A	5
		0.01%	Cassa di Risparmio di Carpi S.p.A.	1
		0.03%	Cassa di Risparmio di Trieste Banca S.p.A.	2
		0.06%	Banca dell'Umbria 1462 S.p.A.	2
273 SOGEMER S.p.A.	Reggio Emilia	1.70%	Rolo Banca 1473 S.p.A.	22
274 Soggetto Intermediario Locale Appennino Centrale S.c.a r.l.	Sansepolcro (AR)	0.45%	Banca dell'Umbria 1462 S.p.A.	4
275 Spoldzenia Mieszaniowa w Sanoku	Sanok	..	Bank Pekao S.A.	..
276 Spoldzielnia BMC	Warsaw	..	Bank Pekao S.A.	5
277 Spoldzielnia Mieszaniowa Przelmol	Minsk	..	Bank Pekao S.A.	2
278 Syrena International Sp.zo.o.	Warsaw	37.50%	Bank Pekao S.A.	128
279 TCD - TriesteCittàDigitale SpA	Trieste	30.00%	Cassa di Risparmio di Trieste Banca S.p.A.	151

Other equity investments (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
280 Tesino S.p.A.	Castello Tesino	5.74%	Caritro S.p.A.	131
281 Tomtex S.A.	Tomaszow Mazowiecki	21.54%	Pekao Fundusz Kapitalowy Sp.Zo.o.	168
282 Turin Parcheggi S.r.l.	Turin	0.29%	Banca Mediocredito S.p.A.	4
283 Unibon Salumi S.C.a.r.l.	Modena	2.61%	Rolo Banca 1473 S.p.A.	3,000
		1.74%	Cassa di Risparmio di Carpi S.p.A.	2,000
284 Union Poist'Ovacia A.S.	Bratislava	3.90%	Pol'nobanka A.D.	458
285 Val Rendena Funivie S.p.A.	Pinzolo (TN)	13.23%	Caritro S.p.A.	934
286 Valdarno Sviluppo S.p.A.	Montevarchi (AR)	1.76%	Banca dell'Umbria 1462 S.p.A.	25
		1.76%	Mediocredito dell'Umbria S.p.A.	25
287 Veronamercato S.p.A.	Verona	4.46%	Cariverona Banca S.p.A.	2,172
288 Virtualand Park S.p.A. in liquidation	Castiglione del Lago (PG)	12.50%	Banca dell'Umbria 1462 S.p.A.	25
289 Vispol		..	Bank Pekao S.A.	59
290 Warsan	Sankt Petersburg	..	Bank Pekao S.A.	1
291 WAW PZL Sp.Zo.o.	Mielec	41.34%	Pekao Fundusz Kapitalowy Sp.Zo.o.	948
292 Witwornia Sprzetu Komunikacyjnego Pzl	Kalisz	7.03%	Bank Pekao S.A.	76
293 Wloknina Sp.zo.o.	Zdunska Wola	33.33%	Pekao Fundusz Kapitalowy Sp.Zo.o.	302
294 Wytwornia Silnikow Plz - Mielec Sp.zo.o.	Mielec	39.45%	Pekao Fundusz Kapitalowy Sp.Zo.o.	1,222
295 Zamojskie Fabryki Mebli S.A.	Zamo	9.32%	Bank Pekao S.A.	215
296 Zaslaw ZPiN Sp.zo.o.	Zagor	86.37%	Pekao Faktoring Sp.Zo.o.	..
297 ZPC SP.ZO.O	Swidnik	26.81%	Pekao Fundusz Kapitalowy Sp.Zo.o.	205
298 Zwoltex S.A.	Zdunska Wola	41.31%	Pekao Fundusz Kapitalowy Sp.Zo.o.	2,974
299 Przedsiebiorstwo Zarzadzania Nieruchomosciami Spzoo	Warsaw	9.98%	Bank Pekao S.A.	90
300 Centrozap S.A.	Katowice	18.83%	Bank Pekao S.A.	..
				580,123
TOTAL OTHER				**722,892**
TOTAL EQUITY INVESTMENTS VALUED AT COST				**2,088,350**
TOTAL ITEM 70 "EQUITY INVESTMENTS"				**2,683,809**

Composition of item 80
"Investments in Group Companies" as at 31 December 2000

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
a) VALUED WITH THE EQUITY METHOD				
Banks				
1. Listed				-
2. Unlisted				
1 Banca di Bergamo S.p.A.	Bergamo	90.34%	UniCredito Italiano S.p.A.	176,770
				176,770
TOTAL BANKS				**176,770**
Financial institutions				
1. Listed				
2 Agrocons Centrum AS	Bratislava	82.76%	Pol'nobanka A.D.	1,021
				1,021
2. Unlisted				
3 Euro Capital Structures Ltd	Dublin	100.00%	UniCredit Banca Mobiliare S.p.A.	4,224
4 *Pioneer Alternative* Investments Management Ltd	Dublin	100.00%	UniCredito Italiano S.p.A.	12,764
5 Pioneer Universal Pension Fund Co.	Warsaw	70.00%	Pioneer Investment Management USA inc.	9,162
6 Pioneer Funds Management LTD	Dublin	100.00%	UniCredito Italiano S.p.A.	3,102
7 SB Trade doo	Split	100.00%	Splitska Banka D.D.	591
8 Sebi S.p.A.	Perugia	51.00%	*Banca dell'Umbria 1462 S.p.A.*	43
9 Societè Anonyme de gestion financière - SAGEFI	Monaco (Montecarlo)	90.00%	Banque Monegasque de Gestion S.A.	142
10 *UniCredit Capital Italia* Advisory Company S.A.	Luxembourg	100.00%	UniCredito Italiano S.p.A.	5,152
11 Verisparmio GES.TRI. S.p.A.	Verona	100.00%	Cariverona Banca S.p.A.	1,340
				36,520
TOTAL FINANCIAL INSTITUTIONS				**37,541**
Other				
1. Listed				-
2. Unlisted				
12 Broker Credit S.p.A.	Milan	100.00%	UniCredito Italiano S.p.A.	2,722
13 Credito Italiano International Services (C.I.I.S.) S.r.l.	Rome	90.00%	UniCredito Italiano S.p.A.	31
14 Pekao Informatyka Sp.Zo.o.	Lodz	100.00%	Bank Pekao S.A.	458
15 Pekao Trading Corporation S.A.	New York	100.00%	Bank Pekao S.A.	8,148
16 Société Civile Immobilière CORDUSIO	Monaco (Montecarlo)	100.00%	Banque Monegasque de Gestion S.A.	7,689

Other investments in Group companies (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
17 Trinity Management Sp.Zo.o.	Warsaw	50.00%	Bank Pekao S.A.	2,629
18 *UniCredit Consulting S.r.l.*	*Milan*	*100.00%*	*UniCredito Italiano S.p.A.*	142
19 UniCreditAssicura S.r.l.	Milan	100.00%	UniCredito Italiano S.p.A.	738
20 Pekao Financial Services Sp Zo.o.	Warsaw	100.00%	Bank Pekao S.A.	..
				22,557
TOTAL OTHER				**22,557**
TOTAL INVESTMENTS IN GROUP COMPANIES VALUED WITH THE EQUITY METHOD				**236,868**
b) VALUED AT COST				
Banks				
1. Listed				-
2. Unlisted				
1 Tradinglab Banca S.p.A.	Milan	100.00%	UniCredit Banca Mobiliare S.p.A.	93,412
				93,412
TOTAL BANKS				**93,412**
Financial institutions				
1. Listed				
2 Agroinvest FPS (in liquidation)	Bratislava	100.00%	Pol'nobanka A.S.	..
				..
2. Unlisted				
3 Auges S.p.A. SIM	Verona	7.77%	UniCredito Italiano S.p.A.	38
(in liquidation)		92.23%	Cariverona Banca S.p..A.	456
4 Central Poland Fund L.L.C.	Wilmington	53.19%	Bank Pekao S.A.	9,001
5 Pekao/Alliance Capital Management S.A.	Warsaw	100.00%	Bank Pekao S.A.	..
6 Pioneer Alternative *Investment Management* S.G.R.p.A.	Milan	100.00%	UniCredito Italiano S.p.A.	3,873
				13,368
TOTAL FINANCIAL INSTITUTIONS				**13,368**
Other				
1. Listed				-
2. Unlisted				
7 Cassa e Assicurazioni S.p.A. (in liquidation)	Verona	65.00%	Cariverona Banca S.p..A.	276
8 CONRIT Servizi S.r.l.	Turin	100.00%	UniRiscossioni S.p.A.	40

Other investments in Group companies (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	REGISTERED OFFICE	% HELD	INVESTOR COMPANY	VALUE ATTRIBUTED AT 31.12.2000
9 LITCORP Ltd (in liquidation)	London	100.00%	Banca C.R.T. S.p.A.	1,091
10 Marivaturist d.d.	Makarska	81.75%	Splitska Banka D.D.	769
11 Pioneer Global Asset	Milan	33.40%	Rolo Banca 1473 S.p.A.	67
Management S.p.A.		66.60%	UniCredito Italiano S.p.A.	134
12 Pracownicze Towarzystwo Emerytalne	Warsaw	100.00%	Centralny Dom Maklerski Pekao S.A.	50
13 RI.PO. S.r.l.	Turin	99.99%	Banca Mediocredito S.p.A.	999
14 SRPBG Sp.Zo.o.	Lodz	95.00%	Bank Pekao S.A.	..
				3,428
TOTAL OTHER				**3,428**
TOTAL INVESTMENTS IN GROUP COMPANIES VALUED AT COST				**110,206**
TOTAL ITEM 80 "INVESTMENTS IN GROUP COMPANIES"				**347,074**

Amounts due to/from Group Companies as at 31 December 2000

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	ASSETS	LIABILITIES	GUARANTEES GIVEN	COMMITMENTS
1) Relationships with banks				
Banca di Bergamo S.p.A.	7,924	113,360		60
	7,924	**113,360**	**-**	**60**
2) Accounts with financial companies				
Auges S.p.A. (in liquidation)	-	670	-	-
Pekao Financial Services Sp Zo.o	2,730	-	-	640
Pekao/Alliance Capital Management S.A.	-	110	-	-
Pekao/Alliance Towarzystwo Funduszy Inwestycyjnych S.A.	-	1,224	-	-
Pioneer Alternative Investment Management S.G.R.p. A.	-	3,873	-	-
Sebi S.p.A.	247	-	-	-
Societè Anonyme de gestion financière	-	161	-	-
Verisparmio GES.TRI. S.p.A.	-	1,367	-	-
	2,977	**7,405**	**-**	**640**
3) Accounts with other customers				
Broker Credit S.p.A.	47	10,637	3	-
Cassa e Assicurazioni S.p.A. (in liquidation)	-	348	30	-
Credito Italiano International Services (C.I.I.S.) S.r.l.	41	-	-	-
PEKAO DEVELOPMENT Sp.Zo.o.	31,634	3,083	-	-
Pekao Immobilière S.a.r.l.	-	10	-	-
Pekao Informatyka Sp.Zo.o.	-	250	-	-
Pekao Ochrona Sp.Zo.o.	1,056	-	176	1.408
Pekao Trading Company Ltd	1,179	-	-	-
RI.PO. S.r.l.	66,592	3,195	82,848	-
Société Civile Immobilière CORDUSIO	-	454	-	-
UniCredit Consulting S.r.l.	-	62	-	-
UniCreditAssicura S.r.l.		37,046	-	-
	100,549	**55,085**	**83,057**	**1,408**
4) Bonds and other debt securities	-	-	-	-
5) Debt securities in issue	-	-	-	-
6) Subordinated debt	-	-	-	-
Total	111,450	175,850	83,057	2,108

Amounts due to/from Associated companies (significant companies other than group companies) at 31 December 2000

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	ASSETS	LIABILITIES	GUARANTEES GIVEN	COMMITMENTS
1) Accounts with banks				
Banca Cassa di Risparmio di Savigliano S.p.A.	2,679	3,277	-	
Bank Handlowy International S.A.	127	89	49	-
Cassa di Risparmio di Bra S.p.A.	57,799	3,875	-	-
Cassa di Risparmio di Fossano S.p.A.	30,093	45,764	48	42
Cassa di Risparmio di Saluzzo S.p.A.	37,828	179	-	-
Mitteleuropaische Handelsbank AG Deutsch-Polnische Bank	8,368	59,087	-	-
	136,894	**112,271**	**97**	**42**
2) Accounts with financial companies				
BDK - Daewoo Leasing Sp.zo.o.	63,861	1,074	-	15,676
Cassa di Liquidazione e Garanzia S.p.A.	-	102	-	-
Krajowa Izba Rozliczeniowa S.A.	-	11	-	-
LISEURO S.p.A.	38,268	-	-	-
Polcard S.A.	-	4,365	-	-
Polski Leasing Przemyslowy S.A.	57,363	2,202	-	2,496
PROMINVESTMENT S.p.A.	-	1,601	-	-
Società Friulana Esazioni Tributi S.F.E.T. S.p.A.	12,883			
SRP Investment Sp.Zo.o. (in liquidation)	-	1	-	-
XI Narodowy Fundusz Investycyjny S.A.	10,007	-	-	-
	182,382	**9,356**	**-**	**18,172**
3) Accounts with other customers				
ARGENTEA S.p.A.	-	25	179	-
AUTOSTRADA BS-VR-VI-PD S.p.A.	1,216	41,228	17	256,088
Baldini e Castoldi S.p.A.	540	-	-	-
Casse e Assicurazioni Vita S.p.A.	-	25,147	-	-
Commercial Union Vita S.p.A.	98	60,047	-	-
CONSORZIO CA.RI.CE.SE. S.r.l.	-	1,317	-	-
CreditRAS Assicurazioni S.p.A.	-	2,272	400	-
CreditRas Vita S.p.A.	2,159	15,922	-	-
Drukbank Sp.Z.o.o.	50	40	-	-
Duerrevita S.p.A.	6,897	53,751	-	-
Ente Autonomo per le Fiere di Verona	241	21,721	-	-
Findasystem S.p.A.		13		

Amounts due to/from Associated companies (continued)

(CONSOLIDATED AMOUNTS IN MILLIONS OF LIT.) NAME	ASSETS	LIABILITIES	GUARANTEES GIVEN	COMMITMENTS
Grupa Inwestycyjna Nywing S.A.	61,350	12	-	-
Immobiliare Lombarda S.p.A.	144,687	5	7,916	-
Iniziative Urbane S.p.A.	24,651	559	-	-
Locat Rent S.p.A.	8,432	-	39	-
Pekao Delta Trading Company Pty Ltd	15	-	-	-
Risparmio Assicurazioni S.p.A.	-	333	-	-
Risparmio Vita Assicurazioni S.p.A.	1,856	26,369	-	-
S.T.T. S.p.A.	27	1,803	-	-
Serin S.r.l.	-	365	4	-
Syrena International Sp.Zo.o.	2,702	577	-	-
TCD - TriesteCittàDigitale S.p.A.	-	1,188	-	-
Trinity Management Sp.Zo.o.	-	-	-	1,006
	254,921	**252,694**	**8,555**	**257,094**
4) Bonds and other debt securities				
BDK - Daewoo Leasing Sp.Zo.o.	7,758	-	-	-
Grupa Inwestycyjna Nywing S.A.	2,882	-	-	-
	10,640	-	-	-
5) Securities issued	-	-	-	-
6) Subordinated debt	-	-	-	-
Total	**584,837**	**374,321**	**8,652**	**275,308**

Breakdown of principal equity investments pursuant to Art.126 of Consob Regulation No.11971 of 14 may 1999

(list of equity investments and voting rights held directly and indirectly in any capacity at 31/12/00 in an amount over 10% and equal to or greater than 20%, respectively, of capital represented by shares/interests with voting rights in unlisted companies)*

NAME	HEAD OFFICE	PERCENTAGE DIRECT	PERCENTAGE INDIRECT		HOLDING TITLE
Subsidiaries over 10% held					
MED-EKSPERT CENTRUM EKSPERTYZ MEDYCZNYCH Sp.Zo.o.	Warsaw		21.20	PEKAO TRADING COMPANY (CANADA) LTD.	a
			21.20	PEKAO SERVICES LIMITED	a
PEKAO SERVICES LIMITED'	Warsaw		100.00	PEKAO TRADING COMPANY (CANADA) LTD.	a
TAYAR RECEIVABLES COMPANY	Dublin		15.50	TYRERESCOM LIMITED	a
S.B. TOURS d.d.	Makarska		94.98	S.B. TRADE d.o.o.	a
DOCHODKOVY PRIPOIST'OVACI FOND HORIZONT A.S. (in liquidation)	Bratislava		100.00	AGROINVEST INVESTICNA SPOLOCNOST' A.S.	a
INVESTICNY FOND SOLVENT A.S. *(in liquidation)*	Bratislava		100.00	AGROINVEST INVESTICNA SPOLOCNOST' A.S.	a
TRANSFINANCE SLOVAKIA A.S.	Bratislava		50.00	AGROINVEST INVESTICNA SPOLOCNOST' A.S.	a
AGROINVEST INVESTICNA SPOLOCNOST' A.S.	Bratislava		93.19	AGROCONS CENTRUM A.S.	a
ANICA SYSTEM S.A.	Lublin		13.15	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
APC METALCHEM S.A.	Opole		14.57	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
FABRYKA DYWANOW DYWILAN S.A.	Lodz		21.23	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
FABRYKA SUKNA RATEX S.A.	Rakszawa		10.27	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
HSW FABRYKA MASZYN Sp.Zo.o.	Janow Lubelski		76.90	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
MASTERS S.A.	Legnica		24.32	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
ODLEWNIA ZELIWA POLCAST Sp.Zo.o. (in bankruptcy)	Srem		33.47	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
POL-PLAST S.A.	Pionki		14.76	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
PPOW TOLKMICKO Sp.Zo.o. *(in liquidation)*	Tolkmicko		62.78	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
WIMA S.A.	Lodz		12.17	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
ZPC SWIDNIK Sp.Zo.o.	Swidnik		35.97	PEKAO FUNDUSZ KAPITALOWY Sp.Zo.o.	a
Companies for which voting rights equal to or greater than 20% are held in other capacities					
ASSIPROGETTI - *Gestione Polizze* d'assicurazione S.p.A.	Milan		94.03	CREDITO ITALIANO S.p.A.	b
ASSIPAROS S.p.A.	Milan		51.00	CREDITO ITALIANO S.p.A.	b
AGRICOLA CATALANI S.p.A.	Figline Valdarno (FI)		90.00	BANCA DELL'UMBRIA S.p.A.	b
AGRICOLA SAN CRISPINO S.r.l. (in liquidation)	Castelnuovo del Garda (VR)		79.98	CARIVERONA BANCA S.p.A.	b
ARTEGRAFICA S.p.A.	Verona		97.50	CARIVERONA BANCA S.p.A.	b
BENTINI COSTRUZIONI S.p.A.	Ravenna		25.61	BANCA DELL'UMBRIA S.p.A.	b
BOTTICELLI S.p.A.	Venice		100.00	CREDITO ITALIANO S.p.A.	b
CALLIOPE S.r.l.	Venice		100.00	CREDITO ITALIANO S.p.A.	b
CARTOTECNICA MONTEBELLO S.p.A.	Sarego (VI)		80.00	CREDITO ITALIANO S.p.A.	b

Breakdown of principal equity investments (continued)

NAME	HEAD OFFICE	PERCENTAGE DIRECT	PERCENTAGE INDIRECT		HOLDING TITLE
CISA S.p.A.	Faenza (RA)		30.00	MEDIOCREDITO DELL'UMBRIA S.p.A.	b
DELLA VALLE FINANZIARIA S.p.A. (in liquidation)	Milan		100.00	CREDITO ITALIANO S.p.A.	b
DELLA VALLE IMMOBILIARE S.p.A. (in liquidation)	Milan		100.00	CREDITO ITALIANO S.p.A.	b
DIATECHNOLOGIES S.A.	Eury		99.00	CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A.	b
DI VITA S.p.A.	Carmagnola (TO)		100.00	BANCA CRT S.p.A.	b
EUROPLUS GLOBAL OPPORTUNITIES PLC	Dublin	70.52	20.60	UNICREDIT BANCA MOBILIARE S.p.A.	a
			5.49	UNICREDITO ITALIANO BANK (IRELAND) P.L.C.	a
FASHION CONTROL FINANCE S.A.	Luxembourg		100.00	CREDITO ITALIANO S.p.A.	b
FCH FASHION CONTROL HOLDING A.G.	Baar (CH)		100.00	CREDITO ITALIANO S.p.A.	b
FI.MA. S.r.l.	Perugia		100.00	BANCA DELL'UMBRIA S.p.A.	b
FIORONI INGEGNERIA S.p.A.	Perugia		13.75	BANCA DELL'UMBRIA S.p.A.	b
			16.30	MEDIOCREDITO DELL'UMBRIA S.p.A.	b
FIORONI INVESTIMENTI S.p.A.	Perugia		30.00	MEDIOCREDITO DELL'UMBRIA S.p.A.	b
FIORONI SISTEMA S.p.A.	Perugia		11.98	BANCA DELL'UMBRIA S.p.A.	b
			14.20	MEDIOCREDITO DELL'UMBRIA S.p.A.	b
FUNIVIE DEL PICCOLO S. BERNARDO S.p.A.	La Thuile (AO)		27.00	BANCA CRT S.p.A.	b
GEDACO S.p.A.	Roverchiara (VR)		42.69	CARIVERONA BANCA S.p.A.	b
G.I.A.R. GESTIONE ITAL. AZIENDE RIUNITE S.p.A.	Roma		100.00	CREDITO ITALIANO S.p.A.	b
GOLF LIGNANO S.r.l.	Pordenone		100.00	CREDITO ITALIANO S.p.A.	b
ICS BERTAGNIN S.p.A.	Rovereto (TN)		100.00	CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A.	b
IGICOR S.p.A. (in liquidation)	Verona		100.00	MEDIOVENEZIE BANCA S.p.A.	b
INIZIATIVA REGALUXE S.r.l.	Turin		100.00	BANCA CRT S.p.A.	b
IMMOBILIARE BOTTICELLI S.r.l.	Vazzola (TV)		100.00	CASSAMARCA S.p.A.	b
IMAT SPA (in liquidation)	Castel San Pietro Terme (BO)		96.67	CREDITO ITALIANO S.p.A.	b
IMMOBILIARE PIAZZA XXVII OTTOBRE S.r.l.	Venice				
IMPRESA AVIANESE S.r.l.	Aviano		70.00	CASSAMARCA S.p.A.	b
INTERPORTO DI VENEZIA S.p.A.	Venice		35.14	CASSAMARCA S.p.A.	b
INTERPORTO ROMA EST S.p.A.	Rome		100.00	CREDITO ITALIANO S.p.A.	b
ITALTEL S.p.A.	Milan		100.00	CREDITO ITALIANO S.p.A.	b
ITALTEL ACQUISITION S.p.A.	Milan		100.00	CREDITO ITALIANO S.p.A.	b
ITALTEL HOLDING S.p.A.	Milan		100.00	CREDITO ITALIANO S.p.A.	b
LASER S.r.l. (in liquidation)	Milan		22.00	CREDITO ITALIANO S.p.A.	b
JUNIORS' PLAYTIME S.r.l.	Pianoro (BO)		23.91	ROLO BANCA 1473 S.p.A.	b
NESTOR 2000 S.p.r.l.	Brussels	39.40			a
NORD AUTO PIMAZZONI S.p.A. (in liquidation)	Verona		50.00	CARIVERONA BANCA S.p.A.	b
NUOVA FIMA S.p.A.	Invorio (NO)		100.00	CREDITO ITALIANO S.p.A.	b
NUOVE FONTI S. MARTINO S.p.A.	Transacqua (TN)		100.00	CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A.	b
PASC S.r.l. (in bankruptcy)	Roma		100.00	MEDIOVENEZIE BANCA S.p.A.	b
PASTA ZARA S.p.A.	Riese PIO X. (TV)		66.27	CREDITO ITALIANO S.p.A.	b

Breakdown of principal equity investments (continued)

NAME	HEAD OFFICE	PERCENTAGE DIRECT	PERCENTAGE INDIRECT		HOLDING TITLE
PIAZZA DI SPAGNA 86 S.r.l.	Rome		100.00	BANCA DELL'UMBRIA S.p.A.	b
REPLAY STORES DISTRIBUTION A.G.	Baar (CH)		100.00	CREDITO ITALIANO S.p.A.	b
ROME AMERICAN HOSPITAL S.p.A. (in settlement of creditors' claims)	Rome		39.58	CREDITO ITALIANO S.p.A.	b
SAMEZZANO S.p.A. in Liquidazione	Reggello (FI)		100.00	BANCA DELL'UMBRIA S.p.A.	b
SANTA MONICA S.p.A.	Misano (RN)		25.67	MEDIOCREDITO DELL'UMBRIA S.p.A.	b
SARFYS S.r.l.	Turin		100.00	BANCA CRT S.p.A.	b
SELEBENI S.r.l.	Venice		100.00	CREDITO ITALIANO S.p.A.	b
SERVIZI VENETI ECOLOGICI S.p.A. (in bankruptcy)	Rovigo		79.66	MEDIOVENEZIE BANCA S.p.A.	b
SIATA Soc. Industria Attrezzature Turistiche Alberghiere S.p.A.(in liquidation)	Campobasso		100.00	ROLO BANCA 1473 S.p.A.	b
S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA S.p.A. (in liquidation)	Reana del Royale (UD)		37.04	MEDIOVENEZIE BANCA S.p.A.	b
TIESSE TEXTILE SERVICE S.r.l. (in liquidation)	Soave (VR)		100.00	CREDITO ITALIANO S.p.A.	b
TREVITEX S.p.A. (in bankruptcy)	Milan		44.49	CREDITO ITALIANO S.p.A.	b
TRINACRIA DISTRIBUZIONE S.r.l.	Venice		100.00	CREDITO ITALIANO S.p.A.	b
WHEAT S.r.l.	Turin		100.00	BANCA CRT S.p.A.	b
ZIMAR S.p.A.	Perugia		50.00	BANCA DELL'UMBRIA S.p.A.	b
ZUGLIA S.r.l. (in liquidation)	Vicenza		100.00	MEDIOVENEZIE BANCA S.P.A.	b

* The list does not include equity investments already reported in Section 3 of the Notes to the Consolidated Accounts and in the attached lists.

a. Investment and trading securities.

b. Pledged as security.

Reclassified Consolidated Balance Sheet in euro

Assets

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Cash and deposits with central banks and post offices	**1,215,3**	**1,256,4**	**1,136,5**
Loans:			
to customers	115,156,8	105,994,7	101,577,1
to banks	24,903,7	21,551,7	20,007,2
Trading securities	**18,167,6**	**15,720,5**	**14,436,1**
Fixed assets:	-	-	-
investment securities	15,017,5	15,687,3	14,952,5
equity investments	1,565,3	1,073,9	1,088,5
treasury stock (own shares or interests)	0,4	0,3	0,3
intangible and tangible	4,620,1	3,147,0	2,909,0
positive consolidation and net equity method differences	894,5	512,8	512,8
Other assets items	21,114,6	12,863,2	12,307,5
Total assets	**202,655,8**	**177,808,0**	**168,927,5**

Liabilities

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Due:			
to customers	83,103,1	78,113,1	72,957,7
securities in issue	34,902,8	35,484,6	34,112,8
to banks	41,167,0	36,440,3	35,736,3
Specific reserves	**4,043,1**	**3,637,7**	**3,371,5**
Other liabilities items	**23,434,1**	**11,865,1**	**11,654,4**
Credit risk reserves	**131,1**	**169,7**	**152,3**
Subordinated debt	**4,594,3**	**1,349,8**	**1,370,7**
Negative consolidation and net equity method differences	**41,2**	**29,4**	**29,4**
Minority interests in shareholders' equity(+/-)	**+2,595,3**	**+3,011,6**	**+1,835,5**
Shareholders' equity:			
capital, reserves, retained earnings *and reserve for general banking risks*	7,248,9	6,421,1	6,421,1
net income for the year	1,394,8	1,286,0	1,286,0
Total liabilities	**202,655,8**	**177,808,0**	**168,927,5**

Guarantees and Commitments

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)

	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
Guarantees given	13,606,0	11,527,6	10,945,9
Commitments	21,180,7	13,667,8	13,435.2

Reclassified Consolidated Profit and Loss Account in euro

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)	2000	1998 (PRO-FORMA)	1999
Interest income and similar revenues	10,652,8	8,780,9	8,273,4
Interest expense and similar charges	5,983,3	4,642,9	4,394,6
Net interest	*4,669,5*	*4,138,0*	*3,878,8*
Dividends and other revenues	77,7	189,5	166,7
NET INTEREST INCOME	**4,747,2**	**4,327,5**	**4,045,5**
Commission income	3,732,7	3,064,6	2,964,6
Commission expense	393,6	304,2	293,6
Net commission income	*3,339,1*	*2,760,4*	*2,671,0*
Trading profits (losses)	638,0	373,7	338,6
Other operating income	930,7	815,6	779,4
Other operating expenses	336,6	230,2	224,0
Other net operating income	*594,0*	*585,4*	*555,4*
Revenues from services and other sources	**4,571,1**	**3,719,4**	**3,565,1**
TOTAL REVENUES	**9,318,3**	**8,046,9**	**7,610,6**
Payroll costs	*2,773,0*	*2,601,3*	*2,445,4*
Other administrative expenses	*1,627,9*	*1,488,8*	*1,378,6*
Administrative expenses	4,400,9	4,090,1	3,824,0
Adjustments to the value of intangible and tangible fixed assets [1]	*351,2*	*352,4*	*321,5*
OPERATING INCOME	**4,566,2**	**3,604,4**	**3,465,1**
Other adjustments to the value of intangible fixed assets [2]	*114,6*	*39,1*	*39,1*
Provisions for risks and charges	455,9	266,4	252,4
Writedowns of loans and provisions for guarantees and commitments	1,441,7	1,266,8	1,240,1
Write-backs of loans and provisions for guarantees and commitments	603,0	429,2	409,3
Provisions to credit risk reserves	64,7	48,2	44,8
Writedowns of financial fixed assets	75,2	59,0	50,7
Write-backs of financial fixed assets	41,6	32,4	23,2
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**3,058,8**	**2,386,5**	**2,270,6**
Extraordinary income	431,0	931,9	883,2
Extraordinary charges	204,8	435,8	298,4
Extraordinary income (loss)	**226,2**	**496,1**	**584,9**
Change in the reserve for general banking risks	-8,5	+8,8	+8,8
Income tax for the year	1,435,0	1,232,3	1,207,3
NET INCOME (LOSS) FOR THE YEAR	**1,858,4**	**1,641,5**	**1,639,3**
Minority interests - net income for the year	463,6	355,5	353,4
GROUP PORTION OF NET INCOME (LOSS) FOR THE YEAR	**1,394,8**	**1,286,0**	**1,286,0**

1. Excludes adjustments to the value of positive consolidation and net equity method differences as well as the amortisation of goodwill.
2. Includes adjustments to the value of positive consolidation and net equity method differences as well as the amortisation of goodwill.

Consolidated Balance Sheet as at 31 December 2000 in euro

Assets

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)

10. Cash and deposits with central banks and post offices		**1,215,342**
20. Treasury notes and similar securities eligible for re-financing with central banks		**4,340,674**
30. Loans to banks:		**24,903,721**
a) on demand	3,087,304	
b) other loans	21,816,417	
40. Loans to customers		**115,156,769**
of which:		
- loans on deposits received in Administration	*159,504*	
50. Bonds and other debt securities:		**27,344,843**
a) of public issuers	17,814,696	
b) of banks	6,694,907	
of which:		
- own securities	*240,354*	
c) of financial institutions	1,288,727	
of which:		
- own securities	-	
d) of other issuers	1,546,513	
60. Shares, interests and other equity securities		**1,499,560**
70. Equity investments		**1,386,072**
a) valued using the equity method	307,529	
b) other	1,078,543	
80. Investments in Group companies		**179,249**
a) valued using the equity method	122,332	
b) other	56,917	
90. Positive consolidation differences		**894,440**
100. Positive net equity method differences		
110. Intangible fixed assets		**1,667,819**
of which:		
- start-up costs	*11,669*	
- goodwill	*1,421,296*	
- capital leasing	*1,626*	
120. Tangible fixed assets		**2,952,245**
of which: - capital leasing	*538,795*	
140. Treasury shares or own interests		**372**
(nominal value)	(95)	
150. Other assets		**18,447,109**
160. Accrued income and pre-paid expenses:		**2,667,637**
a) accrued income	1,756,102	
b) pre-paid expenses	911,535	
of which:	-	
- issue discount on securities	*6,189*	
Total assets		**202,655,852**

Liabilities and shareholders' equity

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)

10. Due to banks:		**41,167,113**
a) on demand	8,490,917	
b) term or with notice	32,676,196	
20. Due to customers		**82,888,957**
a) on demand	54,732,148	
b) term or with notice	28,156,809	
30. Securities in issue:		**34,902,828**
a) bonds	21,672,183	
b) certificates of deposit	11,953,109	
c) other securities	1,277,536	
40. Deposits received in administration		**214,119**
50. Other liabilities		**20,417,056**
60. Accrued liabilities and deferred income:		**3,016,942**
a) accrued liabilities	1,889,142	
b) deferred income	1,127,800	
70. Employee severance pay		**905,492**
80. Provisions for risks and charges:		**3,137,620**
a) reserves for retirement and similar obligations	570,301	
b) taxation reserves	1,601,889	
c) consolidation reserve for future risks and charges	-	
d) others	965,430	
90. Credit risk reserves		**131,062**
100. Reserve for general banking risks		**59,973**
110. Subordinated debt		**4,594,374**
120. Negative consolidation differences		**35,950**
130. Negative net equity method differences		**5,255**
140. Minority interests in shareholders' equity (+/-)		**2,595,281**
150. Capital		**1,297,393**
160. Share premiums		**3,117,283**
170. Reserves:		**2,294,597**
a) legal reserve	256,998	
b) reserve for own shares	372	
c) statutory reserves	1,098,611	
d) other reserves	938,616	
180. Revaluation reserves		**479,637**
190. Retained earnings (losses)		**66**
200. Net income (loss) for the year		**1,394,854**
Total liabilities		**202,655,852**

Guarantees and Commitments

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)

10. Guarantees given		**13,606,002**
of which:		
- acceptances	*148,519*	
- other guarantees	*13,457,483*	
20. Commitmentsss		**21,180,727**
of which:		
- for sales with obligation to re-purchase	*1,066*	

250

Consolidated Profit and Loss Account 2000 in euro

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)

10. Interest income and similar revenues			10,652,779
of which:			
- loans to customers		*7,470,081*	
- debt securities		*2,064,845*	
20. Interest expense and similar charges			5,983,310
of which:			
- due to customers		*2,480,866*	
- securities in issue		*1,588,425*	
30. Dividends and other revenues:			62,956
a) shares, interests and other equity securities	28,547		
b) equity investments		34,409	
c) investments in Group companies		-	
40. Commission income			3,732,699
50. Commission expense			393,590
60. Trading profits (losses)			637,965
70. Other operating income			930,656
80. Administrative expenses:			4,400,874
a) Payroll costs		2,773,020	
of which:			
- wages and salaries		*1,946,795*	
- social security charges		*565,604*	
- employee severance pay		*118,330*	
- payment for retirement and similar obligations		*41,145*	
b) other administrative expenses		1,627,854	
90. Adjustments to the value of intangible and tangible fixed assets			465,792
100. Provisions for risks and charges			455,887
110. Other operating expenses			336,651
120. Writedowns of loans and provisions for guarantees and commitments			1,441,630
130. Write-backs of loans and provisions for guarantees and commitments			603,040
140. Provisions to credit risk reserves			64,699
150. Writedowns of financial fixed assets			75,172
160. Write-backs of financial fixed assets			41,580
170. Profits (losses) on equity investments valued using the equity method			**14,718**
180. Profit (loss) before extraordinary items and income tax			**3,058,788**
190. Extraordinary income			430,968
200. Extraordinary charges			204,759
210. Extraordinary income (loss)			**226,209**
230. Change in reserve for general banking risks			-8,484
240. Income tax for the year			1,435,049
242. Profit/loss before acquisition (integr. consol. area)			46,335
250. Minority interests - net income (loss) for the year			417,243
260. Net income (loss) for the year			**1,394,854**

Consolidated Balance Sheet in euro

Assets

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)	31.12.2000	AMOUNTS AT 31.12.1999 *(PRO-FORMA)*	31.12.1999
10. Cash and deposits with central banks and post offices	**1,215,342**	**1,256,455**	**1,136,461**
20. Treasury notes and similar securities eligible for re-financin with central banks	**4,340,674**	**5,520,340**	**5,075,135**
30. Loans to banks:	**24,903,721**	**21,551,779**	**20,007,268**
a) on demand	3.087,304	1,796,532	1,270,913
b) other loans	21,816,417	19,755,247	18,736,355
40. Loans to customers	**115,156,769**	**105,994,699**	**101,577,156**
of which:			
- loans on deposits received in Administration	*159,504*	*156,238*	*138,320*
50. Bonds and other debt securities:	**27,344,843**	**24,659,447**	**23,135,899**
a) of public issuers	17,814,696	17,260,110	16,461,807
b) of banks	6,694,907	5,208,865	4,758,777
of which:			
- own securities	*240,354*	*238,087*	*194,931*
c) of financial institutions	1,288,727	670,197	669,941
of which:			
- own securities	-	-	-
d) of other issuers	1,546,513	1,520,276	1,245,374
60. Shares, interests and other equity securities	**1,499,560**	**1,227,994**	**1,177,497**
70. Equity investments	**1,386,072**	**1,025,204**	**1,039,821**
a) valued using the equity method	307,529	320,002	382,103
b) other	1,078,543	705,202	657,718
80. Investments in Group companies	**179,249**	**48,705**	**48,705**
a) valued using the equity method	122,332	29,968	29,968
b) other	56,917	18,737	18,737
90. Positive consolidation differences	**894,440**	**512,828**	**512,828**
100. Positive net equity method differences	-	-	-
110. Intangible fixed assets	**1,667,819**	**266,510**	**252,165**
of which:			
- start-up costs	*11,669*	*1,941*	*1,921*
- goodwill	*1,421,296*	*47,770*	*47,770*
120. Tangible fixed assets	**2,952,245**	**2,880,518**	**2,656,844**
140. Treasury shares or own interests	**372**	**301**	**301**
(nominal value)	-(95)	-(927)	-(927)
150. Other assets	**18,447,109**	**10,664,320**	**10,143,490**
160. Accrued income and pre-paid expenses:	**2,667,637**	**2,198,923**	**2,164,006**
a) accrued income	1,756,102	1,259,232	1,230,697
b) pre-paid expenses	911,535	939,691	933,309
of which:			
- issue discount on securities	*6,189*	*4,352*	*3,326*
Total assets	**202,655,852**	**177,808,023**	**168,927,576**

Liabilities and Shareholders' equity

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
10. Due to banks:	**41,167,113**	**36,440,282**	**35,736,367**
a) on demand	8,490,917	4,157,317	4,079,902
b) term or with notice	32,676,196	32,282,965	31,656,465
20. Due to customers	**82,888,957**	**77,912,029**	**72,818,602**
a) on demand	54,732,148	55,066,916	51,480,766
b) term or with noticeo	28,156,809	22,845,113	21,337,836
30. Securities in issue:	**34,902,828**	**35,484,584**	**34,112,728**
a) bonds	21,672,183	22,483,935	21,772,119
b) certificates of deposit	11,953,109	12,020,792	11,412,609
c) other securities	1,277,536	979,857	928,000
40. Deposits received in administration	**214,119**	**201,092**	**139,062**
50. Other liabilities	**20,417,056**	**9,371,768**	**9,245,745**
60. Accrued liabilities and deferred income:	**3,016,942**	**2,484,834**	**2,408,670**
a) accrued liabilities	1,889,142	1,318,250	1,259,594
b) deferred income	1,127,800	1,166,584	1,149,076
70. Employee severance pay	**905,492**	**876,779**	**834,291**
80. Provisions for risks and charges:	**3,137,620**	**2,760,883**	**2,537,208**
a) reserves for retirement and similar obligations	570,301	615,663	542,080
b) taxation reserves	1,601,889	1,481,466	1,394,215
c) consolidation reserve for future risks and charges	-	-	-
d) other reserves	965,430	663,754	600,913
90. Credit risk reserves	**131,062**	**169,669**	**152,279**
100. Reserve for general banking risks	**59,973**	**66,011**	**66,011**
110. Subordinated debt	**4,594,374**	**1,358,034**	**1,370,658**
120. Negative consolidation differences	**35,950**	**29,403**	**29,403**
130. Negative net equity method differences	**5,255**	**-**	**-**
140. Minority interests in shareholders' equity (+/-)	**2,595,281**	**3,011,581**	**1,835,478**
150. Capital	**1,297,393**	**1,284,989**	**1,284,989**
160. Share premiums	**3,117,283**	**3,051,860**	**3,051,860**
170. Reserves:	**2,294,597**	**1,580,741**	**1,580,741**
a) legal reserve	256,998	178,674	178,674
b) reserve for own shares	372	301	301
c) statutory reserves	1,098,611	1,080,039	1,080,039
d) other reserves	938,616	321,72	321,727
180. Revaluation reserves	**479,637**	**437,377**	**437,377**
190. Retained earnings (losses)	**66**	**124**	**124**
200. Net income (loss) for the year	**1,394,854**	**1,285,983**	**1,285,983**
Total liabilities	**202,655,852**	**177,808,023**	**168,927,576**

Guarantees and Commitments

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)	31.12.2000	AMOUNTS AT 31.12.1999 (PRO-FORMA)	31.12.1999
10. Guarantees given	13,606,002	11,527,553	10,945,923
of which:			
- acceptances	*148,519*	*55,119*	*43,018*
- other guarantees	*13,457,483*	*11,472,434*	*0,902,905*
20. Commitments	**21,180,727**	**13,667,781**	**3,435,217**
of which:			
- for sales with obligation to re-purchase	*1,066*	*315*	*315*

Consolidated Profit and Loss Account in euro

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)	2000	1999 (PRO-FORMA)	1999
10. *Interest income and similar revenues*	10,652,779	8,780,905	8,273,383
of which:			
- loans to customers	*7,470,081*	*5,879,629*	*5,559,560*
- debt securities	*2,064,845*	*1,924,734*	*1,811,585*
20. Interest expense and similar charges	5,983,310	4,642,871	4,394,602
of which:			
- due to customers	*2,480,866*	*1,682,294*	*1,554,226*
- securities in issue	*1,588,425*	*1,381,187*	*1,328,732*
30. Dividends and other revenues:	62,956	188,630	166,034
a) shares, interests and other equity securities	28,547	20,846	13,079
b) equity investments	34,409	166,652	151,823
c) Investments in Group companies	-	1,132	1,132
40. Commission income	3,732,699	3,064,579	2,964,625
50. Commission expense	393,590	304,202	293,596
60. Trading profits (losses)	637,965	373,656	338,615
70. Other operating income	930,656	815,612	779,431
80. Administrative expenses	4,400,874	4,090,133	3,824,013
a) Payroll costs	2,773,020	2,601,278	2,445,354
of which:			
- wages and salaries	*1,946,795*	*1,831,720*	*1,723,337*
- social security charges	*565,604*	*535,709*	*506,970*
- employee severance pay	*118,330*	*115,121*	*108,575*
- payment for retirement and similar obligations	*41,145*	*61,155*	*54,908*
b) other administrative expenses	1,627,854	1,488,855	1,378,659
90. Adjustments to the value of intangible and tangible fixed assets	465,792	391,549	360,687
100. Provisions for risks and charges	455,887	266,400	252,401
110. Other operating expenses	336,651	230,230	223,985
120. Writedowns of loans and provisions for guarantees and commitments	1,441,630	1,266,836	1,240,049
130. Write-backs of loans and provisions for guarantees and commitments	603,040	429,180	409,329
140. Provisions to credit risk reserves	64,699	48,209	44,755
150. Writedowns of financial fixed assets	75,172	58,964	50,709
160. Write-backs of financial fixed assets	41,580	32,443	23,252
170. Profits (losses) on equity investments valued using the equity method	14,718	871	687
180. Profit (loss) before extraordinary items and income tax	**3,058,788**	**2,386,482**	**2,270,559**
190. Extraordinary income	430,968	931,875	883,264
200. Extraordinary charges	204,759	435,822	298,358
210. Extraordinary income (loss)	**226,209**	**496,053**	**584,906**
230. Change in reserve for general banking risks	-8,484	+8,777	+8,777
240. Income tax for the year	+1,435,049	1,232,303	1,207,355
250. Minority interests - net income (loss) for the year *	463,578	355,472	353,351
260. Net income (loss) for the year	**1,394,854**	**1,285,983**	**1,285,983**

* Includes Pre-acquisition profits/loss (fully consolidated companies).

Pro-forma Consolidated Balance Sheet as at 31 December 1999 in euro

Reclassification due to changes occurring in the scope of consolidation

Assets

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)

	AMOUNTS AT 31.12.1999	CHANGES DUE TO MODIFIED CONSOLIDATION AND RECLASSIFICATIONS	AMOUNTS AT 31.12.1999 (PRO-FORMA)
10. Cash and deposits with central banks and post offices	1,136,461	119,994	1,256,455
20. Treasury notes and similar securities eligible for re-financing with central banks	5,075,135	445,205	5,520,340
30. Loans to banks:	20,007,268	1,544,511	21,551,779
a) on demand	1,270,913	525,619	1,796,532
b) other loans	18,736,355	1,018,892	19,755,247
40. Loans to customers	101,577,156	4,417,543	105,994,699
of which:			
- loans on deposits received in Administration	*138,320*	*17,918*	*156,238*
50. Bonds and other debt securities:	23,135,899	1,523,548	24,659,447
a) of public issuers	16,461,807	798,303	17,260,110
b) of banks	4,758,777	450,088	5,208,865
of which:			
- own securities	*194,931*	*43,156*	*238,087*
c) of financial institutions	669,941	256	670,197
of which:			
- own securities	-	-	-
d) of other issuers	1,245,374	274,902	1,520,276
60. Shares, quotas and other equity securities	1,177,497	50,497	1,227,994
70. Equity investments	1,039,821	-14,617	1,025,204
a) valued using the equity method	382,103	-62,101	320,002
b) other	657,718	47,484	705,202
80. Investments in Group companies	48,705	-	48,705
a) valued using the equity method	29,968	-	29,968
b) other	18,737	-	18,737
90. Positive consolidation differences	512,828	-	512,828
100. Positive net equity method differences	-	-	-
110. Intangible fixed assets	252,165	14,345	266,510
of which:			
- start-up costs	*1,921*	*20*	*1,941*
- goodwill	*47,770*	-	*47,770*
120. Tangible fixed assets	2,656,844	223,674	2,880,518
140. Treasury stock (own shares or interests)	301	-	301
(nominal value)	-(927)	-	-(927)
150. Other assets	10,143,490	520,830	10,664,320
160. Accrued income and pre-paid expenses:	2,164,006	34,917	2,198,923
a) accrued income	1,230,697	28,535	1,259,232
b) pre-paid expenses	933,309	6,382	939,691
of which:			
- issue discount on securities	*3,326*	*1,026*	*4,352*
Total assets	168,927,576	8,880,447	177,808,023

Liabilities and Shareholders' equity

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)

	AMOUNTS AT 31.12.1999	CHANGES DUE TO MODIFIED CONSOLIDATION AREA AND RECLASSIFICATIONS	AMOUNTS AT 31.12.1999 (PRO-FORMA)
10. Due to banks:	**35,736,367**	**703,915**	**36,440,282**
a) on demand	4,079,902	77,415	4,157,317
b) term or with notice	31,656,465	626,500	32,282,965
20. Due to customers	**72,818,602**	**5,093,427**	**77,912,029**
a) on demand	51,480,766	3,586,150	55,066,916
b) term or with notice	21,337,836	1,507,277	22,845,113
30. Securities in issue:	**34,112,728**	**1,371,856**	**35,484,584**
a) bonds	21,772,119	711,816	22,483,935
b) certificates of deposit	11,412,609	608,183	12,020,792
c) other securities	928,000	51,857	979,857
40. Deposits received in administration	**139,062**	**62,030**	**201,092**
50. Other liabilities	**9,245,745**	**126,023**	**9,371,768**
60. Accrued liabilities and deferred income:	**2,408,670**	**76,164**	**2,484,834**
a) accrued liabilities	1,259,594	58,656	,318,250
b) deferred income	1,149,076	17,508	1,166,584
70. Employee severance pay	**834,291**	**42,488**	**876,779**
80. Provisions for risks and charges:	**2,537,208**	**223,675**	**2,760,883**
a) reserves for retirement and similar obligations	542,080	73,583	615,663
b) taxation reserves	1,394,215	87,251	1,481,466
c) consolidation reserve for future risks and charges	-	-	-
d) other reserves	600,913	62,841	663,754
90. Credit risk reserves	**152,279**	**17,390**	**169,669**
100. Reserve for general banking risks	**66,011**	-	**66,011**
110. Subordinated debt	**1,370,658**	**-12,624**	**1,358,034**
120. Negative consolidation differences	**29,403**	-	**29,403**
130. Negative net equity method differences	-	-	-
140. Minority interests in shareholders' equity (+/-)	**+1,835,478**	1,176,103	**+3,011,581**
150. Capital	**1,284,989**	-	**1,284,989**
160. Share premiums	**3,051,860**	-	**3,051,860**
170. Reserves:	**1,580,741**	-	**1,580,741**
a) legal reserve	178,674	-	178,674
b) reserve for own shares	301	-	301
c) statutory reserves	1,080,039	-	1,080,039
d) other reserves	321,727	-	321,727
180. Revaluation reserves	**437,377**	-	**437,377**
190. Retained earnings (losses)	**124**	-	**124**
200. Net income (loss) for the year	**1,285,983**	-	**1,285,983**
Total liabilities	**168,927,576**	**8,880,447**	**177,808,023**

Guarantees and Commitments

(CONSOLIDATED AMOUNTS IN MILLIONS OF EURO)

	AMOUNTS AT 31.12.1999	CHANGES DUE TO MODIFIED CONSOLIDATION AREA AND RECLASSIFICATIONS	AMOUNTS AT 31.12.1999 (PRO-FORMA)
10. Guarantees given	**10,945,923**	**581,630**	**11,527,553**
of which:			
- acceptances	*43,018*	*12,101*	*55,119*
- other guarantees	*10,902,905*	*569,529*	*11,472,434*
20. Commitments	**13,435,217**	**232,564**	**13,667,781**
of which:			
- for sales with obligation to re-purchase	*315*	-	*315*

Pro-forma Consolidated Profit and Loss Account 1999 in euro

Reclassification due to changes occurring in the scope of consolidation

(CONSOLIDATED AMOUNTS IN THOUSANDS OF EURO)

	1999	CHANGES DUE TO MODIFIED CONSOLIDATION SCOPE AND RECLASSIFICATIONS	1999 (PRO-FORMA)
10. Interest income and similar revenues	8,273.383	507,522	8,780,905
of which:			
- loans to customers	*5,559,560*	*320,069*	*5,879,629*
- debt securities	*1,811,585*	*113,149*	*1,924,734*
20. Interest expense and similar charges	4,394,602	248,269	4,642,871
of which:			
- due to customers	*1,554,226*	*128,068*	*1,682,294*
- securities in issue	*1,328,732*	*52,455*	*1,381,187*
30. Dividends and other revenues:	166,034	22,596	188,630
a) shares, quotas and other equity securities	13,079	7,767	20,846
b) equity investments	151,823	14,829	166,652
c) investments in Group companies	1,132	-	1,132
40. Commission income	2,964,625	99,954	3,064,579
50. Commission expense	293,596	10,606	304,202
60. Trading profits (losses)	338,615	35,041	373,656
70. Other operating income	779,431	36,181	815,612
80. Administrative expenses:	3,824,013	266,120	4,090,133
a) payroll costs	2,445,354	155,924	2,601,278
of which:			
- wages and salaries	1,723,337	108,383	1,831,720
- social security charges	506,970	28,739	535,709
- employee severance pay	108,575	6,546	115,121
- payment for retirement and similar obligations	54,908	6,247	61,155
b) other administrative expenses	1,378,659	110,196	1,488,855
90. Adjustments to the value of intangible and tangible fixed assets	360,687	30,862	391,549
100. Provisions for risks and charges	252,401	13,999	266,400
110. Other operating expenses	223,985	6,245	230,230
120. Writedowns of loans and provisions for guarantees and commitments	1,240,049	26,787	1,266,836
130. Write-backs of loans and provisions for guarantees and commitments	409,329	19,851	429,180
140. Provisions to credit risk reserves	44,755	3,454	48,209
150. Writedowns of financial fixed assets	50,709	8,255	58,964
160. Write-backs of financial fixed assets	23,252	9,191	32,443
170. Profits (losses) on equity investments valued using the equity method	687	184	871
180. Profit (loss) before extraordinary items and income tax	**2,270,559**	**115,923**	**2,386,482**
190. Extraordinary income	883,264	48,611	931,875
200. Extraordinary charges	298,358	137,464	435,822
210. Extraordinary income (loss)	**584,906**	**-88,853**	**496,053**
230. Change in reserve for general banking risks	8,777	-	8,777
240. Income tax for the year	1,207,355	24,948	1,232,303
250. Minority interests - net income (loss) for the year	353,351	2,121	355,472
260. Net income (loss) for the year	**1,285,983**	**-**	**1,285,983**

Performance of main Group companies in 2000

UBM

UniCredito Italiano maintains a presence in financial markets through its wholly-owned subsidiary, UniCredit Banca Mobiliare (UBM). Formally founded on 14 July 1999, UBM is the result of a desire not to disperse the Group's long tradition in the fixed-rate markets and of a conviction that ideas and resources are available to stand out in the investment banking arena and attract Italian talents who, from time immemorial, have successfully demonstrated their expertise in international investment banks.

UBM's strategic objective is to capture a reference position in investment banking business areas where a domestic player may enjoy its own specific competitive advantage.

UBM is part of a group model that promotes specialisation of structures designed to offer financial services (mainly asset management and investment banking) and manage customer relationships. The globalisation of markets, the spread of Internet and the decrease in transaction costs force us to re-think traditional business models to ensure the highest level of independence in production and distribution. These business areas are driven by goals, economic rationales and cultural factors that are different and can by now hardly be integrated without limiting their respective potential.

UBM ended 2000 with net income totalling € 156 million, a 49.4% return on equity (calculated on an average equity basis) and a cost to income ratio of 37.3%.
Net revenues for UBM amounted to € 444 million with an average daily market risk profile (in terms of Value at Risk) of € 4.6 million, 1.2% of which dealing profits.
Due to the dynamic growth of its activities, the bank's capital base was strengthened through the issuance of subordinated debt and hybrid capital instruments totalling € 218 million and the retention of the entire net income achieved during the year.

Credito Italiano

Credito Italiano SpA was founded on 15 October 1999 with initial authorised capital of €6,455,711, which was fully paid in by UniCredito Italiano SpA, and commenced banking operations on 1 January 2000, the effective date of the spin-off of this banking division. This spin-off was carried out by UniCredito Italiano through an increase in capital to €1,555,000,000, following approval from the Bank of Italy on 26 November 1999 which, in fact, called for commencement of operations at the start of 2000.

The division included, primarily for reasons of a technical and computer technology nature, the assets and liabilities peculiar to the Treasury department, in addition to the "Credito Italiano Bank Division"

- essentially the Italian branch network - as well as the accounts with Italian and foreign correspondent banks that, according to the business plan, were to stay with UniCredito Italiano. Moreover, the spin-off included a portion of securities and derivative products pertaining to UniCredit Banca Mobiliare (the Group's investment bank which also commenced operations on 1 January) the assets of which were, for the most part, transferred to UBM during the first days of the year. On the other hand, the assets and liabilities peculiar to the Treasury and a large portion of the accounts with correspondent banks were transferred to UniCredito Italiano at the beginning of October.

The organisational structure

At the time of the spin-off, Credito Italiano was the first bank in Italy to establish a divisional organisational structure which involved a major restructuring of its branch network into three channels (Retail, Corporate and Private Banking) based on the potential of these different markets.

This organisation by division, which was the final step in a process started with the reorganisation of operations by customer segment, was a decision that made the customer the centre of attention, making specifically dedicated structures available to him, focused on his needs and managed to optimise the benefits of the Bank's experience and professionalism. This was clearly a demanding but necessary decision, since it was brought about by a market in flux characterised by changes in customer behaviour and increased competitive pressure from historical competitors, which was accelerated by the advent of the new economy.

Meeting the challenges of the market by being one step ahead of the competition also allowed the Bank to take full advantage of market opportunities, thus enabling it to develop a position of excellence within the banking industry.
The success confirms the Bank's capacity to implement organisational changes in a short time by defining them with a critical and constructive spirit.

Results

Having briefly summarised operations from the corporate and organisational standpoint and having stated that the year now ended covers the period from 15 October 1999 to 31 December 2000 by emphasising that the banking activity only started on 1 January 2000, it should be noted that comparisons are limited to balance sheet data (year-end results compared with the post-transfer figures at 1 January 2000).
Obviously, the figures take into account the effects of the previously mentioned procedures that brought about the spin-off transaction and subsequent re-transfer of Balance Sheet items to the Parent Company and UBM.
On the other hand, with regard to the Profit and Loss Account, similar analyses are not possible due to the lack of consistent accounting figures available for the same period a year ago; therefore comparisons, when made, are for operating figures.

Profit and loss figures (BILLIONS OF LIT.)	
Total revenues	4,554
of which: - net interest	*2,214*
- net commissions	*1,913*
Operating expenses	2,123
Operating income	2,432
Profit before extraordinary items and income tax	1,892
Net income	**1,046**
Balance sheet figures (BILLIONS OF LIT.)	
Total assets	100,462
Loans to customers	55,031
of which: non-performing loans	*1,091*
Due to customers and securities in issue	46,779
Indirect deposits from customers	149,297
of which: - in administration	*98,548*
- under management	*50,749*
Assets in administration	188,718
Subordinated debt	3,001
Shareholders' equity	4,047
Staff and Branches	
Number of employees	10,538
Number of branches	785
Profitability ratios	
Net income for the year/Shareholders' equity (ROE) [1]	34.9%
Operating income/Total assets	2.42%
Cost/income ratio	46.6%
Risk ratios	
Net non-performing loans/Loans to customers	1.98%
Net doubtful loans/Loans to customers	3.28%
Capital ratios [2]	
Tier 1 capital for regulatory purposes/Weighted assets	4.37%
Total capital for regulatory purposes/Weighted assets	8.13%
Per employee figures (MILLIONS OF LIT.)	
Total revenues/Number of employees	432
Total assets/Number of employees	9,533

1. Annualised net income. Shareholders' equity at year-end (excluding net income for the year).
2. Including market risks.

Loans and deposits

As noted, the comparison, which was done only for the Balance Sheet, between figures at 31 December and figures as of the transfer date shows the following:

- with regard to loans, the total amount disbursed to customers, which was 55,030.5 billion in December 2000, declined by 14.4% from the post-transfer figure, due largely to lower use made of repo transactions. Loans in euro currencies and other currencies to ordinary domestic customers, net of non-performing loans and repos, reported an 8.1% increase but, compared with the banking industry as a whole, declined from 3.60% for the post-transfer figure to 3.43% at the end of 2000.

The ratio of gross non-performing loans to loans, which continued to improve, was 3.63% against 4.39% at the beginning of the year and compared with 6.09% for the industry.

- total amounts due to customers and securities in issue, which on the transfer date amounted to 45,763.5 billion, rose by a total 2.2% to 46,779.0 billion. On the other hand, direct deposits continued to fall also as a result of a decline in repo transactions, while deposits for bonds which were mostly underwritten by the Parent Company, increased. The market share of euro deposits only and other currencies to ordinary domestic customers, calculated on an industry basis, fell from 4.08% for the post-transfer figure to 3.73% at the end of 2000.

Indirect deposits, shown at market values, which are closer to reality than nominal values, increased by 8.9%; excluding assets under management the figure rises to 10.7%. In absolute values, indirect deposits rose by 12,142 billion. Assets under management, net of bonds underwritten by the Parent Company, increased by 5,800 billion, up by 3.2%.

Profit and Loss Account

A summary review of results of operations makes it possible, first of all, to point out the size of total revenues which were 4,554.1 billion.

A contribution to this result came both from non-commission income and the performance of revenue from services and other sources: net interest income was 2,216.8 billion and revenues from services (including 96.4 billion in dealing profits) were 2,337.3 billion.

A significant contribution to total revenues came from net commissions which totalled 1,912.8 billion. Net commissions accounted for 42.0% of total revenues. Overall, income from services contributed 51.3% to total revenues.

Administrative expenses amounted to 2,061.6 billion, of which 1,241.4 billion for payroll costs and 820.2 billion for other administrative expenses (including 150.4 billion of indirect taxes, which were almost entirely recovered by customers).

During the year under review, the number of employees fell by 24 and totalled 10,538 at year-end: there were 391 terminations and 367 new hires, almost all of whom in the commercial and specialised network.
Other expenses were subject to specific monitoring aimed at containing costs.

The profit and loss results for the period were positive, showing an excellent performance both in operating income and net income, which reached 2,431.6 billion and 1,046.2 billion, respectively. The Bank's return on equity (the ratio of net income to average shareholders' equity) was 34.9%.

Net extraordinary earnings totalling 9.1 billion also contributed to income. Hedging of both financial and loan risks had a negative effect – 539.5 billion – on earnings before tax. Taxes amounted to 855.0 billion, a tax rate for the year of around 47%, which fell to 45% when taking into account the positive effect of deferred tax assets.

With regard to the Profit and Loss Account, as noted earlier, the only comparison possible with the previous year is limited to operating income for the year from the Business Areas (whose areas of operation remained the same with the transfer), which posted significant increases confirming the Bank's earning capacity: revenues were 4,147 billion, up by 16.3% on the previous year (Retail 2,970 billion, Corporate 915 billion, Private Banking 262 billion). For the branch network as a whole, the volume of deposits fell by 6.5% to 32,050 billion as a result of the diversion to assets under management, while the volume of loans was up by 13.7% to 38,226 billion.

Rolo Banca 1473

For Rolo Banca 1473 the year 2000 ended with results of unquestionable significance, which once again confirmed the validity of the plan that lay behind the origins of the bank and are reflected in the main aggregates and indicators shown in the 2000 Accounts.

Balance Sheet performance
Assets in administration (comprising direct and indirect deposits) totalled approximately 160,800 billion, with a year-on-year increase of 5.3% (152,700 billion at the end of 1999). In this area there was a 6.3% rise in direct deposits from customers, from 57,000 billion at 31 December 1999 to over 60,600 billion in 2000, and a 4.7% increase in indirect deposits (62% of assets in administration) from 95,700 billion in 1999 to nearly 100,200 billion at 31 December 2000.

In this area, a strong commercial stimulus characterised the performance of asset management (administration and custody of transferable securities received from customers), the amount of which increased by over 6,300 billion (up by 11.1% year-on-year) to 63,500 billion during 2000.

Assets under management (directly by the Bank) totalled over 38,400 billion (including also the volumes achieved in 1999 and in 2000 in the bancassurance area) against 39,400 billion at the end of 1999. During the year, intensive steps were taken to analyse, extend and re-define the range of fund products offered by the Bank in order to improve and enhance their competitiveness and acceptance by the public, in spite of an external environment that did not favour the sector's growth domestically (also because of less than bright financial markets performance).

Loans to customers reached 56,000 billion at the end of 2000, nearly 8,000 billion more (up by 16.5%) than the amounts at 31December 1999. In this area however, non-performing loans fell by 16% year-on-year from 344 billion at 31/12/99 to the current 289 billion. Their effect on loans (at book value) decreased further from 0.72% in the previous year to the current 0.52%, reaching the lowest level reported since the establishment of Rolo Banca 1473.

Profit and Loss Account

In terms of profits and losses, 2000 showed particularly significant results for the corporate accounts, with a substantial growth in profit margins that are almost entirely attributable to the ordinary income components. Total revenues exceeded 3,380 billion, up by nearly 14% year-on-year; in this area the growth in both financial margins (up by 21% on 1999) supported by a widening of the spread that characterised the markets during 2000, and net commissions (up by 12.3% year-on-year) should be noted. Operating income reached 1,970 billion, a 22.5% growth on the same figure for 1999 (1,608 billion) after incurring 1,309 billion in operating expenses (1,270 billion in 1999); in this area, constant costs (excluding those attributable to personnel, and indirect taxes and dues) fell by nearly 1% year-on-year (from 344 billion to 341 billion at the end of 2000).

Profit before extraordinary items and income tax was 1,621 billion (up by 16% year-on-year) after "incurring" prudent provisions of approximately 95 billion (25 billion in 1999). These provisions, which were made in full compliance with the criteria laid down by the UniCredito Italiano Group, related for the most part (83 billion) to issues connected with the tax benefits prescribed by Legislative Decree 153/99 (so-called "Ciampi Law") that are now being questioned by the European Community. Regardless of the operational aspects, these provisions are intended to reinforce the prudent approach adopted.

ROLO BANCA 1473	31.12.2000	31.12.1999	change
Profit and loss figures (BILLIONS OF LIT.)			
Total revenues	3,381	2,977	13.6%
of which: net interest	*1,776*	*1,469*	*20.9%*
of which: net commissions	*1,126*	*1,003*	*12.3%*
Operating expenses	1,309	1,270	3.1%
Operating income	1,970	1,608	22.5%
Profit before extraordinary items and income tax	1,621	1,399	15.9%
Net income	**950**	**1,006**	**(5.6%)**
Balance sheet figures (BILLIONS OF LIT.)			
Total assets	81,461	78,999	3.1%
Loans to customers	55,927	48,003	16.5%
of which: non-performing loans	*289*	*344*	*(16.0%)*
Due to customers and securities in issue	60,618	57,043	6.3%
Indirect deposits from customers	100,153	95,674	4.7%
of which: in administration	*63,510*	*57,165*	*11.1%*
of which: under management (excl. Pioneer S.G.R.p.A.)	*38,445*	*39,400*	*(2.4%)*
Assets in administration	160,771	152,717	5.3%
Subordinated debt	25	25	
Shareholders' equity	5,743	5,245	9.5%
Staff and Branches			
Number of employees	7,494	7,498	(4)
Number of branches	761	735	26
Profitability ratios			
Net income for the year/Shareholders' equity (ROE) [1]	20.7%	23.7%	(3.1%)
Operating income/Total assets	2.42%	2.04%	0.38%
Cost/income ratio	38.7%	42.7%	(3.9%)
Risk ratios			
Net non-performing loans/Loans to customers	0.52%	0.72%	(0.20%)
Net doubtful loans/Loans to customers	1.02%	1.50%	(0.47%)
Capital ratios			
Tier 1 capital for regulatory purposes/Weighted assets [2]	7.9%	8.2%	(0.3%)
Total capital for regulatory purposes/Weighted assets [2]	8.8%	9.3%	(0.5%)
Per employee figures (MILLIONS OF LIT.)			
Total revenues/Number of employees	451	397	54
Total assets/Number of employees	10,870	10,536	334

1. Shareholders' equity at year-end, excluding net income for the year, adjusted by extraordinary transactions, if any, occurring in the year.
2. Including market risks.

As a result of the aforementioned effects, the year 2000 ended with net income of Lit. 950 billion, almost entirely attributable to profit before extraordinary items and income tax which compared with the similar figure of 1,006 billion in 1999. In this area there was an extraordinary component – totalling 170 billion – of which 130 billion related to net extraordinary profits and 39 billion to the 1999 share of the above-mentioned tax benefits prescribed by Legislative Decree 153/99 and an ordinary component of approximately 836 billion. A consistent and meaningful comparison between the two figures shows a year-on-year increase of net profit before extraordinary items and income tax in 2000 of approximately 13.5% compared with 1999.

Ratios and operating structure

With regard to the main ratios, which are all in line with the goals set for the year 2000 in the 1999-2001 three-year plan, a significant contribution to corporate profitability came from our personnel. With reference to profitability and efficiency, there was a strong increase (approximately 14%) in total revenues per employee (451 million per capita against 397 million in 1999) and total assets per employee, close to 10.9 billion per capita in 2000 against 10.5 billion in 1999 (up by 3.2%).

Added value per employee (gross operating income + payroll costs to the average number of employees) reached 390 million per capita (334 million at the end of 1999), while the cost to income ratio (the ratio of administrative expenses to total revenues) fell to 38.7% from 42.7% in 1999.

Return on assets increased by nearly 19%, with an operating income to total assets ratio of 2.42% (2.04% at the end of 1999).

The overall capital ratio at 31.12.2000 was 8.8% (9.3% at the end of 1999), within which Tier 1 was 7.9% against 8.2% at 31.12.99.

The branch network employs 7,494 people (4 fewer than in 1999) and comprises 761 outlets, including 11 private banking units and the Luxembourg branch.

Cariverona Banca

Income performance

Cariverona ended fiscal year 2000 with net income of 624.3 billion, up by more than 32% on the previous year. Income exceeded 89%, net of the extraordinary dividend distributed in 1999 by our subsidiary, Mediovenezie. The Bank's high profitability led to a ROE of 20.83%, a considerable improvement on the already significant 16.68% in 1999.

An in-depth analysis reveals that this performance was due to the bank's commercial orientation and the effectiveness achieved by the Group's integration plan. The strong development capitalized on the opportunity to offer customers a management style re-defined by market segment, and on the availability of commercial solutions with a high service component, by furthering expansion in the volume of business transacted and increasing commission income, particularly from mutual funds, bancassurance, collection and payment systems and foreign operation segments.

Economic trends linked to market rate performance in the euro zone had a positive effect on net interest income dynamics. Although there was a recovery in non-commission income, the contribution to total revenues from services (45.3%) remained at levels close to the previous year's (46%), net of the extraordinary dividend paid by Mediovenezie, and improved in terms of mere comparison of accounting data (40.4%). Service income exceeded administrative expenses in absolute values (the degree of coverage was 88% a year ago).

A good indicator of the bank's economic efficiency is the so-called cost to income ratio which represents the bank's ability to match decisions in the area of composition and dynamics of operating costs with revenue performance. At Cariverona this ratio fell to 42.17%, well below the 50.10% recorded in December 1999 (57%, net of the dividend paid by Mediovenezie).

On the other hand, operating expenses were essentially in line with figures for 1999 (down by 0.11%), as proof that the policy of containing payroll costs and rationalising resources as well as results from Group synergies that have led to efficient management of overhead expenses, despite a considerable increase in activities and number of branches, are effective. Total administrative expenses absorbed slightly more than 39% of total revenues against 46% the year before (52%, net of the dividend paid by Mediovenezie). The labour cost effect on total revenues fell to 25% against 30% in 1999 (34%, net of the dividend paid by Mediovenezie).

CARIVERONA BANCA	31.12.2000	31.12.1999	change
Profit and loss figures (BILLIONS OF LIT.)			
Total revenues	2.200	1,854	18.7%
of which: - net interest	*1,138*	*800*	*42.2%*
- net commissions	*758*	*561*	*35.1%*
Operating expenses	928	929	-0.1%
Operating income	1,272	925	37.5%
Profit before extraordinary items and income tax	1,027	798	28.6%
Net income	**624**	**472**	**32.3%**
Balance sheet figures (BILLIONS OF LIT.)			
Total assets	35,645	31,870	11.8%
Loans to customers	27,005	18,559	45.5%
of which: non-performing loans	*258*	*277*	*-7.0%*
Due to customers and securities in issue	26,853	22,674	18.4%
Indirect deposits from customers	30,784	30,250	1.8%
of which: - in administration	*9,687*	*9,654*	*0.3%*
- under management	*21,097*	*20,596*	*2.4%*
Assets in administration	57,637	52,924	8.9%
Subordinated debt	-	-	-
Shareholders' equity	3,638	3,295	10.4%
Staff and Branches			
Number of employees (at 31.12)	5,083	4,910	173
Number of branches (at 31.12)	501	478	23
Profitability ratios			
Net income for the year/Shareholders' equity (ROE) [1]	20,82%	16.72%	4.11%
Operating income/Total assets	3.57%	2.90%	0.67%
Cost/income ratio	42.2%	50.1%	-7.9%
Risk ratios			
Net non-performing loans/Loans to customers	0.95%	1.49%	-0.54%
Net doubtful loans/Loans to customers	2.31%	3.05%	-0.73%
Capital ratios			
Tier 1 capital for regulatory purposes/Weighted assets [2]	10.83%	13.19%	-2.36
Total capital for regulatory purposes/Weighted assets [2]	10.95%	13.21%	-2.26
Per employee figures (MILLIONS OF LIT.)			
Total revenues/Number of employees	433	378	55
Total assets/Number of employees	7,013	6,491	522

1. Shareholders' equity at year-end, excluding net income for the year, adjusted by extraordinary transactions, if any, occurring in the year.
2. Including market risks.

Balance Sheet performance

From the balance sheet standpoint the volume of business transacted with customers rose significantly. Business volume per employee, taking into account deposits and loans, reached 17.7 billion against 14.8 billion a year ago. Deposits rose to 57,637 billion, a 4,713 billion increase (up by 8.9% on the previous year). More particularly, Cariverona's direct deposits at December 2000 according to balance sheet figures (due to customers and securities in issue) totalled 26,853.0 billion, up by 18.43% year-on-year. Net of funding from Mediovenezie's former performing division (about 2,800 billion at year-end), direct deposits including repo transactions posted an increase of approximately 6% which, in any event, is higher than the increase reported by the domestic banking system as a whole.

Indirect deposits at year-end amounted to 30,783.7 billion, up by 1,77% on the 1999 figure. The percentage becomes 3.55% when the 1999 figure is reduced by Mediovenezie's customer portfolio securities, which during 2000 were allocated to direct deposits following the split of our subsidiary's performing division.

Loans totalled 27,005 billion, up by 46% year-on-year. The growth in loans to households and companies is considerable and well above the banking system's averages, even net of the loan volume aggregate arsing from Mediovenezie's former performing division.

The growth in loans was accompanied by the usual care applied to lending activities: the ratio of non-performing loans to loans fell below 1%, net of writedowns; the entire amount of nominal doubtful loans accounted for 3.59% of the total portfolio.

In the commercial area customers seem to greatly appreciate products with a higher service component: the Max Account aimed at the individuals segment was close to 224,000 units, while Imprendo – an account with additional services designed within the Group for small companies – was endorsed by approximately 19,000 customers between May and December. In the area of assets under management, the customer portfolio reorganisation towards products with an equity component expanded and the retirement-oriented bancassurance segment grew to 1,876 billion (up by 45%).

Operating structure

From the organisational standpoint, service specialisation and customer approach are taking on ever higher strategic value. The operating network rose to 501 branches. The new functional structure of the sales network, that was planned during the year, will lead to the establishment of specific distribution channels dedicated to retail (individuals and small-sized companies) and corporate (medium-sized companies) customers. These channels will supplement the private banking units, and especially the traditional branches that will continue to add value to the relationship with the marketplace and households.

The electronic banking channel also continued to grow. The Caribanking service targeted at the business segment exceeded 19,000 users (up by 25%), with a more than proportional increase in the number of transactions (up by 31%) and transacted amounts (up by 45%). Even more outstanding was the growth in the home banking service targeted at the individuals segment, which saw the number of users triple thanks to the gradual success of on-line trading.

A fundamental contribution to the achievement of our corporate goals came from our personnel whose number increased to 5,083. The year showed a considerable growth in the productivity and per capita profitability indices. Total assets per employee rose to 7.4 billion, while the average contribution per employee to gross operating income was 266 million against 192 million in 1999.

Banca CRT

Net income

The 2000 annual accounts showed very positive and higher than initially expected results.
Net income was 456.8 billion, up by 43.5 billion on 1999 (up by 10.5%). ROE, which measures shareholders' equity profitability, rose to 20.1% from 19.3% in the previous year.
Net of the 44 billion non-deductible extraordinary provision, which was set aside in view of the European Union's decision on tax benefits connected with the so-called Ciampi Law, the figure would be 500.8 billion and ROE 22%.

Operating income

Total revenues reached 1,961.8 billion, up on 1999, despite extraordinary dividends totalling 320.8 billion connected with the ICCRI transaction which were recorded during the year. Net of this amount, total revenues increased by 22% driven both by net interest and commissions.

Net interest amounted to 938.4 billion, up by 211.8 billion (equal to 29.1%) on the 1999 figure, while revenues from services totalled 952.6 billion, an increase of approximately 139 billion (up by 17.1%). In this area net commissions totalled 744 billion and grew by over 122 billion (up by 19.7%). Commissions from assets under management contributed to the steady performance reaching 473.2 billion, an increase of 78.1 billion on 1999 (up by 20%). Commissions from assets in administration were 76.6 billion, double the previous year's figure, thanks to the strong increase in placement of securities and brokerage activities. Dealing profits also grew to 36.1 billion (up by 22.2 billion), thanks to revenues from security dealing and commercial activity in derivative contracts, while other net operating income – close to 173 billion – showed a slight contraction (down by 3.1%) compared with the previous year.

Turning to costs, it should be noted that administrative expenses amounted to 874 billion, down compared with 1999, despite costs still incurred for the computer system migration.
Payroll costs were 562.1 billion, down by 1.5% on 1999. At 31 December 1999 the Bank's total personnel was 4,498, 136 of whom with fixed-term contracts and 154 with Training and Labour contracts.

During the year, in accordance with economic objectives and development plans, there were 384 new hires, 186 of whom with a fixed-term contract.

Total "miscellaneous costs and expenses" amounted to 237.6 billion and declined by over 25 billion (down by 9.5%) compared with the corresponding 1999 figure. The component of "ordinary" operating expenses, which excludes charges connected with the computer system integration (both in 2000 and in 1999) and software development investments subcontracted to USI (fully recorded in 1999), was 215.3 billion and declined by about 4.5% on the previous year, thanks to the Bank's careful policy of containing operating expenses. "Taxes" declined, compared with the previous year, reaching 74.2 billion.

Gross operating income, after adjustments to the value of tangible and intangible fixed assets, reached 1,023.6 billion, a 65% increase (up by 403.4 billion) taking into account the year 1999 net of the ICCRI transaction effects.

Deposits and loans

Customer deposits including repo transactions totalled Lit. 26,600 billion (€13,769 billion – a 6.2% increase year-on-year), while net loans reached Lit. 18,619 billion (€ 9,616 million), a 14.8% increase on December 1999.

At 31 December 2000 the ratio of net loans to customers deposits rose by about 70% against 65% in the previous twelve months.
Total indirect deposits (from customers and institutional investors), valued at market prices, were 79,945 billion (€41,288 million), up by 1.7% on December 1999.

In the loan area, the most dynamic segment was represented by medium- and long-term loans, which was driven by the increase in mortgages (up by 74.3% over the twelve months) and financing (up by 29.4%).
The effect of non-performing loans on total loans improved further, declining from 1.90% at the end of 1999 to the current 1.81% despite the increase in non-performing loans which, before loss forecasts, amounted to 343 billion. Net of the loss forecasts, non-performing loans amounted to 186 billion, with an effect on loans that was in line with the previous year (about 1%).

BANCA CRT	31.12.2000	31.12.1999	change
Profit and loss figures (BILLIONS OF LIT.)			
Total revenues	1,962	1,925	1.9%
of which: - net interest	*938*	*727*	*29.1%*
- net commissions	*744*	*622*	*19.7%*
Operating expenses	874	911	(4.1%)
Operating income	1,024	933	9.7%
Profit before extraordinary items and income tax	806	680	18.4%
Net income	**457**	**413**	**10.5%**
Balance sheet figures (BILLIONS OF LIT.)			
Total assets	35,427	34,196	3.6%
Loans to customers	18,619	16,221	14.8%
of which: non-performing loans	*186*	*159*	*16.8%*
Due to customers and securities in issue	26,660	25,099	6.2%
Indirect deposits under management	21,343	22,375	(4.6%)
Assets in administration	48,003	47,474	1.1%
Subordinated debt	350	350	-
Shareholders' equity	2,274	2,142	6.2%
Staff and Branches			
Number of employees	4,948	4,951	(3)
Number of branches	462	450	12
Profitability ratios			
Net income for the year/Shareholders' equity (ROE) [1]	20.1%	19.3%	0.8%
Operating income/Total assets	2.9%	2.7%	0.16%
Cost/income ratio	44.6%	47.3%	(2.8%)
Risk ratios			
Net non-performing loans/Loans to customers	1.00%	0.98%	0.02%
Net doubtful loans/Loans to customers	2.94%	2.99%	(0.05%)
Capital ratios			
Tier 1 capital for regulatory purposes/Weighted assets [2]	10.10	10.61	(0.51)
Total capital for regulatory purposes/Weighted assets [2]	10.46	10.78	(0.32)
Per employee figures (MILLIONS OF LIT.)			
Total revenues/Number of employees	396	389	8
Total assets/Number of employees	7,160	6,907	253

1. Shareholders' equity at year-end, excluding net income for the year, adjusted by extraordinary transactions, if any, occurring in the year.
2. Including market risks.

Equity investments and shareholders' equity

At year-end the Bank's equity investment portfolio, net of writedowns, amounted to 850 billion (compared with 936 in 1999), 84.4% of which was invested in controlling and other stakes. The most representative sectors of activity related to companies operating in the ordinary loan area (56.4%) and holding companies (30.2%).

The main transactions, among them the full divestment of Con.Ri.T SpA and the entry into the capital of UniCreditSim SpA (42.41%) and Immocri Spa (39.93%), were connected with the reorganisation of some business areas at Group level or consequent on previously assumed commitments.
The sale of nominal or minority stakes in Sofipa (8%), Findatasystem (30%), Risparmio Assicurazioni (23.07%) and Cassa Compensazione e Garanzia (4.54%), which were considered no longer strategic, continued.

At year-end capital for regulatory purposes was 2,479.6 billion. The capital ratio for credit risks, calculated as the ratio of capital for regulatory purposes to credit-risk-weighted assets, was 10.61%.
The Bank's total capital for regulatory purposes ratio, which takes into account both credit and market risks, was 10.46%. The ratio of Tier 1 capital only to weighted risk assets (credit and market risk) was 10.1%.

The branch network

At the end of 2000 Banca CRT's network comprised 453 branches, in addition to 9 private banking units following 8 new openings during the year: 3 in Piedmont, 3 in Liguria and 2 in Rome which brings CRT's network in the capital city to 16 branches. At year-end the bank's network national distribution confirms the central role played by the north-western areas, especially the Piedmont region where 77.7% of branches is concentrated.

Cassamarca

The 2000 accounts closed with net income of Lit. 100.2 billion. Return on equity reached 25.8%. The year 1999 had posted net income of Lit. 57.1 billion, thus bringing the increase to 75%. These positive results were achieved thanks to an increase in customers and volume of business transacted as well as to new product and innovative service offerings.

Profit and loss results

Net interest income rose from 228 to 232.6 billion. Net of dividends (16.5 billion in the year), the same aggregate reached 216.1 billion against 184.8 in 1999, a 17% increase due especially to the income-producing loans to customers.

The reclassification by segment of net interest income showed the following:

- an increase in income from customers of 56%, to 187.1 billion. 20% of the change was due to the increase in the spread and the rest to higher loan volumes;
- a 10 billion decrease in accrued income on the investment and trading securities portfolio, resulting from the combination of a reduction in net average portfolio volumes by 280 billion (from 1,163 billion to 883 billion) which was offset by higher revenues arising from a better return on the portfolio itself;
- net interest from banks from a positive 1.1 billion to a negative 17.3 billion. The Bank thus raised funds on the interbank market as a result of the strong expansion in loans which was not accompanied by an equivalent increase in direct deposits, as was the case at industry level.

Revenues from services increased from 135.4 billion to 178.3 billion, a positive change of 43 billion equal to 31.7%. The most significant contribution to this increase continued to come from commission income, which was up by 30.7 billion thanks to the placement of mutual funds, trade executions and bancassurance.

Net commissions from services reached 138.6 billion, which affected total revenues by 34% and service revenues by 78%. The ratio of net commissions to payroll costs was 109%, an indication that for the first time this year commission income fully covered payroll charges.
Hence, total revenues reached Lit. 410.9 billion.

Administrative expenses amounted to 204.7 billion. Payroll costs represented 62% of total costs and increased by 1.5% due to higher charges arising from the implementation of a new labour contract and a slight increase in the average number of employees compared with 1999.
A reduction in operating expenses against an expansion in business volume, and consequently revenues, brought the cost to income ratio to 53% (60% in 1999).

CASSAMARCA	31.12.2000	31.12.1999	change
Profit and loss figures (BILLIONS OF LIT.)			
Total revenues	411	363	13.1%
of which: - net interest	*216*	*185*	*16.9%*
- net commissions	*139*	*108*	*28.5%*
Operating expenses	218	217	0.4%
Operating income	193	146	32.0%
Profit before extraordinary items and income tax	152	123	22.8%
Net income	**100**	**57**	**75.6%**
Balance sheet figures (BILLIONS OF LIT.)			
Total assets	7,108	6,498	9.4%
Loans to customers	5,085	4,478	13.6%
of which: non-performing loans	*44*	*49*	*(10.2%)*
Due to customers and securities in issue	4,835	4,811	0.5%
Indirect deposits from customers	6,982	6,819	2.4%
of which: - in administration	*3,319*	*3,168*	*4.8%*
- under management	*3,663*	*3,651*	*0.3%*
Assets in administration	11,817	11,630	1.6%
Subordinated debt			
Shareholders' equity	489	422	15.8%
Staff and Branches			
Number of employees	1,137	1,123	14
Number of branches	119	112	7
Profitability ratios			
Net income for the year/Shareholders' equity (ROE) [1]	25.78%	18.00%	7.8%
Operating income/Total assets	2.71%	2.25%	0.46%
Cost/income ratio	53.1%	59.8%	(6.7%)
Risk ratios			
Net non-performing loans/Loans to customers	0.87%	1.10%	(0.23%)
Net doubtful loans/Loans to customers	2.20%	2.53%	(0.33%)
Capital ratios			
Tier 1 capital for regulatory purposes/Weighted assets [2]	8.00%	9.00%	(1.0%)
Total capital for regulatory purposes/Weighted assets [2]	8.10%	9.10%	(1.0%)
Per employee figures (MILLIONS OF LIT.)			
Total revenues/Number of employees	361	324	38
Total assets/Number of employees	6,251	5,786	465

1. Shareholders' equity at year-end, excluding net income for the year, adjusted by extraordinary transactions, if any, occurring in the year.
2. Including market risks.

Loans and deposits

Loans to customers reached Lit. 5,085 billion, a 13% increase on 1999.

This positive change was also the result of the acquisition implemented at year-end of a loan portfolio totalling about Lit. 225 billion which included mortgages issued by Mediovenezie to individuals living or companies with registered offices in the province of Treviso.

The results were partially attributable to factors of a macroeconomic nature such as development of the local economy and a good industrial and commercial recovery, however the growth strategies followed by the bank and the ability of the entire commercial network to implement the bank's operating guidelines in order to achieve the established objects were also decisive.

The most significant change was in the area of medium- to long-term loans in the form of mortgages and other financing that rose by 46.8% overall. The increase is due for the most part to transactions with individuals and medium- to small-sized companies that make up Cassamarca's traditional clientele.

Credit quality was high thanks also to a continued and intense review conducted by the bank of its counterparties' solvency. The ratio of net non-performing loans to total of net loans fell from 1.1% in 1999 to the current 0.87%, compared with 3.3% for the industry as of last September. On the other hand, the ratio of gross non-performing loans to gross loans fell from 1.6% to 1.5% (7% for the industry as of November 2000).

Direct deposits totalled 4,835 billion, while indirect deposits reached 6,982 billion.

In the area of direct deposits, bonds exhibited the liveliest trend increasing by 16.6% due especially to the new structured issues. With regard to indirect deposits, the trend towards forms of investment represented by insurance policies was especially positive. At December 2000, subscribed policies amounted to Lit. 378 billion, an 82% increase on the previous year.

The organisational structure

As at 31 December 2000 the bank had 1,137 employees. During the year the reallocation of resources from head office to the network continued. Staff employed at the network went from 73% to 75% of total staff.

At year-end bank branches totalled 119. During the year the commercial network was strengthened through a policy aimed at developing the private banking business as positions were created at the main branches dedicated to such business.

Caritro

The year under review continued the momentum seen in previous years. Statutory net income jumped further to 55.6 billion (up by 23.4%) and total results reached 5,286 billion (similar to the figure at end 1999 when reduced by the extraordinary 565 billion connected with the holding company's IPO and 232 billion (now 87 billion) in bonds issued by the former Credito Fondiario Trento S.p.A. held by banking counterparties). Against a highly complex and volatile industry background, the year 2000 was characterised mainly by organisational developments connected with both the transfer to the Group computer system (which was successfully achieved on 8 May 2000 through the big bang technology) and a desire to improve communication with the individual market players. Indeed, the "commercial bank's" contribution (Caritro's core business) to total revenues continued to grow, reaching 78% (against 70% in 1999), thanks to revenues from the service component that improved by nearly 25% (year-on-year).

Income performance

Below is a summary of income performance:

- ROE (on average shareholders' equity less net income) reached the 9.61% target (against 8.21% in 1999) and would have exceeded 10.6% net of charges due to the computer system migration (over 11 billion in direct and indirect charges). This happened after prudently raising the rate of coverage for performing loans to 0.61% (0.50% in 1999) and incurring a tax charge of 45.1 billion (gross income rose by 38.9% to 100.8 billion).
- Total revenues were 291.3 billion (up by 6.6%) as a result of carefully considering the effect of higher interest rates on net interest income (173.2 billion, up by 7.8%; the change was a 20% increase apart from dividends) and the trend in service revenues (118.1 billion, up by 5%). The latter represented the most dynamic component of net commissions, over 96 billion (up by 10.22%) owing to the contribution from the Clesio package accounts (now with over 43,000 members).
- Operating charges and expenses were down by 1.28% (to 184.7 billion) despite an increase due to a change in procedures mentioned earlier.

The cost to income ratio (including amortisation and depreciation) fell to 63.4% (from 68.5% as of December 1999) and below 60%, still net of the "migration."

CARITRO - Cassa di Risparmio di Trento e Rovereto S.p.A.	31.12.2000	31.12.1999	change
Profit and loss figures (BILLIONS OF LIT.)			
Total revenues	291	273	6.6%
of which: net interest	*170*	*142*	*19.8%*
of which: net commissions	*96*	*87*	*10.2%*
Operating expenses	185	187	-1.3%
Operating income	107	86	23.9%
Profit before extraordinary items and income tax	95	66	44.9%
Net income	**56**	**45**	**23.4%**
Balance sheet figures (BILLIONS OF LIT.)			
Total assets [1]	5,286	5,976	-11.5%
Loans to customers	3,691	3,438	7.4%
of which: non-performing loans	*22*	*27*	*-17.1%*
Due to customers and securities in issue	3,367	3,954	-14.9%
Indirect deposits from customers	4,699	4,584	2.5%
of which: in administration [2]	*1,920*	*1,755*	*9.4%*
of which: under management	*2,780*	*2,829*	*-1.8%*
Assets in administration	8,066	8,539	-5.5%
Subordinated debt	22	22	-
Shareholders' equity	639	620	3.1%
Staff and Branches			
Number of employees	911	927	-16
Number of branches	80	79	1
Profitability ratios			
Net income for the year/Shareholders' equity (ROE) [3]	9.54%	7.85%	1.7%
Operating income/Total assets	2.02%	1.,44%	0.58%
Cost/income ratio	63.4%	68.5%	-5.1%
Risk ratios			
Net non-performing loans/Loans to customers	0.61%	0.79%	-0.18%
Net doubtful loans/Loans to customers	3.06%	3.58%	-0.52%
Capital ratios			
Tier 1 capital for regulatory purposes/Weighted assets [4]	13.00%	12.95%	0.1%
Total capital for regulatory purposes/Weighted assets [4]	15.24%	15.49%	-0.3%
Per employee figures (MILLIONS OF LIT.)			
Total revenues/Number of employees	320	295	25
Total assets/Number of employees	5,803	6,446	-643

1. Taking into account the extraordinary amounts of 565 billion relating to the IPO made by the Group Parent Company at the end of 1999 together with 232 billion (87 billion at the end of 2000) former Credito Fondiario Trento S.p.A. Bonds held by banks, these amounts are almost equal.
2. Foreign financial instruments are carried at nominal value.
3. Shareholders' equity as at the end of the year, excluding net income for the year, adjusted to take account of extraordinary items, if any, arising during the year.
4. Includes market risk.

Loans and deposits

Below are details of business volume transacted with customers:

- Loans and advances to customers reached 3,691 billion (up by 7.35%) and comprised a relatively good performance by short-term loans. This was due to our policy of giving priority to "commercial" loans by gradually reducing those of a typically "financial" nature. At close to 17%, average performance was significant (after deducting former Credito Fondiario Trento mortgages, which are gradually running off).
- Credit quality was always carefully monitored: the ratio of non-performing and watchlist loans to total loans to customers fell to 3.99% from 4.19% in the previous year (against local ratios of over 5% and national ratios of close to 8%);
- Direct deposits from customers reached the 3,389 billion level and remained almost unchanged between 1999 and 2000 considering the "exceptional" nature of the year-end 1999 level.
- Indirect funding at market values was approximately 4,700 billion (up by 2.50%). In this area, there were considerable increases in mutual fund amounts (up by 57%) and life premium payments from bancassurance (over 300 billion at 31 December 2000).

Operating structure

The number of employees was 875 at year-end (down by 19 from the end of 1999) with a considerable increase in productivity: total revenues per employee rose from 316 to 345 million (up by 9.4%). The commercial network had 80 employees taking into account, on the one hand, the three bank closures in the province of Verona implemented in accordance with the antitrust provision no. 28 of 27/11/99 and including, on the other hand, the three private banking units as well as the re-opening in June, after 45 years, of the Egna branch, the first in South Tyrol.

Locat

Locat was once again the leader in the Italian leasing market, increasing its share from 12.5% in 1999 to 13.1% in 2000 and achieved results in line with objectives.

The leasing market

For the financial leasing market 2000 marked the fourth year of consecutive growth, crossing the threshold of Lit. 50,000 billion in new leased assets. The total contract volume was Lit. 51,759 billion, a 20.5% increase on 1999.

The areas that posted the highest growth in terms of number of contracts and value were capital asset and property leasing which in 2000 reported a year-on-year performance of 21.37% and 22.53% respectively. Still positive, though more modest, was the performance of vehicle leasing which recorded a business volume in terms of amount up by 16.3% on the previous year.

Company's results

In the year 2000 Locat entered into 43,983 contracts (up by 7.5%) amounting to Lit. 6,775 billion, with an increase in business volume transacted of 28.1% against the 20.5% growth recorded by the entire financial leasing market. In particular, leasing contracts entered into amounted to Lit. 2,794 billion for capital asset leases (up by 23.4%), Lit. 2,447 billion for property leases (up by 46.4%) and Lit. 1,534 billion for vehicle leases (up by 13.4%).

Total revenues were Lit. 288 billion, an increase of Lit. 11.7 billion on the previous year (up by 4.2%). A contribution to this result came from a steady net interest income (up by 1.3%) for which the increase in business volume transacted more than offset the spread reduction, and a growth in revenues from services and other sources (commission income and operating income) that rose from Lit. 7.3 billion in 1999 to Lit. 15.4 billion in 2000. Fixed costs were Lit. 94.8 billion, a decline of Lit. 10.5 billion on the previous year (down by 10%) which accounted for the considerable improvement in the cost to income ratio from 38.1% in 1999 to 32.9% in 2000.

Profit before extraordinary items and income tax was Lit. 137 billion, a Lit. 22.3 billion increase on the previous year (up by 19.4%). Net income was Lit. 78.1 billion against Lit. 80.2 billion in the previous year (down by 2.6%) which had benefited by extraordinary revenues due to deferred tax assets totalling Lit. 21.2 billion.

Bank Pekao

Performance of the Polish banking sector

The credit tightening policy adopted by the Board on Monetary Policy caused a slow-down in the loan growth rate: retail loans increased by 31.7% against 53.1% in 1999, while loans to companies rose by 13.5% against 21.6% in 1999. At the same time, retail deposits in new zloty (PLN) (which represent the most important piece of the sector's deposit base) posted a 24.1% growth rate against 13.2% in 1999.

Preliminary data relating to the banking sector's results in 2000 also show that in spite of supplementary contributions to the Bank Insurance Fund connected with Bank Staropolski's insolvency, the sector's net income was higher than in 1999.

The results achieved by the credit institutions were positively influenced by the performance of interest and commissions. However, the economic environment, which was characterised by high interest rates, produced unfavourable macroeconomic conditions for borrowers that were reflected in the quality of the loan portfolio and led to an increase in provisions.

The Bank's activity [1]

During 2000 Bank Pekao SA carried on a far-reaching restructuring process. Important results achieved in this area were as follows:

- changes at the organisational level through the adoption of a divisional structure which was simpler than the previous one and allowed to recapture efficiency;
- The introduction of personnel incentive plans both in the form of Management by Objectives (in the case of 890 employees) and stock options (in the case of 40 employees);
- an intensive program designed to rationalise administrative expenses by introducing a system of severe controls and creating a "Cost manager" position. These changes allowed for permanent cost monitoring that was also effective in the area of preliminary controls and budget planning;
- a staff reduction from about 24,400 (at 31 December 1999) to 20,200 at 31 December 2000, achieved also through special leaving incentives (including pre-retirement plans), which affected 1,071 employees. The Bank also seconded employees to its subsidiaries following the spin-off of its non-financial activities;
- retraining and development of 3,550 employees responsible for direct contacts with customers, following the implementation of a strategy designed to increase the sale of financial products and improve the quality of service offered by the Bank. At the same time, 1,462 employees were transferred from the back office to the front office;
- enhancement of the distribution network by opening 114 new branches, closing 22 at the same time and installing 137 automated teller machines. At year-end the bank relied on 812 branches in Poland to offer the entire range of services to individual as well as institutional customers.

1. Text and figures refer to Bank Pekao SA exclusively, not to the Group. Financial data were prepared in accordance with the Accounting Principles applicable in Poland.

Assets and liabilities

At the end of December 2000, Bank Pekao SA's total assets amounted to PLN 68.5 billion, up by 14.6% compared with end December 1999. This increase, which made it possible to finance the Bank's growth, was due to a rise in customer deposits (PLN 5.2 billion) and in shareholders' equity (PLN 1.8 billion) (including the PLN 1 billion capital increase). The boom in deposits was attributable to an increase in retail deposits in new zloty.

The loan portfolio posted an 11.9% growth, increasing by PLN 3.3 billion. The relatively modest growth rate of the loan portfolio was due to some extent to lower demand from customers, reflecting the macroeconomic situation that was characterised by a slowing GDP growth in the second half of the year and by an economic environment with high real interest rates. In 2000, retail loans jumped by 49.5% (increasing by PLN 1.8 billion), while loans to companies rose by 7.1%, equal to PLN 1.7 billion. The growth rate of the loans to companies was also influenced by the repayment, before year-end, of a sizeable loan (PLN 780 million) by a public-sector customer.

Profit and loss results

In terms of volumes, the growth of interest-bearing asset and liability items was supported by an increase in the total spread from 4.2% in 1999 to 4.7% in 2000. The concurrence of these two factors led to a PLN 621.7 million rise in net interest (up by 30.7%). This was the result of favourable market conditions and positive changes in the asset composition.

Compared with 1999, net commission income grew by PLN 276.6 million (up by 41.2%), as a result of the expansion in activities on the deposit and loan markets as well as the debit card market which was stimulated by an active pricing policy. Taking into account dealing profits and other income, revenues totalled PLN 4,105.5 million, up by PLN 973.2 million (equal to 31.1%).

In 2000 the Bank's operating expenses rose by PLN 168.1 million (up by 7.9%), due most of all to Bank Staropolski's insolvency which involved a higher charge for the Bank Insurance Fund. The increase – PLN 99.7 million – represented 59.3% of the total increase in the Bank's operating expenses. Net of these charges, operating expenses rose by 3.3% which in real terms correspond to a 6.2% decline due to a severe control on costs and a staff reorganisation implemented by the Bank.

Payroll costs grew by 1.8%, equal to a 7.5% decline in real terms, while overhead expenses posted a nominal increase of 5.1%, equal to a 4.5% decline in real terms.

Following a growth in revenues well above costs, the cost to income ratio fell by 11.9% and was 55.6% in 2000.

As we carried on the more cautious approach to asset valuation adopted in 1999, in 2000 net charges due to provisions totalled PLN 697.4 million against PLN 713.2 million in the previous year. As a result of the above-mentioned factors, in 2000 earnings before tax amounted to PLN 1,125.3 million, a PLN 821 million increase on 1999, while net income was PLN 763.2 million, over five times higher than that in the previous year (PLN 136.9 million). Based on shareholders' equity monthly averages, ROE reached 17.5% compared with 3.7% in 1999.

Pol'nobanka

The macroeconomic environment

In 2000 also, steady economic growth continued with an increase in gross national product estimated at 2.1%. On the other hand, the average consumer price index reached 12%, compared with 10.6% on average in 1999. Considering the increase in controlled prices, this level is to be considered acceptable. Following the significant rise at the beginning of the year, consumer prices increased very little.

The positive economic performance contributed to a stabilisation of the interbank money market (rate volatility decreased), a decline in interest rates and also a stabilisation of the Slovak koruna's exchange rate. Liquidity on the money market grew during the entire year and prompted the National Bank to reduce three times its money market rates. At the same time, from the 1st of July the National Bank took steps to reduce the legal reserve level.

The banking sector

The restructuring of some state banks continued in 2000 (the quality of their loan portfolio improved) and at year-end the largest retail bank in the country (Slovenska Sporitelna) was privatised.

The decline in market rates was also reflected in the banking sector's rate of deposits and loans. Loans to customers remained at the same levels as the previous year, despite a decline in loans to companies, while deposits grew by 19%. Overall, the sector's earnings improved compared with 1999.

The Bank's activity

Pol'nobanka was founded 10 years ago and was the first private bank of the Slovak banking system. Within the system, the Bank ranks sixth in terms of assets and seventh in terms of deposits.

Total assets at the end of 2000 grew by 20.8% (an increase of SKK 5,851 billion) compared with the previous year, due to a sustained growth in customer deposits and a comprehensive restructuring of liabilities. Loans to customers fell by 24.2% as a result of writedowns and cancellations, while due to customers grew by 16.2%.

In addition to current activities, the Bank embarked on an intense renewal process which has already brought about the following results:

- expansion of the distribution network through 9 new branch openings;
- containment of employee numbers (maintained below 1,000) through a transfer of resources from head office to front office;
- implementation of new systems for managing costs with the goal of actually keeping overhead expenses in check: identifying cost managers responsible for reducing costs, achieving budget objectives, and co-ordinating and collaborating with the purchasing office of the Parent Company's logistics division.

Operating results

In 2000 operating income before provisions fell by 24.2% (from SKK 312.9 million to SKK 237.3 million) following an extraordinary contribution to the Bank Insurance Fund and higher operating expenses.

There was however a 7.2% increase in net interest thanks to favourable market conditions and proper management of interest rates. On the other hand, total revenues remained essentially at 1999 levels.

Operating expenses (including amortisation and depreciation) grew by 11.7% as a result of higher than expected inflation, the opening of new branches and the contribution to the Bank Insurance Fund (SKK 16 million) due to the bankruptcy of some small Slovak banks.

In order to fairly report its financial position, in 1999 the Bank carried out net writedowns and provisions totalling SKK 2,637 billion which led to a loss of SKK 2,324 billion. In 2000 net writedowns fell to SKK 1,333 billion, and consequently the loss also declined to SKK 1,099 billion.

Bulbank

Bulbank closed 2000 with a net income of BGN 160 million[2], up by 124% on 1999. This performance was supported by earnings from the sale of equity investments in banking institutions. Bulbank is the largest Bulgarian bank both in terms of assets and deposits, and has a market share in the country of about 26% of deposits and over 9% of loans. It provides a complete range of services required by the local market with competitive advantages in corporate banking, the affluent customer segment, overseas and exchange rate transactions.

Macroeconomic and banking sector environment

Bulgaria reported an increase in GDP estimated at 5% in 2000, the best results ever achieved during the transition decade. The industry's turnover grew by 4.6% year-on-year, while exports increased by 20% and imports by 17.6%. Public finances fared well, with an expense deficit to GPD ratio of 1% at the end

2. The Bulgarian LEV is pegged to the euro at the fixed exchange rate of BGN 1,96 to EUR 1. Compared with the US dollar the exchange rate at the end of 2000 was BGN 2.10 to USD 1.

of 2000, while the inflation rate was 11.4%. The country's standard of living remained well below that in Western Europe, with an unemployment rate of 17.9% of the working population at the end of 2000.

The country's sustainable financial stability is matched by a favourable position in the banking sector. More than 80% of the banks' assets are now in the hands of foreign investors, mainly banks. There are 35 banks operating in the market. Being undersized, the sector is growing at a rapid pace, driven by increased competition and demand for services.

Balance Sheet

Total assets grew by 10% to BGN 2.6 billion based on year-end figures. Shareholders' equity remained at a high level, that is 24% of total assets. On the other hand, deposits grew by 15% with a strong contribution from individuals' deposits. The bank continued to pursue a risk-aversion policy, holding approximately 65% of assets in short-term deposits with leading international banks. The loan portfolio grew by 28% to a level of BGN 316 million, equal to 12% of assets and 18% of deposits.

All risks are adequately covered by provisions. On the other hand, the securities portfolio, down by 44% in the twelve months, represented 12% of assets. Finally, investments in banks were sold and originated high profits.

As a result, the liquidity ratios remained high. Risk-weighted assets fell to 33% of total assets. Exposure to the exchange rate risk remained at particularly modest levels thanks to a sustainable balanced position in foreign currencies. The capital ratio, however, is high: 49.8% at the end of 2000 against 43.6% at the end of 1999 (net of dividends to be distributed).

Profit and Loss Account

Net interest income posted an excellent growth at 47% thanks to an increase in volumes and a widening of the spread.

Net commissions also increased by about 20%; the objective is to further strengthen this item following the adoption of effective commercial actions. There was, however, a decrease in trading profits, mainly because of the excellent results achieved in 1999 arising mainly from an exchange revaluation. Included among extraordinary revenues are the capital gains on the sale of equity stakes in three banks. The capital gain on the sale of the 35% stake in United Bulgarian Bank was BGN 140 million, while the gain on the sale of the 49% stake in HypoVereinsbank Bulgaria was BGN 12 million. The 99.9% stake in Corporate Commercial Bank was sold with a small capital gain. The increases in costs are due mainly to expansion of the branch network, consultancy expenses relating to the reorganisation plan and incentives to members of the previous Management Committee to stay.

Bulbank posted excellent profitability and efficiency indicators. During the year ROE was 37%, ROA 6.6% and the cost to income ratio 46%.

Operating structure

At year-end the number of employees was 2,084, up by 156 due to the opening of 25 new branches during the year, which will make it possible to optimise the bank's geographic coverage of the country. Hence, at year-end the number of branches rose to 105.

Immediately after its privatisation, the bank embarked on a massive reorganisation of its structure, systems and processes, with the goal of transforming itself into a modern European bank, focusing on the marketplace and being in line with the standards applied by UniCredito. With the Parent Company's support, a number of similar steps were taken to strengthen business with customers.

The management structure was brought from one to two levels with a Supervisory Board and a Management Board.

Splitska Banka d.d.

Main economic indicators

In 2000 the Croatian economy recorded a positive performance overall with a 3.8% increase in GDP compared with 1999. Positive signs also came from a further cut in public spending. Moreover, investments increased slightly (1%) and private spending fell somewhat.

Year-on-year the industrial production index reached 1.7%. The expansion of the distribution sector was 21.8% thanks to an increase in consumption by tourists.

In 2000 the inflation rate, measured on the basis of retail prices, was 7.4% and the Croatian koruna (HRK) strengthened against the euro and appreciated by 1.1%. This was helped by a satisfactory tourist season, which saw a sizeable inflow of foreign currency.

The banking sector

2000 was a year marked by important events for the banking sector. On the one hand, the privatisation process for three commercial banks (acquired by foreign banking groups) was completed, and on the other several, recently founded credit institutions that had reported rapid expansion underwent bankruptcy proceedings. Guaranteed deposits with those banks were transferred to the country's main commercial banks.

Despite a fall in interest rates, lending to medium/large-sized companies (corporate customers) is stagnating, for the most part as a result of more cautious credit policies. On the other hand, banks continued to favour mortgages granted to individuals and small-sized companies (retail

customers), since the collection/repayment rate for loans is about 98%.
Among the steps taken in the monetary policy area, we should mention the introduction of a 23.5% rate for legal reserves at the end of 2000, which declined compared with the past.

Profit and Loss Account

The strong corporate performance is apparent from the data on earnings which amounted to HRK 46.6 million, a 22% growth on 1999.

Net interest represented 75.6% of the Bank's revenues, up by 46.3% on 1999. Despite the increase in deposits, by applying a policy of lower interest rates reflecting market conditions, the Bank reduced interest expense but significantly increased interest income through new transactions or by renewing old ones.

Commissions and net income posted a 39% increase on 1999, thanks to an expansion and higher specialisation of services offered by the Bank to its own customers and an increase in rates.
Among total charges the item "provisions for credit risks" weighed significantly, as a result of adopting a cautious policy on provisions dictated by the worsening position of public companies and bankruptcy proceedings that involved several companies.

Balance Sheet

The Bank's total balance sheet position at the end of 2000 was HRK 8,028.5 million, an 8% increase compared with the previous year.

The increase in liabilities was due mainly to deposits and particularly retail banking deposits in foreign currency. During 2000 frozen assets in foreign currency were fully released. After completing the privatisation process, share capital increased by 13.6%.

Loans to customers represented 46.1% of assets. Due to a more cautious policy on loan disbursement and following the restructuring process, loans to corporate customers are stagnating, while loans to individuals (retail loans) show a 22.9% increase.

There was also a rise in investments in short-term securities, especially foreign currency-denominated treasury bills issued by the Croatian National Bank, and bonds which increased due to the subscription of DAB (government agency for revival of banks) bonds through which the government arranged to pay the guaranteed assets held by banks under bankruptcy proceedings.

Employees

In 2000 the Bank reduced its staff by 38 or 3.5% compared with 31 December 1999. In particular, 12 new employees were hired, for the most part high-level middle managers, while 50 employees or 4.5% of the staff present at the end of the previous year left the bank.

At 31 December 2000, 53% of total staff worked at the branches, while the remaining 47% worked at head office.

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

The table does not include figures already reported by other listed Group companies

Banks - Subsidiaries - Italy - BALANCE SHEET

ASSETS	BANCA CRT S.p.A. (Lit.)	BANCA DI BERGAMO S.p.A. (Lit.)	BANCA MEDIO-CREDITO S.p.A. (Lit.)	CARIVERONA BANCA S.p.A. (Lit.)	CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A. (Lit.)
10 Cash and deposits with central banks and post offices	284,815,135,200	768,060,266	1,157,848,549	302,826,412,466	42,157,188,842
20 Treasury notes and similar securities eligible for re-financing with central banks	261,620,410,007	1,189,696,220	-	146,908,472,232	148,734,184,613
30 Loans to banks	10,801,597,362,475	108,514,893,697	620,079,317,654	1,999,293,054,674	119,757,166,188
40 Loans to customers	18,619,469,406,703	128,526,761,759	10,493,790,865,106	27,005,321,231,311	3,690,636,133,742
50 Bonds and other debt securitie	2,379,837,097,822	1,738,222,841	23,493,028,485	2,857,283,475,238	742,724,611,570
60 Shares, quotas and other equity securities	20,270,271,127	-	7,449,534,139	6,596,377,443	313,191,673
70 Equity investments	276,822,442,000	-	2,942,322,245	117,555,054,685	71,430,009,304
80 Investments in Group companies	573,364,121,179	-	999,000,000	531,461,259,940	-
90 Intangible fixed assets	14,708,268,965	5,140,194,276	10,389,771,154	35,278,847,823	3,942,263,148
100 Tangible fixed assets	703,158,781,766	2,410,300,015	31,101,741,191	552,118,102,341	71,632,337,655
120 Treasury stock (own shares or interests) *	-	-	-	-	-
130 Other assets	1,249,071,379,348	8,993,200,089	316,670,511,344	1,849,881,923,398	361,919,993,626
140 Accrued income and pre-paid expenses	89,291,443,501	736,333,251	214,966,873,246	240,428,109,543	33,175,058,657
TOTAL ASSETS	**35,274,026,120,093**	**258,017,662,414**	**11,723,040,813,113**	**35,644,952,321,094**	**5,286,422,139,018**

LIABILITIES

LIABILITIES		BANCA CRT S.p.A. (Lit.)	BANCA DI BERGAMO S.p.A. (Lit.)	BANCA MEDIO-CREDITO S.p.A. (Lit.)	CARIVERONA BANCA S.p.A. (Lit.)	CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A. (Lit.)
10 Due to banks		2,973,649,268,197	8,056,881,011	3,727,940,125,663	1,926,473,658,548	430,308,602,038
20 Due to customers		21,511,964,729,758	46,637,914,337	73,279,484,717	14,439,582,269,890	2,053,478,138,727
30 Securities in issue		5,147,978,538,263	1,563,096,080	6,599,984,907,613	12,413,395,145,313	1,206,849,511,110
40 Deposits received in administration		4,683,463,849	-	87,024,294,271	58,595,671,090	106,058,032,149
50 Other liabilities		1,344,171,986,479	4,936,495,132	69,468,636,169	1,571,471,546,501	479,920,520,311
60 Accrued liabilities and deferred income		78,434,303,176	84,681,455	350,439,883,035	425,171,113,106	47,682,216,846
70 Employee termination payments		256,499,814,997	340,608,680	13,631,327,337	155,476,825,004	32,830,089,940
80 Reserves for risks and charges		800,720,915,932	728,160,795	91,230,204,412	959,715,618,495	260,768,109,070
90 Credit risk reserves		75,365,450,486	-	83,055,420,009	57,199,822,055	7,309,317,398
100 Reserve for general banking risks	*	100,000,000,000	-	-	75,000,000,000	28,820,548,101
110 Subordinated debt		350,000,000,000	-	-	-	22,368,650,000
120 Capital	*	1,000,000,000,000	197,499,540,000	500,000,000,000	1,955,743,930,000	172,958,216,000
130 Share premiums	*	-	250,000,000	-	224,911,791,000	72,451,413,200
140 Reserves	*	1,173,773,694,936	3,351,694,688	118,782,785,416	757,922,791,426	232,093,885,352
150 Revaluation reserves	*	-	-	-	-	76,877,520,483
160 Retained earnings (losses)	*	-	(5,646,594,582)	-	-	-
170 *Net income (loss) for the year*	*	456,783,954,020	215,184,818	8,203,744,471	624,292,138,666	55,647,368,293
TOTAL LIABILITIES		**35,274,026,120,093**	**258,017,662,414**	**11,723,040,813,113**	**35,644,952,321,094**	**5,286,422,139,018**

GUARANTEES AND COMMITMENTS

GUARANTEES AND COMMITMENTS	BANCA CRT S.p.A. (Lit.)	BANCA DI BERGAMO S.p.A. (Lit.)	BANCA MEDIO-CREDITO S.p.A. (Lit.)	CARIVERONA BANCA S.p.A. (Lit.)	CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A. (Lit.)
10 Guarantees given	2,059,914,011,675	3,472,771,269	360,775,931,011	1,815,293,176,893	402,676,830,626
20 Commitments	1,825,994,756,954	5,860,990,409	417,712,188,797	1,831,249,588,354	121,454,406,480
TOTAL GUARANTEES AND COMMITMENTS	**3,885,908,768,629**	**9,333,761,678**	**778,488,119,808**	**3,646,542,765,247**	**524,131,237,106**

	BANCA CRT S.p.A. (Lit.)	BANCA DI BERGAMO S.p.A. (Lit.)	BANCA MEDIO-CREDITO S.p.A. (Lit.)	CARIVERONA BANCA S.p.A. (Lit.)	CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A. (Lit.)
*** Shareholders' equity** (Liabilities: 100-120-130-140-150-160-170 less item 120 of Assets)	2,730,557,648,956	195,669,824,924	626,986,529,887	3,637,870,651,092	638,848,951,429

CASSA DI RISPARMIO DI TRIESTE BANCA S.p.A. (Lit.)	CASSAMARCA S.p.A. (Lit.)	CREDITO ITALIANO S.p.A. (Lit.)	MEDIOVENEZIE BANCA S.p.A. (Lit.)	ROLO BANCA 1473 S.p.A. (Lit.)	UNICREDIT BANCA MOBILIARE S.p.A. (Euro)
37,808,045,819	40,711,539,250	383,266,399,175	43,581,012	362,964,581,878	2,013.59
345,769,241,178	73,787,620,267	56,125,290,030	11,629,145,376	1,110,812,669,327	430,601,309.17
922,117,651,120	722,343,397,648	26,603,040,107,752	105,827,546,853	9,641,304,684,209	10,790,226,252.75
2,231,670,984,565	5,085,359,472,624	55,030,497,061,548	351,320,399,724	55,927,276,106,501	2,812,785,420.08
327,145,114,966	828,479,905,084	6,640,351,498,351	2,952,558,766	8,196,071,218,132	8,215,163,877.54
10,411,048,027	6,175,405,527	9,409,409,932	-	1,034,578,105	1,178,902,139.24
32,313,466,679	12,974,276,519	71,670,470,759	-	150,519,593,268	-
101,660,268,148	46,679,999,000	-	994,345,461	1,903,842,843,900	50,643,074.00
1,837,934,765	9,582,072,149	17,843,853,452	2,728,600,000	66,717,254,725	12,752,388.31
97,858,619,778	97,531,068,186	563,335,023,452	278,871,526	988,947,049,560	12,024,434.38
-	-	-	536,666,667	183,793,000	-
495,032,685,426	155,258,411,602	10,725,766,589,437	76,821,862,193	2,146,305,406,815	3,213,694,732.50
15,489,497,977	28,921,430,142	360,275,532,645	618,076,150	964,721,763,970	170,614,929.80
4,619,114,558,448	**7,107,804,597,998**	**100,461,581,236,533**	**553,751,653,728**	**81,460,701,543,390**	**26,887,410,571.36**

431,796,262,523	1,327,187,938,646	34,055,368,339,019	221,272,118,799	8,968,645,632,606	16,930,848,568.60
2,538,592,945,607	3,575,264,500,991	36,393,398,360,840	-	30,757,233,954,847	3,533,012,874.08
671,987,329,172	1,259,529,943,726	10,380,232,804,667	-	29,860,338,293,558	-
137,128,711,157	1,306,062,353	5,277,196,947	-	14,519,129,819	-
345,997,162,296	252,285,734,210	10,508,534,960,631	34,224,249,447	3,085,924,884,632	5,538,751,175.03
9,790,470,149	19,682,377,436	456,835,901,148	2,971,325,725	1,143,974,623,192	132,622,604.46
21,116,439,071	52,572,510,720	571,650,620,172	1,769,065,560	384,088,574,143	3,518,731.40
48,641,617,074	125,880,624,258	1,041,625,827,392	71,636,775,671	1,478,090,483,746	126,309,089.10
-	5,256,430,364	-	55,000,000,000	-	16,215,360.00
-	22,500,000,000	-	25,763,471,775	-	-
-	-	3,001,218,500,000	-	25,000,000,000	218,000,000.00
275,297,400,000	270,000,000,000	3,001,218,500,000	80,000,000,000	462,534,680,000	232,405,000.00
-	-	-	-	573,167,794,125	-
83,267,699,669	96,157,590,277	-	35,006,309,264	3,224,924,170,853	-
36,076,306,902	-	-	830,942,162	532,195,501,109	-
-	-	-	-	-	(39,931.61)
19,422,214,828	100,180,885,017	1,046,220,225,717	25,277,395,325	950,063,820,760	155,767,100.30
4,619,114,558,448	**7,107,804,597,998**	**100,461,581,236,533**	**553,751,653,728**	**81,460,701,543,390**	**26,887,410,571.36**

224,531,691,521	340,904,586,126	13,043,217,196,098	-	3,250,502,175,510	15,023,073.23
96,840,457,809	121,853,359,054	7,440,629,266,238	-	4,904,779,318,539	2,817,190,308.00
321,372,149,330	**462,757,945,180**	**20,483,846,462,336**	**-**	**8,155,281,494,049**	**2,833,213,381.23**

414,063,621,399	**488,838,475,294**	**4,047,438,725,717**	**166,341,451,859**	**5,742,702,173,847**	**388,132,168.69**

Banks - Subsidiaries - Italy - PROFIT AND LOSS ACCOUNT

	BANCA CRT S.p.A. (Lit.)	BANCA DI BERGAMO S.p.A. (Lit.)	BANCA MEDIO-CREDITO S.p.A. (Lit.)	CARIVERONA BANCA S.p.A. (Lit.)	CASSA DI RISPARMIO DI TRENTO E ROVERETO S.p.A. (Lit.)
10 Interest income and similar revenues	1,589,138,069,750	12,545,155,380	694,972,756,108	1,903,514,652,469	308,089,220,101
20 Interest expense and similar charges	650,762,238,615	985,084,751	509,007,613,650	765,489,761,753	137,766,061,641
30 Dividends and other revenues	70,790,863,178	-	393,458,027	65,089,868,996	2,867,187,057
40 Commission income	797,285,464,520	2,080,633,045	7,255,162,133	795,669,633,482	101,471,832,797
50 Commission expense	53,283,767,681	242,068,604	10,102,214,355	37,822,400,474	5,121,895,783
60 Trading profits (losses)	36,058,537,436	(499,130,749)	19,434,103,385	50,515,728,260	2,421,383,963
70 Other operating income	205,833,283,095	369,694,332	24,550,043,872	354,186,654,787	19,627,485,872
80 Administrative expenses	873,986,469,449	9,889,275,629	74,092,501,055	863,263,735,328	174,952,738,237
90 Adjustments to the value of intangible and tangible fixed assets	64,209,076,307	1,507,481,931	9,749,667,773	64,592,977,508	9,717,054,104
100 Provisions for risks and charges	90,421,285,455	61,635,697	17,200,000,000	98,173,541,586	4,109,954,072
110 Other operating expenses	33,268,153,371	2,664,297	3,229,669,634	165,354,330,407	315,080,309
120 Writedowns of loans and provisions for guarantees and commitments	146,692,319,194	1,387,543,864	128,284,931,955	116,448,283,502	15,328,563,955
130 Write-backs of loans and provisions for guarantees and commitments	99,422,602,351	53,180,321	46,234,553,061	26,075,559,170	9,664,342,312
140 Provisions for credit risk reserves	64,671,526,356	-	19,054,217,392	57,199,822,055	1,692,277,185
150 Writedowns of financial fixed assets	15,735,266,929	-	12,050,604,531	37,251,521	438,597,716
160 Write-backs of financial fixed assets	-	-	51,529,972	-	685,593,576
170 Profit (loss) before extraordinary items and income tax	**805,498,716,973**	**473,777,556**	**10,120,186,213**	**1,026,669,993,030**	**95,384,822,676**
180 Extraordinary income	71,020,853,642	59,139,743	29,768,146,543	76,359,841,636	8,866,717,301
190 Extraordinary charges	28,879,616,595	2,412,084	5,069,588,285	15,567,383,678	3,466,878,126
200 Extraordinary income (loss)	**42,141,237,047**	**56,727,659**	**24,698,558,258**	**60,792,457,958**	**5,399,839,175**
210 Change in the reserve for general banking risks	-	-	-	-	-
220 Income tax for the year	390,856,000,000	315,320,397	26,615,000,000	463,170,312,322	45,137,293,558
230 Net income (loss) for the year	**456,783,954,020**	**215,184,818**	**8,203,744,471**	**624,292,138,666**	**55,647,368,293**

CASSA DI RISPARMIO DI TRIESTE BANCA S.p.A. (Lit.)	CASSAMARCA S.p.A. (Lit.)	CREDITO ITALIANO S.p.A. (Lit.)	MEDIOVENEZIE BANCA S.p.A. (Lit.)	ROLO BANCA 1473 S.p.A. (Lit.)	UNICREDIT BANCA MOBILIARE S.p.A. (Euro)
192,147,459,051	330,362,710,303	5,961,206,147,758	106,550,870,927	3,955,805,845,648	611,312,673.85
69,796,219,794	114,293,287,269	3,746,941,963,312	84,493,977,505	2,179,856,141.037	602,448,193.08
7,281,470,787	16,520,179,766	2,529,374,979	5,655,690	145,270,530,634	26,215,102.33
70,673,696,349	144,679,053,289	2,124,176,300,728	20,040,478,072	1,185,672,599,067	144,758,111.41
3,555,229,583	6,075,894,923	211,346,611,303	1,200,383,650	59,889,138,256	92,785,082.91
(2,917,524,265)	7,364,687,653	96,431,322,282	(883,644,152)	101,087,836,148	354,092,252.41
16,860,594,468	33,064,625,130	358,714,873,404	2,853,688,547	261,043,760.726	2,878,371.76
136,379,301,369	204,704,744,557	2,061,625,450,788	33,184,564,521	1,309,124,338,406	148,444,124.56
11,048,807,033	13,378,507,186	60,920,031,371	1,367,305,896	101,414,540,763	17,018,216.94
6,852,753,527	13,345,284,582	87,063,544,350	16,808,507,322	94,806,955,154	780,378.41
1,181,095,189	733,959,236	30,637,745,932	1,261,834,422	28,311,027,474	10,700.00
11,779,718,635	34,042,574,344	535,830,053,146	18,267,990,591	337,491,009,404	-
1,663,384,158	6,410,707,717	108,351,195,096	85,625,189,661	86,667,234,973	-
-	236,286,239	-	1,337,642,121	-	16,215,360.00
531,057,183	-	24,908,377,095	-	3,214,052,677	-
438,753,351	-	-	-	-	-
45,023,651,586	**151,591,425,522**	**1,892,135,436,950**	**56,270,032,717**	**1,621,440,604,025**	**261,554,455.86**
7,894,416,353	18,240,174,351	62,376,788,918	8,322,984,213	30,957,233,472	179,971.02
7,881,853,111	4,935,502,137	53,292,000,151	1,095,612,694	29,034,016,737	206.58
12,563,242	**13,304,672,214**	**9,084,788,767**	**7,227,371,519**	**1,923,216,735**	**179,764.44**
-	-	-	-3,000,000,000	-	-
25,614,000,000	64,715,212,719	855,000,000,000	35,220,008,911	673,300,000,000	105,967,120.00
19,422,214,828	**100,180,885,017**	**1,046,220,225,717**	**25,277,395,325**	**950,063,820,760**	**155,767,100.30**

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

The table does not include figures already reported by other listed Group companies.

Banks - Foreign Subsidiaries* - BALANCE SHEET

ASSETS	BANQUE MONEGASQUE DE GESTION S.A. (Euro)	BULBANK A.D. (Bgn)**	CASSA DI RISPARMIO DI TRIESTE BANCA D.D. (Kuna)**
10 Cash and deposits with central banks and post offices	6,295,751	30,113,912	22,138,525
20 Treasury notes and similar securities eligible for re-financing with central banks	-	-	4,989,650
30 Loans to banks	280,413,551	1,803,787,795	32,643,959
40 Loans to customers	23,839,375	279,384,151	215,787,537
50 Bonds and other debt securities	-	301,165,285	57,556,300
60 Shares, quotas and other equity securities	-	5,106,334	-
70 Equity investments	-	1,848,362	-
80 Investments in Group companies	70,066	-	-
90 Intangible fixed assets	1,553,545	2,120,628	4,979,248
100 Tangible fixed assets	1,293,796	118,884,571	7,788,764
130 Other assets	2,754,776	3,089,086	7,808,598
140 Accrued income and pre-paid expenses	968,066	13,976,138	2,280,730
TOTAL ASSETS	**317,188,926**	**2,559,476,262**	**355,973,311**

LIABILITIES

10 Due to banks	59,877,684	22,151,992	60,962,033
20 Due to customers	236,906,247	1,692,269,529	148,168,756
30 Securities in issue	-	-	-
40 Deposits received in administration	-	-	-
50 Other liabilities	996,893	80,892,933	2,723,749
60 Accrued liabilities and deferred income	848,098	4,903,137	927,435
70 Employee termination payment	-	-	-
80 Reserves for risks and charges	3,471,368	156,482,168	-
90 Credit risk reserves	2,583	-	-
100 Reserve for general banking risks*	320,143	-	2,898,464
110 Subordinated debt	-	-	-
120 Capital *	6,400,000	166,370,160	122,100,000
130 Share premiums *	-	-	-
140 Reserves *	399,784	223,915,388	2,555,788
150 Revaluation reserves *	-	52,426,433	-
160 Retained earnings (losses) *	3,472,889	-	-
170 Net income (loss) for the year *	4,493,237	160,064,523	15,637,086
TOTAL LIABILITIES	**317,188,926**	**2,559,476,263**	**355,973,311**

GUARANTEES AND COMMITMENTS

10 Guarantees given	40,286,093	245,953,324	35,909,348
20 Commitments	-	41,626,776	8,055,811
TOTAL GUARANTEES AND COMMITMENTS	**40,286,093**	**287,580,100**	**43,965,159**

*** Shareholders' equity** (Liabilities: 100-120-130-140-150-160-170)	**15,086,053**	**602,776,504**	**143,191,338**

* Bank Pekao S.A. is shown in the appropriate statement.

** *The equivalent in Lit. is obtained by applying the irrevocable parity with the euro/exchange rates at year-end.*

	POL'NOBANKA A.S. (Skk)**	SPLITSKA BANKA D.D. (Hrk)**	UNICREDIT FINANCE CORP. LTD (U.S. $)**	UNICREDITO ITALIANO BANK (IRELAND) PLC (Euro)	UNICREDIT (SUISSE) BANK S.A. (Fsv)**
	781,099,511	98,966,936	-	22,124,529	1,074,968
	-	-	-	-	4,946,100
	8,760,141,804	1,649,416,899	34,923	2,731,866,598	18,060,931
	10,197,619,775	3,698,386,901	336,578	9,508,517	35,931,454
	12,815,004,180	2,132,044,576	52,770,401	1,826,957,296	6,818,980
	68,437,936	-	-	-	111,744
	33,550,152	9,905,841	5,401,250	440,325	-
	-	-	-	-	-
	71,453,109	11,925,509	-	-	781,028
	902,216,722	144,059,656	-	105,840	1,810,730
	245,062,342	201,404,375	-	-	946,203
	103,239,846	82,364,098	707,550	35,203,383	717,559
	33,977,825,377	**8,028,474,791**	**59,250,702**	**4,626,206,488**	**71,199,697**
	4,907,323,681	769,560,140	1,836,000	4,090,298,302	19,552,930
	19,378,660,924	6,330,531,644	-	79,963,019	27,599,532
	2,959,910,117	-	-	-	-
	-	-	-	-	-
	5,660,556,412	86,388,187	22,890	2,006,549	1,261,587
	312,932,088	167,276,612	10,703	24,658,395	1,872,774
	-	-	-	-	-
	3,861,075	129,029,089	-	-	243,900
	-	-	-	-	-
	-	-	-	-	2,500,000
	-	-	-	-	-
	1,851,681,264	363,478,300	23,000,000	7,785,832	18,000,000
	-	36,521,772	-	-	-
	1,892,433	99,076,649	30,284,756	405,418,666	-
	427,220	-	-	-	-
	-	-	-	243,376	(1,539,289)
	(1,099,419,837)	46,612,398	4,096,353	15,832,349	1,708,263
	33,977,825,377	**8,028,474,791**	**59,250,702**	**4,626,206,488**	**71,199,697**
	1,447,729,917	891,467,407	-	-	5,485,787
	2,594,341,586	47,285,478	-	223,775,957	
	4,042,071,503	**938,752,885**	**-**	**223,775,957**	**5,485,787**
	754,581,080	**545,689,119**	**57,381,109**	**429,280,223**	**20,668,974**

Banks - Foreign Subsidiaries* - PROFIT AND LOSS ACCOUNT

	BANQUE MONEGASQUE DE GESTION S.A. (Euro)	BULBANK A.D. (Bgn)**	CASSA DI RISPARMIO DI TRIESTE BANCA D.D. (Kuna)**
10 Interest income and similar revenues	18,569,875	137,005,334	39,215,897
20 Interest expense and similar charges	16,151,763	39,834,194	8,080,219
30 Dividends and other revenues	-	51,209	-
40 Commissione income	8,347,775	28,958,768	4,968,705
50 Commission expense	231,091	750,981	483,039
60 Trading profits (losses)	237,377	13,998,563	5,631,601
70 Other operating income	16,167	2,276,296	199,041
80 Administrative expenses	5,974,922	50,568,268	16,510,411
90 Adjustments to the value of intangible and tangible fixed assets	868,025	10,274,135	3,717,230
100 Provisions for risks and charges	617,482	7,744,730	
110 Other operating expenses	83,059	9,799,017	132,388
120 Writedowns of loans and provisions for guarantees and commitments	306,403	33,024,230	5,403,690
130 Write-backs of loans and provisions for guarantees and commitments	64,726	9,595,981	-
140 Provisions for credit risk reserves	-	-	-
150 Writedowns of financial fixed assets	-	-	-
160 Write-backs of financial fixed assets	-	8,590,044	-
170 Profit (loss) before extraordinary items and income tax	**3,003,175**	**48,480,640**	**15,688,267**
180 Extraordinary income	4,078,254	158,292,982	20,965
190 Extraordinary charges	253,162	2,049,349	72,146
200 Extraordinary income (loss)	**3,825,092**	**156,243,633**	**(51,181)**
210 Change in the reserve for general banking risks	-	-	-
220 Income tax for the year	2,335,030	44,659,750	-
230 Net income (loss) for the year	**4,493,237**	**160,064,523**	**15,637,086**

* Bank Pekao S.A. is shown in the appropriate statement.

** The equivalent in Lit. is obtained by applying the irrevocable parity with the euro/exchange rates at year-end.

	POL'NOBANKA A.S. (Skk)**	SPLITSKA BANKA D.D. (Hrk)**	UNICREDIT FINANCE CORP. LTD (U.S. $)**	UNICREDITO ITALIANO BANK (IRELAND) PLC (Euro)	UNICREDIT (SUISSE) BANK S.A. (Fsv)**
	2,915,506,304	631,636,192	4,153,210	84,768,531	2,531,498
	2,056,768,256	335,634,774	611,388	133,519,592	1,010,400
	1,885,920	278,775	433,994	70,486,933	2,414
	201,579,969	81,193,875	-	14,351	9,879,394
	39,587,768	15,295,143	745	967,785	2,569,198
	317,332,795	20,493,093	(77,603)	(392)	2,004,835
	130,010,686	6,518,120	-	-	-
	884,039,851	179,165,267	162,793	3,119,675	5,618,455
	120,556,559	15,143,697	-	119,387	844,457
	1,446,075	42,975,472	-	-	52,900
	77,634,533	-	-	-	-
	1,792,068,654	143,560,582	-	-	-
	395,956,768	41,925,523	34,970	-	-
	-	-	-	-	-
	21,501,954	2,149,870	-	-	-
	78,727,489	-	326,320	-	-
	(952,603,719)	**48,120,773**	**4,095,965**	**17,542,984**	**4,322,731**
	14,762,675	2,321,907	1,426	-	73,478
	161,578,793	3,830,282	1,038	-	81,946
	(146,816,118)	**(1,508,375)**	**388**	-	**(8,468)**
	-	-	-	-	2,500,000
	-	-	-	1,710,635	106,000
	(1,099,419,837)	**46,612,398**	**4,096,353**	**15,832,349**	**1,708,263**

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

The table does not include figures already reported by other listed Group companies.

Financial companies - Subsidiaries - Italy - BALANCE SHEET

ASSETS	CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI (Lit.)	CREDIT CARIMONTE S.p.A.[a] (Lit.)	ESAMARCA S.p.A. (Lit.)	FIDITALIA S.p.A. (Lit.)	FONDINVEST RISPARMIO S.G.R. S.p.A. (Lit.)	GESTICREDIT S.G.R. p.A. (Euro)
10 Cash and deposits	6,903,300	-	6,824,116,825	29,269,129	672,750	511
20 Loans to banks	1,148,201,148	338,324,479,325	1,944,478,705	153,016,207,166	285,958,666,091	9,925,570
30 Loans to financial institutions	102,529,200	98,698,944	-	26,124,132,080	-	-
40 Loans to customers	3,282,472,997	-	3,109,578,612	3,884,207,039,076	24,052,366,686	-
45 Loans for advances disbursed to tax authorities	-	-	118,384,959,864	-	-	-
50 Bonds and other fixed-income securities	1,421,604,370	23,162,775,106	411,334,970	-	14,736,466,903	21,159,458
60 Shares, quotas and other equity securities	-	-	-	-	-	9,841,652
70 Equity investments	-	-	-	-	-	-
80 Investments in Group companies	-	2,258,456,756,605	-	-	-	-
90 Intangible fixed assets	728,092,147	3,000,000	-	20,119,275,469	2,584,466	141,413
100 Fixed assets	213,124,060	-	886,644,497	19,638,280,829	2,724,100	174,941
130 Other assets	433,980,753	199,315,369,902	6,547,790,416	68,202,487,862	7,299,331,070	45,298,107
140 Accrued income and pre-paid expenses	58,959,217	1,145,762,893	205,434,509	93,949,950,639	251,703,575	292,441
TOTAL ASSETS	**7,395,867,192**	**2,820,506,842,775**	**138,314,338,398**	**4,285,286,842,250**	**332,304,504,840**	**86,834,083**

LIABILITIES	CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI (Lit.)	CREDIT CARIMONTE S.p.A.[a] (Lit.)	ESAMARCA S.p.A. (Lit.)	FIDITALIA S.p.A. (Lit.)	FONDINVEST RISPARMIO S.G.R. S.p.A. (Lit.)	GESTICREDIT S.G.R. p.A. (Euro)
10 Due to banks	72,347,717	-	65,251,670,491	3,886,083,987,767	240,799,824,836	-
20 Due to financial institutions	33,812,533	-	-	16,030,335,332	17,642,688,497	-
30 Due to customers	-		1,264,903,994	145,417,701,427	-	-
35 Due to tax authorities	-		58,423,060,668	-	-	-
50 Other liabilities	1,744,782,946	42,584,400	7,562,181,942	-	5,085,180,331	34,260,177
60 Accrued liabilities and deferred income	3,414,222	15,044,000	28,099,361	106,160,031,426	1,755,078	-
70 Employee termination payments	604,039,443	-	-	10,657,075,807	69,536,872	113,905
80 Reserves for risks and charges	833,132,018	199,376,973,000	2,568,357,839	14,179,735,090	19,959,413,411	11,329,361
90 Credit risk reserves	-	-	-	-	-	-
100 Reserve for general financial risks *	-	-	-	-	-	-
110 Subordinated debt	-	-	-	-	-	-
120 Capital *	1,000,000,000	1,163,109,220,000	2,000,000,000	83,880,000,000	15,180,000,000	7,746,853
130 Share premiums *	-	1,095,547,526,000	-	-	-	-
140 Reserves *	2,878,840,741	22,286,498,406	1,187,934,479	76,014,592,991	14,962,454,983	21,326,820
160 Retained earnings (losses) *	(1,279,973,812)	1,033,898,019	-	-	-	-
170 Net income (loss) for the year *	1,505,471,384	339,095,098,950	28,129,624	(72,136,817,590)	18,603,650,632	12,056,977
TOTAL LIABILITIES	**7,395,867,192**	**2,820,506,842,775**	**138,314,338,398**	**4,285,286,842,250**	**332,304,504,840**	**86,834,083**

GUARANTEES AND COMMITMENTS	CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI (Lit.)	CREDIT CARIMONTE S.p.A.[a] (Lit.)	ESAMARCA S.p.A. (Lit.)	FIDITALIA S.p.A. (Lit.)	FONDINVEST RISPARMIO S.G.R. S.p.A. (Lit.)	GESTICREDIT S.G.R. p.A. (Euro)
10 Guarantees given	-	-		260,500,000,000	-	-
20 Commitments	139,791,075,154	-	51,225,154,218	-	-	3,056,434,626
TOTAL GUARANTEES AND COMMITMENTS	**139,791,075,154**	**-**	**51,225,154,218**	**260,500,000,000**	**-**	**3,056,434,626**

*** SHAREHOLDERS' EQUITY** (Liabilities: 100-120-130-140-160-170)	4,104,338,313	2,621,072,241,375	3,216,064,103	87,757,775,401	48,746,105,615	41,130,650

a. Accounts data at 30.6.2000

GESTIVENETO S.G.R. p.A. (Lit.)	LOCAT S.p.A. (Lit.)	PIONEER INVESTMENT MANAGEMENT S.G.R. p.A. (Euro)	SOGEFACTOR S.r.L. (Lit.)	UNICREDIT FACTORING S.p.A. (Lit.)	UNICREDIT IMPRESE S.p.A. (Lit.)	UNIRISCOSSIONI S.p.A. (Lit.)
300,800	49,953,850	6,173	20,805,542	21,652,384	2,888,051	5,886,203,917
4,811,501,123	39,829,846,728	14,438,116	-	8,931,549,639	3,172,527,410	457,571,103
140,369,009	50,376,131	15,292,092	-	12,427,822,987	-	-
21,124,818,913	620,162,075,182	397,092	69,472,861,081	1,666,567,599,266	1,454,389,500	856,657,587,124
-	-	-	-	-	-	-
28,052,096,961	621,647,000	12,916,786	-	-	4,024,222,164	-
-	-	409,412	-	-	-	-
-	-	-	-	1,936,270	-	-
-	4,840,675,000	-	-	-	-	1,165,910,000
2,549,066	46,450,604,757	2,498,014	146,567,949	3,317,389,506	212,143,054	1,559,248,305
3,025,236	12,391,083,389,193	1,314,284	211,084,244	-	251,887,174	2,151,790,723
4,673,089,463	555,033,784,374	2,407,846	13,554,693,716	10,681,915,132	734,149,321	75,131,115,795
452,574,017	197,789,589,965	674,342	-	2,202,852,398	117,193,899	169,623,010
59,260,324,588	**13,855,911,942,180**	**50,354,157**	**83,408,012,532**	**1,704,152,717,582**	**8,969,400,573**	**943,179,049,977**

20,637,655,254	11,971,236,881,175	2,952,600	53,568,171,230	1,045,731,620,444	-	570,864,650,103
4,604,092,684	24,216,200,413	14,635,271	26,293,693,782	17,964,766,638	-	-
1,032,651,702	261,363,598,173	-	-	530,020,094,868	-	319,935,134,618
-	-	-	-	-	-	-
288,677,924	656,474,858,112	8,769,472	2,733,652,223	9,221,661,126	2,529,817,756	18,101,127,165
-	305,077,157,467	81,758	419,833,259	11,885,194,953	15,749,268	284,969,849
106,546,917	17,750,322,425	2,164,228	461,782,177	3,542,118,605	24,308,346	22,300,904
3,371,647,610	108,436,483,000	3,877,502	3,527,511,049	718,000,000	928,000,000	11,848,845,572
-	-	-	-	-	-	9,965,646,939
-	-	-	-	8,000,000,000	-	2,500,000,000
-	-	-	-	25,000,000,000	-	-
13,260,125,000	329,416,437,060	15,600,000	2,500,000,000	45,000,000,000	5,000,000,000	5,000,000,000
-	-	-	-	1,842,000,000	-	132,256,103
11,354,920,983	103,877,956,257	739,673	1,796,711,001	1,225,495,311	1,000,000,000	1,027,530,224
-	-	-	-	22,117,416	(58,395,029)	-
4,604,006,514	78,062,048,098	1,533,653	(7,895,342,189)	3,979,648,221	529,920,232	3,496,588,500
59,260,324,588	**13,855,811,942,180**	**50,354,157**	**83,408,012,532**	**1,704,152,717,582**	**8,969,400,573**	**943,179,049,977**

	621,647,000	-	-	-	-	-
438,504,346,442	4,912,801,942,929	342,379	-	520,684,068,797	-	-
438,504,346,442	**4,913,423,589,929**	**342,379**	-	**520,684,068,797**	-	-

29,219,052,497	**511,356,441,415**	**17,873,326**	**(3,598,631,188)**	**60,069,260,948**	**6,471,525,203**	**12,156,374,827**

Financial companies - Subsidiaries - Italy - PROFIT AND LOSS ACCOUNT

EXPENSES	CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI (Lit.)	CREDIT CARIMONTE S.p.A. [a] (Lit.)	ESAMARCA S.p.A. (Lit.)	FIDITALIA S.p.A. (Lit.)	FONDINVEST RISPARMIO S.G.R. S.p.A. (Lit.)	GESTICREDIT S.G.R. p.A. (Euro)
10 Interest expense and similar charges	-	-	2,241,653,901	243,206,521,061	-	-
20 Commission expense	884,582,684	118,165,213	2,477,463,065	5,310,714,352	363,348,709,078	314,380,295
30 Losses from dealing in securities and Forex	4,083,499	846,463,630	-	-	218,583,236	-
40 Administrative expenses	4,044,113,627	279,172,039	22,016,661,060	109,067,856,663	5,881,277,140	2,844,126
50 Adjustments to the value of intangible and fixed assets	400,121,626	15,135,055	722,498,766	185,798,646,921	353,341,047	202,601
60 Other operating expenses	45,767,397	52,857	454,464,861	118,262,335,458	10,305,988,357	3,790,012
70 Provisions for risks and charges	-	-	372,186,073	4,964,277,762	2,686,507,143	2,375,702
90 Writedowns of loans and provisions for guarantees and commitments	19,578,950	-	-	217,744,706,883	-	-
100 Writedowns of financial fixed assets	-	-	-	2,500,000,000	-	-
110 Extraordinary charges	231,667,255	-	254,780,586	1,763,568,617	15,353,376,890	7,198,776
120 Positive change in the reserve for general financial risks	-	-	-	-	-	-
130 Income tax for the year	1,148,039,780	199,376,973,000	1,359,649,782	(10,681,480,920)	15,807,000,000	8,789,109
140 Net income for the year	1,505,471,384	339,095,098,950	28,129,624	-	18,603,650,632	12,056,977
TOTAL EXPENSES	**8,283,426,202**	**539,731,060,744**	**29,927,487,718**	**877,937,146,797**	**432,558,433,523**	**351,637,598**

REVENUES	CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI (Lit.)	CREDIT CARIMONTE S.p.A. [a] (Lit.)	ESAMARCA S.p.A. (Lit.)	FIDITALIA S.p.A. (Lit.)	FONDINVEST RISPARMIO S.G.R. S.p.A. (Lit.)	GESTICREDIT S.G.R. p.A. (Euro)
10 Interest income and similar revenues	222,068,568	3,668,695,712	788,039,048	469,370,489,045	6,926,714,603	1,537,876
20 Dividends and other revenues	-	536,062,322,032	-	11,693,673,980	-	-
30 Commission income	7,161,931,073	-	27,709,094,247	42,582,828,530	414,956,902,350	342,128,966
40 Profits from dealing in securities and Forex	-	-	7,867,452	388,188	-	310,957
50 Write-backs of loans and provisions for guarantees and commitments	-	-	-	262,499,630,865	-	-
70 Other operating income	834,461,494	-	960,170,577	19,653,318,599	3,150,649,160	1,204,525
80 Extraordinary income	64,965,067	43,000	462,316,394	-	7,524,167,410	6,455,274
100 Net loss for the year	-	-	-	72,136,817,590	-	-
TOTAL REVENUES	**8,283,426,202**	**539,731,060,744**	**29,927,487,718**	**877,937,146,797**	**432,558,433,523**	**351,637,598**

a. Accounts data at 30.6.2000.

GESTIVENETO S.G.R. p.A.	LOCAT S.p.A.	PIONEER INVESTMENT MANAGEMENT SGR p.A.	SOGEFACTOR S.r.L.	UNICREDIT FACTORING S.p.A.	UNICREDIT IMPRESE S.p.A.	UNIRISCOSSIONI S.p.A.
(Lit.)	(Lit.)	(Euro)	(Lit.)	(Lit.)	(Lit.)	(Lit.)
-	488,907,393,042	388	1,714,810,862	39,989,389,841	-	10,816,217,651
269,543,633,874	46,832,723,086	32,583,609	239,555,223	4,605,255,885	1,045,656,169	264,964,072
79,285,049	2,626,587,641	9,063	-	2,966,935	-	-
7,674,077,943	87,115,472,134	23,778,203	3,450,614,456	17,428,396,653	3,435,719,088	69,275,671,488
8,758,838	3,897,426,195,925	1,947,613	175,006,497	1,599,094,268	47,040,852	2,189,314,566
43,904,150	85,691,296,057	118,828	8,627,992,126	-	-	19,099,811
-	7,173,000,000	-	-	-	-	3,385,655,959
-	45,091,315,302	-	23,137,929,052	7,273,963,229	-	800,000,000
-	-	-	-	24,366,555	-	-
2,750,770,555	4,919,556,960	616,423	44,920,387	737,723,686	492,000	3,293,341,217
-	-	-		100,000,000	-	-
3,348,262,871	66,574,124,000	3,330,167	1,178,761,497	3,077,430,000	928,000,000	7,086,571,038
4,604,006,514	78,062,048,098	1,533,653	-	3,979,648,221	529,920,232	3,496,588,500
288,052,699,794	**4,810,419,712,245**	**63,917,947**	**38,569,590,100**	**78,818,235,273**	**5,986,828,341**	**100,627,424,302**

1,568,950,751	60,040,019,447	962,401	13,761,955,044	56,722,813,754	57,935,286	1,105,441,926
-	-	-	-	-	-	-
283,433,434,009	405,662,193	57,327,054	-	15,893,451,581	-	95,743,433,757
-	-	-	-	-	29,847,020	54,114,390
-	21,983,483,713	-	-	219,742,424	-	1,175,423,949
112,913,540	4,706,628,524,853	5,536,444	16,599,022,916	932,413,484	5,896,180,035	948,619,280
2,937,401,494	21,362,022,039	92,048	313,269,951	5,049,814,030	2,866,000	1,600,391,000
-	-	-	7,895,342,189	-	-	-
288,052,699,794	**4,810,419,712,245**	**63,917,947**	**38,569,590,100**	**78,818,235,273**	**5,986,828,341**	**100,627,424,302**

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

The table does not include figures already reported by other listed Group companies.

Financial companies - Subsidiaries - Abroad* - BALANCE SHEET

ASSETS	CARIVERONA IRELAND PLC (Euro)	CRTRIESTE IRELAND LTD (Lit.)	EURO CAPITAL STRUCTURES LTD (Euro)	GESTIVENETO LUXEMBOURG S.A. (Euro)	PIONEER ALTERNATIVE INVESTMENT MANAG. LTD (Euro)	PIONEER FUNDS MANAGEMENT LTD (Euro)	PIONEER INVESTMENT MANAGEMENT LTD (Euro)
10 Cash and deposits	1,116	145,263,000	-	-	7,087,044	-	-
20 Loans to banks	236,285	76,481,484,000	2,390,993	287,070	-	1,620,238	19,298,198
30 Loans to financial institutions	-	-	-	-	-	-	
40 Loans to customers	5,917,064	-	1,016,764	-	1,122,019	-	47,306,872
50 Bonds and other fixed-income securities	707,870,607	-	-	-	-	-	-
60 Shares, quotas and other equity securities	-	-	-	-	-	-	-
70 Equity investments	-	-	-	-	-	-	-
90 Intangible fixed assets	-	-	-	4,584	175,384	-	1,857,119
100 Tangible fixed assets	10,026	-	194,997	-	434,700	-	3,845,422
130 Other assets	8,408,373	-	7,484	98,341	-	4,540	30,455,719
140 Accrued income and pre-paid expenses	56,352,482	124,910,000	3,137	-	-	-	-
TOTALE DELL'ATTIVO	**778,795,953**	**76,751,857,000**	**3,613,375**	**389,995**	**8,819,147**	**1,624,778**	**102,763,330**

LIABILITIES							
10 Due to banks	506,450,733	-	-	-	-	-	-
20 Due to financial institutions	-	-	-	-	517,617	15,382	-
30 Due to customers	-	-	285,546	-	1,227,850	-	89,969
50 Other liabilities	4,805,365	609,740,000	53,706	166,678	-	-	-
60 Accrued liabilities and deferred income	51,553,162	-	1,109,596	-	-	7,525	43,706,759
80 Reserves for risks and charges	930,691	-	-	-	481,434	-	15,545,604
110 Subordinated debt	-	-	-	-	-	-	-
120 Capital *	7,500,000	3,700,000,000	62,500	125,000	1,032,000	125,000	1,032,912
140 Reserves *	198,835,906	b 70,286,037,000	b 2,187,500	12,500	b 1,548,000	b 1,475,000	14,460,768
160 Retained earnings (losses) *	282,798	-	(1,699,023)	78,395	-	(10,337)	-
170 Net income (loss) for the year *	a 8,437,298	2,155,880,000	1,613,550	7,422	4,012,246	12,208	c 27,927,318
TOTAL LIABILITIES	**778,795,953**	**76,751,857,000**	**3,613,375**	**389,995**	**8,819,147**	**1,624,778**	**102,763,330**
***Shareholders' equity** (Liabilities: 120-140-160-170)	**215,056,002**	**76,141,917,000**	**2,164,527**	**223,317**	**6,592,246**	**1,601,871**	**154,383,128**

* Pioneer Investment Management Usa Inc. is shown under "Foreign companies - Consolidated accounts.

** The equivalent in Lit. is obtained by applying the irrevocable parity with the euro/exchange rates at year-end.

a. Amount before the interim dividends paid during 2000 (EUR 8,400,000).

b. *As capital contribution.*

c. Amount after the interim dividends paid during 2000 (EUR 110,962,130).

d. Net income totalling Lst 780,201 was fully distributed during the year.

PIONEER INVESTMENT MANAGEMENT S.A. (Euro)	SAGEFI (F.F.)**	TYRERESCOM LTD (LST)**	*UNICREDIT CAPITAL* ITALIA ADVISORY COMPANY S.A. (Euro)	UNICREDIT DELAWARE INC. (U.S. $)**	*UNICREDITO* ITALIANO CAPITAL TRUST I (Euro)	*UNICREDITO* ITALIANO CAPITAL TRUST II (U.S. $)**	*UNICREDITO* ITALIANO FUNDING LLC I (Euro)	*UNICREDITO* ITALIANO FUNDING LLC II (U.S. $)**
-	46,730	-	-	-	-	-	-	-
66,005,953	500,000	-	9.539,207	137,172,922,80	1,000	1,000	1,000	1,000
22,711,758	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-
-	-	-	-	-	540,000,000	450,000,000	540,000,000	450,000,000
-	-	-	62,874	-	-	-	-	-
-	-	15,375,000	-	-	-	-	-	-
3,129	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-
-	-	3,023	-	-	-	-	-	-
126,793	1,710	-	2,707,094	3,196,282,37	10,477,835	10,118,481	10,477,835	10,118,481
88,847,833	**548,440**	**15,378,023**	**12,309,175**	**140,369,205,17**	**550,478,835**	**460,119,481**	**550,478,835**	**460,119,481**

36,905,419	-	-	-	25,000,00	-	-	-	-
18,932,492	-	-	513,291	-	-	-	-	-
-	-	-	-	140,180,000,00	-	-	-	-
-	-	3,023	9,134,899	-	-	-	-	-
602,967	14,950	-	-	63,430,00	10,477,835	10,118,481	10,477,835	10,118,481
-	-	-	-	240,00	-	-	-	-
-	-	-	-	-	540,000,000	450,000,000	540,000,000	450,000,000
150,000	500,000	100	96,730	1,000,00	1,000	1,000	1,000	1,000
15,000	5,667	b 15,374,900	9,673	89,807,01	-	-	-	-
4,636	23,675	-	-	-	-	-	-	-
32,237,119	4,148	d -	2,554,582	9,728,16	-	-	-	-
88,847,833	**548,440**	**15,378,023**	**12,309,175**	**140,369,205,17**	**550,478,835**	**460,119,481**	**550,478,835**	**460,119,481**

32,406,755	**533,490**	**16,155,201**	**2,660,985**	**100,535,17**	**1,000**	**1,000**	**1,000**	**1,000**

Financial companies - Subsidiaries - Abroad* - PROFIT AND LOSS ACCOUNT

EXPENSES	CARIVERONA IRELAND PLC (Euro)	CRTRIESTE IRELAND LTD (Lit.)	EURO CAPITAL STRUCTURES LTD (Euro)	GESTIVENETO LUXEMBOURG S.A. (Euro)	PIONEER ALTERNATIVE INVESTMENT MANAG. LTD (Euro)	PIONEER FUNDS MANAGEMENT LTD (Euro)	PIONEER INVESTMENT MANAGEMENT LTD (Euro)
10 *Interest expense and similar charges*	88,887,456	-	708	1,822	-	-	-
20 Commission expense	66,341	751,282,000	-	164,986	-	-	331,647
30 Losses from dealing in securities and Forex	140,818	-	-	-	-	-	121,317
40 Administrative expenses	1,157,756	-	3,593,597	83,475	3,227,843	9,667	34,936,260
50 Adjustments to the value of intangible and tangible fixed assets	4,830	-	72,401	3,713	-	-	1,618,486
60 Altri oneri di gestione	-	-	-	-	-	-	-
110 Extraordinary charges	-	-	-	-	-	-	-
130 Income tax for the year	930,691	243,763,000	188,711	-	456,319	347	15,306,276
140 Net income for the year	a 8,437,298	2,155,880,000	1,613,550	7,422	4,012,246	12,208	b 138,889,448
TOTAL EXPENSES	**99,625,200**	**3,150,925,000**	**5,468,967**	**261,418**	**7,696,408**	**22,212**	**191,203,434**

REVENUES	CARIVERONA IRELAND PLC (Euro)	CRTRIESTE IRELAND LTD (Lit.)	EURO CAPITAL STRUCTURES LTD (Euro)	GESTIVENETO LUXEMBOURG S.A. (Euro)	PIONEER ALTERNATIVE INVESTMENT MANAG. LTD (Euro)	PIONEER FUNDS MANAGEMENT LTD (Euro)	PIONEER INVESTMENT MANAGEMENT LTD (Euro)
10 Interest income and similar revenues	99,061,286	3,150,925,000	8,834	7,643	231,174	22,212	1,268,576
20 Dividends and other revenues	-	-	-	-	-	-	-
30 Commission income	563,914	-	5,460,133	239,911	7,465,234	-	189,934,858
40 Profits from dealing in securities and Forex	-	-	-	13,864	-	-	-
70 Other operating income	-	-	-	-	-	-	-
80 Extraordinary income	-	-	-	-	-	-	-
TOTAL REVENUES	**99,625,200**	**3,150,925,000**	**5,468,967**	**261,418**	**7,696,408**	**22,212**	**191,203,434**

* Pioneer Investment Management Usa Inc. is shown in the appropriate statement.

** *The equivalent in Lit. is obtained by applying the irrevocable parity with the euro/exchange rates at year-end.*

a. Amount before the interim dividends paid during 2000 (EUR 8,400,000).

b. Amount before the interim dividends paid during 2000 (EUR 110,962,130).

PIONEER INVESTMEMT MANAGEMENT S.A. (Euro)	SAGEFI (F.F.)**	TYRERESCOM LTD (LST)**	UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A. (Euro)	UNICREDIT DELAWARE INC. (U.S. $)**	UNICREDITO ITALIANO CAPITAL TRUST I (Euro)	UNICREDITO ITALIANO CAPITAL TRUST II (U.S. $)**	UNICREDITO ITALIANO FUNDING LLC I (Euro)	UNICREDITO ITALIANO FUNDING LLC II (U.S. $)**
-	64	-	-	9,741,860,07	9,683,886	9,896,143	9,683,886	9,896,143
383,352,491	-	-	5,341,648	-	-	-	-	-
39,707	-	-	-	-	-	-	-	-
1,005,821	14,825	-	-	254,821,85	-	-	-	-
1,502	-	-	-	-	-	-	-	-
-	-	-	8,006,569	-	-	-	-	-
-	-	-	-	298,61	-	-	-	-
-	-	-	-	5,013,00	-	-	-	-
32,237,119	4,148	780,201	2,554,582	9,728,16	-	-	-	-
416,636,640	**19,037**	**780,201**	**15,902,799**	**10,011,721,69**	**9,683,886**	**9,896,143**	**9,683,886**	**9,896,143**

1,032,226	19,037	-	163,309	9,741,860,07	9,683,886	9,896,143	9,683,886	9,896,143
-	-	780,201	-	-	-	-	-	-
415,604,414	-	-	15,670,000	14,741,67	-	-	-	-
-	-	-	-	-	-	-	-	-
-	-	-	-	254,821,85	-	-	-	-
-	-	-	69,490	298,10	-	-	-	-
416,636,640	**19,037**	**780,201**	**15,902,799**	**10,011,721,69**	**9,683,886**	**9,896,143**	**9,683,886**	**9,896,143**

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

The table does not include figures already reported by other listed Group companies.

Financial institutions (S.I.M.) - Subsidiaries - Italy - *BALANCE SHEET*

ASSETS	AUGES S.p.A. SIM (in liquidazione) (Lit.)	CREDITRAS PREVIDENZA Società per Az. di Interm. Mob. (Euro)	FIDA FINANZIARIA D'AFFARI SIM S.p.A (Lit.)	FRT FIDUCIARIA RISPARMIO TORINO SIM S.p.A (Lit.)	UNICREDITSIM S.p.A (Euro)	XELION SIM S.p.A. (Euro)
10 Cash and deposits	34,400	-	366,375	130,000	1,015	292
20 Loans to banks	669,613,592	231,025	10,372,031,387	13,356,772,058	12,730,108	19,001,301
30 Loans to financial institutions	-	-	-	-	4,703,737	-
40 Loans to customers	-	-	-	4,388,649,809	4,583,707	15,005
50 Bonds and other debt securities	-	2,729,590	54,295,625,637	-	23,538,083	-
60 Shares, quotas and other equity securities	-	-	346,356,047	-	-	-
80 Equity investments	-	-	85,906,100	-	-	-
90 Investments in Group companies	-	-	6,229,735,638	-	-	-
100 Intangible fixed assets	-	11,938	-	446,400	4,990,663	13,841,555
110 Tangible fixed assets	1,550,000	1,342	84,914,031	37,453,968	1,227,329	5,189,051
140 Other assets	31,002,000	113,142	11,577,918,580	10,207,494,628	2,988,064	475,742
150 Accrued income and pre-paid expenses	-	32,600	700,280,379	790,793	719,331	105,914
TOTAL ASSETS	**702,199,992**	**3,119,637**	**83,893,134,174**	**27,991,737,856**	**55,482,037**	**38,628,860**

LIABILITIES

LIABILITIES	AUGES S.p.A. SIM (in liquidazione) (Lit.)	CREDITRAS PREVIDENZA Società per Az. di Interm. Mob. (Euro)	FIDA FINANZIARIA D'AFFARI SIM S.p.A (Lit.)	FRT FIDUCIARIA RISPARMIO TORINO SIM S.p.A (Lit.)	UNICREDITSIM S.p.A (Euro)	XELION SIM S.p.A. (Euro)
10 Due to banks	-	-	-	2,088,654,728	35,080	-
20 Due to financial institutions	-	-	477,413	605,742,098	9,050	-
30 Due to customers	-	-	40,615,434	-	-	74,275
60 Other liabilities	111,102,042	66,044	2,403,496,397	6,511,977,876	21,228,157	20,243,570
70 Accrued liabilities and deferred income	2,501,000	29,186	24,573,809	12,390,328	1,477	10,209
80 Employee termination payments	-	-	628,178,781	289,208,723	350,406	5,437
90 Reserves for risks and charges	73,513,255	-	3,182,182,000	6,117,820,320	9,463,941	75,770
130 Capital *	4,999,981,748	2,582,284	41,000,000,000	2,500,000,000	14,977,250	51,645,690
140 Issue premiums *	-	-	13,602,875,000	-	4,803,049	-
150 Reserves *	1,000,032,831	790,421	17,770,517,743	1,922,894,620	1,070,074	-
170 Retained earnings (losses) *	(5,499,800,727)	(187,441)	-	-	-	(516,150)
180 Net income (loss) for the year *	14,869,843	(160,857)	5,040,217,597	7,943,048,963	3,543,553	(32,909,941)
TOTAL LIABILITIES	**702,198,992**	**3,119,637**	**83,693,134,174**	**27,991,737,656**	**55,482,037**	**38,628,860**

GUARANTEES AND COMMITMENTS

GUARANTEES AND COMMITMENTS	AUGES S.p.A. SIM (in liquidazione) (Lit.)	CREDITRAS PREVIDENZA Società per Az. di Interm. Mob. (Euro)	FIDA FINANZIARIA D'AFFARI SIM S.p.A (Lit.)	FRT FIDUCIARIA RISPARMIO TORINO SIM S.p.A (Lit.)	UNICREDITSIM S.p.A (Euro)	XELION SIM S.p.A. (Euro)
20 Commitments	-	-	7,652,149,961	-	9,573,717	-
TOTAL GUARANTEES AND COMMITMENTS	**-**	**-**	**7,652,149,961**	**-**	**9,573,717**	**-**

	AUGES S.p.A. SIM (in liquidazione) (Lit.)	CREDITRAS PREVIDENZA Società per Az. di Interm. Mob. (Euro)	FIDA FINANZIARIA D'AFFARI SIM S.p.A (Lit.)	FRT FIDUCIARIA RISPARMIO TORINO SIM S.p.A (Lit.)	UNICREDITSIM S.p.A (Euro)	XELION SIM S.p.A. (Euro)
*** Shareholders' equity** (Liabilities: 130-140-150-170-180)	**515,083,695**	**3,024,407**	**77,413,610,340**	**12,365,943,583**	**24,393,926**	**18,219,599**

Financial institutions (S.I.M.) - Subsidiaries - Italy - PROFIT AND LOSS ACCOUNT

	AUGES S.p.A. SIM (in liquidazione) (Lit.)	CREDITRAS PREVIDENZA Società per Az. di Interm. Mob. (Euro)	FIDA FINANZIARIA D'AFFARI SIM S.p.A (Lit.)	FRT FIDUCIARIA RISPARMIO TORINO SIM S.p.A (Lit.)	UNICREDITSIM S.p.A (Euro)	XELION SIM S.p.A. (Euro)
10 Profits (losses) from dealing in securities and Forex	-	(3,277)	46,312,243	(57,020,528)	372,086	-
20 Commission income	-	58,554	712,976,040	43,968,463,838	104,299,334	172,773
30 Commission expense	-	52,782	32,723	23,643,216,548	63,528,453	105,452
40 Interest income and similar revenues	15,992,234	129,344	3,291,178,363	495,412,376	963,130	548,618
50 Interest expense and similar charges	-	-	216,051,841	976,518	1,156	-
60 Dividends and other revenues	-		10,044,885,389	-	-	-
70 Other operating income	642	2,325	12,086,459,867	3,978,379,567	28,208	103,727
80 Administrative expenses	10,438,374	282,107	11,113,247,554	4,605,615,268	29,530,917	6,634,806
90 Adjustments to the value of intangible and tangible fixed asset	-	9,278	1,346,329,417	75,516,381	1,782,250	4,134,858
100 Provisions for risks and charges	-	-	-	-	1,307,640	60,616
110 Other operating expenses	14,147,500	-	2,703,015,604	6,045,620,907	68,185	22,802,054
120 Writedowns of loans and provisions for guarantees and commitments	-	-	-	-	79,231	-
130 Write-backs of loans and provisions for guarantees and commitments	-	-	3,512,240	-	5,079	-
170 Profit (loss) before extraordinary items and income tax	**(8,592,998)**	**(157,221)**	**10,806,647,003**	**14,014,289,631**	**9,370,005**	**(32,912,668)**
180 Extraordinary income	23,462,841	15,675	3,780,965,330	4,996,433	1,264,042	2,727
190 Extraordinary charges	-	19,311	7,047,394,736	26,237,101	1,588,786	-
200 Extraordinary income (loss)	**23,462,841**	**(3,636)**	**(3,266,429,406)**	**(21,240,668)**	**(324,744)**	**2,727**
220 Income tax for the year	-	-	2,500,000,000	6,050,000,000	5,501,708	-
230 Net income (loss) for the year	**14,869,843**	**(160,857)**	**5,040,217,597**	**7,943,048,963**	**3,543,553**	**(32,909,941)**

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

The table does not include figures already reported by other listed Group companies.

Other (non-financial) - Subsidiaries - Italy

BALANCE SHEET

ASSETS	BROKER CREDIT S.p.A. (Lit.)	CREDITO ITALIANO INTERNATIONAL SERVICES (C.I.I.S.) S.r.l. (Lit.)	QUERCIA SOFTWARE S.p.A. (Lit.)	TRIVIMM S.p.A. (Lit.)
A Shareholder receivables for contributions due	700,000,000	-	-	1,050,000,000
B Fixed assets:				
B.I *Intangible fixed assets*	434,081,260	23,130,000	369,205,601	-
B.II *Tangible fixed assets*	299,947,103	-	3,301,464,216	-
B.III *Financial fixed assets*	10,040,000	-	-	-
Total fixed assets	**744,068,363**	**23,130,000**	**3,670,669,817**	-
C Current assets:				
C.I *Inventory*	-	-	25,973,494	7,148,039,933
C.II *Loans*	10,761,657,118	64,964,194	13,210,654,513	6,882,208,822
C.III *Financial assets not classified as fixed assets*	-	-	-	-
C.IV *Liquid assets*	10,512,500,906	2,040,343	16,950,169	2,656,100,208
Total current assets	**21,274,158,024**	**67,004,537**	**13,253,578,176**	**16,686,348,963**
D Accrued income and pre-paid expenses	**43,588,854**	-	**174,727,469**	**3,369,520**
TOTAL ASSETS	**22,761,815,241**	**90,134,537**	**17,098,975,462**	**17,739,718,483**

LIABILITIES				
A Shareholders' equity:				
A.I *Capital*	2,000,000,000	50,000,000	200,000,000	2,000,000,000
A.IV *Legal reserve*	400,000,000	-	40,000,000	67,795,636
A.VI *Statutory reserves*	-	-	-	-
A.VII *Other reserves*	279,411,079	-	145,037,515	1,181,971,157
A.VIII *Retained earnings (losses)*	405,603,019	-	567,562,716	-
A.IX *Net income (loss) for the year*	337,042,528	(16,005,109)	5,142,569,993	34,779,284
Total shareholders' equity	**3,422,056,626**	**33,994,891**	**6,095,170,224**	**3,284,546,077**
B Reserves for risks and charges	**65,394,000**	-	**13,611,000**	-
C Employee termination payments	**473,529,323**	-	**1,238,191,338**	-
D Debt	**18,440,464,692**	**56,139,646**	**9,743,364,979**	**14,455,172,406**
E Accrued liabilities and deferred income	**360,370,600**	-	**8,637,921**	-
TOTAL LIABILITIES	**22,761,815,241**	**90,134,537**	**17,098,975,462**	**17,739,718,483**
Memorandum accounts	-	-	-	**6,294,642,651**
Shareholders' equity, less item A of Assets	**2,722,056,626**	**33,994,891**	**6,095,170,224**	**2,234,546,077**

PROFIT AND LOSS ACCOUNT

	BROKER CREDIT S.p.A.	C.I.I.S. S.r.l.	QUERCIA SOFTWARE S.p.A.	TRIVIMM S.p.A.
A Value of production	12,407,311,024	56,269,938	35,998,457,469	607,248,156
B Cost of production	11,292,619,529	72,686,536	26,307,612,882	606,370,910
Difference between value and cost of production	**1,114,691,495**	**(16,416,598)**	**9,690,844,587**	**877,246**
C Financial income and (charges)	244,229,778	(988,511)	(298,819,594)	76,792,636
E *Extraordinary income and (charges)*	(212,127,745)	1,400,000	-	31,558,402
Pre-tax income (loss)	**1,146,793,528**	**(16,005,109)**	**9,392,024,993**	**109,228,284**
22 Income tax for the year	809,751,000	-	4,249,455,000	74,449,000
26 Net income (loss) for the year	**337,042,528**	**(16,005,109)**	**5,142,569,993**	**34,779,284**

UNICREDITASSICURA S.r.L. (Lit.)	UNICREDIT CONSULTING S.r.L. (Lit.)	UNICREDIT PRODUZIONI ACCENTRATE S.c.p.A. (Lit.)	UNICREDIT SERVIZI INFORMATIVI S.c.p.A. (Lit.)	VERISPARMIO GES.TRI S.p.A. (Lit.)
-	-	-	-	-
256,097,083	7,118,624	44,105,400	71,810,048,017	8,870,520
267,476,228	5,257,257	159,939,293	36,080,060,723	-
6,700,000	200,000	-	-	-
530,273,311	**12,575,881**	**204,044,693**	**107,890,108,740**	**8,870,520**
-	-	-	-	-
28,650,147,541	87,078,666	402,839,958	41,772,586,493	12,268,705
2,245,903,316	-	-	-	-
52,158,231,667	62,387,847	4,468,563,277	946,304	1,367,508,773
83,054,282,524	**149,466,513**	**4,871,403,235**	**41,773,532,797**	**1,379,777,478**
106,132,239	**625,483**	**8,088,833**	**2,310,770,745**	**516,625**
83,690,688,074	**162,667,877**	**5,083,536,761**	**151,974,412,282**	**1,389,164,623**

100,000,000	190,000,000	5,000,000,000	35,000,000,000	1,000,000,000
11,030,345	-	-	35,383,721	16,913,032
-	-	-	672,172,806	-
-	-	-	-	314,968,501
209,576,539	(52,368,816)	(45,944,054)	-	-
417,258,614	4,259,754	(296,828,316)	92,773,428	8,418,690
737,865,498	**141,890,938**	**4,657,227,630**	**35,800,329,955**	**1,340,300,223**
-	-	-	-	-
122,474,905	-	**16,522,015**	**135,918,989**	-
82,793,731,296	**20,776,939**	**409,787,116**	**116,038,163,338**	**48,864,400**
36,616,375	-	-	-	-
83,690,688,074	**162,667,877**	**5,083,536,761**	**151,974,412,282**	**1,389,164,623**
-	-	-	**174,273,331,911**	-
737,865,498	**141,890,938**	**4,657,227,630**	**35,800,329,955**	**1,340,300,223**

239,992,653,712	374,892,284	1,776,307,135	214,610,544,132	-
241,084,701,754	368,626,822	2,181,941,347	212,004,657,280	31,956,770
(1,092,048,042)	**6,265,462**	**(405,634,212)**	**2,605,886,852**	**(31,956,770)**
3,064,611,934	912,292	176,727,896	(230,965,365)	53,422,260
91,620,722	(1,187,000)	-	(1,318,474,015)	(4,628,800)
2,064,184,614	**5,990,754**	**(228,906,316)**	**1,056,447,472**	**16,836,690**
1,646,926,000	1,731,000	67,922,000	963,674,044	8,418,000
417,258,614	**4,259,754**	**(296,828,316)**	**92,773,428**	**8,418,690**

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the *principal equity* investments (pursuant to item 3.1 of Notes to the Accounts).

The table does not include figures already reported by other listed Group companies.

Other (non-financial) - Subsidiaries - Abroad

BALANCE SHEET

ASSETS	SCI CORDUSIO (a) (FF) *
C.IV Liquidity available	27,510,129
Total current assets	**27,510,129**
TOTAL ASSETS	**27,510,129**

LIABILITIES	
A Shareholders' equity:	
A.I Capital	10,000
A.VIII Retained earnings (losses)	19,407,961
A.IX Net income (loss) for the year	6,631,323
Total shareholders' equity	**26,049,284**
D Debt	**1,460,845**
TOTAL LIABILITIES	**27,510,129**
Shareholders' equity	**26,049,284**

PROFIT AND LOSS ACCOUNT

A	*Value of production*	5,680,556
B	Cost of production	-
	Difference between value and cost of production	**5,680,556**
C	Financial income and (charges)	950,969
E	Extraordinary income and (charges)	(202)
	Pre-tax income	6,631,323
26	**Net income (loss) for the year**	**6,631,323**

* The equivalent in Lit. is obtained by applying the irrevocable parity with the euro.

a. Accounts data at 30.11.2000.

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

The table does not include figures already reported by other listed Group companies.

Foreign companies - Consolidated accounts - BALANCE SHEET

ASSETS	BANK PEKAO SA (Pln)*	PIONEER INVESTEMENT MANAGEMENT USA INC. (U.S. $)*
10 Cash and deposits with central banks and post offices	1,191,617,146	45,403,497
30 Loans to banks	10,513,021,416	-
40 Loans to customers	30,889,938,243	27,157
50 Bonds and other debt securities	19,797,372,147	28,324,769
60 Shares, quotas and other equity securities	173,498,471	8,549,127
70 Equity investments	346,204,716	6,197,188
80 Investments in Group companies	92,728,304	-
110 Intangible fixed assets	240,361,287	1,288,226,000
120 Tangible fixed assets	1,566,954,896	16,338,731
150 Other assets	963,984,232	48,454,364
160 Accrued income and pre-paid expenses	2,796,506,595	8,494,586
TOTAL ASSETS	**68,572,187,453**	**1,450,015,419**

LIABILITIES	BANK PEKAO SA (Pln)*	PIONEER INVESTEMENT MANAGEMENT USA INC. (U.S. $)*
10 Due to banks	6,874,905,280	300,612,116
20 Due to customers	49,721,233,250	-
30 Securities in issue	560,423,894	-
50 Other liabilities	1,584,468,725	83,841,278
60 Accrued liabilities and deferred income	3,692,247,789	8,054,171
70 Employee termination payment	5,120,043	-
80 Reserves for risks and charges	273,776,116	32,308,380
90 Credit risk reserves	265,453,204	-
130 Negative shareholders' equity differences	34,063,859	-
140 Minority portion of shareholders' equity	-	3,771,775
150 Capital *	165,748,203	1,049,871,937
160 Share premiums *	1,317,953,744	-
170 Reserves *	3,176,550,681	1,473,296
180 Revaluation reserves *	158,250,003	-
190 Retained earnings (losses) *	(39,753,756)	358,521
200 Net income (loss) for the year *	781,746,418	(30,276,055)
TOTAL LIABILITIES	**68,572,187,453**	**1,450,015,419**

GUARANTEES AND COMMITMENTS	BANK PEKAO SA (Pln)*	PIONEER INVESTEMENT MANAGEMENT USA INC. (U.S. $)*
10 Guarantees given	1,069,675,154	-
20 Commitments	9,289,905,799	-
TOTAL GUARANTEES AND COMMITMENTS	**10,359,580,953**	-

*** Shareholders'equity** (Liabilities: 100-120-130-140-150-160-170)	**5,560,495,293**	**1,021,427,699**

* The equivalent in Lit. is obtained by applying the irrevocable parity with the euro/exchange rates at year-end.

Foreign companies - Consolidated accounts - PROFIT AND LOSS ACCOUNT

		BANK PEKAO SA (Pln)*	PIONEER INVESTEMENT MANAGEMENT USA INC. (U.S. $)*
10	Interest income and similar revenues	7,358,284,110	784,029
20	Interest expense and similar charges	4,642,318,217	3,419,489
30	Dividends and other revenues	2,431,843	-
40	Commission income	955,593,081	37,527,369
50	Commission expense	163,573,586	8,910,326
60	Trading profits (losses)	423,500,082	-
70	Other operating income	438,355,533	9,448,239
80	Administrative expenses	2,201,876,920	38,972,756
90	Adjustments to the value of intangible and tangible fixed assets	256,734,310	25,803,492
100	Provisions for risks and charges	45,592,970	-
110	Other operating expenses	41,421,272	9,454
120	Writedowns of loans and provisions for guarantees and commitments	1,501,525,202	-
130	Write-backs of loans and provisions for guarantees and commitments	962,725,526	-
140	Provisions for credit risk reserves	136,857,508	-
150	Writedowns of financial fixed assets	34,929,980	-
160	Write-backs of financial fixed assets	73,711,920	-
170	Profit (loss) on investments valued at shareholders' equity	2,450,814	(5,021,219)
180	**Profit (loss) before extraordinary items and income tax**	**1,192,222,944**	**(34,377,099)**
190	Extraordinary income	78,887,178	4,304,581
200	Extraordinary charges	108,637,139	203,537
210	**Extraordinary income (loss)**	**(29,749,961)**	**4,101,044**
220	Income tax for the year	382,141,474	-
250	Minority interest - net income (loss) for the year	1,414,909	-
260	**Net income (loss) for the year**	**781,746,418**	**(30,276,055)**

* The equivalent in Lit. is obtained by applying the irrevocable parity with the euro/exchange rates at year-end.

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts)

The table does not include figures already reported by other listed Group companies

Other (insurance) - Significant influence - Italy - BALANCE SHEET

ASSETS	COMMERCIAL UNION VITA S.p.A.[a] (Lit.)	CREDITRAS ASSICURAZIONI S.p.A.[a] (Lit.)	CREDITRAS VITA S.p.A.[a] (Lit.)
Intangible assets	64,514,478,025		30,030,000
Investments	2,164,987,261,318	42,612,046,997	164,981,246,431
Investments on behalf of life-insured clients who bear the related risk and deriving from the management of pension funds	3,566,271,388,865		736,312,708,650
Technical reserves charged to re-insurers	38,191,069,300	215,799,200	79,796
Loans	167,387,760,122	7,709,204,964	39,091,250,227
Other assets components	49,535,656,110	12,153,281,431	33,106,349,780
Accrued income and pre-paid expenses	37,241,298,724	595,127,883	2,751,438,586
TOTAL ASSETS	**6,088,128,912,464**	**63,285,460,475**	**976,273,103,470**

LIABILITIES			
Shareholders' equity	118,886,514,525	18,094,183,612	49,942,941,171
Technical reserves	2,333,729,755,894	34,576,699,374	147,455,418,092
Technical reserves when the investment risk is borne by the insured and reserves deriving from the management of pension funds	3,561,417,984,000		736,312,708,650
Reserves for risks and charges	15,553,729,662	3,085,884,000	27,071,655,000
Deposits received from re-insurers	2,432,290	177,607,105	79,796
Debt and other liabilities	58,167,567,196	7,351,086,384	15,490,300,761
Accrued liabilities and deferred income	370,928,897		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**6,088,128,912,464**	**63,285,460,475**	**976,273,103,470**

Guarantees, commitments and other memorandum accounts	**5,684,947,982,702**	**45,384,338,513**	**962,468,367,867**
Shareholders' equity	**b 148,886,514,525**	**18,094,183,612**	**c 89,942,941,171**

a. Accounts data at 31.12.99.

b. Amounts takes into account the Lit. 10 billion capital increase (in addition to Lit. 20 billion in paid-in capital) carried out during 2000.

c. Amount takes into account the Lit. 40 billion capital increase carried out during 2000.

Other (insurance) - Significant influence - Italy - PROFIT AND LOSS ACCOUNT

	COMMERCIAL UNION VITA S.p.A.[a] (Lit.)	CREDITRAS ASSICURAZIONI S.p.A.[a] (Lit.)	CREDITRAS VITA S.p.A.[a] (Lit.)
Profit (loss) of non-life business	6,248,768,145	534,438	
Profit (loss) of life business	3,129,792,529		(4,494,869,344)
Income from non-life business		2,016,037,383	280,380,391
Capital and financial expense relating to non-life business		747,205,477	113,088,633
Portion of profits on investments transferred to non-life business account		(805,805,453)	
Other income	28,375,790,264	165,705,590	693,874,142
Other charges	2,358,204,430	4,258,066	37,924,339
Profit (loss) before extraordinary items and income tax	**29,147,378,363**	**6,873,242,122**	**(3,671,093,345)**
Extraordinary income	15,555,680,225	326,929,439	29,411,934
Extraordinary charges	23,606,504,139	8,904,391	7,314,803
Profit (loss) before extraordinary items	**(8,050,823,914)**	**318,025,048**	**22,097,131**
Pre-tax profit (loss)	21,096,554,449	7,191,267,170	(3,648,996,214)
Income tax for the year	10,635,959,884	2,888,917,000	2,046,375,000
Net income (loss) for the year	***10,460,594,565***	***4,302,350,170***	***(5,695,371,214)***

a. Accounts data at 31.12.1999

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

The table does not include figures already reported by other listed Group companies.

Financial companies - Significant influence - Italy

BALANCE SHEET

ASSETS	FIDIA S.p.A.[a] (Lit.)	PROMINVESTMENT S.p.A.[a] (Lit.)
10 Cash and deposits	796,700	978,200
20 Loans to banks	332,860,822	742,841,084
40 Loans to customers		2,324,695,755
50 Bonds and other fixed-income securities	8,257,715,667	
60 Shares, quotas and other equity securities	25,352,788,512	
90 Intangible fixed assets	74,755,004	15,090,769
100 Tangible fixed assets	83,502,976	30,247,606
130 Other assets	1,096,530,627	318,408,452
140 Accrued income and pre-paid expenses	80,071,871	33,489,559
TOTAL ASSETS	**35,279,022,179**	**3,465,751,425**

LIABILITIES	FIDIA S.p.A.[a] (Lit.)	PROMINVESTMENT S.p.A.[a] (Lit.)
50 Other liabilities	2,365,601,586	483,124,672
60 Accrued liabilities and deferred income		709,013,838
70 Employee termination payment	299,006,792	94,197,291
80 Reserves for risks and charges	878,451,000	540,639,481
120 Capital *	30,000,000,000	1,000,000,000
140 Reserves *	1,100,100,000	970,938,932
160 Retained earnings (losses) *	1,760,307	
170 Net income (loss) for the year *	634,102,494	(332,162,789)
TOTAL LIABILITIES	**35,279,022,179**	**3,465,751,425**

GUARANTEES AND COMMITMENTS	FIDIA S.p.A.[a] (Lit.)	PROMINVESTMENT S.p.A.[a] (Lit.)
10 Guarantees given		1,500,000,000
TOTAL GUARANTEES AND COMMITMENTS		**1,500,000,000**
* **Shareholders' equity** (Liabilities: 120-140-160-170)	**31,735,962,801**	**1,638,776,143**

PROFIT AND LOSS ACCOUNT

EXPENSES	FIDIA S.p.A.[a] (Lit.)	PROMINVESTMENT S.p.A.[a] (Lit.)
10 Interest expense and similar charges	97,254	
20 Commission expense	2,626,937,897	2,479,453
30 Losses from dealing in securities and Forex	25,482,191	
40 Administrative expenses	3,974,325,299	1,477,871,610
50 Adjustments to the value of intangible and tangible fixed assets	122,144,062	36,929,600
60 Other operating expenses	66,461,641	
70 Provisions for risks and charges		64,166,692
90 Writedowns of loans and provisions for guarantees and commitments		11,471,320
110 Extraordinary charges		19,289,840
130 Income tax for the year	878,451,000	42,967,917
140 Net income for the year	634,102,494	
TOTAL EXPENSES	**8,328,001,838**	**1,655,176,432**

REVENUES	FIDIA S.p.A.[a] (Lit.)	PROMINVESTMENT S.p.A.[a] (Lit.)
10 Interest income and similar revenues	329,395,752	39,173,015
30 Commission income	7,988,974,252	1,283,333,833
70 Other operating income	680,000	43,545
80 Extraordinary income	8,951,834	463,250
100 Net loss for the year		332,162,789
TOTAL REVENUES	**8,328,001,838**	**1,655,176,432**

a. Accounts data at 31.12.1999.

Statement of Balance Sheet and Profit and Loss figures as at 31.12.2000 for the principal equity investments (pursuant to item 3.1 of Notes to the Accounts).

The table does not include figures already reported by other listed Group companies.

Other (non-financial) - Significant influence - Italy

BALANCE SHEET

		BALDINI & CASTOLDI S.p.A. [a] (Lit.)	LA COMPAGNIE FIDUCIAIRE S.p.A. IN LIQUIDATION ** (Lit.)
ASSETS			
B	**Fixed assets:**		
B.I	Intangible fixed assets	864,565,946	
B.II	Tangible fixed assets	194,731,301	
B.III	Financial fixed assets	293,109,896	
Total fixed assets		**1,352,407,143**	
C	**Current assets:**		
C.I	Inventory	2,970,995,920	
C.II	Loans	14,098,122,324	120,334,590
C.IV	Liquidity available	29,596,272	8,669,802
Total current assets		**17,098,714,516**	**129,004,392**
D	**Accrued income and pre-paid expenses**	**170,511,622**	**140,750**
TOTAL ASSETS		**18,621,633,281**	**129,145,142**

		BALDINI & CASTOLDI S.p.A. [a] (Lit.)	LA COMPAGNIE FIDUCIAIRE S.p.A. IN LIQUIDATION ** (Lit.)
LIABILITIES			
A	**Shareholders' equity:**		
A.I	Capital	150,000,000	1,500,000,000
A.IV	Legal reserve	30,000,000	
A.VII	Other reserves	140,482,000	
	Shareholders' contributions		332,000,000
A.VIII	Retained earnings (losses)	122,938,663	(1,697,820,647)
A.IX	Net income (loss) for the year	95,344,486	(58,585,005)
Total shareholders' equity		**538,765,149**	**75,594,348**
B	Reserves for risks and charges	235,000,000	
C	Employee termination payment	209,496,399	
D	Debt	17,526,330,065	53,550,794
E	Accrued liabilities and deferred income	112,041,668	
TOTAL LIABILITIES		**18,621,633,281**	**129,145,142**
Memorandum accounts		**4,407,448,907**	**302,090,618**
Shareholders' equity		**b 588,765,149**	**75,594,348**

PROFIT AND LOSS ACCOUNT

		BALDINI & CASTOLDI S.p.A.	LA COMPAGNIE FIDUCIAIRE S.p.A. IN LIQUIDATION
A	Value of production	14,826,641,245	
B	Cost of production	14,219,929,909	(58,850,453)
Difference between value and cost of production		**606,711,336**	**(58,850,453)**
C	Financial income and (charges)	(496,100,516)	191,980
D	Writedowns of financial fixed assets	3,407,992	
E	Extraordinary income and (charges)	19,483,658	73,468
Pre-tax income (loss)		**126,686,486**	**(58,585,005)**
22	Income tax for the year	31,342,000	
26	**Net income (loss) for the year**	**95,344,486**	**(58,585,005)**

a. Accounts data at 31.12.1999.

b. Amount takes into account the capital increase to Lit. 200 million carried out during 2000.

* Financial company that prepares its accounts for the year in accordance with Legislative Decree 127/91 since it is in liquidation.

External Auditors' Report

319

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
UniCredito Italiano SpA

1 We have audited the consolidated financial statements of *UNICREDITO ITALIANO GROUP* as of 31 December, 2000. These financial statements are the responsibility of *UNICREDITO ITALIANO SPA*'s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free
320 of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain subsidiaries, which represent about 22% of consolidated assets and about 25% of its consolidated interest income and similar revenues respectively, have been examined by other auditors who have supplied us with audit opinions thereon. The opinion we express in this report as to the accounts of the above mentioned consolidated companies is also based on audits performed by other auditors.

As required by existing law and reported in the notes to the financial statements, in order to facilitate a more effective comparison, the company has restated the prior year consolidated financial statements, taking account of the modification in the scope of the consolidation. These restated figures were not the subject of our audit. For the opinion issued on the consolidated financial statements as at 31 December, 1999 as originally stated and attached to the financial statements, reference is made to our report issued on 11 April, 2000 (reissued on 2 May, 2000).

3 In our opinion, the consolidated financial statements of *UNICREDITO ITALIANO GROUP* as of 31 December, 2000 comply with the laws governing the criteria for their preparation;

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

accordingly, they give a true and fair view of the consolidated financial position and of the consolidated results of operations of the Group.

4 As indicated in the notes to the financial statements, the companies involved have determined the amount of the income tax for this year and for the two preceding , taking account of the tax concession in accordance with article No. 461/1998 and the relevant decree No. 153/1999. These concessions regarding the tax treatment applicable to the activity of bank restructuring are the subject of an investigation started by the European Commission in October 2000, which attempts to determine whether these concessions are in violation of European Union Law. Following these events and in compliance with a request from CONSOB in notification No. 1011405 dated 15 February, 2001, the information requested regarding the accounting treatment of these tax concessions in the item "Provision for risks and charges – other provisions" were disclosed in the notes to the financial statements.

Milan 11 April, 2001

PricewaterhouseCoopers SpA

Antonio Taverna
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

Branch Networks in Italy and Offices abroad



323

Group Branches in Italy

ABRUZZO	
Chieti	
Chieti	2
Francavilla al Mare	1
Lanciano	1
Ortona	1
Vasto	3
L'Aquila	
Avezzano	2
L'Aquila	1
Pescara	
Montesilvano	1
Pescara	6
Teramo	
Giulianova	1
Roseto degli Abruzzi	1
Teramo	2
BASILICATA	
Matera	
Matera	1
Potenza	
Melfi	1
Potenza	2
CALABRIA	
Catanzaro	
Catanzaro	2
Lamezia Terme	1
Soverato	1
Cosenza	
Belvedere Marittimo	1
Castrovillari	1
Cosenza	2
Rende	1
Rossano	1
San Marco Argentano	1
Crotone	
Crotone	1
Reggio Calabria	
Melito di Porto Salvo	1
Palmi	1
Reggio di Calabria	2
CAMPANIA	
Avellino	
Ariano Irpino	1
Atripalda	1
Avellino	1
Benevento	
Benevento	1
Caserta	
Aversa	1
Caserta	1
Marcianise	1
Naples	
Afragola	1
Capri	1
Casoria	2
Castellammare di Stabia	2
Ercolano	1
Frattamaggiore	1
Giugliano in Campania	1
Gragnano	1
Ischia	1
Marano di Napoli	1
Naples	24
Nola	1
Pomigliano d'Arco	1
Portici	1
Pozzuoli	1
Quarto	1
San Giorgio a Cremano	2
San Giuseppe Vesuviano	1
Sorrento	1
Torre Annunziata	1
Torre Del Greco	2
Salerno	
Battipaglia	1
Cava De' Tirreni	1
Eboli	1
Nocera Inferiore	1
Salerno	4
Sarno	1
Scafati	1
EMILIA ROMAGNA	
Bologna	
Anzola dell'Emilia	1
Argelato	3
Baricella	1
Bazzano	1
Bentivoglio	1
Bologna	70
Borgo Tossignano	1
Budrio	2
Calderara di Reno	2
Camugnano	1
Casalecchio di Reno	3
Castel d'Aiano	1
Castel Guelfo di Bologna	1
Castel Maggiore	1
Castel San Pietro Terme	1
Castello d'Argile	1
Castello di Serravalle	1
Castenaso	1
Castiglione dei Pepoli	3
Crespellano	3
Crevalcore	2
Dozza	1
Gaggio Montano	2
Galliera	1
Granaglione	1
Granarolo dell'Emilia	3
Imola	5
Lizzano in Belvedere	2
Loiano	1
Malalbergo	2
Marzabotto	1
Medicina	2
Minerbio	1
Molinella	2
Monghidoro	1
Monte San Pietro	2
Monterenzio	1
Monteveglio	1
Monzuno	2
Ozzano dell'Emilia	1
Pianoro	3
Pieve di Cento	1
Porretta Terme	1
Sala Bolognese	1
San Giorgio di Piano	1
San Giovanni in Persiceto	3
San Lazzaro di Savena	2
San Pietro in Casale	1
Sant'Agata Bolognese	1
Sasso Marconi	2
Savigno	1
Vergato	2
Zola Predosa	2
Ferrara	
Argenta	2
Bondeno	1
Cento	2
Codigoro	1
Comacchio	2
Copparo	1
Ferrara	8
Poggio Renatico	1
Portomaggiore	1
Tresigallo	1
Forlì	
Bagno di Romagna	1
Bertinoro	1
Borghi	1
Castrocaro Terme e Terra del Sole	1
Cesena	8
Cesenatico	1
Civitella di Romagna	1
Dovadola	1
Forlì	14
Forlimpopoli	1
Galeata	1
Gambettola	1
Gatteo	1
Longiano	1
Meldola	1
Mercato Saraceno	1
Modigliana	1
Predappio	2
Premilcuore	1
Rocca San Casciano	1
Roncofreddo	1
San Mauro Pascoli	1
Santa Sofia	1
Sarsina	1
Savignano sul Rubicone	1
Sogliano al Rubicone	1
Verghereto	2
Modena	
Bastiglia	1
Bomporto	2
Campogalliano	2
Camposanto	1
Carpi	10
Castelfranco Emilia	4
Castelnuovo Rangone	2
Castelvetro di Modena	1
Cavezzo	1
Concordia sulla Secchia	1
Finale Emilia	1
Fiorano Modenese	2
Formigine	6
Guiglia	1
Maranello	2
Marano sul Panaro	1
Mirandola	3
Modena	26
Nonantola	1
Novi di Modena	2
Palagano	1
Pavullo nel Frignano	3
Polinago	1
Prignano Sulla Secchia	1
Ravarino	1
San Cesario sul Panaro	1
San Possidonio	1
Sassuolo	8
Savignano sul Panaro	1
Serramazzoni	1
Soliera	1
Spilamberto	1
Vignola	3
Zocca	1
Parma	
Collecchio	1
Colorno	1
Fidenza	2

Fontanellato	1
Langhirano	1
Noceto	1
Parma	17
Salsomaggiore Terme	1
Traversetolo	1
Piacenza	
Borgonovo Val Tidone	1
Castel San Giovanni	1
Fiorenzuola d'Arda	1
Monticelli d'Ongina	1
Piacenza	10
Ravenna	
Alfonsine	2
Bagnacavallo	3
Bagnara di Romagna	1
Brisighella	1
Casola Valsenio	1
Castel Bolognese	1
Cervia	4
Conselice	2
Cotignola	1
Faenza	6
Fusignano	1
Lugo	4
Massa Lombarda	1
Ravenna	21
Riolo Terme	1
Russi	2
Sant'Agata sul Santerno	1
Solarolo	1
Reggio Emilia	
Albinea	1
Casalgrande	2
Correggio	2
Guastalla	1
Montecchio Emilia	1
Novellara	1
Poviglio	1
Reggio nell'Emilia	14
Reggiolo	1
Rubiera	1
San Polo d'Enza	1
Sant'ilario d'Enza	1
Scandiano	1
Rimini	
Bellaria	2
Cattolica	2
Coriano	2
Misano Adriatico	1
Morciano di Romagna	1
Poggio Berni	1
Riccione	4
Rimini	15
Saludecio	1
San Giovanni in Marignano	1
Santarcangelo di Romagna	2
Torriana	1
Verucchio	1
FRIULI VENEZIA GIULIA	
Gorizia	
Cormons	1
Gorizia	4
Gradisca d'Isonzo	1
Grado	3
Monfalcone	3
Ronchi dei Legionari	1
Staranzano	1
Pordenone	
Aviano	1
Azzano Decimo	1
Brugnera	1
Caneva	1
Casarsa della Delizia	2
Chions	1
Cordenons	2
Cordovado	1
Fiume Veneto	1
Fontanafredda	1
Maniago	2
Montereale Valcellina	1
Pasiano di Pordenone	1
Polcenigo	1
Porcia	2
Pordenone	5
Prata di Pordenone	1
Roveredo in Piano	1
Sacile	1
San Vito al Tagliamento	1
Sequals	1
Spilimbergo	3
Travesio	1
Valvasone	1
Trieste	
Duino-Aurisina	1
Monrupino	1
Muggia	2
San Dorligo della Valle	1
Trieste	40
Udine	
Aquileia	1
Artegna	1
Basiliano	1
Bordano	1
Buia	1
Buttrio	1
Campoformido	1
Carlino	1
Cervignano del Friuli	1
Cividale del Friuli	2
Codroipo	1
Faedis	1
Fagagna	1
Gemona del Friuli	1
Latisana	1
Lignano Sabbiadoro	4
Majano	1
Manzano	1
Martignacco	1
Mereto di Tomba	1
Moggio Udinese	1
Mortegliano	1
Ovaro	1
Pagnacco	1
Palmanova	1
Paluzza	1
Pasian di Prato	1
Pavia di Udine	2
Pontebba	1
Porpetto	1
Povoletto	1
Pozzuolo del Friuli	1
Reana del Roiale	1
Remanzacco	1
San Daniele del Friuli	1
San Giorgio di Nogaro	1
San Giovanni al Natisone	2
Talmassons	1
Tarcento	1
Tarvisio	1
Tavagnacco	2
Teor	1
Tolmezzo	2
Torviscosa	1
Tricesimo	1
Udine	17
Varmo	1
Venzone	1
LATIUM	
Frosinone	
Frosinone	1
Latina	
Aprilia	1
Latina	3
Rieti	
Cittaducale	3
Fara in Sabina	1
Greccio	1
Poggio Bustone	1
Poggio Mirteto	1
Rieti	4
Rome	
Campagnano di Roma	1
Castelnuovo di Porto	1
Ciampino	1
Civitavecchia	1
Fiumicino	1
Frascati	1
Grottaferrata	1
Guidonia Montecelio	2
Ladispoli	1
Monterotondo	1
Nettuno	1
Palombara Sabina	1
Pomezia	3
Rome	146
Sacrofano	1
Velletri	1
Viterbo	
Civita Castellana	1
Viterbo	1
LIGURIA	
Genoa	
Chiavari	1
Genoa	33
Imperia	
Imperia	2
San Remo	3
Taggia	1
Ventimiglia	1
La Spezia	
La Spezia	4
Sarzana	1
Savona	
Alassio	1
Albenga	2
Albisola Superiore	1
Cairo Montenotte	1
Loano	1
Savona	2
Vado Ligure	1
LOMBARDY	
Bergamo	
Almé	1
Bergamo	10
Bolgare	1
Capriate San Gervasio	1
Cazzano Sant'Andrea	1
Credaro	1
Curno	1
Fiorano al Serio	1
Gandino	1
Lallio	1
Seriate	1

Treviglio	1
Villa d'Almé	1
Brescia	
Brescia	14
Chiari	1
Desenzano del Garda	2
Flero	1
Lonato	1
Lumezzane	1
Manerbio	1
Montichiari	1
Ospitaletto	1
Padenghe sul Garda	1
Palazzolo sull'Oglio	2
Rovato	1
Sarezzo	1
Como	
Appiano Gentile	1
Cantù	1
Cirimido	1
Como	5
Erba	1
Mariano Comense	1
Cremona	
Casalmaggiore	1
Crema	1
Cremona	3
Lecco	
Lecco	1
Merate	1
Lodi	
Casalpusterlengo	1
Codogno	1
Lodi	1
Mantova	
Goito	2
Asola	1
Bigarello	1
Castel d'Ario	1
Castel Goffredo	1
Castelbelforte	1
Castiglione delle Stiviere	2
Curtatone	1
Mantova	9
Marcaria	1
Moglia	2
Motteggiana	1
Ostiglia	1
Pegognaga	1
Poggio Rusco	1
Porto Mantovano	1
Quistello	1
San Benedetto Po	1
San Giorgio di Mantova	1
Sermide	1
Sustinente	1
Suzzara	2
Viadana	2
Virgilio	2
Milan	
Abbiategrasso	1
Bollate	3
Castano Primo	1
Cernusco sul Naviglio	1
Cesano Maderno	1
Cinisello Balsamo	2
Cologno Monzese	1
Corsico	1
Lainate	1
Legnano	2
Limbiate	1
Lissone	1
Meda	1
Melzo	1
Milan	98
Monza	4
Novate Milanese	1
Paderno Dugnano	1
Parabiago	1
Rho	3
Rozzano	1
San Donato Milanese	2
Segrate	1
Seregno	1
Sesto San Giovanni	2
Vimercate	2
Pavia	
Mortara	2
Pavia	3
Stradella	1
Vigevano	3
Voghera	2
Sondrio	
Sondrio	1
Varese	
Busto Arsizio	4
Cassano Magnago	1
Gallarate	2
Lonate Pozzolo	1
Olgiate Olona	1
Saronno	3
Sesto Calende	1
Somma Lombardo	1
Tradate	1
Varese	4
MARCHES	
Ancona	
Agugliano	1
Ancona	18
Camerano	1
Castelfidardo	1
Chiaravalle	1
Fabriano	1
Falconara Marittima	2
Jesi	3
Loreto	1
Numana	2
Osimo	4
Polverigi	1
Senigallia	1
Sirolo	1
Ascoli Piceno	
Ascoli Piceno	3
Grottammare	2
Porto San Giorgio	2
San Benedetto del Tronto	4
Macerata	
Civitanova Marches	4
Corridonia	1
Macerata	5
Matelica	1
Montecosaro	1
Porto Recanati	1
Recanati	1
Tolentino	1
Pesaro	
Cagli	1
Fano	4
Fermignano	1
Fossombrone	1
Gabicce Mare	1
Mondolfo	1
Montelabbate	1
Pesaro	10
Urbino	3
MOLISE	
Campobasso	
Bojano	1
Campobasso	5
Campomarino	1
Casacalenda	1
Castelmauro	1
Cercemaggiore	1
Larino	1
Montefalcone nel Sannio	1
Riccia	1
Santa Croce di Magliano	1
Termoli	1
Trivento	1
Isernia	
Agnone	1
Carovilli	1
Frosolone	1
Isernia	3
Venafro	1
PIEDMONT	
Alessandria	
Acqui Terme	3
Alessandria	8
Arquata Scrivia	1
Balzola	1
Bistagno	1
Casale Monferrato	3
Fubine	1
Gavi	1
Giarole	1
Lu	1
Mirabello Monferrato	1
Molare	1
Morano sul Po	1
Novi Ligure	1
Ovada	1
Tortona	2
Valenza	2
Vignale Monferrato	1
Visone	1
Asti	
Asti	6
Canelli	1
Casorzo	1
Castelnuovo Calcea	1
Castelnuovo Don Bosco	1
Montechiaro d'Asti	1
Montiglio	1
Nizza Monferrato	2
San Damiano d'Asti	1
Viarigi	1
Villanova d'Asti	1
Biella	
Biella	4
Cossato	1
Occhieppo Inferiore	1
Trivero	1
Vigliano Biellese	2
Cuneo	
Alba	3
Bagnolo Piemonte	1
Barge	1
Bene Vagienna	1
Boves	1
Bra	2
Busca	2
Canale	1
Carrù	1
Cavallermaggiore	1
Centallo	1

Ceva	1
Cherasco	1
Cuneo	5
Dogliani	1
Dronero	1
Fossano	1
Garessio	1
La Morra	1
Mondovì	2
Moretta	1
Narzole	1
Neive	1
Novello	1
Ormea	1
Paesana	1
Polonghera	1
Racconigi	2
Revello	1
Saluzzo	2
Santo Stefano Belbo	1
Savigliano	2
Sommariva del Bosco	1
Sommariva Perno	1
Venasca	1
Verzuolo	1
Villafalletto	1
Novara	
Arona	2
Barengo	1
Bellinzago Novarese	1
Biandrate	1
Borgomanero	3
Cameri	1
Carpignano Sesia	1
Casalino	1
Castelletto Sopra Ticino	1
Cerano	1
Galliate	1
Ghemme	1
Gozzano	1
Novara	8
Oleggio	1
Romagnano Sesia	1
San Maurizio d'Opaglio	1
Trecate	1
Veruno	1
Turin	
Agliè	1
Airasca	1
Ala di Stura	1
Albiano d'Ivrea	1
Almese	1
Alpignano	2
Avigliana	1
Azeglio	1
Balangero	1
Banchette	1
Barbania	1
Bardonecchia	1
Beinasco	2
Bibiana	1
Bollengo	1
Borgaro Torinese	2
Borgofranco d'Ivrea	1
Borgomasino	1
Bosconero	1
Brandizzo	1
Bricherasio	1
Bruino	1
Brusasco	1
Buriasco	1
Bussoleno	1
Buttigliera Alta	1
Cafasse	1
Caluso	1
Cambiano	1
Campiglione-Fenile	1
Candia Canavese	1
Candiolo	1
Carignano	1
Carmagnola	3
Casalborgone	1
Cascinette d'Ivrea	1
Caselle Torinese	2
Casellette	1
Castagnole Piemonte	1
Castellamonte	1
Castiglione Torinese	1
Cavour	1
Ceres	1
Chieri	3
Chivasso	1
Ciriè	2
Coazze	1
Collegno	5
Condove	1
Corio	1
Cossano Canavese	1
Cumiana	1
Cuorgné	1
Druento	1
Favria	1
Fiano	1
Foglizzo	1
Forno Canavese	1
Frossasco	1
Gassino Torinese	1
Giaveno	1
Givoletto	1
Grugliasco	2
Ivrea	5
La Loggia	1
Lanzo Torinese	1
Leini	1
Lessolo	1
Locana	1
Lombardore	1
Luserna San Giovanni	1
Mathi	1
Mazzé	1
Moncalieri	7
Montalto Dora	1
Montanaro	1
Nichelino	4
Nole	1
None	1
Orbassano	4
Oulx	1
Ozegna	1
Pancalieri	1
Pavone Canavese	1
Pecetto Torinese	1
Perosa Argentina	1
Pessinetto	1
Pianezza	1
Pinasca	1
Pinerolo	5
Pino Torinese	1
Piobesi Torinese	1
Piossasco	2
Piscina	1
Piverone	1
Poirino	1
Pont-Canavese	1
Pralormo	1
Reano	1
Rivalta di Torino	2
Rivarolo Canavese	2
Rivoli	6
Robassomero	1
Rocca Canavese	1
Ronco Canavese	1
Rondissone	1
San Benigno Canavese	1
San Giorgio Canavese	1
San Giusto Canavese	1
San Maurizio Canavese	1
San Mauro Torinese	3
San Raffaele Cimena	1
San Secondo di Pinerolo	1
Sant'Ambrogio di Torino	1
Sant'Antonino di Susa	1
Santena	1
Scalenghe	1
Sestriere	1
Settimo Torinese	5
Settimo Vittone	1
Sparone	1
Strambino	1
Susa	1
Turin	107
Torre Pellice	1
Trofarello	1
Val Della Torre	1
Valperga	1
Vauda Canavese	1
Venaria	3
Verolengo	1
Vestignè	1
Vigone	1
Villafranca Piemonte	1
Villar Pellice	1
Villar Perosa	1
Vinovo	2
Vistrorio	1
Viù	1
Volpiano	1
Volvera	1
Verbania	
Baveno	1
Casale Corte Cerro	1
Crevoladossola	1
Domodossola	2
Omegna	1
Verbania	2
Vercelli	
Borgosesia	2
Cigliano	1
Crescentino	1
Gattinara	1
Saluggia	1
Santhià	1
Varallo	1
Vercelli	3
APULIA	
Bari	
Acquaviva delle Fonti	1
Altamura	1
Andria	1
Bari	12
Barletta	2
Bisceglie	1
Capurso	1
Castellana Grotte	1
Conversano	1
Gravina In Puglia	1
Molfetta	1
Monopoli	1
Noicattaro	1

Putignano	1
Santeramo In Colle	1
Trani	1
Brindisi	
Brindisi	3
Fasano	1
Mesagne	2
Foggia	
Cerignola	1
Foggia	5
Lucera	1
Manfredonia	1
Monte Sant'Angelo	1
Orta Nova	1
San Severo	1
Torremaggiore	1
Troia	1
Lecce	
Calimera	1
Campi Salentina	1
Carmiano	1
Casarano	1
Castrignano de' Greci	1
Castro	1
Copertino	1
Cursi	1
Diso	1
Galatina	1
Galatone	1
Gallipoli	1
Lecce	6
Leverano	1
Maglie	1
Martano	1
Monteroni di Lecce	1
Montesano Salentino	1
Muro Leccese	1
Nardò	2
Novoli	1
Otranto	1
Parabita	1
Poggiardo	1
Ruffano	1
Scorrano	1
Taurisano	1
Taviano	1
Tricase	1
Tuglie	1
Ugento	1
Veglie	1
Taranto	
Castellaneta	1
Grottaglie	1
Manduria	1
Martina Franca	1
Pulsano	1
Taranto	8
SARDINIA	
Cagliari	
Assemini	1
Cagliari	8
Carbonia	1
Dolianova	1
Iglesias	2
Monserrato	1
Quartu Sant'Elena	1
San Gavino Monreale	1
Selargius	1
Senorbì	1
Serramanna	1
Sinnai	1
Nuoro	
Bosa	1
Macomer	1
Nuoro	1
Oristano	
Cabras	1
Oristano	1
Sassari	
Alghero	1
Arzachena	1
Olbia	2
Ozieri	1
Porto Torres	1
Sassari	2
Tempio Pausania	1
Valledoria	1
SICILY	
Agrigento	
Agrigento	1
Canicattì	1
Licata	1
Palma di Montechiaro	2
Sciacca	1
Catania	
Acireale	1
Catania	8
Giarre	1
Paternò	1
Messina	
Barcellona Pozzo di Gotto	1
Capo d'Orlando	1
Messina	7
Milazzo	1
Palermo	
Bagheria	1
Palermo	11
Ragusa	
Ragusa	1
Siracusa	
Augusta	1
Lentini	1
Siracusa	2
Trapani	
Marsala	2
Mazara del Vallo	1
Trapani	1
TUSCANY	
Arezzo	
Arezzo	5
Bibbiena	1
San Giovanni Valdarno	2
Florence	
Empoli	1
Florence	18
Marradi	1
Palazzuolo sul Senio	1
Pontassieve	1
Scandicci	2
Sesto Fiorentino	3
Grosseto	
Grosseto	1
Livorno	
Livorno	8
Piombino	1
Lucca	
Capannori	1
Lucca	4
Seravezza	1
Viareggio	1
Massa Carrara	
Carrara	2
Massa	1
Pisa	
Pisa	1
Pontedera	1
San Miniato	1
Santa Croce sull'Arno	1
Pistoia	
Montecatini-Terme	1
Pistoia	4
Prato	
Montemurlo	1
Prato	7
Vernio	1
Siena	
Siena	1
TRENTINO ALTO ADIGE	
Bolzano	
Bolzano	3
Bressanone	1
Egna	1
Trento	
Ala	1
Albiano	1
Aldeno	1
Andalo	1
Arco	1
Avio	1
Baselga di Piné	1
Bleggio Inferiore	1
Borgo Valsugana	1
Calceranica al Lago	1
Canazei	1
Cavalese	1
Cembra	1
Cles	2
Coredo	1
Denno	1
Dimaro	1
Dro	1
Fiera di Primiero	1
Folgaria	1
Fondo	1
Grumes	1
Lavarone	1
Lavis	1
Levico Terme	1
Luserna	1
Malé	1
Mezzocorona	1
Mezzolombardo	1
Moena	1
Molveno	1
Mori	2
Nago-Torbole	1
Ossana	1
Pergine Valsugana	1
Pieve di Ledro	1
Pieve Tesino	1
Pinzolo	2
Pozza di Fassa	1
Predazzo	1
Riva del Garda	4
Rovereto	5
Siror	1
Storò	1
Strigno	1
Taio	1
Tesero	1
Tione di Trento	1
Trento	17
Vezzano	1
Villa Lagarina	1
Volano	1

UMBRIA

Perugia

Assisi	5
Bastia	2
Castiglione del Lago	2
Città della Pieve	1
Città di Castello	1
Corciano	1
Deruta	2
Foligno	2
Fossato di Vico	1
Fratta Todina	1
Gualdo Tadino	2
Gubbio	3
Magione	4
Marsciano	2
Panicale	1
Perugia	25
Scheggia e Pascelupo	1
Spello	1
Spoleto	2
Todi	2
Tuoro sul Trasimeno	1
Umbertide	3
Valfabbrica	1

Terni

Narni	1
Orvieto	1
Terni	4

AOSTA VALLEY

Aosta

Aosta	7
Ayas	1
Brusson	1
Chatillon	1
Courmayeur	1
Gressoney-Saint-Jean	1
La Salle	1
La Thuile	1
Morgex	1
Pollein	1
Pont-Saint-Martin	1
Pré-Saint-Didier	1
Saint-Vincent	2
Valtournenche	3
Verres	1

VENETO

Belluno

Agordo	1
Alano di Piave	2
Alleghe	2
Arsié	1
Auronzo di Cadore	1
Belluno	8
Borca di Cadore	1
Calalzo di Cadore	1
Cencenighe Agordino	1
Cesiomaggiore	1
Chies d'Alpago	1
Cibiana di Cadore	1
Comelico Superiore	2
Cortina d'Ampezzo	2
Danta	1
Domegge di Cadore	1
Falcade	1
Farra d'Alpago	1
Feltre	3
Fonzaso	1
Forno di Zoldo	1
Gosaldo	1
Lamon	1
Lentiai	1
Limana	1
Livinallongo del Col di Lana	2
Longarone	1
Lorenzago di Cadore	1
Lozzo di Cadore	1
Mel	1
Pedavena	1
Pieve d'Alpago	1
Pieve di Cadore	1
Ponte nelle Alpi	1
Puos d'Alpago	1
Quero	1
Rivamonte Agordino	1
San Gregorio elle Alpi	1
San Pietro di Cadore	1
Santa Giustina	1
Santo Stefano di Cadore	2
Sappada	1
Sedico	1
Selva di Cadore	1
Seren del Grappa	1
Sospirolo	1
Sovramonte	1
Tambre	1
Trichiana	1
Valiada Agordina	1
Vas	1
Vigo di Cadore	1
Zoldo Alto	1
Zoppé di Cadore	1

Padua

Abano Terme	1
Agna	1
Anguillara Veneta	1
Arzergrande	1
Campodarsego	1
Camposampiero	2
Casale di Scodosia	1
Cittadella	3
Conselve	1
Due Carrare	1
Este	1
Galliera Veneta	1
Limena	1
Loreggia	1
Mestrino	1
Monselice	1
Montagnana	1
Montegrotto Terme	1
Padua	22
Pernumia	1
Piazzola sul Brenta	1
Piove di Sacco	2
Polverara	1
Ponte San Nicolò	1
Rubano	1
San Martino di Lupari	1
San Pietro Viminario	1
Saonara	1
Selvazzano Dentro	1
Teolo	1
Terrassa Padovana	1
Vigonza	1

Rovigo

Adria	1
Badia Polesine	1
Frassinelle Polesine	1
Guarda Veneta	1
Lendinara	1
Occhiobello	1
Porto Viro	1
Rovigo	7
Taglio di Po	1

Treviso

Asolo	2
Caerano di San Marco	1
Carbonera	1
Casale sul Sile	1
Casier	1
Castelfranco Veneto	5
Chiarano	1
Codogné	1
Colle Umberto	1
Conegliano	7
Cornuda	1
Crespano del Grappa	1
Farra di Soligo	1
Follina	1
Fontanelle	1
Fonte	1
Gaiarine	1
Giavera del Montello	1
Godega di Sant'urbano	1
Istrana	1
Loria	1
Mansué	1
Mareno di Piave	1
Maserada sul Piave	1
Mogliano Veneto	4
Monastier di Treviso	1
Montebelluna	5
Morgano	1
Moriago della Battaglia	1
Motta di Livenza	3
Nervesa della Battaglia	1
Oderzo	3
Ormelle	1
Paese	1
Pederobba	1
Pieve di Soligo	2
Ponte di Piave	1
Ponzano Veneto	1
Portobuffolé	1
Possagno	1
Povegliano	1
Preganziol	1
Quinto di Treviso	1
Resana	1
Riese Pio X	1
Roncade	2
San Biagio di Callalta	1
San Vendemiano	2
San Zenone degli Ezzelini	1
Santa Lucia di Piave	1
Sarmede	1
Segusino	1
Sernaglia della Battaglia	1
Silea	1
Spresiano	2
Susegana	1
Tarzo	1
Trevignano	1
Treviso	25
Valdobbiadene	2
Vazzola	2
Vedelago	2
Villorba	4
Vittorio Veneto	5
Volpago del Montello	1
Zero Branco	1

Venice

Camponogara	1
Caorle	3
Chioggia	1
Dolo	2
Eraclea	2
Iesolo	4
Marcon	1
Mira	1

Mirano	2
Noventa di Piave	1
Pianiga	1
Portogruaro	2
Quarto d'Altino	1
San Donà di Piave	4
San Michele al Tagliamento	2
Santo Stino di Livenza	1
Scorzè	2
Spinea	1
Venice	20
Verona	
Affi	1
Albaredo d'Adige	1
Arcole	1
Badia Calavena	1
Bardolino	2
Belfiore	1
Boschi Sant'Anna	1
Bosco Chiesanuova	1
Bovolone	1
Brenzone	1
Bussolengo	3
Buttapietra	1
Caldiero	1
Caprino Veronese	1
Casaleone	1
Castagnaro	1
Castel d'Azzano	1
Castelnuovo del Garda	3
Cavaion Veronese	1
Cerea	3
Cologna Veneta	1
Colognola ai Colli	1
Dolcè	1
Erbè	1
Fumane	1
Garda	1
Gazzo Veronese	1
Grezzana	2
Illasi	1
Isola della Scala	1
Isola Rizza	1
Lavagno	1
Lazise	1
Legnago	3
Malcesine	1
Marano di Valpolicella	1
Minerbe	1
Montecchia di Crosara	1
Monteforte d'Alpone	1
Mozzecane	1
Negrar	2
Nogara	2
Nogarole Rocca	1
Oppeano	2
Palù	1
Pescantina	1
Peschiera del Garda	3
Povegliano Veronese	1
Rivoli Veronese	1
Ronco all'Adige	1
Roverchiara	1
Roveré Veronese	1
Salizzole	1
San Bonifacio	4
San Giovanni Ilarione	1
San Giovanni Lupatoto	3
San Martino Buon Albergo	1
San Pietro di Morubio	1
San Pietro in Cariano	2
San Zeno di Montagna	1
Sanguinetto	1
Sant'Ambrogio di Valpolicella	4
Selva di Progno	1
Soave	1
Sommacampagna	2
Sona	3
Terrazzo	1
Torri del Benaco	1
Tregnago	1
Valeggio sul Mincio	1
Verona	56
Veronella	1
Vigasio	1
Villa Bartolomea	1
Villafranca di Verona	3
Zevio	2
Vicenza	
Altavilla Vicentina	1
Arsiero	1
Arzignano	3
Asiago	1
Barbarano Vicentino	2
Bassano del Grappa	9
Breganze	1
Brendola	1
Bressanvido	1
Brogliano	1
Caldogno	2
Caltrano	1
Camisano Vicentino	2
Cartigliano	1
Cassola	2
Chiampo	1
Chiuppano	1
Cogollo del Cengio	1
Cornedo Vicentino	1
Costabissara	1
Creazzo	2
Crespadoro	1
Dueville	3
Foza	1
Grisignano di Zocco	1
Isola Vicentina	1
Longare	1
Lonigo	2
Malo	1
Marano Vicentino	1
Marostica	1
Mason Vicentino	1
Monte di Malo	1
Montebello Vicentino	1
Montecchio Maggiore	4
Montegalda	1
Monticello Conte Otto	2
Montorso Vicentino	1
Mussolente	1
Nanto	1
Nove	1
Noventa Vicentina	1
Piovene Rocchette	1
Recoaro Terme	1
Romano d'Ezzelino	1
Rosà	1
Rossano Veneto	1
San Nazario	1
San Vito di Leguzzano	1
Sandrigo	1
Santorso	1
Sarcedo	1
Sarego	2
Schio	7
Sossano	1
Sovizzo	1
Thiene	6
Tonezza del Cimone	1
Torrebelvicino	1
Torri di Quartesolo	2
Trissino	1
Valdagno	5
Valli del Pasubio	1
Velo d'Astico	1
Vicenza	30
Villaverla	1
Zanè	1
Zugliano	1

Offices abroad

BRANCHES
London - New York - Paris - Hong Kong - Singapore - Grand Cayman

REPRESENTATIVE OFFICES
Budapest - Brussels - Frankfurt - Koper - Moscow - Prague - Chicago - Los Angeles - Buenos Aires - San Paulo
Mumbai - Beijing - Shanghai

Italian Banking Branch Networks

Gruppo UniCredito Italiano



Region	Number of branches	Share in % by region
Veneto	616	21.5
Emilia Romagna	474	16.5
Piedmont	454	15.8
Lombardy	274	9.6
Latium	182	6.3
Friuli Venezia Giulia	165	5.7
Apulia	98	3.4
Marches	87	3.0
Trentino	83	2.9
Tuscany	75	2.6
Umbria	72	2.5
Campania	65	2.3
Liguria	55	1.9
Sicily	48	1.7
Sardegna	35	1.2
Aosta Valley	24	0.8
Molise	23	0.8
Abruzzo	22	0.8
Calabria	16	0.6
Basilicata	4	0.1
	2,872	

☐ Number of branches
■ **Share in % by region**

Credito Italiano



Region	Number of branches	Share in % by region
Lombardy	154	19.6
Latium	116	14.8
Piedmont	71	9.0
Campania	65	8.4
Puglia	54	6.9
Sicily	48	6.1
Tuscany	43	5.5
Liguria	42	5.3
Veneto	42	5.3
Emilia Romagna	35	4.5
Sardegna	35	4.5
Calabria	16	2.0
Friuli Venezia Giulia	16	2.0
Abruzzo	12	1.5
Marches	11	1.4
Umbria	9	1.1
Trentino	8	1.0
Basilicata	4	0.5
Molise	2	0.3
Valle d'Aosta	2	0.3
	785	

☐ Number of branches
■ **Share in % by region**

ROLO BANCA
1473



24
3.2
95
12.5
1
0.1
76
10.0
402
53.0
31
4.0
24
3.2
10
1.2
21
2.8
32
4.2
44
5.8

Region	Number of branches	Share in % by region
Emilia Romagna	402	53.0
Friuli Venezia Giulia	95	12.5
Veneto	76	10.0
Apulia	44	5.8
Latium	32	4.2
Marches	31	4.0
Lombardy	24	3.2
Tuscany	24	3.2
Molise	21	2.8
Abruzzo	10	1.2
Piedmont	1	0.1
	760	

▨ Number of branches
■ **Share in % by region**

CARIVERONA
BANCA SPA



3
0.6
51
10.2
6
1.2
22
4.4
365
72.8
43
8.6
11
2.2

Region	Number of branches	Share in % by region
Veneto	365	72.8
Lombardy	51	10.2
Marches	43	8.6
Piedmont	22	4.4
Latium	11	2.2
Friuli Venezia Giulia	6	1.2
Trentino	3	0.6
	501	

▨ Number of branches
■ **Share in % by region**

BANCA CRT
Cassa di Risparmio di Torino



36
7.7
22
4.8
359
77.7
4
0.9
7
1.5
13
2.8
4
0.9
17
3.7

Region	Number of branches	Share in % by region
Piedmont	359	77.7
Lombardy	36	7.7
Valle d'Aosta	22	4.8
Latium	17	3.7
Liguria	13	2.8
Emilia Romagna	7	1.5
Tuscany	4	0.9
Veneto	4	0.9
	462	

Number of branches
Share in % by region

CASSAMARCA



6
5.0
113
95.0

Region	Number of branches	Share in % by region
Veneto	113	95.0
Friuli Venezia Giulia	6	5.0
	119	

Number of branches
Share in % by region

caritro



72
91.0
7
9.0

Region	Number of branches	Share in % by region
Trentino	72	91.0
Veneto	7	9.0
	79	

Number of branches
Share in % by region

Banca dell'Umbria



2
2.7
4
5.4
62
83.8
6
8.1

Region	Number of branches	Share in % by region
Umbria	62	83.8
Latium	6	8.1
Tuscany	4	5.4
Marches	2	2.7
	74	

Number of branches
Share in % by region

CRTRIESTE
BANCA SPA

Region	Number of branches	Share in % by region
Friuli Venezia Giulia	42	81.0
Veneto	9	17.0
Lombardy	1	2.0
	52	



1
2.0
42
81.0
9
17.0

Number of branches
Share in % by region

CASSA RISPARMIO CARPI S.p.A.

Region	Number of branches	Share in % by region
Emilia Romagna	30	79.0
Lombardy	8	21.0
	38	



8
21.0
30
79.0

Number of branches
Share in % by region

336

Graphic design and typesetting
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed by: Bertieri Istituto Grafico - Monza
May 2001